Chapman and Cutler LLP

Attorneys at Law · Focused on Finance®

1717 Rhode Island Avenue NW
Washington, DC 20036-3026

T 202.478.6444
D 202.478.6472
F 202.478.6473

March 23, 2015

Via email to ABSdrafts@sec.gov

Katherine Hsu, Office Chief
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **BA Credit Card Funding, LLC**
      BA Master Credit Card Trust II
      BA Credit Card Trust
      Draft Filing Review Program for Revised Regulation AB

Dear Ms. Hsu:

In connection with the draft filing review program for revised Regulation AB, we are pleased to submit, on behalf of BA Credit Card Funding, LLC, as transferor to BA Master Credit Card Trust II and BA Credit Card Trust, drafts of amendments to the following transaction documents, each of which has been prepared as an amendment and restatement: the Pooling and Servicing Agreement, the Series 2001-D Supplement to the Pooling and Servicing Agreement, the Indenture, and the BAseries Indenture Supplement to the Indenture. For your convenience, in each case we have included one clean copy of the document and one copy marked to show changes from the executed version currently governing the issuance platform, each of which has previously been filed with the Securities and Exchange Commission (the "Commission").

We look forward to working with the Commission staff in the course of its review and would be happy to discuss any questions that you may have as they arise. Please contact any of the

Chapman and Cutler LLP

following individuals with any such questions or other matters for discussion concerning this submission:

Scott McCarthy	Greg Lumelsky	Michael Mitchell
Managing Director	Asst. General Counsel	Chapman and Cutler LLP
Bank of America, N.A.	Bank of America, N.A.	1717 Rhode Island Ave, NW
1020 N. French Street	214 N. Tryon Street	8th Floor
DE5-002-02-06	NC1-027-20-05	Washington, DC 20036
Wilmington, DE 19884	Charlotte, NC 28255	202-478-6446
302-432-4908	980-388-6357	mitchell_DC@chapman.com
scott.mccarthy@bankofamerica.com	greg.lumelsky@bankofamerica.com	

Very truly yours,

Michael H. Mitchell

cc: David Beaning
        Securities and Exchange Commission

cc: Scott McCarthy
        Bank of America, N.A.

cc: Greg Lumelsky
        Bank of America, N.A.

cc: Doug Madsen
        Chapman and Cutler LLP

BA CREDIT CARD TRUST

as Issuer

and

THE BANK OF NEW YORK MELLON

as Indenture Trustee

THIRD AMENDED AND RESTATED

BASERIES INDENTURE SUPPLEMENT

dated as of [November 23, 2015]

to

FOURTH AMENDED AND RESTATED INDENTURE

dated as of [November 23, 2015]

TABLE OF CONTENTS

EXHIBITS

EXHIBIT A-1	[FORM OF] CLASS A NOTE
EXHIBIT A-2	[FORM OF] CLASS B NOTE
EXHIBIT A-3	[FORM OF] CLASS C NOTE
EXHIBIT B	[FORM OF] BASERIES SCHEDULE TO PAYMENT INSTRUCTIONS
EXHIBIT C	[FORM OF] BASERIES SCHEDULE TO MONTHLY NOTEHOLDERS' STATEMENT
SCHEDULE 1	LIST OF TERMS DOCUMENTS

This THIRD AMENDED AND RESTATED BASERIES INDENTURE SUPPLEMENT (this "Indenture Supplement") by and between BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (the "Issuer"), having its principal office at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890, and THE BANK OF NEW YORK MELLON, a New York banking corporation (the "Indenture Trustee"), is made and entered into as of [November 23, 2015] and supplements the FOURTH AMENDED AND RESTATED INDENTURE, dated as of [November 23, 2015], by and between the Issuer and the Indenture Trustee (the "Indenture")

WHEREAS, MBNA Credit Card Master Note Trust (as predecessor to BA Credit Card Trust) and the Indenture Trustee have heretofore executed and delivered an MBNAseries Indenture Supplement, dated as of May 24, 2001 (as amended, supplemented or otherwise modified prior to June 10, 2006, the "Original Indenture Supplement");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered an Amended and Restated BAseries Indenture Supplement, dated as of June 10, 2006 (as amended, supplemented or otherwise modified prior to the date hereof, the "Amended and Restated Indenture Supplement"); and

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered a Second Amended and Restated BAseries Indenture Supplement, dated as of October 1, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the "Second Amended and Restated Indenture Supplement").

NOW, THEREFORE, the Issuer and the Indenture Trustee hereby agree that effective on and as of the date hereof, the Second Amended and Restated Indenture Supplement is hereby amended and restated in its entirety as follows:

ARTICLE I

Definitions and Other Provisions of General Application

Section 1.01.   Definitions. For all purposes of this Indenture Supplement, except as otherwise expressly provided or unless the context otherwise requires:

(1)   the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(2)   all other terms used herein which are defined in the Indenture, either directly or by reference therein, have the meanings assigned to them therein;

(3)   all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the term "generally accepted accounting

1

principles" with respect to any computation required or permitted hereunder means such accounting principles as are generally accepted in the United States of America at the date of such computation;

(4)   all references in this Indenture to designated "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this Indenture Supplement as originally executed. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture Supplement as a whole and not to any particular Article, Section or other subdivision;

(5)   in the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Indenture, the terms and provisions of this Indenture Supplement shall be controlling;

(6)   each capitalized term defined herein shall relate only to the BAseries Notes and no other Series of Notes issued by the Issuer; and

(7)   "including" and words of similar import will be deemed to be followed by "without limitation."

"Accumulation Commencement Date" means, for each tranche of Notes, the first Business Day of the month that is twelve (12) whole calendar months prior to the Expected Principal Payment Date for such tranche of Notes; provided, however, that, if the Accumulation Period Length for such tranche of Notes is less than twelve (12) months, the Accumulation Commencement Date will be the first Business Day of the month that is the number of whole months prior to such Expected Principal Payment Date at least equal to the Accumulation Period Length and, as a result, the number of Monthly Periods during the period from the Accumulation Commencement Date to such Expected Principal Payment Date will at least equal the Accumulation Period Length.

"Accumulation Period Factor" means, for any tranche of Notes for each Monthly Period, a fraction, the numerator of which is equal to the sum of the initial investor interests of all outstanding Series (as defined in the Pooling and Servicing Agreement) including the Collateral Certificate, and the denominator of which is equal to the sum of (a) the Initial Dollar Principal Amount of such tranche of Notes, (b) the initial investor interests of all outstanding Series of investor certificates issued by the Master Trust (other than the Collateral Certificate) which are not expected to be in their revolving periods (as such terms are defined in the Pooling and Servicing Agreement), (c) the initial investor interests of all outstanding Series of investor certificates issued by the Master Trust (other than the Collateral Certificate) which are not allocating Shared Principal Collections to other Series of investor certificates issued by the Master Trust and are in their revolving periods (as such terms are defined in the Pooling and Servicing Agreement), and (d) the Initial Dollar Principal Amount of any tranche of notes (other than such tranche of Notes) of the Issuer for which amounts are targeted to be deposited into a principal funding account with respect to such Monthly Period; provided, however, that this definition may be changed at any time if the Note Rating Agencies provide prior written confirmation that a Ratings Effect will not occur with respect to such change.

"Accumulation Period Length" is defined in Section 3.10(b)(ii).

"Accumulation Reserve Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Accumulation Reserve Sub-Account Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Accumulation Reserve Account (net of investment expenses and losses) for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"Aggregate Investor Default Amount" is defined in the Series 2001-D Supplement.

"Aggregate Series Available Funds Shortfall" means the sum of the Series Available Funds Shortfalls (as such term is defined in each of the related Indenture Supplements) for each Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One.

"Amended and Restated Indenture Supplement" has the meaning specified in the recitals hereto.

"BAseries Available Funds" means, with respect to any Transfer Date, the sum of (a) Available Funds allocated to the BAseries pursuant to Section 501 of the Indenture, (b) any amounts to be treated as BAseries Available Funds pursuant to Sections 3.04(a) and 3.20(d) and (c) any amounts to be treated as BAseries Available Funds pursuant to any terms document.

"BAseries Available Principal Amounts" means the sum of (a) Available Principal Amounts allocated to the BAseries pursuant to Section 502 of the Indenture, (b) any amounts to be treated as BAseries Available Principal Amounts pursuant to Section 3.12(a) and (c) any amounts to be treated as BAseries Available Principal Amounts pursuant to any terms document.

"BAseries Investor Default Amount" means, with respect to any Monthly Period, the sum, for each day during such Monthly Period, of the product of the Investor Default Amounts (as such term is defined in the Series 2001-D Supplement) with respect to each such day and the percentage equivalent of a fraction the numerator of which is the Available Funds Allocation Amount for the BAseries for such day and the denominator of which is the Available Funds Allocation Amount for all series of Notes for such day.

"BAseries Servicing Fee" means, with respect to any Monthly Period, the *pro rata* portion of the Net Servicing Fee (as such term is defined in the Series 2001-D Supplement) allocable to the BAseries based on the ratio of the Weighted Average Available Funds Allocation Amount for the BAseries for such Monthly Period to the Weighted Average Available Funds Allocation Amount for all series of Notes for such Monthly Period.

"Class A Notes" means a Note specified in the applicable terms document as belonging to Class A.

"Class A Required Subordinated Amount" means, with respect to any tranche of Class A Notes, the aggregate Nominal Liquidation Amount of Class B Notes or Class C Notes, as the case may be, as specified in the applicable terms document for such tranche of Class A Notes, that is required to be outstanding and available on any date such tranche of Class A Notes is Outstanding.

"Class A Unused Subordinated Amount of Class B Notes" means for any tranche of Outstanding Class A Notes, with respect to any Transfer Date, an amount equal to the Class A Required Subordinated Amount of Class B Notes minus the Class A Usage of the Class B Required Subordinated Amount, each as of such Transfer Date.

"Class A Unused Subordinated Amount of Class C Notes" means for any tranche of Outstanding Class A Notes, with respect to any Transfer Date, an amount equal to the Class A Required Subordinated Amount of Class C Notes minus the Class A Usage of the Class C Required Subordinated Amount, each as of such Transfer Date.

"Class A Usage of Class B Required Subordinated Amount" means, with respect to any tranche of Outstanding Class A Notes, zero on the date of issuance of such tranche and on any Transfer Date thereafter the Class A Usage of Class B Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts (in each case, such amount shall not exceed the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes after giving effect to the previous clauses, if any):

(a) an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for that tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the aggregate amount of Investor Charge-Offs initially allocated to Class B Notes pursuant to Section 3.05(a) which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A Notes on such Transfer Date; *plus*

(b) the amount of Investor Charge-Offs initially allocated to that tranche of Class A Notes pursuant to Section 3.05(a) and then reallocated on such Transfer Date to Class B Notes pursuant to Section 3.05(b); *plus*

(c) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the Interest Funding sub-Account for that tranche of Class A Notes pursuant to Section 3.07(a) which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A Notes; *plus*

(d) the aggregate amount of BAseries Available Principal Amounts reallocated to pay any amount to the Servicer for such tranche of Class A Notes pursuant

to Sections 3.07(c) which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A Notes on such Transfer Date; *minus*

(e)   an amount (not to exceed the Class A Usage of Class B Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (a) through (d) above) equal to the sum of (x) the product of (A) a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of Class B Nominal Liquidation Amount Deficits on such Transfer Date) for such tranche of Class A Notes and the denominator of which is the aggregate Class B Nominal Liquidation Amount Deficits (prior to giving effect to any reimbursement of Class B Nominal Liquidation Amount Deficits on such Transfer Date) of all Class B Notes, <u>times</u> (B) the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class B Notes which are reimbursed on such Transfer Date pursuant to Section 3.06(b), *plus* (y) if the aggregate Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of Class B Nominal Liquidation Amount Deficits on such Transfer Date) for all Class A Notes exceeds the aggregate Class B Nominal Liquidation Amount Deficits of all Class B Notes (prior to giving effect to any reimbursement on such Transfer Date), the product of (A) a fraction, the numerator of which is the amount of such excess and the denominator of which is the aggregate Class C Nominal Liquidation Amount Deficits (prior to giving effect to any reimbursement of a Class C Nominal Liquidation Amount Deficit on such Transfer Date) of all Class C Notes, <u>times</u> (B) the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class C Notes (prior to giving effect to such reimbursement) which are reimbursed on such Transfer Date <u>times</u> (C) a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount of such tranche of Class A Notes (prior to giving effect to such reimbursement) and the denominator of which is the Class A Usage of Class B Required Subordinated Amount for all Class A Notes (prior to giving effect to such reimbursement).

"<u>Class A Usage of Class C Required Subordinated Amount</u>" means, with respect to any tranche of Outstanding Class A Notes, zero on the date of issuance of such tranche and on any Transfer Date thereafter the Class A Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts (in each case, such amount shall not exceed the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes after giving effect to the previous clauses, if any):

(a)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), <u>times</u> (B) the aggregate amount of Investor Charge-Offs initially allocated on such Transfer Date to all Class C Notes pursuant to Section 3.05(a); *plus*

(b)   the amount of Investor Charge-Offs initially allocated to that tranche of Class A Notes pursuant to Section 3.05(a) and then reallocated to Class C Notes pursuant to Section 3.05(b); *plus*

(c)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for that tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the aggregate amount of Investor Charge-Offs initially allocated to Class B Notes pursuant to Section 3.05(a); *plus*

(d)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the Interest Funding sub-Account for that tranche of Class A Notes pursuant to Section 3.07(a); *plus*

(e)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the Interest Funding sub-Account for any tranche of Class B Notes pursuant to Section 3.07(b); *plus*

(f)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the Servicer for such tranche of Class A Notes pursuant to Sections 3.07(c); *plus*

(g)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for that tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the Servicer for any tranche of Class B Notes pursuant to Section 3.07(d); *minus*

(h)   an amount (not to exceed the Class A Usage of Class C Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (a) through (g) above) equal to the product of (A) a fraction, the numerator of which is the Class A Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of Class C Nominal Liquidation Amount Deficits on such Transfer Date) for that tranche of Class A Notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C Notes, times (B) the aggregate Nominal Liquidation Amount Deficits of all Class C Notes which are reimbursed on such Transfer Date pursuant to Section 3.06(c).

"Class B Notes" means a Note specified in the applicable terms document to this Indenture Supplement as belonging to Class B.

"Class B Required Subordinated Amount" means, with respect to any tranche of Class B Notes, the aggregate Nominal Liquidation Amount of Class C Notes as specified in the applicable terms document for such tranche of Class B Notes, that is required to be outstanding and available on any date such tranche of Class B Notes is Outstanding.

"Class B Unused Subordinated Amount of Class C Notes" means for any tranche of Outstanding Class B Notes, with respect to any Transfer Date, an amount equal to the Class B Required Subordinated Amount of Class C Notes minus the Class B Usage of the Class C Required Subordinated Amount, each as of such Transfer Date.

"Class B Usage of Class C Required Subordinated Amount" means, with respect to any tranche of Outstanding Class B Notes, zero on the date of issuance of such tranche and on any Transfer Date thereafter the Class B Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts (in each case, such amount shall not exceed the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes after giving effect to the previous clauses, if any):

(a)   an amount equal to the product of (A) a fraction, the numerator of which is the Class B Unused Subordinated Amount of Class C Notes for that tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), times (B) the aggregate amount of Investor Charge-Offs initially allocated on such Transfer Date to Class C Notes pursuant to Section 3.05(a); *plus*

(b)   an amount equal to the product of (A) a fraction, the numerator of which is the Nominal Liquidation Amount for that tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the sum of (i) the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class B Notes that was included in Class A Usage of Class C Required Subordinated Amount plus (ii) the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class B Notes that was included in Class A Usage of Class B Required Subordinated Amount; *plus*

(c)   the amount of Investor Charge-Offs initially allocated to that tranche of Class B Notes pursuant to Section 3.05(a), and then reallocated on such date to Class C Notes pursuant to Section 3.05(b); *plus*

(d)   an amount equal to the product of (A) a fraction, the numerator of which is the Nominal Liquidation Amount for that tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for any tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class B Notes pursuant to Section 3.07(a); *plus*

(e)   the amount of BAseries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for that tranche of Class B Notes pursuant to Section 3.07(b); *plus*

(f)   an amount equal to the product of (A) a fraction, the numerator of which is the Nominal Liquidation Amount for such tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such date to pay any amount to the Servicer for any tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class B Notes, pursuant to Section 3.07(c); *plus*

(g)   the amount of BAseries Available Principal Amounts reallocated on such date to pay any amount to the Servicer for such tranche of Class B Notes pursuant to Section 3.07(d); *minus*

(h)   an amount (not to exceed the Class B Usage of Class C Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (a) through (g) above) equal to the product of (A) a fraction, the numerator of which is the Class B Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of Class C Nominal Liquidation Amount Deficits on such Transfer Date) for that tranche of Class B Notes and the denominator of which is the Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C Notes, times (B) the aggregate Nominal Liquidation Amount Deficits of all Class C Notes which are reimbursed on such date pursuant to Section 3.06(c).

"Class C Notes" means a Note specified in the applicable terms document as belonging to Class C.

"Class C Reserve Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Controlled Accumulation Amount" for any Transfer Date for any tranche of Notes with only one Expected Principal Payment Date, is defined in the related terms document; provided, however, that if the Accumulation Period Length with respect to such tranche is determined to be less than twelve (12) months pursuant to Section 3.10(b)(ii), the Controlled Accumulation Amount for any Transfer Date will be equal to (i) the product of (x) the Initial Dollar Principal Amount of such tranche of Notes and (y) the Accumulation Period Factor for such Monthly Period divided by (ii) the Required Accumulation Factor Number.

"Derivative Accrual Date" means, for any Monthly Period with respect to any tranche of Notes which has a Performing Derivative Agreement for interest, the date in such Monthly Period corresponding numerically to the next payment date under the related Derivative Agreement following the end of the related Monthly Period.

"Excess Available Funds" means, with respect to any Monthly Period, the aggregate amount of BAseries Available Funds *minus* the sum of the amounts, without duplication, determined pursuant to Sections3.01(a) through (d).

"Finance Charge Receivables" is defined in the Pooling and Servicing Agreement.

"Indenture" has the meaning specified in the recitals hereto.

"Interest Funding Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Interest Funding sub-Account Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Interest Funding Account (net of investment expenses and losses) for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"Investor Charge-Offs" means, with respect to any Transfer Date, the aggregate amount, if any, by which the BAseries Investor Default Amount, if any, for the preceding Monthly Period exceeds the BAseries Available Funds for such Transfer Date available after giving effect to clause (a) and (b) of Section 3.01.

"Nominal Liquidation Amount" means, with respect to any tranche of Notes, the amount calculated pursuant to Section 3.16 of this Indenture Supplement. The Nominal Liquidation Amount for the BAseries will be the sum of the Nominal Liquidation Amounts of all of the tranches of Notes of the BAseries.

"Nominal Liquidation Amount Deficit" means, with respect to any tranche of Notes, the excess of the Adjusted Outstanding Dollar Principal Amount of that tranche over the Nominal Liquidation Amount of that tranche.

"Original Indenture Supplement" has the meaning specified in the recitals hereto.

"PFA Accumulation Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Principal Funding Account (net of investment expenses and losses), other than funds in the Principal Funding Account in connection with any Prefunding Target Amounts, for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"PFA Accumulation Earnings Shortfall" means, for any Transfer Date,

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(a)   the aggregate of the PFA Accumulation Earnings Target for each tranche of BAseries Notes for such Transfer Date, *minus*

(b)   the PFA Accumulation Earnings for such period.

"PFA Accumulation Earnings Target" means, for any Transfer Date, with respect to any amount on deposit in a Principal Funding sub-Account (prior to giving effect to any deposits to be made on such date), other than any amount in connection with a Prefunding Target Amount, for a tranche of Notes, the Dollar amount of interest that would have accrued on such deposit (or portion thereof) for the period from and including the preceding Transfer Date to but excluding such Transfer Date if it had borne interest at the following rates:

(a)   in the case of a tranche of Dollar Interest-bearing Notes with no Derivative Agreement for interest, at the rate of interest applicable to that tranche;

(b)   in the case of a tranche of Discount Notes, at the rate of accretion (converted to an accrual rate) of that tranche;

(c)   in the case of a tranche of Notes with a Performing Derivative Agreement for interest, at the rate at which payments by the Issuer to the applicable Derivative Counterparty accrue (prior to the netting of such payments, if applicable); and

(d)   in the case of a tranche of Notes with a non-Performing Derivative Agreement for interest, at the rate specified in the related terms document.

More than one of the aforementioned rates of interest may be applicable to amounts on deposit in a Principal Funding sub-Account for a tranche of Notes.

"PFA Prefunding Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Principal Funding Account (net of investment expenses and losses) in connection with any Prefunding Target Amounts for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"PFA Prefunding Earnings Shortfall" means, for any Transfer Date,

(a)   the aggregate PFA Prefunding Earnings Targets for each tranche of BAseries Notes for such Transfer Date, *minus*

(b)   the PFA Prefunding Earnings for such period.

"PFA Prefunding Earnings Target" means, for any Transfer Date, with respect to any amount on deposit in a Principal Funding sub-Account in connection with a Prefunding Target Amount for a tranche of Notes, the Dollar amount of interest that would have accrued on such deposit (or portion thereof) for the period from and including the preceding Transfer Date to but excluding such Transfer Date if it had borne interest at the following rates:

(a) in the case of a tranche of Dollar Interest-bearing Notes with no Derivative Agreement for interest, at the rate of interest applicable to that tranche;

(b) in the case of a tranche of Discount Notes, at the rate of accretion (converted to an accrual rate) of that tranche;

(c) in the case of a tranche of Notes with a Performing Derivative Agreement for interest, at the rate at which payments by the Issuer to the applicable Derivative Counterparty accrue (prior to the netting of such payments, if applicable); and

(d) in the case of a tranche of Notes with a non-Performing Derivative Agreement for interest, at the rate specified in the related terms document.

More than one of the aforementioned rates of interest may be applicable to amounts on deposit in a Principal Funding sub-Account for a tranche of Notes.

"Prefunding Excess Amount" means, with respect to any senior class of Notes for any date, after giving effect to all issuances, allocations, deposits and payments with respect to that date, the aggregate amounts on deposit in the Principal Funding sub-Accounts of the Notes of that class that are in excess of the aggregate amount targeted to be on deposit in those Principal Funding sub-Accounts pursuant to Section 3.10.

"Prefunding Target Amount" means the amount calculated pursuant to Section 3.21.

"Principal Funding Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Principal Funding sub-Account Amount" means, with respect to any tranche of Notes as of any date, the amount on deposit in the Principal Funding sub-Account for such tranche of Notes on such date.

"Receivables Sales Proceeds" means, with respect to any tranche of Notes, the proceeds of the sale of Receivables with respect to such tranche pursuant to Section 3.20. Receivables Sales Proceeds do not constitute Available Principal Amounts.

"Receivables Sales Proceeds Deposit Amount" means, with respect to any tranche of Notes in respect of which the Trust has received Receivables Sales Proceeds, the amount of Receivables Sales Proceeds on deposit in the Principal Funding sub-Account for such tranche.

"Required Accumulation Factor Number" shall be equal to a fraction, rounded upwards to the nearest whole number, the numerator of which is one and the denominator of which is equal to the lowest monthly principal payment rate on the Accounts (as defined in the Pooling and Servicing Agreement), expressed as a decimal, for the twelve (12) months preceding the date of such calculation; provided, however, that this definition may be changed at any time

11

if the Note Rating Agencies provide prior written confirmation that a Ratings Effect with respect to any Outstanding Notes will not occur with respect to such change.

"Required Excess Available Funds" means, with respect to any Monthly Period, an amount equal to zero; provided, however, that the Issuer may, from time to time, change such amount (which will never be less than zero) upon (i) written notice to the Indenture Trustee, (ii) prior written confirmation from the Note Rating Agencies that a Ratings Effect will not occur with respect to such change and (iii) the Issuer reasonably believes that such change will not have an Adverse Effect.

"Required Subordinated Amount" means, with respect to any tranche of a senior class of Notes, the aggregate Nominal Liquidation Amount of a subordinated class of Notes, as specified in the applicable terms document for such tranche of the senior class, that is required to be outstanding and available on any date the senior class is Outstanding.

"Second Amended and Restated Indenture Supplement" has the meaning specified in the recitals hereto.

"senior class" means (a) with respect to the Class B Notes, the Class A Notes, and (b) with respect to the Class C Notes, the Class A Notes or Class B Notes.

"Series Available Funds Shortfall" means, with respect to any Transfer Date with respect to the BAseries, the excess, if any, of (a) the aggregate amount targeted to be paid or applied pursuant to Sections 3.01(a) through (d) for any Transfer Date over (b) the BAseries Available Funds (excluding any amounts to be treated as BAseries Available Funds pursuant to Section 3.27(a)) for such Transfer Date; provided, however, that the Issuer, when authorized by an Officer's Certificate, may amend or otherwise modify this definition of Series Available Funds Shortfall provided the Note Rating Agencies confirm in writing that the amendment or modification will not cause a Ratings Effect with respect to any Outstanding Notes.

"Shared Excess Available Funds" means, with respect to any Transfer Date with respect to any series of Notes, either (a) the amount of BAseries Available Funds for such Transfer Date available after application in accordance with Sections 3.01(a) through (g) or (b) the amounts allocated to other series of Notes identified as an Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One which the applicable Indenture Supplements for such series specify are to be treated as "Shared Excess Available Funds."

"Spot Exchange Rate" has the meaning specified in the related terms document.

"subordinated class" means (a) with respect to the Class A Notes, the Class B Notes or Class C Notes, (b) with respect to the Class B Notes, the Class C Notes.

"Targeted Interest Deposit Amount" means, with respect to the BAseries Notes for any Transfer Date, the aggregate amount targeted to be deposited in the Interest Funding Account pursuant to Section 3.02 for such Transfer Date.

"Targeted Principal Deposit Amount" means, with respect to the BAseries Notes for any Transfer Date, the aggregate amount targeted to be deposited in the Principal Funding Account pursuant to Section 3.10 for such Transfer Date.

"Terms Documents" has the meaning specified in the recitals hereto.

"Weighted Average Available Funds Allocation Amount" means, with respect to any Monthly Period for any tranche or class of Notes, the sum of the Available Funds Allocation Amount for such tranche or class, as applicable, as of the close of business on each day during such Monthly Period divided by the actual number of days in such period.

Section 1.02.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Indenture Supplement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Indenture Supplement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Indenture Supplement involves at least $100,000.00, and (b) that this Indenture Supplement has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 1.03.   Counterparts. This Indenture Supplement may be executed in any number of counterparts, each of which so executed will be deemed to be an original, but all such counterparts will together constitute but one and the same instrument.

Section 1.04.   Ratification of Indenture. As supplemented by this Indenture Supplement, the Indenture is in all respects ratified and confirmed and the Indenture as so supplemented by this Indenture Supplement shall be read, taken and construed as one and the same instrument.

[END OF ARTICLE I]

ARTICLE II

The Notes

Section 2.01.   Creation, Designation, and Continuation.

(a)   Under the Amended and Restated Indenture Supplement, there was created a series of Notes issued pursuant to the Indenture and the Amended and Restated Indenture Supplement to be known as "BA Credit Card Trust, BAseries" or the "BAseries Notes". The BAseries Notes were issued in three classes, the first of which is known as the "BAseries Class A Notes," the second of which is known as the "BAseries Class B Notes" and the third of which is known as the "BAseries Class C Notes," which such BAseries Notes were continued under the Indenture and the Second Amended and Restated Indenture Supplement. The BAseries Notes are hereby continued under the Indenture and this Indenture Supplement, and shall continue to be issued in three classes with the same designations as specified above in this Section 2.01(a).

(b)   The BAseries shall be an Excess Available Funds Sharing Series in Excess Available Funds Sharing Group A and shall not be in any other group. The BAseries shall not be subordinated to any other series of Notes.

Section 2.02.   New Issuances of Notes. The Issuer may issue new tranches of Notes (including additional Notes of an Outstanding tranche) to be included in the BAseries, so long as the following conditions precedent are satisfied:

(i)   on or before the date that the new issuance is to occur, the Issuer will have delivered to the Indenture Trustee a terms document relating to the applicable tranche of Notes;

(ii)   if the issuance of Notes results in an increase in the targeted deposit amount of any Class C Reserve sub-Account of a tranche of Class C Notes, on such issuance date the Issuer will have funded such increase with a cash deposit to such Class C Reserve sub-Account;

(iii)   the conditions specified in Section 310 of the Indenture and Section 2.03 of this Indenture Supplement, as applicable, are satisfied; and

(iv)   any other conditions specified in the related terms document.

Section 2.03.   Required Subordinated Amount Conditions to Issuance of a Tranche of a Senior Class of Notes.

(a)   Class A Required Subordinated Amount of Class B Notes. On the issuance date of a tranche of Class A Notes, immediately after giving effect to such issuance, the available subordinated amount of Class B Notes for such tranche of Class A Notes must be at least equal to the Class A Required Subordinated Amount of Class B Notes for such tranche of Class A Notes. For purposes of this <u>Section 2.03</u>, the available subordinated amount of Class B Notes for such tranche of Class A Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

      (i)   the aggregate Nominal Liquidation Amount of all tranches of Class B Notes which are Outstanding on that date; *minus*

      (ii)   the aggregate Class A Required Subordinated Amount of Class B Notes for all other tranches of Class A Notes which are Outstanding on that date.

      (b)   <u>Class A Required Subordinated Amount of Class C Notes</u>. On the issuance date of a tranche of Class A Notes, immediately after giving effect to such issuance, the available subordinated amount of Class C Notes for such tranche of Class A Notes must be at least equal to the Class A Required Subordinated Amount of Class C Notes for such tranche of Class A Notes. For purposes of this clause, the available subordinated amount of Class C Notes for such tranche of Class A Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

      (i)   the aggregate Nominal Liquidation Amount of all tranches of Class C Notes which are Outstanding on that date; *minus*

      (ii)   the aggregate Class A Required Subordinated Amount of Class C Notes for all other tranches of Class A Notes which are Outstanding on that date.

      (c)   <u>Class B Required Subordinated Amount of Class C Notes</u>. On the issuance date of a tranche of Class B Notes, immediately after giving effect to such issuance, the available subordinated amount of Class C Notes for such tranche of Class B Notes must be at least equal to the Class B Required Subordinated Amount of Class C Notes for such tranche of Class B Notes. For purposes of this clause, the available subordinated amount of Class C Notes for such tranche of Class B Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

      (i)   the aggregate Nominal Liquidation Amount of all tranches of Class C Notes which are Outstanding on that date; *minus*

      (ii)   the aggregate Class B Required Subordinated Amount of Class C Notes for all other tranches of Class B Notes which are Outstanding on that date.

      (d)   <u>Class B Required Subordinated Amount of Class C Notes</u>. On the issuance date of a tranche of Class A Notes, immediately after giving effect to such issuance, the available subordinated amount of Class C Notes for all tranches of Class B Notes must be at least equal to the aggregate Class B Required Subordinated Amount of Class C Notes for all tranches of Class B Notes which are Outstanding on that date. For purposes of this clause, the available subordinated amount of Class C Notes for all tranche of Class B Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

(i)   the aggregate Nominal Liquidation Amount of all tranches of Class C Notes which are Outstanding on that date; *minus*

(ii)   the aggregate Class A Required Subordinated Amount of Class C Notes for all tranches of Class A Notes for which the Class A Required Subordinated Amount of Class B Notes is equal to zero which are Outstanding on that date.

[END OF ARTICLE II]

ARTICLE III

Allocations, Deposits and Payments

Section 3.01. Allocations of BAseries Available Funds. On each Transfer Date, the Indenture Trustee will apply BAseries Available Funds, as follows:

(a) *first*, to make the targeted deposits to the Interest Funding Account pursuant to Section 3.02;

(b) *second*, to pay the BAseries Servicing Fee *plus* any previously due and unpaid BAseries Servicing Fee to the Servicer;

(c) *third*, to be treated as BAseries Available Principal Amounts for application in accordance with Section 3.07 in an amount equal to the BAseries Investor Default Amount, if any, for the preceding Monthly Period;

(d) *fourth*, to be treated as BAseries Available Principal Amounts for application in accordance with Section 3.07 in an amount equal to the Nominal Liquidation Amount Deficit, if any;

(e) *fifth*, to make the targeted deposit to the Accumulation Reserve Account, if any, pursuant to Section 3.24;

(f) *sixth*, to make the targeted deposit to the Class C Reserve Account, if any, pursuant to Section 3.22;

(g) *seventh*, to make any other payment or deposit required by the terms documents of any class or tranche of BAseries Notes;

(h) *eighth*, to be treated as Shared Excess Available Funds for application in accordance with Section 3.27; and

(i) *ninth*, to the Issuer.

Section 3.02. Targeted Deposits to the Interest Funding Account. The aggregate amount of BAseries Available Funds targeted to be deposited into the Interest Funding Account pursuant to Section 3.01(a) on each Transfer Date is equal to the sum of the following amounts. A single tranche of Notes may be entitled to more than one of the following targeted deposits on any Transfer Date. The targeted deposit on any Transfer Date will also include any shortfall in the targeted deposit with respect to any prior Transfer Date which has not been previously deposited.

(a)   Specified Deposits. If the terms document for a tranche of Notes specifies a deposit to be made to the Interest Funding sub-Account for that tranche, the deposit targeted for that tranche of Notes with respect to that Transfer Date is such specified amount.

(b)   Interest Payments. The deposit targeted for any tranche of Outstanding Interest-bearing Notes on each Transfer Date will be equal to the amount of interest accrued on the Outstanding Dollar Principal Amount of that tranche of Notes during the period from and including the Monthly Interest Accrual Date in the prior Monthly Period to but excluding the Monthly Interest Accrual Date in the current Monthly Period.

(c)   Amounts Owed to Derivative Counterparties. If a tranche of Outstanding Dollar Notes or foreign currency Notes that has a Performing or non-Performing Derivative Agreement for interest provides for a payment to the applicable Derivative Counterparty, the deposit targeted for that tranche of Notes on each Transfer Date with respect to any payment to the Derivative Counterparty will be specified in the related terms document.

(d)   Discount Notes. The deposit targeted for a tranche of Outstanding Discount Notes on each Transfer Date is equal to the amount of accretion of principal of that tranche of Notes from the Monthly Principal Accrual Date in the related Monthly Period (or in the case of the first Transfer Date with respect to any tranche of Notes, from the date of issuance of that tranche of Notes) to but excluding the Monthly Principal Accrual Date for the next month.

(e)   Additional Interest. Unless otherwise specified in the applicable terms document, the deposit targeted for any tranche of Outstanding Notes (other than Discount Notes) for any month that has previously due and unpaid interest will include the interest accrued on that overdue interest from and including the Monthly Interest Accrual Date in that month to but excluding the Monthly Interest Accrual Date next following that month at the rate of interest applicable to the principal of that tranche during that period.

Section 3.03.   Allocations of BAseries Available Funds to Interest Funding Sub-Accounts. The aggregate amount to be deposited to the Interest Funding Account pursuant to Section 3.01(a) for each Monthly Period will be allocated, and a portion deposited into the Interest Funding sub-Account for each tranche of Notes, as follows:

(a)   BAseries Available Funds at Least Equal to Targeted Amounts. If the amount of funds available for a Monthly Period pursuant to Section 3.01 is at least equal to the aggregate amount of the deposits and payments targeted by Section 3.02, then the full amount of each such deposit and payment will be made to the applicable Interest Funding sub-Accounts.

(b)   BAseries Available Funds Are Less than Targeted Amounts. If the amount of funds available for a Monthly Period pursuant to Section 3.01 is less than the aggregate amount of the deposits targeted by Section 3.02, then the amount available will be allocated to each tranche of Notes as follows:

(i) *first*, to each tranche of Class A Notes *pro rata* based on the ratio of (A) the aggregate amount of the deposits targeted by Section 3.02 with respect to that tranche of Class A Notes, to (B) the aggregate amount of the deposits targeted by Section 3.02 with respect to all tranches of Class A Notes, and

(ii) *second*, to each tranche of Class B Notes *pro rata* based on the ratio of (A) the aggregate amount of the deposits targeted by Section 3.02 with respect to that tranche of Class B Notes, to (B) the aggregate amount of the deposits targeted by Section 3.02 with respect to all tranches of Class B Notes, and

(iii) *third*, to each tranche of Class C Notes *pro rata* based on the ratio of (A) the aggregate amount of the deposits targeted by Section 3.02 with respect to that tranche of Class C Notes, to (B) the aggregate amount of the deposits targeted by Section 3.02 with respect to all tranches of Class C Notes.

Section 3.04.   Amounts to Be Treated as BAseries Available Funds; Payments Received from Derivative Counterparties for Interest in Foreign Currencies; Other Deposits to the Interest Funding Sub-Accounts. The following deposits and payments will be made on the following dates:

(a)   Amounts to Be Treated as BAseries Available Funds. In addition to Available Funds allocated to the BAseries pursuant to Section 501 of the Indenture, the following amounts shall be treated as BAseries Available Funds for application in accordance with this Article III for any Monthly Period:

(i)   PFA Accumulation Earnings Shortfall. The aggregate amount withdrawn from the Accumulation Reserve Account pursuant to Section 3.25(a) will be treated as BAseries Available Funds for such Monthly Period.

(ii)   PFA Prefunding Earnings Shortfall. On or prior to each Transfer Date, the Issuer will calculate the PFA Prefunding Earnings Shortfall (if any) for the Principal Funding sub-Account for each tranche of Notes. If there is any PFA Prefunding Earnings Shortfall for any Principal Funding sub-Account for that Transfer Date, or any unpaid PFA Prefunding Earnings Shortfall for any Principal Funding sub-Account from any earlier Transfer Date, in each case for any tranche of Notes, the Issuer will notify the Master Trust pursuant to Section 4.09 of the Series 2001-D Supplement of that amount. On each Transfer Date, the Indenture Trustee will treat as BAseries Available Funds the amount received by the Issuer pursuant to Section 4.09 of the Series 2001-D Supplement with respect to each Principal Funding sub-Account, if any; provided, however, that any amount paid to the Issuer pursuant to the proviso to Section 4.09(b) of the Series 2001-D Supplement will be deposited directly into the applicable Interest Funding sub-Accounts *pro rata* based on the Nominal Liquidation Amount as of the close of business on the last day of the preceding Monthly Period of each tranche with prefunded amounts in its Principal Funding sub-Account.

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(iii)   Dollar Payments from Derivative Counterparties for Interest. Dollar payments received under Derivative Agreements for interest for any tranche of Notes will be treated as BAseries Available Funds.

(iv)   Sub-Account Earnings. Any PFA Accumulation Earnings, any PFA Prefunding Earnings, any Accumulation Reserve Account Earnings and any Interest Funding sub-Account Earnings for any Transfer Date will be treated as BAseries Available Funds for such Transfer Date.

(v)   Shared Excess Available Funds. Any Shared Excess Available Funds allocable to the BAseries will be treated as BAseries Available Funds pursuant to Section 3.27(a).

(vi)   Other Amounts. This Indenture Supplement or the terms document for any tranche of Notes may include additional amounts which are to be treated as BAseries Available Funds for any Transfer Date.

(b)   Payments Received from Derivative Counterparties. Payments received under Derivative Agreements for Notes with interest payable in foreign currencies will be applied as specified in the applicable terms document.

(c)   Other Deposits to the Interest Funding Sub-Accounts.

(i)   Class C Reserve Account. Withdrawals made from the Class C Reserve Account pursuant to Section 3.23(a) will be deposited into the applicable Interest Funding sub-Account on the Transfer Date.

(ii)   Receivables Sales Proceeds. Receivables Sales Proceeds received by the Issuer pursuant to Section 3.20(c)(ii) for any tranche of Notes will be deposited into the applicable Interest Funding sub-Account on the date of receipt by the Issuer.

(iii)   Other Amounts. This Indenture Supplement or the terms document for any tranche may include additional amounts which are to be deposited into the applicable Interest Funding sub-Account on the Transfer Date.

Section 3.05.   Allocations of Reductions from Investor Charge-Offs to the Nominal Liquidation Amount of Subordinated Classes. On each Transfer Date when there is an Investor Charge-Off with respect to the related Monthly Period, that reduction will be allocated (and reallocated) on that date to each tranche of Notes as set forth in this Section 3.05.

(a)   Initially, the amount of such Investor Charge-Off will be allocated to each tranche of Outstanding Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such Monthly Period to the Weighted Average Available Funds Allocation Amount for the BAseries for such Monthly Period.

(b)   Immediately afterwards, the amount of Investor Charge-Offs allocated to the Class A Notes pursuant to clause (a) will be reallocated to the Class C Notes subject to the limitations set forth in clauses (c) and (e), and the amount of Investor Charge-Offs allocated to the Class A Notes pursuant to clause (a) and not reallocated to the Class C Notes due to the limitations set forth in clauses (c) and (e) will be reallocated to the Class B Notes subject to the limitations set forth in clauses (c) and (e). Immediately after giving effect to the preceding sentence, the aggregate amount of Investor Charge-Offs allocated to the Class B Notes pursuant to clause (a) or reallocated to the Class B Notes pursuant to the preceding sentence will be reallocated to the Class C Notes subject to the limitations set forth in clauses (d) and (e). Any amount of Investor Charge-Offs which cannot be reallocated from a senior class to a subordinated class due to the limitations in clauses (c), (d) and (e) will reduce the Nominal Liquidation Amount of the related senior tranche of Notes.

(c)   (i) The reallocation in clause (b) of Investor Charge-Offs from any tranche of Class A Notes to the Class C Notes is subject to the limitation that after giving effect to clause (a) and to such reallocation from that tranche of Class A Notes to the Class C Notes, that tranche's Class A Usage of Class C Required Subordinated Amount (computed before giving effect to any reallocations of Investor Charge-Offs from any Class B Notes and any reallocation of BAseries Available Principal Amounts on such date) will not exceed that tranche's Class A Required Subordinated Amount of Class C Notes.

(ii) The reallocation in clause (b) of Investor Charge-Offs from any tranche of Class A Notes to the Class B Notes is subject to the limitation that after giving effect to clause (a) and to such reallocation from that tranche of Class A Notes to the Class B Notes, that tranche's Class A Usage of Class B Required Subordinated Amount (computed before giving effect to any reallocations of BAseries Available Principal Amounts on such date) will not exceed that tranche's Class A Required Subordinated Amount of Class B Notes.

(d)   The reallocation in clause (b) of Investor Charge-Offs from any tranche of Class B Notes to the Class C Notes is subject to the limitation that after giving effect to clause (a) and such reallocation from that tranche of Class B Notes and reallocations from any tranche of Class A Notes to any tranche of Class C Notes, that tranche's Class B Usage of Class C Required Subordinated Amount (computed before giving effect to any reallocations of BAseries Available Principal Amounts on such date) will not exceed that tranche's Class B Required Subordinated Amount of Class C Notes.

(e)   (i) The amount permitted to be reallocated to tranches of Class C Notes pursuant to clause (b) will be applied to each tranche of Class C Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes for the related Monthly Period.

(ii) Any such reallocation that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class C Notes below zero will be reallocated to the remaining tranches of Class C Notes as set forth in this clause (e), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (e)) of any tranche of Class C Notes be reduced below zero.

(iii) The amount permitted to be reallocated to tranches of Class B Notes pursuant to clause (b) will be applied to each tranche of Class B Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class B Notes for such Monthly Period to the Weighted Average Available Funds Allocation Amount for all tranches of Class B Notes in the BAseries for such Monthly Period.

(iv) Any such reallocation that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class B Notes below zero will be reallocated to the remaining tranches of Class B Notes as set forth in this clause (e), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (e)) of any tranche of Class B Notes be reduced below zero.

(f) In the case of each tranche of Notes, the Nominal Liquidation Amount of each such tranche will be reduced by an amount equal to the Investor Charge-Offs which are allocated or reallocated to that tranche of Notes, less the amount of Investor Charge-Offs that are reallocated from that tranche of Notes to Notes of a subordinated class of Notes.

Section 3.06.   Allocations of Reimbursements of Nominal Liquidation Amount Deficits. If, as of any Transfer Date, there are BAseries Available Funds available pursuant to Section 3.01(d) to reimburse any Nominal Liquidation Amount Deficits as of such Transfer Date, such funds will be allocated to each tranche of Notes as follows:

(a) *first*, to each tranche of Class A Notes *pro rata* based on the ratio of the Nominal Liquidation Amount Deficit thereof to the aggregate Nominal Liquidation Amount Deficits of all tranches of Class A Notes, but in no event will the Nominal Liquidation Amount of such a tranche of Notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche,

(b) *second*, to each tranche of Class B Notes *pro rata* based on the ratio of the Nominal Liquidation Amount Deficit thereof to the aggregate Nominal Liquidation Amount Deficit of all tranches of Class B Notes, but in no event will the Nominal Liquidation Amount of such a tranche of Notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche, and

(c) *third*, to each tranche of Class C Notes *pro rata* based on the ratio of the Nominal Liquidation Amount Deficit thereof to the aggregate Nominal Liquidation Amount Deficit of all tranches of Class C Notes, but in no event will the Nominal Liquidation Amount of such a tranche of Notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche.

Section 3.07. Application of BAseries Available Principal Amounts. On each Transfer Date, the Indenture Trustee will apply BAseries Available Principal Amounts as follows:

(a) *first*, with respect to each Monthly Period, if after giving effect to deposits to be made with respect to such Monthly Period pursuant to Section 3.01(a), any tranche of Class A Notes has not received the full amount targeted to be deposited pursuant to Section 3.02 with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class C Notes and Class B Notes) will be allocated to the Interest Funding sub-Account of each such tranche of Class A Notes *pro rata* based on, in the case of each such tranche of Class A Notes, the lesser of the following amounts:

(i) the amount of the deficiency in the targeted amount to be deposited into the Interest Funding sub-Account of such tranche of Class A Notes; and

(ii) an amount equal to the sum of (A) the Class A Unused Subordinated Amount of Class C Notes and (B) the Class A Unused Subordinated Amount of Class B Notes, in each case, for such tranche of Class A Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05);

(b) *second*, with respect to each Monthly Period, if after giving effect to deposits to be made with respect to such Monthly Period pursuant to Section 3.01(a) any tranche of Class B Notes has not received the full amount targeted to be deposited pursuant to Section 3.02 with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount, not less than zero, not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class B Notes and Class C Notes *minus* the aggregate amount of BAseries Available Principal Amounts reallocated pursuant to clause (a) above) will be allocated to the Interest Funding sub-Account of each such tranche of Class B Notes *pro rata* based on, in the case of each such tranche of Class B Notes, the lesser of the following amounts:

(i) the amount of the deficiency in the targeted amount to be deposited into the Interest Funding sub-Account of such tranche of Class B Notes; and

(ii) an amount equal to the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05 and the reallocation of BAseries Available Principal Amount pursuant to clause (a) above);

(c) *third*, with respect to each Monthly Period, if after giving effect to payments to be made with respect to such Monthly Period pursuant to Sections 3.01(b), the Servicer has not received the full amount to be paid pursuant to Section 3.01(b) with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount, not less than zero, not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class C Notes and Class B Notes *minus* the aggregate amount of BAseries Available Principal Amounts reallocated pursuant to clauses (a) and (b) above) will be paid to the Servicer in an amount equal to, and allocated to each such tranche of Class A Notes *pro rata* based on, in the case of each such tranche of Class A Notes, the lesser of the following amounts:

(i)   the amount of the deficiency allocated to such tranche of Class A Notes pursuant to Section 3.08; and

(ii)   an amount equal to the sum of (A) the Class A Unused Subordinated Amount of Class C Notes and (B) the Class A Unused Subordinated Amount of Class B Notes, in each case, for such tranche of Class A Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05 and the reallocation of BAseries Available Principal Amount pursuant to clauses (a) and (b) above);

(d)   *fourth*, with respect to each Monthly Period, if after giving effect to payments to be made with respect to such Monthly Period pursuant to Section 3.01(b), the Servicer has not received the full amount to be paid pursuant to Section 3.01(b) with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount, not less than zero, not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class B Notes and Class C Notes, *minus* the aggregate amount of BAseries Available Principal Amounts reallocated pursuant to clauses (a) through (c) above) will be paid to the Servicer in an amount equal to, and allocated to each such tranche of Class B Notes *pro rata* based on, in the case of each such tranche of Class B Notes, the lesser of the following amounts:

(i)   the amount of the deficiency allocated to such tranche of Class B Notes pursuant to Section 3.08; and

(ii)   an amount equal to the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05 and the reallocation of BAseries Available Principal Amount pursuant to clauses (a) through (c) above);

(e)   *fifth*, to make the targeted deposits to the Principal Funding Account pursuant to Section 3.10; and

(f)   *sixth*, to the Issuer for reinvestment in the Investor Interest of the Collateral Certificate.

Section 3.08.   Allocation of Servicing Fee Shortfalls. On each Transfer Date if after giving effect to payments to be made with respect to such Monthly Period pursuant to Section 3.01(b), the Servicer has not received the full amount to be paid pursuant to Section 3.01(b) with respect to that Monthly Period, the aggregate amount of such shortfall will be allocated to each tranche of Outstanding Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such Monthly Period to the Weighted Average Available Funds Allocation Amount for the BAseries for such Monthly Period.

Section 3.09. Computation of Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of BAseries Available Principal Amounts.

(a)   Each reallocation of BAseries Available Principal Amounts deposited to the Interest Funding sub-Account of a tranche of Class A Notes pursuant to Section 3.07(a) will reduce the Nominal Liquidation Amount of the Class C Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes (after giving effect to any reductions pursuant to Section 3.05).

(b)   Each reallocation of BAseries Available Principal Amounts deposited to the Interest Funding sub-Account of a tranche of Class A Notes pursuant to Section 3.07(a) which does not reduce the Nominal Liquidation Amount of Class C Notes pursuant to clause (a) above will reduce the Nominal Liquidation Amount of the Class B Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes (after giving effect to any reductions pursuant to Section 3.05).

(c)   Each reallocation of BAseries Available Principal Amounts deposited to the Interest Funding sub-Account of a tranche of Class B Notes pursuant to Section 3.07(b) will reduce the Nominal Liquidation Amount (determined after giving effect to clause (a) above) of the Class C Notes.

(d)   Each reallocation of BAseries Available Principal Amounts paid to the Servicer pursuant to Section 3.07(c) will reduce the Nominal Liquidation Amount (determined after giving effect to clauses (a) and (c) above) of the Class C Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes (after giving effect to clause (a) and any reductions pursuant to Section 3.05).

(e)   Each reallocation of BAseries Available Principal Amounts paid to the Servicer pursuant to Section 3.07(c) which does not reduce the Nominal Liquidation Amount of Class C Notes pursuant to clause (d) above will reduce the Nominal Liquidation Amount (determined after giving effect to clause (b) above) of the Class B Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes (after giving effect to clause (b) and any reductions pursuant to Section 3.05).

(f)   Each reallocation of BAseries Available Principal Amounts paid to the Servicer pursuant to Section 3.07(d) will reduce the Nominal Liquidation Amount (determined after giving effect to clauses (a), (c) and (d) above) of the Class C Notes.

(g)   The aggregate amount of the reallocation of BAseries Available Principal Amounts which reduce the Nominal Liquidation Amount of Class B Notes pursuant to clause (b) and (e) above will reduce the Nominal Liquidation Amount (determined after giving effect to any reductions pursuant to Section 3.05) of each tranche of the Class B Notes *pro rata* based on ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class B Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class B Notes for the related Monthly Period; provided, however, that any allocation of any such reduction that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class B Notes below zero will be reallocated to the remaining tranches of Class B Notes as set forth in this clause (g), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (g)) of any tranche of Class B Notes be reduced below zero; provided further, however, that the amount of any such reduction of the Nominal Liquidation Amount of a tranche of Class B Notes will be limited by the aggregate amount of such reduction which results in a reduction of the Nominal Liquidation Amount of the Class C Notes pursuant to clause (h) below.

(h)   Each reallocation of BAseries Available Principal Amounts which reduces the Nominal Liquidation Amount of Class B Notes pursuant to clause (g) above will reduce the Nominal Liquidation Amount (determined after giving effect to clause (a), (c), (d) and (f) and any reductions pursuant to Section 3.05) of the Class C Notes; provided, however, that the amount of such reduction for each such tranche of Class B Notes shall not exceed the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes (after giving effect to clause (a), (c), (d) and (f) and any reductions pursuant to Section 3.05).

(i)   The aggregate amount of the reallocation of BAseries Available Principal Amounts which reduce the Nominal Liquidation Amount of Class C Notes pursuant to clause (a), (c), (d), (f) and (h) above will reduce the Nominal Liquidation Amount (determined after giving effect to any reductions pursuant to Section 3.05) of each tranche of the Class C Notes *pro rata* based on ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes for the related Monthly Period; provided, however, that any allocation of any such reduction that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class C Notes below zero will be reallocated to the remaining tranches of Class C Notes as set forth in this clause (i), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (i)) of any tranche of Class C Notes be reduced below zero.

Section 3.10.   Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account. The amount of the deposit targeted for any tranche of Notes with respect to any Monthly Period to be deposited into the Principal Funding sub-Account for that tranche will be the sum of (i) the amount determined pursuant to clause (a), (b), (c), (d) or (e) with respect to such tranche for such Monthly Period, as applicable, or if more than one such clause is applicable, the highest amount determined pursuant to any one of such clauses, and (ii) any deposit targeted pursuant to clause (i) with respect to such tranche for any prior Monthly Period but for which the full targeted deposit was not made, but in no case more than the Nominal Liquidation Amount of such tranche (computed immediately before giving effect to such deposit but after giving effect to any Investor Charge-Offs and any reallocations of BAseries Available Principal Amounts on such date).

(a)   Principal Payment Date. With respect to the Monthly Period immediately preceding each Principal Payment Date, the deposit targeted for that tranche of Notes, unless otherwise specified in the related terms agreement, is equal to the Nominal Liquidation Amount of that tranche of Notes as of the close of business on the last day of the Monthly Period preceding such Monthly Period (determined after giving effect to any Investor Charge-Offs and any reallocations, payments or deposits of BAseries Available Principal Amounts on the following Transfer Date).

(b)   Budgeted Deposits.

(i)   Subject to Section 3.10(d), with respect to each Monthly Period, beginning with the Accumulation Commencement Date, the deposit targeted to be made into the Principal Funding sub-Account for that tranche will be the Controlled Accumulation Amount for that tranche specified in the applicable terms document, or if no such amount is specified, beginning with the twelfth Monthly Period before the Monthly Period in which the Expected Principal Payment Date of that tranche of Notes occurs, an amount equal to one-twelfth of the expected Outstanding Dollar Principal Amount of such tranche of Notes as of such Expected Principal Payment Date.

(ii)   Notwithstanding anything to the contrary in clause (i), on or before the Transfer Date immediately preceding the first Business Day of the month that is twelve (12) months prior to the Expected Principal Payment Date of any tranche of Notes, and each Determination Date thereafter until the Accumulation Commencement Date, the Issuer will determine the "Accumulation Period Length" which will equal the number of whole months such that the sum of the Accumulation Period Factors for each month during such period will be equal to or greater than the Required Accumulation Factor Number; provided, however, that the Accumulation Period Length will not be determined to be less than one month; provided further, however, that the determination of the Accumulation Period Length may be changed at any time if the Note Rating Agencies provide prior written confirmation that a Ratings Effect will not occur with respect to such change.

(c)   Prefunding of the Principal Funding Account of Senior Classes. If the Issuer determines as of the end of the preceding Monthly Period with respect to any Class A Notes or Class B Notes that, after giving effect to all allocations and payments with respect to that Monthly Period, the Prefunding Target Amount of that class is greater than zero, the targeted deposit to the Principal Funding sub-Accounts for the affected classes will be the Prefunding Target Amount for the BAseries.

(d)   Event of Default, Early Redemption Event, Other Optional or Mandatory Redemption. If any tranche of Notes has been accelerated during a Monthly Period after the occurrence of an Event of Default, or if an Early Redemption Event with respect to any tranche of Notes occurs during such Monthly Period, or with respect to the Monthly Period immediately preceding any other date fixed for any other optional or mandatory redemption of any tranche of Notes, the deposit targeted for that tranche of Notes with respect to that Monthly Period and each following Monthly Period is equal to Nominal Liquidation Amount of that tranche of Notes as of the close of business on the last day of the preceding Monthly Period (after taking into account any reallocations, payments or deposits on the following Transfer Date).

(e)   Amounts Owed to Derivative Counterparties. If a tranche of Outstanding Dollar Notes or foreign currency Notes that has a Performing or non-Performing Derivative Agreement for principal provides for a payment to the applicable Derivative Counterparty, the deposit targeted for that tranche of Notes on each Transfer Date with respect to any payment to the Derivative Counterparty will be specified in the related terms document.

Section 3.11.   Allocations among Principal Funding Sub-Accounts. Subject to the restrictions of Section 3.15, the aggregate amount of the deposits to be made to the Principal Funding Account for each tranche of Notes pursuant to Section 3.10 for each Monthly Period will be allocated, and a portion deposited in the Principal Funding sub-Account for each tranche of Notes, as follows:

(a)   BAseries Available Principal Amounts Equal to Targeted Amount. Subject to clause (c) below, if BAseries Available Principal Amounts remaining after giving effect to Sections 3.07(a) through (d) are equal to the aggregate amount of BAseries Available Principal Amounts targeted to be deposited into the Principal Funding Account for all tranches of Notes pursuant to Section 3.10, then that targeted amount is deposited in the Principal Funding sub- Account established for each tranche.

(b)   BAseries Available Principal Amounts Are Less Than Targeted Amounts. Subject to clause (c) below, if BAseries Available Principal Amounts remaining after giving effect to Sections 3.07(a) through (d) are less than the aggregate amount targeted to be deposited into the Principal Funding Account for all tranches of Notes pursuant to Section 3.10, then the amount available will be deposited in the Principal Funding sub-Account established for each tranche in the following priority:

(i)   *first*, the amount available will be allocated to the Class A Notes *pro rata* based on the ratio of (A) the amount targeted to be deposited into the Principal Funding sub-Account for such tranche of Class A Notes pursuant to Section 3.10, to (B) the aggregate amount targeted to be deposited into the Principal Funding sub-Account for all tranches of Class A Notes pursuant to Section 3.10;

(ii)   *second*, the amount available after the application in clause (i) above will be allocated to the Class B Notes, *pro rata* based on the ratio of (A) the amount targeted to be deposited into the Principal Funding sub-Account for such tranche of Class B Notes pursuant to Section 3.10, to (B) the aggregate amount targeted to be deposited into the Principal Funding sub-Account for all tranches of Class B Notes pursuant to Section 3.10; and

(iii)   third, the amount available after the applications in clauses (i) and (ii) above will be allocated to the Class C Notes, *pro rata* based on the ratio of (A) the amount targeted to be deposited into the Principal Funding sub-Account for such tranche of Class C Notes pursuant to Section 3.10, to (B) the aggregate amount targeted to be deposited into the Principal Funding sub-Account for all tranches of Class C Notes pursuant to Section 3.10.

(c)   Reallocation of Deposits to the Principal Funding Sub-Account of Subordinated Notes. If the restrictions of Section 3.15(a) prevent the deposit of BAseries Available Principal Amounts into the Principal Funding sub-Account of any subordinated note, the aggregate amount of BAseries Available Principal Amounts available to make the targeted deposit for such subordinated tranche will be allocated *first*, to each tranche of Class A Notes *pro rata* based on the ratio of (A) the Required Subordinated Amount with respect to such subordinated class of Notes for such Class A Notes to (B) the Required Subordinated Amount with respect to such subordinated class of Notes for all Class A Notes and, *second*, if applicable, to each tranche of Class B Notes *pro rata* based on the ratio of (A) the Required Subordinated Amount with respect to such subordinated class of Notes for such Class B Notes to (B) the Required Subordinated Amount with respect to such subordinated class of Notes for all Class B Notes.

Section 3.12.   Amounts to Be Treated as BAseries Available Principal Amounts; Payments Received from Derivative Counterparties for Principal; Other Deposits to Principal Funding sub-Accounts. The following deposits and payments will be made on the following dates:

(a)   Amounts to be Treated as BAseries Available Principal Amounts. In addition to Available Principal Amounts allocated to the BAseries pursuant to Section 502 of the Indenture, the following amounts shall be treated as BAseries Available Principal Amounts for application in accordance with this Article III for any Monthly Period:

(i)   Reallocated BAseries Available Funds. BAseries Available Principal Amounts will include BAseries Available Funds reallocated to be treated as BAseries Available Principal Amounts pursuant to Section 3.01(c) or 3.01(d).

(ii)   Dollar Payments from Derivative Counterparties for Principal. Dollar payments received under Derivative Agreements for principal for any tranche of Notes will be treated as BAseries Available Principal Amounts.

(iii)   Other Amounts. The terms document for any tranche of Notes may include additional amounts which are to be treated as BAseries Available Principal Amounts for any Transfer Date.

(b)   Payments Received from Derivative Counterparties. Payments received under Derivative Agreements for Notes with principal payable in foreign currencies will be applied as specified in the applicable terms document.

(c)   Class C Reserve Sub-Account. Withdrawals made from the Class C Reserve sub-Account for any tranche of Notes pursuant to Section 3.23(b) will be deposited into the applicable Principal Funding sub-Account on the Transfer Date.

(d)   Receivables Sale Proceeds. Receivables Sales Proceeds received pursuant to Section 3.20(c)(i) for any tranche of Notes will be deposited into the applicable Principal Funding sub-Account on the date of receipt by the Issuer.

Section 3.13.   Withdrawals from Interest Funding Account. Withdrawals made pursuant to this Section 3.13 with respect to any tranche of Notes will be made from the Interest Funding sub-Account established for that tranche only after all allocations and reallocations have been made pursuant to Sections 3.02, 3.03, 3.04 and 3.07. In no event will the aggregate amount of the withdrawals from an Interest Funding sub-Account for any month be more than the amount on deposit in the applicable Interest Funding sub-Account. A single tranche of Notes may be entitled to more than one of the following withdrawals in any month.

(a)   Withdrawals for Dollar Notes. On each Interest Payment Date (or as specified in the applicable terms document) with respect to each tranche of Dollar Notes, an amount equal to the interest due on the applicable tranche of Notes on such Interest Payment Date (including any overdue and additional interest with respect to prior Interest Payment Dates) will be withdrawn from that Interest Funding sub-Account and remitted to the applicable Paying Agent(s) or as otherwise provided in the applicable terms document.

(b)   Withdrawals for Foreign Currency Notes with a Non-Performing Derivative Agreement for Interest. On each Interest Payment Date (or as specified in the applicable terms document) with respect to a tranche of foreign currency Notes that has a non-Performing Derivative Agreement for interest, the amount specified in the applicable terms document will be withdrawn from that Interest Funding sub-Account and, if so specified in the applicable terms document, converted to the applicable foreign currency at the Spot Exchange Rate and remitted to the applicable Paying Agent(s) or as otherwise provided in the applicable terms document.

(c)   Withdrawals for Discount Notes. On each applicable Principal Payment Date, with respect to each tranche of Discount Notes, an amount equal to the amount of the accretion of principal of that tranche of Notes from the prior Principal Payment Date (or, in the case of the first Principal Payment Date, the date of issuance of that tranche) to but excluding the applicable Principal Payment Date will be withdrawn from that Interest Funding sub-Account and invested in the Investor Interest of the Collateral Certificate pursuant to Section 3.17.

(d)   Withdrawals for Payments to Derivative Counterparties. On each date on which a payment is required to be made to the Derivative Counterparty under the applicable Derivative Agreement (or as specified in the applicable terms document) with respect to any tranche of Notes which has a Performing or non-Performing Derivative Agreement for interest, an amount equal to the amount of the payment to be made to the Derivative Counterparty under the applicable Derivative Agreement (including any overdue payment and any additional interest on overdue payments) will be withdrawn from that Interest Funding sub-Account and paid to the applicable Derivative Counterparty or as otherwise provided in the applicable terms document.

(e)   Excess Amounts. After payment in full of any tranche of Notes, any amount remaining on deposit in the applicable Interest Funding sub-Account will be *first*, allocated among and deposited to the Interest Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.03(b), *second*, allocated among and deposited to the Principal Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.11(b), and *third*, paid to the Issuer.

If the aggregate amount available for withdrawal from an Interest Funding sub-Account for any tranche of Notes is less than all withdrawals required to be made from that Interest Funding sub-Account for that tranche in a month, then the amounts on deposit will be withdrawn and, if payable to more than one Person, applied *pro rata* based on the amounts of the withdrawals required to be made.

Section 3.14.   Withdrawals from Principal Funding Account. Withdrawals made pursuant to this Section 3.14 with respect to any tranche of Notes will be made from the Principal Funding sub-Accounts established for that tranche only after all allocations have been made pursuant to Sections 3.10, 3.11 and 3.12. In no event will the amount of the withdrawal be more than the amount on deposit in the applicable Principal Funding sub-Account. A single tranche may be entitled to more than one of the following withdrawals with respect to any Monthly Period.

(a)   Withdrawals for Dollar Notes with No Derivative Agreement for Principal. On each applicable Principal Payment Date (or as specified in the applicable terms document) with respect to each tranche of Dollar Notes which has no Derivative Agreement for principal, an amount equal to the principal due on the applicable tranche of Notes on the applicable Principal Payment Date will be withdrawn from such Principal Funding sub-Account and remitted to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(b)   Withdrawals for Dollar or Foreign Currency Notes with Performing Derivative Agreements for Principal. On each date on which a payment is required under the applicable Derivative Agreement (or as specified in the applicable terms document) with respect to any tranche of Notes which has a Performing Derivative Agreement for principal, an amount equal to the amount of the payment to be made under the applicable Derivative Agreement will be withdrawn from such Principal Funding sub-Account and paid to the applicable Derivative Counterparty or as otherwise provided by the applicable terms document. The Issuer will direct the applicable Derivative Counterparty to remit its payments under the applicable Derivative Agreement to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(c)   Withdrawals for Dollar Notes with a Non-Performing Derivative Agreement for Principal. On each applicable Principal Payment Date (or as specified in the applicable terms document) with respect to each tranche of Dollar Notes with a non-Performing Derivative Agreement for principal, the amount specified in the applicable terms agreement will be withdrawn from such Principal Funding sub-Account and remitted to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(d)   Withdrawals for Foreign Currency Notes with Non-Performing Derivative Agreements for Principal. On each Principal Payment Date (or as specified in the applicable terms document) with respect to a tranche of foreign currency Notes that has a non-Performing Derivative Agreement for principal, the amount specified in the applicable terms document will be withdrawn from such sub-Account and, if so specified in the applicable terms document, converted to the applicable foreign currency at the Spot Exchange Rate and remitted to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(e)   Withdrawal of Prefunding Excess Amount. If the Issuer on any date determines with respect to any class of Class A Notes or Class B Notes that, after giving effect to all issuances, deposits, allocations, reallocations and payments on such date, the Prefunding Excess Amount of that class is greater than zero, that amount will be withdrawn from the Principal Funding sub-Account of that class of Notes and *first*, allocated among and deposited to the Principal Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.11(b), and *then*, paid to the Issuer for reinvestment in the Investor Interest of the Collateral Certificate.

(f)   Legal Maturity Date. On the Legal Maturity Date of any tranche, after giving effect to any deposits, allocations, reallocations, sales of Receivables or other payments to be made on that date, amounts on deposit in the Principal Funding sub-Account of any tranche of a subordinated class of Notes may be applied to pay principal of that tranche, to make a payment under a Derivative Agreement with respect to principal of that tranche or to make other payments as specified in the related terms document.

(g)   Excess Amounts. Upon payment in full of any tranche of Notes, any remaining amount on deposit in the applicable Principal Funding sub-Account will be *first*, allocated among and deposited to the Interest Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.03(b), *second*, allocated among and deposited to the Principal Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.11(b), and *third*, paid to the Issuer.

If the aggregate amount available for withdrawal from a Principal Funding sub- Account for any tranche of Notes is less than all withdrawals required to be made from that Principal Funding sub-Account for that tranche in a month, then the amounts on deposit will be withdrawn and, if payable to more than one Person, applied *pro rata* based on the amounts of the withdrawals required to be made.

Section 3.15.   Limit on Deposits to the Principal Funding Sub-Account of Subordinated Note; Limit on Repayments of all Tranches.

(a)   Limit on Deposits to the Principal Funding Sub-Account of Subordinated Notes.

(i)   No BAseries Available Principal Amounts will be deposited in the Principal Funding sub-Account of any tranche of Class B Notes unless, following such deposit, the available subordinated amount of Class B Notes is at least equal to the aggregate Class A Unused Subordinated Amount of Class B Notes for all Outstanding Class A Notes. For this purpose, the available subordinated amount of Class B Notes is equal to the aggregate Nominal Liquidation Amount of all other Class B Notes of the BAseries which are Outstanding after giving effect to the deposit into the Principal Funding sub-Account of such tranche of Class B Notes and all other Class B Notes which have a targeted deposit into the Principal Funding Account for such Monthly Period after giving effect to reductions or reallocations on such Transfer Date.

(ii)   No BAseries Available Principal Amounts will be deposited in the Principal Funding sub-Account of any tranche of Class C Notes unless, following such deposit, (A) the available subordinated amount of Class C Notes is at least equal to the Class B Unused Subordinated Amount of Class C Notes for all Outstanding Class B Notes and (B) the available subordinated amount of Class C Notes is at least equal to the Class A Unused Subordinated Amount of Class C Notes for all Outstanding A Notes. For this purpose, the available subordinated amount of Class C Notes is equal to the aggregate Nominal Liquidation Amount of all other Class C Notes of the BAseries which are Outstanding after giving effect to the deposit into the Principal Funding sub-Account of such tranche of Class C Notes and all other Class C Notes which have a targeted deposit into the Principal Funding Account for such Monthly Period after giving effect to reductions or reallocations on such Transfer Date.

(iii)   Notwithstanding anything in the Indenture or this Indenture Supplement to the contrary, BAseries Available Principal Amounts will be deposited in the Principal Funding sub-Account of a Subordinated Note, if and only to the extent that (i) such deposit is not contrary to clause (a)(i) or (a)(ii) above and (ii) the Prefunding Target Amount for each senior class of Notes is zero.

(b)   <u>Limit on Repayments of all Tranches</u>. No amounts on deposit in a Principal Funding sub-Account for any tranche of Class A Notes or Class B Notes will be applied to pay principal of that tranche or to make a payment under a Derivative Agreement with respect to principal of that tranche in excess of the highest Outstanding Dollar Principal Amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the related terms document). In the case of any tranche of Class C Notes, no amounts on deposit in a Principal Funding sub-Account or, if applicable, a Class C Reserve sub-Account for any such tranche will be applied to pay principal of that tranche or to make a payment under a Derivative Agreement with respect to principal of that tranche in excess of the highest Outstanding Dollar Principal Amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the related terms document).

Section 3.16.   <u>Calculation of Nominal Liquidation Amount</u>. On or prior to each Transfer Date, the Issuer shall calculate the Nominal Liquidation Amount of each tranche of Outstanding Notes in the BAseries which shall be the following amount:

(a)   as of the date of issuance of such tranche of Notes, the Initial Dollar Principal Amount of such tranche of Notes; and

(b)   thereafter, the sum of, without duplication:

(i)   the Nominal Liquidation Amount of such tranche of Notes immediately after the prior date of determination; *plus*

(ii)   with respect to any tranche of Discount Notes, the aggregate amount of any accretions of principal on that tranche paid to the Master Trust for investment in the Investor Interest pursuant to Section 3.17(a) since the prior date of determination; *plus*

(iii)   the aggregate amount withdrawn from the Principal Funding sub-Account pursuant to Section 3.14(e) for such tranche since the prior date of determination; *plus*

(iv)   such tranche's allocable share of all reimbursements of its Nominal Liquidation Amount Deficit pursuant to Section 3.01(d) since the prior date of determination determined as set forth in Section 3.06; *minus*

(v)   such tranche's allocable share of all reallocations of BAseries Available Principal Amounts pursuant to Section 3.07 since the prior date of determination, determined as set forth in Section 3.09; *minus*

(vi)   the amount of the reduction of the Nominal Liquidation Amount of such tranche resulting from an allocation of Investor Charge-Offs since the prior date of determination, determined as set forth in Section 3.05; *minus*

(vii)   the amount deposited in the applicable Principal Funding sub-Account for such tranche (after giving effect to any deposits, allocations, reallocations or withdrawals to be made on that day) since the prior date of determination;

provided, however, that (1) the Nominal Liquidation Amount of a tranche of Notes may never be less than zero, (2) the Nominal Liquidation Amount of any tranche of Notes may never be greater than the Outstanding principal amount of such tranche and (3) the Nominal Liquidation Amount of any tranche of Notes that has caused a sale of Receivables pursuant to Section 3.20 will be zero.

The Nominal Liquidation Amount for the BAseries will be the sum of the Nominal Liquidation Amounts of all of the tranches of Notes of the BAseries.

Section 3.17.   Reinvestment in the Collateral Certificate.

(a)   The amount of principal accreted on any tranche of Discount Notes available pursuant to Section 3.13(c) will be paid to the Master Trust to increase the Investor Interest of the Collateral Certificate.

(b)   The portion of the Prefunding Excess Amount, if any, withdrawn from the Principal Funding Account to be paid to the Master Trust pursuant to Section 3.14(e) will be paid to the Master Trust to increase the Investor Interest of the Collateral Certificate.

Section 3.18.   Netting of Deposits and Payments. The Issuer, in its sole discretion, may make all deposits to Interest Funding sub-Accounts and Principal Funding sub-Accounts pursuant to Sections 3.02 and 3.10 with respect to any Monthly Period net of, and after giving effect to, (a) all reallocations to be made pursuant to Section 3.07, (b) all payments to be made to Derivative Counterparties pursuant to Sections 3.13 and 3.14, (c) all reinvestments in the Investor Interest of the Collateral Certificate to be made pursuant to Section 3.17 and (d) all payments to the Issuer pursuant to Section 3.07(f).

Section 3.19.   *Pro rata* Payments within a Tranche. All payments of principal, interest or other amounts to Holders of the Notes of a single tranche will be made *pro rata* based on the Stated Principal Amount of their Notes.

Section 3.20.   Sale of Receivables for Accelerated Notes.

(a)   (i) If a tranche of Notes has been accelerated pursuant to Section 702 of the Indenture following an Event of Default, the Indenture Trustee may, and at the direction of the Majority Holders of that tranche of Notes will, cause the Master Trust to sell Principal Receivables and the related Finance Charge Receivables (or interests therein) in an amount up to the Nominal Liquidation Amount of the affected tranche plus any accrued, past due and additional interest on the affected tranche.

(ii)   Such a sale will be permitted only if at least one of the following conditions is met:

(A)   the Holders of 90% of the aggregate Outstanding Dollar Principal Amount of the accelerated tranche of Notes consent; or

(B)   the net proceeds of such sale (*plus* amounts on deposit in the applicable sub-Accounts and payments to be received from any applicable Derivative Agreement) would be sufficient to pay all amounts due on the accelerated tranche of Notes; or

(C)   if the Indenture Trustee determines that the funds to be allocated to the accelerated Notes, including (1) BAseries Available Funds and BAseries Available Principal Amounts allocable to the accelerated tranche of Notes, (2) payments to be received from any applicable Derivative Agreement and (3) amounts on deposit in the applicable sub-Accounts, may not be sufficient on any ongoing basis to make payments on the accelerated tranche of Notes as such payments would have become due if such obligations had not been declared due and payable, and 66-2/3% of the Holders of the accelerated tranche of Notes consent to the sale.

(iii)   In the case of an acceleration of a tranche of Notes of a subordinated class, if the provisions of Section 3.15 would prevent the payment of the accelerated tranche of subordinated Notes, such sale will be delayed until a level of prefunding of the Principal Funding sub-Accounts for the senior classes of Notes of that series has been reached such that the amount of such accelerated tranche is no longer required to provide subordination for the senior classes of Notes.

(b)   If the Nominal Liquidation Amount with respect to any tranche of Notes is greater than zero on its Legal Maturity Date (after giving effect to any adjustments, deposits and distributions otherwise to be made on that Legal Maturity Date), the Issuer will cause the Master Trust to sell Principal Receivables and the related Finance Charge Receivables (or interests therein) on that Legal Maturity Date in an amount up to the Nominal Liquidation Amount of the affected tranche *plus* any accrued, past due and additional interest on the affected tranche.

(c)   Sales proceeds received with respect to a tranche of Notes received pursuant to clause (a) or (b) will be allocated in the following priority:

(i)   *first*, to be deposited in the Principal Funding sub-Account for that tranche of Notes, an amount up to the amount that would be necessary to increase the aggregate amount on deposit in such sub-Account to the principal amount for such tranche of Notes (notwithstanding any limitation in Section 3.10 to the contrary); and

(ii)   *second*, to be deposited in the Interest Funding sub-Account of that tranche of Notes, the balance of such sales proceeds.

(d)   Any amount remaining on deposit in the Interest Funding sub-Account for a tranche of Notes that has caused a sale of Receivables pursuant to this Section 3.20 after final payment thereof pursuant to Section 503 of the Indenture will be treated as BAseries Available Funds.

Section 3.21.   Calculation of Prefunding Target Amount.

(a)   With respect to all tranches of Class A Notes, the Prefunding Target Amount means the greater of the amount computed under clause (i) or (ii) for the applicable Monthly Period:

(i)   The Prefunding Target Amount for tranches of Class A Notes with respect to Class B Notes for any day during any Monthly Period is equal to an amount, not less than zero, equal to the product of (x) the aggregate Adjusted Outstanding Dollar Principal Amount of Class A Notes as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date) times (y) one *minus* a fraction (which shall not exceed one) the numerator of which is the aggregate Adjusted Outstanding Dollar Principal Amount of all tranches of Outstanding Class B Notes (other than tranches which have (A) had Early Redemption Events or other mandatory or optional redemption events in which such tranches are to be redeemed in full in or with respect to any preceding Monthly Period, (B) had Events of Default in or with respect to any preceding Monthly Period, or (C) reached or are expected to reach their final or only Expected Principal Payment Date in or with respect to that Monthly Period or earlier Monthly Periods) and the denominator of which is the aggregate amount of the Class A Required Subordinated Amount of Class B Notes for all tranches of

Class A Notes of which are Outstanding as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date).

(ii)   The Prefunding Target Amount for tranches of Class A Notes with respect to Class C Notes for any day during any Monthly Period is equal to an amount, not less than zero, equal to the product of (x) the aggregate Adjusted Outstanding Dollar Principal Amount of Class A Notes as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date) times (y) one *minus* a fraction (which shall not exceed one) the numerator of which is the aggregate Adjusted Outstanding Dollar Principal Amount of all tranches of Outstanding Class C Notes (other than tranches which have (A) had Early Redemption Events or other mandatory or optional redemption events in which such tranches are to be redeemed in full in or with respect to any preceding Monthly Period, (B) had Events of Default in or with respect to any preceding Monthly Period, or (C) reached or are expected to reach their final or only Expected Principal Payment Date in or with respect to that Monthly Period or earlier Monthly Periods) and the denominator of which is the aggregate amount of the Class A Required Subordinated Amount of Class C Notes for all tranches of Class A Notes which are Outstanding as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date).

(b)   With respect to all tranches of Class B Notes, the Prefunding Target Amount means with respect to Class C Notes for any day during any Monthly Period an amount, not less than zero, equal to the product of (x) the aggregate Adjusted Outstanding Dollar Principal Amount of Class B Notes as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date) times (y) one *minus* a fraction (which shall not exceed one) the numerator of which is the aggregate Adjusted Outstanding Dollar Principal Amount of all tranches of Outstanding Class C Notes (other than tranches which have (A) had Early Redemption Events or other mandatory or optional redemption events in which such tranches are to be redeemed in full in or with respect to any preceding Monthly Period, (B) had Events of Default in or with respect to any preceding Monthly Period, or (C) reached or are expected to reach their final or only Expected Principal Payment Date in or with respect to that Monthly Period or earlier Monthly Periods) and the denominator of which is the aggregate amount of the Class B Required Subordinated Amount of Class C Notes for all tranches of Class B Notes which are Outstanding as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date).

(c)   On any day during any Monthly Period on which the Prefunding Target Amount for any tranche of senior notes first exceeds zero, the Issuer will notify the Master Trust pursuant to Section 4.09 of the Series 2001-D Supplement of such event.

Section 3.22.   Targeted Deposits to the Class C Reserve Account.

(a)   The aggregate deposit targeted to be made to the Class C Reserve Account with respect to each Transfer Date is an amount equal to the sum of Class C Reserve sub-Account deposits, if any, targeted to be made for each specified tranche of Class C Notes. The amount of any such deposit, the aggregate amount targeted to be on deposit after giving effect to any such deposit and the circumstances that require that a deposit be made will be set forth in the terms document for such tranche of Class C Notes. Unless another time is specified for making such deposits in the terms document for each such tranche of Class C Notes, these deposits will be made on each Transfer Date.

(b)   If the amount of funds available for a Transfer Date pursuant to Section 3.01(f) is at least equal to the aggregate amount of the deposits targeted by clause (a) above, then the full amount of each such deposit will be made.

(c)   If the amount of funds available for a Transfer Date pursuant to Section 3.01(f) is less than the aggregate amount of deposits targeted by clause (a) above, then the amount available will be allocated to each tranche of Class C Notes to the extent of its targeted deposit to the applicable Class C Reserve sub-Account *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes for the related Monthly Period that have a targeted deposit to its Class C Reserve sub-Account; provided, however, that any excess identified in this clause (c), including in the application of this proviso, will be allocated to each tranche of Class C Notes which has a remaining targeted deposit to its Class C Reserve sub-Account up to the amount of such remaining targeted deposit *pro rata* (based on the ratio of Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes with a remaining targeted deposit for the related Monthly Period).

Section 3.23.   Withdrawals from the Class C Reserve Account. Withdrawals for any tranche of Class C Notes will be made from the applicable Class C Reserve sub-Account as specified below.

(a)   Payments of Interest; Payments with Respect to Derivative Agreements for Interest, Accretion on Discount Notes. If the amount on deposit in the Interest Funding sub-Account for any tranche of Class C Notes is insufficient to pay in full the amounts for which withdrawals are required under Section 3.13, on the Transfer Date immediately preceding the date of such payment an amount equal to that deficiency will be withdrawn from the Class C Reserve sub-Account for such tranche and deposited into that Interest Funding sub-Account.

(b)   Payments of Principal; Payments with Respect to Derivative Agreements for Principal. If, on and after the earliest to occur of (i) the date on which any tranche of Class C Notes are accelerated pursuant to Section 702 of the Indenture following an Event of Default with respect to such tranche, (ii) any date on or after the Transfer Date immediately preceding the Expected Principal Payment Date on which the amount on deposit in the Principal Funding sub-Account for any tranche of Class C Notes plus the aggregate amount on deposit in the Class C Reserve sub-Account for such tranche of the Class C Notes equals or exceeds the Outstanding Dollar Principal Amount of such Class C Notes and (iii) the Legal Maturity Date for any tranche of Class C Notes, the amount on deposit in the Principal Funding sub-Account for any tranche of Class C Notes is insufficient to pay in full the amounts for which withdrawals are required under Section 3.14, an amount equal to that deficiency will be withdrawn from that Class C Reserve sub-Account for such tranche and deposited into that Principal Funding sub-Account on the Transfer Date before the date of the applicable withdrawal required pursuant to Section 3.14.

(c)   Withdrawal of Excess Amounts. If on any Transfer Date with respect to which no Class C Notes have been accelerated, the aggregate amount on deposit in the Class C Reserve Account exceeds the amount required to be on deposit in the Class C Reserve Account, the amount of such excess will be withdrawn from the Class C Reserve Account and *first*, allocated among and deposited to the Class C Reserve sub-Account of the tranches of Class C Notes in the manner, order and priority set forth in Section 3.22(c), and *then*, paid to the Issuer. Upon payment in full of any tranche of Class C Notes, any amount on deposit in the applicable Class C Reserve sub-Account will be applied in accordance with the preceding sentence.

Section 3.24.   Targeted Deposits to the Accumulation Reserve Account.

(a)   The aggregate deposit targeted to be made to the Accumulation Reserve Account with respect to each Monthly Period is an amount equal to the sum of Accumulation Reserve sub-Account deposits, if any, targeted to be made for each specified tranche of Notes. The amount of any such deposit, the aggregate amount targeted to be on deposit after giving effect to any such deposit and the circumstances that require that a deposit be made will be set forth in the terms document for such tranche of Notes. Unless another time is specified for making such deposits in the terms document for each such tranche of Notes, these deposits will be made on each Transfer Date.

(b)   If the amount of funds available for a Monthly Period pursuant to Section 3.01(e) is at least equal to the aggregate amount of the deposits targeted by clause (a) above, then the full amount of each such deposit will be made.

(c)   If the amount of funds available for a Monthly Period pursuant to Section 3.01(e) is less than the aggregate amount of deposits targeted by clause (a) above, then the amount available will be allocated to each tranche of Notes to the extent of its targeted deposit to the applicable Accumulation Reserve sub-Account *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Notes for such Monthly Period to the Weighted Average Available Funds Allocation Amount for all tranches of Notes that have a targeted deposit to its Accumulation Reserve sub-Account for such Monthly Period; provided, however, that any excess identified in this clause (c), including in the application of this proviso, will be allocated to each tranche of Notes which has a remaining targeted deposit to its Accumulation Reserve sub-Account up to the amount of such remaining targeted deposit *pro rata* based on the ratio of Weighted Average Available Funds Allocation Amount for such tranche of Notes for such Monthly Period to the Weighted Average Available

Funds Allocation Amount for all tranches of Notes with a remaining targeted deposit for such Monthly Period.

Section 3.25.   Withdrawals from the Accumulation Reserve Account. Withdrawals for any tranche of Notes will be made from the applicable Accumulation Reserve sub-Account as specified below.

(a)   Interest. On or prior to each Transfer Date, the Issuer will calculate the PFA Accumulation Earnings Shortfall (if any) for the Principal Funding sub-Account for each tranche of Notes. If there is any PFA Accumulation Earnings Shortfall for any Principal Funding sub- Account for that Transfer Date for any tranche of Notes, the Issuer will withdraw such amount from the applicable Accumulation Reserve sub-Account, to the extent available, for treatment as BAseries Available Funds for such Monthly Period.

(b)   Payment to Issuer. If on any Transfer Date the aggregate amount on deposit in the Accumulation Reserve Account exceeds the amount required to be on deposit in the Accumulation Reserve Account, the amount of such excess will be withdrawn from the Accumulation Reserve Account and paid to the Issuer.

Section 3.26.   Computation of Interest.

(a)   Unless otherwise provided as contemplated in Section 301 of the Indenture, (i) interest on the Notes computed at a fixed rate will be calculated on the basis of a 360-day year of twelve 30-day months and (ii) interest on Notes computed on the basis of a floating or periodic rate will be calculated on the basis of a 360-day year for the actual number of days elapsed.

(b)   Unless otherwise specified in this Indenture Supplement or the applicable terms document, interest for any period will be calculated from and including the first day of such period, to but excluding the last day of such period.

Section 3.27.   Excess Available Funds Sharing.

(a)   Shared Excess Available Funds allocable to the BAseries on any Transfer Date shall be treated as BAseries Available Funds for such Transfer Date.

(b)   Shared Excess Available Funds allocable to the BAseries with respect to any Transfer Date shall mean an amount equal to the Series Available Funds Shortfall, if any, with respect to the BAseries for such Transfer Date; provided, however, that if the aggregate amount of Shared Excess Available Funds for all Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One for such Transfer Date is less than the Aggregate Series Available Funds Shortfall for such Transfer Date, then Shared Excess Available Funds allocable to the BAseries on such Transfer Date shall equal the product of (i) Shared Excess Available Funds for all Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One for such Transfer Date and (ii) a fraction, the numerator of which is the Series Available Funds Shortfall with respect to the BAseries for such Transfer Date and the denominator of which is the Aggregate Series Available Funds Shortfall for all Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One for such Transfer Date.

[END OF ARTICLE III]

ARTICLE IV

Early Redemption of Notes

Section 4.01. Early Redemption Events.

(a)   In addition to the events identified as Early Redemption Events in Section 1201 of the Indenture, if for any month the amount of Excess Available Funds averaged over the three preceding Monthly Periods is less than the Required Excess Available Funds for such month, an "Early Redemption Event" with respect to the BAseries Notes will be deemed to have occurred.

(b)   In addition, the terms document for any tranche of Notes may list additional events which are "Early Redemption Events" with respect to such tranche of Notes.

[END OF ARTICLE IV]

ARTICLE V

Accounts and Investments

Section 5.01. Accounts.

(a) On or before the Closing Date, the Indenture Trustee will cause to be established and maintained four Qualified Accounts denominated as follows: the "Interest Funding Account," the "Principal Funding Account," the "Accumulation Reserve Account" and the "Class C Reserve Account" in the name of the Indenture Trustee, bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the BAseries Noteholders (or, in the case of the Class C Reserve Account, for the benefit of the Class C Noteholders). The Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account and the Class C Reserve Account constitute Supplemental Accounts and shall be under the sole dominion and control of the Indenture Trustee for the benefit of the BAseries Noteholders (or, in the case of the Class C Reserve Account, for the benefit of the Class C Noteholders). If, at any time, the institution holding either the Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account or the Class C Reserve Account ceases to be a Qualified Institution, the Issuer will within ten (10) Business Days (or such longer period, not to exceed thirty (30) calendar days, as to which each Note Rating Agency may consent) establish a new Interest Funding Account, Principal Funding Account, Accumulation Reserve Account or Class C Reserve Account, as the case may be, that is a Qualified Account and shall transfer any cash and/or investments to such new Interest Funding Account, Principal Funding Account, Accumulation Reserve Account or Class C Reserve Account, as the case may be. From the date such new Interest Funding Account, Principal Funding Account, Accumulation Reserve Account or Class C Reserve Account is established, it will be the "Interest Funding Account," "Principal Funding Account," "Accumulation Reserve Account" or "Class C Reserve Account," as the case may be. Each tranche of Notes will have its own sub-Account within the Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account and the Class C Reserve Account. The Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account and the Class C Reserve Account will receive deposits pursuant to Article III.

(b) Notwithstanding any provision of Section 403(a) of the Indenture to the contrary, any prefunded amounts on deposit in the Principal Funding Account will be invested in Permitted Investments that will mature no later than the following Business Day.

(c) All payments to be made from time to time by the Indenture Trustee to Noteholders out of funds in the Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account or the Class C Reserve Account pursuant to this Indenture Supplement will be made by the Indenture Trustee to the Paying Agent not later than 12:00 noon on the applicable Interest Payment Date or Principal Payment Date but only to the extent of available funds in the applicable sub-Account or as otherwise provided in Article III.

(d) On each Transfer Date, all interest and earnings (net of losses and investment expenses) accrued since the preceding Transfer Date on funds on deposit in the Class C Reserve Account will be retained in the Class C Reserve Account (to the extent that the sum of the amount on deposit in the Class C Reserve Account with respect to the related Monthly Period is less than the required balance for the Class C Reserve Account for that Monthly Period) and the excess, if any, will be paid to the Issuer.

[END OF ARTICLE V]

ARTICLE VI

Terms Documents and Derivative Agreements Matters

Section 6.01. Updates to Terms Documents, Derivative Agreements and Related Documents.

(a) Updates. The Terms Documents listed on Schedule 1 attached hereto, as well as any Derivative Agreements and other agreements relating to credit enhancement for the related Tranche of Notes, shall be and hereby are updated by deleting the terms listed below under the heading "Old Defined Term" wherever such terms appear and by replacing each such term in all such places where it appears with the term listed opposite such term under the heading "New Defined Term":

OLD DEFINED TERM	NEW DEFINED TERM
"FIA" or "FIA Card Services, National Association"	"BANA" or "Bank of America, National Association"
"The Bank of New York"	"The Bank of New York Mellon"

[END OF ARTICLE VI]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture Supplement to be duly executed as of the day and year first above written.

BA CREDIT CARD TRUST,

By: BA CREDIT CARD FUNDING, LLC, as
    Beneficiary and not in its individual capacity

By: _____
    Name:
    Title:

THE BANK OF NEW YORK MELLON, as
Indenture Trustee and not in its individual
capacity

By: _____
    Name:
    Title:

STATE OF DELAWARE   )

)   ss:

COUNTY OF CASTLE   )

On this ___ day of _____, 20__, before me personally came _____, a _____ of _____, to me known to be the person described in and who executed the foregoing instrument, and duly acknowledged that [he][she] executed the same for the purposes therein contained, and acknowledged the same to be [his][her] free act and deed.

_____

Name

_____

[Notarial Seal]

STATE OF NEW YORK)
)   ss:
COUNTY OF NEW YORK)

        On _____ ___, 2015, before me personally came _____, to me known, who, being by me duly sworn, did depose and say that she resides at _____; that she is of The Bank of New York Mellon, one of the parties described in and which executed the above instrument; and that she signed her name thereto by authority of the board of directors of the corporation.

_____
Name

_____
[Notarial Seal]

[FORM OF] CLASS A NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF COVENANTS AND AGREES THAT IT WILL NOT AT ANY TIME INSTITUTE AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OR JOIN IN ANY INSTITUTION AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OF, ANY BANKRUPTCY PROCEEDINGS UNDER ANY UNITED STATES FEDERAL OR STATE BANKRUPTCY OR SIMILAR LAW IN CONNECTION WITH ANY OBLIGATIONS RELATING TO THE NOTES OR THE INDENTURE.

THE HOLDER OF THIS NOTE, BY ACCEPTANCE OF THIS NOTE, AND EACH HOLDER OF A BENEFICIAL INTEREST IN THIS NOTE, BY THE ACQUISITION OF A BENEFICIAL INTEREST THEREIN, AGREE TO TREAT THE NOTES AS INDEBTEDNESS OF THE TRANSFEROR FOR APPLICABLE FEDERAL, STATE, AND LOCAL INCOME AND FRANCHISE TAX LAW AND FOR PURPOSES OF ANY OTHER TAX IMPOSED ON OR MEASURED BY INCOME.

BA CREDIT CARD TRUST

[Floating Rate]

BASERIES CLASS A NOTE

BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to CEDE & CO., or registered assigns, subject to the following provisions, a principal sum of _____ payable on the _____ _____ Payment Date (the "Expected Principal Payment Date"), except as otherwise provided below or in the Indenture (as defined on the reverse hereof); *provided*, however, that the entire unpaid principal amount of this Note shall be due and payable on the _____ _____ Payment Date (the "Legal Maturity Date"). Interest will accrue on this Note [from the date of its issuance] at the rate of _____, as more specifically set forth in the Class _____ Terms Document dated _____ __, 20__ (the "Terms Document"), between the Issuer and the Indenture Trustee, and shall be due and payable on each Interest Payment Date . Interest will be computed on the basis of a 360-day year [of twelve 30-day months] [and the actual number of days elapsed in each interest period]. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

---

*   Denominations of $100,000 and in integral multiples of $1,000 in excess thereof.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

BA CREDIT CARD TRUST,
  as Issuer

By: BA CREDIT CARD FUNDING, LLC, as
    Beneficiary and not in
    its individual capacity

By: _____
    Name:
    Title:

Date: _____ __, ____

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: _____
    Name:
    Title:

Date: _____ __, ____

[REVERSE OF NOTE]

This Note is one of the Notes of a duly authorized issue of Notes of the Issuer, designated as its "BAseries Class A Notes," all issued under a Fourth Amended and Restated Indenture dated as of [November 23, 2015] (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuer and The Bank of New York Mellon, as indenture trustee (the "Indenture Trustee", which term includes any successor Indenture Trustee under the Indenture), as acknowledged and accepted by Bank of America, National Association ("BANA"), as supplemented by a Third Amended and Restated BAseries Indenture Supplement dated as of [November 23, 2015] (the "Indenture Supplement"), between the Issuer and the Indenture Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Notes are subject to all terms of the Indenture. All terms used in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

Although a summary of certain provisions of the Indenture is set forth below, this Note is qualified in its entirety by the terms and provisions of the Indenture and reference is made to that Indenture for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Indenture Trustee.

The Class B Notes and the Class C Notes will also be issued under the Indenture.

The Notes are and will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of this Note will be payable on the Expected Principal Payment Date in an amount described on the face hereof, subject to the provisions of the Indenture.

As described above, the entire unpaid principal amount of this Note shall be due and payable on the Legal Maturity Date.

On any day occurring on or after the date on which the aggregate Nominal Liquidation Amount of any tranche of Notes is reduced to less than 5% of its Initial Dollar Principal Amount, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem such tranche of Notes in whole but not in part, pursuant to Section 1202 of the Indenture. The redemption price will be an amount equal to the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

Subject to the terms and conditions of the Indenture, the Beneficiary, on behalf of the Trust, may from time to time issue, or direct the Owner Trustee, on behalf of the Trust, to issue, one or more series, classes or tranches of Notes.

On each Payment Date, the Paying Agent shall distribute to each Holder of record on the related Record Date (except for the final distribution with respect to this Note) such Holder's pro rata share of the amounts held by the Paying Agent that are allocated and available on such Payment Date to pay interest and principal on the Class A Notes. Final payments of this Note will be made only upon presentation and surrender of this Note at the office or offices therein specified.

[Payments of interest on this Note due and payable on each Payment Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be made by check mailed to the Person whose name appears as the Registered Noteholder of this Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to Notes registered on the Record Date in the name of the nominee of the clearing agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Noteholder hereof as of the Record Date preceding such Payment Date by notice mailed within five days of such Payment Date and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York. On any payment of interest or principal being made, details of such payment shall be entered by the Indenture Trustee on behalf of the Issuer in Schedule A hereto.]

[As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or his attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange, and such other documents as the Indenture Trustee may require, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.]

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note covenants and agrees that by accepting the benefits of the Indenture that it will not at any time institute against BANA, Funding, the Master Trust or the Issuer, or join in any institution against BANA, Funding, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or any Derivative Agreement.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

THIS NOTE AND THE INDENTURE WILL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place, and rate, and in the coin or currency herein prescribed.

No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under the Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity). The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Indenture and the Indenture Supplement in the case of an Event of Default under the Indenture,

the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____ *
                                                  Signature Guaranteed:

---

*NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

PART I

INTEREST PAYMENTS

Interest Payment Date	Date of Payment	Total Amount of Interest Payable	Amount of Interest Paid	Confirmation of payment by or on behalf of the Issuer
First	_____	_____	_____	_____
Second	_____	_____	_____	_____

[continue numbering until the appropriate number of interest payment dates for the Notes is reached]

PART II

PRINCIPAL PAYMENTS

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

[continue numbering until the appropriate number of installment dates for the Notes is reached]

[FORM OF] CLASS B NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF COVENANTS AND AGREES THAT IT WILL NOT AT ANY TIME INSTITUTE AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OR JOIN IN ANY INSTITUTION AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OF, ANY BANKRUPTCY PROCEEDINGS UNDER ANY UNITED STATES FEDERAL OR STATE BANKRUPTCY OR SIMILAR LAW IN CONNECTION WITH ANY OBLIGATIONS RELATING TO THE NOTES OR THE INDENTURE.

THE HOLDER OF THIS NOTE, BY ACCEPTANCE OF THIS NOTE, AND EACH HOLDER OF A BENEFICIAL INTEREST IN THIS NOTE, BY THE ACQUISITION OF A BENEFICIAL INTEREST THEREIN, AGREE TO TREAT THE NOTES AS INDEBTEDNESS OF THE TRANSFEROR FOR APPLICABLE FEDERAL, STATE, AND LOCAL INCOME AND FRANCHISE TAX LAW AND FOR PURPOSES OF ANY OTHER TAX IMPOSED ON OR MEASURED BY INCOME.

BA CREDIT CARD TRUST

[FLOATING RATE]

BASERIES CLASS B NOTE

BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to CEDE & CO., or registered assigns, subject to the following provisions, a principal sum of _____ payable on the _____ ____ Payment Date (the "Expected Principal Payment Date"), except as otherwise provided below or in the Indenture (as defined on the reverse hereof); *provided*, however, that the entire unpaid principal amount of this Note shall be due and payable on the _____ ____ Payment Date (the "Legal Maturity Date"). Interest will accrue on this Note [from the date of its issuance] at the rate of _____, as more specifically set forth in the Class ____ Terms Document dated _____ __, 20__ (the "Terms Document"), between the Issuer and the Indenture Trustee, and shall be due and payable on each Interest Payment Date . Interest will be computed on the basis of a 360-day year [of twelve 30-day months] [and the actual number of days elapsed in each interest period]. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

---

*   Denominations of $100,000 and in integral multiples of $1,000 in excess thereof.

BA CREDIT CARD TRUST,
  as Issuer

By: BA CREDIT CARD FUNDING, LLC, as
      Beneficiary and not in
      its individual capacity

By: _____
   Name:
   Title:

Date: _____ __, ____

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: _____
Name:
Title:

Date: _____ __, ____

[REVERSE OF NOTE]

This Note is one of the Notes of a duly authorized issue of Notes of the Issuer, designated as its "BAseries Class B Notes," all issued under a Fourth Amended and Restated Indenture dated as of [November 23, 2015] (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuer and The Bank of New York Mellon, as indenture trustee (the "Indenture Trustee", which term includes any successor Indenture Trustee under the Indenture), as acknowledged and accepted by Bank of America, National Association ("BANA"), as supplemented by a Third Amended and Restated BAseries Indenture Supplement dated as of [November 23, 2015] (the "Indenture Supplement"), between the Issuer and the Indenture Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Notes are subject to all terms of the Indenture. All terms used in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

Although a summary of certain provisions of the Indenture is set forth below, this Note is qualified in its entirety by the terms and provisions of the Indenture and reference is made to that Indenture for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Indenture Trustee.

The Class A Notes and the Class C Notes will also be issued under the Indenture.

The Notes are and will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of this Note will be payable on the Expected Principal Payment Date in an amount described on the face hereof, subject to the provisions of the Indenture.

As described above, the entire unpaid principal amount of this Note shall be due and payable on the Legal Maturity Date.

On any day occurring on or after the date on which the aggregate Nominal Liquidation Amount of any tranche of Notes is reduced to less than 5% of its Initial Dollar Principal Amount, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem such tranche of Notes in whole but not in part, pursuant to Section 1202 of the Indenture. The redemption price will be an amount equal to the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

Subject to the terms and conditions of the Indenture, the Beneficiary, on behalf of the Trust, may from time to time issue, or direct the Owner Trustee, on behalf of the Trust, to issue, one or more series, classes or tranches of Notes.

On each Payment Date, the Paying Agent shall distribute to each Holder of record on the related Record Date (except for the final distribution with respect to this Note) such Holder's pro rata share of the amounts held by the Paying Agent that are allocated and available on such Payment Date to pay interest and principal on the Class B Notes. Final payments of this Note will be made only upon presentation and surrender of this Note at the office or offices therein specified.

[Payments of interest on this Note due and payable on each Payment Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be made by check mailed to the Person whose name appears as the Registered Noteholder of this Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to Notes registered on the Record Date in the name of the nominee of the clearing agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Noteholder hereof as of the Record Date preceding such Payment Date by notice mailed within five days of such Payment Date and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York. On any payment of interest or principal being made, details of such payment shall be entered by the Indenture Trustee on behalf of the Issuer in Schedule A hereto.]

[As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or his attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange, and such other documents as the Indenture Trustee may require, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.]

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note covenants and agrees that by accepting the benefits of the Indenture that it will not at any time institute against BANA, Funding, the Master Trust or the Issuer, or join in any institution against BANA, Funding, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or any Derivative Agreement.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

THIS NOTE AND THE INDENTURE WILL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place, and rate, and in the coin or currency herein prescribed.

No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under the Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity). The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Indenture and the Indenture Supplement in the case of an Event of Default under the Indenture,

the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; <u>provided</u>, <u>however</u>, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____ *

                                                                            Signature Guaranteed:

---

*NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

SCHEDULE A

PART I

INTEREST PAYMENTS

Interest Payment Date	Date of Payment	Total Amount of Interest Payable	Amount of Interest Paid	Confirmation of payment by or on behalf of the Issuer
First	_____	_____	_____	_____
Second	_____	_____	_____	_____

[continue numbering until the appropriate number of interest payment dates for the Notes is reached]

PART II

PRINCIPAL PAYMENTS

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

[continue numbering until the appropriate number of installment dates for the Notes is reached]

[FORM OF] CLASS C NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF COVENANTS AND AGREES THAT IT WILL NOT AT ANY TIME INSTITUTE AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OR JOIN IN ANY INSTITUTION AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OF, ANY BANKRUPTCY PROCEEDINGS UNDER ANY UNITED STATES FEDERAL OR STATE BANKRUPTCY OR SIMILAR LAW IN CONNECTION WITH ANY OBLIGATIONS RELATING TO THE NOTES OR THE INDENTURE.

THE HOLDER OF THIS NOTE, BY ACCEPTANCE OF THIS NOTE, AND EACH HOLDER OF A BENEFICIAL INTEREST IN THIS NOTE, BY THE ACQUISITION OF A BENEFICIAL INTEREST THEREIN, AGREE TO TREAT THE NOTES AS INDEBTEDNESS OF THE TRANSFEROR FOR APPLICABLE FEDERAL, STATE, AND LOCAL INCOME AND FRANCHISE TAX LAW AND FOR PURPOSES OF ANY OTHER TAX IMPOSED ON OR MEASURED BY INCOME.

REGISTERED   up to $_____*
No.   CUSIP NO. _____

BA CREDIT CARD TRUST

[FLOATING RATE]

BA SERIES CLASS C NOTE

BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to CEDE & CO., or registered assigns, subject to the following provisions, a principal sum of _____ payable on the _____ ____ Payment Date (the "Expected Principal Payment Date"), except as otherwise provided below or in the Indenture (as defined on the reverse hereof); *provided*, however, that the entire unpaid principal amount of this Note shall be due and payable on the _____ ____ Payment Date (the "Legal Maturity Date"). Interest will accrue on this Note [from the date of its issuance] at the rate of _____, as more specifically set forth in the Class ____ Terms Document dated _____ __, 20__ (the "Terms Document"), between the Issuer and the Indenture Trustee, and shall be due and payable on each Interest Payment Date . Interest will be computed on the basis of a 360-day year [of twelve 30-day months] [and the actual number of days elapsed in each interest period]. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

---

*   Denominations of $100,000 and in integral multiples of $1,000 in excess thereof.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

BA CREDIT CARD TRUST,
   as Issuer

By: BA CREDIT CARD FUNDING, LLC, as
     Beneficiary and not in
     its individual capacity

By: _____
    Name:
    Title:

    Date: _____ __, ____

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: _____
    Name:
    Title:

Date: _____ __, ____

[REVERSE OF NOTE]

This Note is one of the Notes of a duly authorized issue of Notes of the Issuer, designated as its "BAseries Class C Notes," all issued under a Fourth Amended and Restated Indenture dated as of [November 23, 2015] (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuer and The Bank of New York Mellon, as indenture trustee (the "Indenture Trustee", which term includes any successor Indenture Trustee under the Indenture), as acknowledged and accepted by Bank of America, National Association ("BANA"), as supplemented by a Third Amended and Restated BAseries Indenture Supplement dated as of [November 23, 2015] (the "Indenture Supplement"), between the Issuer and the Indenture Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Notes are subject to all terms of the Indenture. All terms used in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

Although a summary of certain provisions of the Indenture is set forth below, this Note is qualified in its entirety by the terms and provisions of the Indenture and reference is made to that Indenture for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Indenture Trustee.

The Class A Notes and the Class B Notes will also be issued under the Indenture.

The Notes are and will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of this Note will be payable on the Expected Principal Payment Date in an amount described on the face hereof, subject to the provisions of the Indenture.

As described above, the entire unpaid principal amount of this Note shall be due and payable on the Legal Maturity Date.

On any day occurring on or after the date on which the aggregate Nominal Liquidation Amount of any tranche of Notes is reduced to less than 5% of its Initial Dollar Principal Amount, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem such tranche of Notes in whole but not in part, pursuant to Section 1202 of the Indenture. The redemption price will be an amount equal to the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

Subject to the terms and conditions of the Indenture, the Beneficiary, on behalf of the Trust, may from time to time issue, or direct the Owner Trustee, on behalf of the Trust, to issue, one or more series, classes or tranches of Notes.

On each Payment Date, the Paying Agent shall distribute to each Holder of record on the related Record Date (except for the final distribution with respect to this Note) such Holder's pro rata share of the amounts held by the Paying Agent that are allocated and available on such Payment Date to pay interest and principal on the Class C Notes. Final payments of this Note will be made only upon presentation and surrender of this Note at the office or offices therein specified.

[Payments of interest on this Note due and payable on each Payment Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be made by check mailed to the Person whose name appears as the Registered Noteholder of this Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to Notes registered on the Record Date in the name of the nominee of the clearing agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Noteholder hereof as of the Record Date preceding such Payment Date by notice mailed within five days of such Payment Date and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York. On any payment of interest or principal being made, details of such payment shall be entered by the Indenture Trustee on behalf of the Issuer in Schedule A hereto.]

[As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or his attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange, and such other documents as the Indenture Trustee may require, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.]

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note covenants and agrees that by accepting the benefits of the Indenture that it will not at any time institute against BANA, Funding, the Master Trust or the Issuer, or join in any institution against BANA, Funding, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or any Derivative Agreement.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

THIS NOTE AND THE INDENTURE WILL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place, and rate, and in the coin or currency herein prescribed.

No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under the Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity). The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Indenture and the Indenture Supplement in the case of an Event of Default under the Indenture,

the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; <u>provided</u>, <u>however</u>, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____ *
                                                                        Signature Guaranteed:

---

*NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

PART I

INTEREST PAYMENTS

Interest Payment Date	Date of Payment	Total Amount of Interest Payable	Amount of Interest Paid	Confirmation of payment by or on behalf of the Issuer
First	_____	_____	_____	_____
Second	_____	_____	_____	_____

[continue numbering until the appropriate number of interest payment dates for the Notes is reached]

PART II

PRINCIPAL PAYMENTS

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

[continue numbering until the appropriate number of installment dates for the Notes is reached]

[FORM OF] **BASERIES SCHEDULE TO PAYMENT INSTRUCTIONS
BANK OF AMERICA, NATIONAL ASSOCIATION**

_____

BA CREDIT CARD TRUST, BASERIES
MONTHLY PERIOD ENDING _____ __, ____

_____

Capitalized terms used in this notice have their respective meanings set forth in the Indenture and the Indenture Supplement. Unless otherwise qualified, references herein to certain sections and subsections are references to the respective sections and subsections of the Indenture Supplement. This instruction is delivered pursuant to Section 908 of the Indenture.

The Servicer does hereby instruct the Issuer to instruct the Indenture Trustee, and the Issuer does hereby instruct the Indenture Trustee, to make the following allocations and payments for the related Monthly Period on _____ __, ____, which date is a Transfer Date under the Pooling and Servicing Agreement, in aggregate amounts set forth below in respect of the following amounts:

I. Allocations and Payments of BAseries Available Funds.

A. Allocation of BAseries Available Funds pursuant to Section 3.01, to be applied on each Transfer Date by the Indenture Trustee in the following priority:

1. Amount of targeted deposits paid to the Interest Funding
    Account pursuant to Section 3.02 .... $_____

2. Amount paid in respect of the BAseries Servicing Fee to
    the Servicer .... $_____

3. Amount paid in respect of any previously due and unpaid
    BAseries Servicing Fee to the Servicer .... $_____

4. Amount to be treated as BAseries Available Principal
    Amounts pursuant to Section 3.07 in an amount equal to
    the BAseries Investor Default Amount, if any........................ $_____

5. Amount to be treated as BAseries Available Principal
    Amounts pursuant to Section 3.07 in an amount equal to
    the Nominal Liquidation Amount Deficit, if any.................... $_____

6.   Amount to make the target deposit to the Accumulation Reserve Account pursuant to <u>Section 3.24</u> .... $_____

7.   Amount to make the target deposit to the Class C Reserve Account pursuant to <u>Section 3.22</u>, if any .... $_____

8.   Amount paid or deposited as required by the terms document of any class or tranche of BAseries Notes .... $_____

9.   Amount to be treated as Shared Excess Available Funds for application in accordance with <u>Section 3.25</u>......................... $_____

10.   Amount to paid to the Issuer... $_____

              Total .... $_____

B.   Allocations of deposits to Interest Funding sub-Accounts pursuant to <u>Section 3.03</u>:

        1.   Payments to Interest Funding sub-Accounts pursuant to <u>Section 3.03</u>:

        a.   [Class/Tranche] .... $_____

        b.   [Class/Tranche] .... $_____

             Total .... $_____

C.   Payments and deposits pursuant to <u>Section 3.04</u>, to be received on the following dates:

        1.   Withdrawals from the Class C Reserve Account deposited into the applicable Interest Funding sub-Account on the related Transfer Date pursuant to <u>Section 3.23(a)</u> .... $_____

        2.   As of the date of receipt, Receivables Sales Proceeds deposited in the applicable Interest Funding sub-Account as of the date of receipt by the Issuer .... $_____

D.   Withdrawals from the Interest Funding Account pursuant to <u>Section 3.13</u>, to be made by the Indenture Trustee on the following dates:

        1.   Amount withdrawn from the applicable Interest Funding sub-Accounts and remitted to the applicable Paying Agent on each Interest Payment Date, with respect to each tranche of Dollar Notes... $_____

        2.   Amount withdrawn from the applicable Interest Funding sub-Accounts and converted to the applicable foreign

currency at the Spot Exchange Rate and remitted to the applicable Paying Agent for Foreign Currency Notes with a non-Performing Derivative Agreement .... $_____

3.   Amount withdrawn from the applicable Interest Funding sub-Accounts and invested in the Investor Interest of the Collateral Certificate on each Principal Payment Date, with respect to each tranche of Discount Notes .... $_____

4.   Amount withdrawn from the applicable Interest Funding sub-Accounts and paid to the applicable Derivative Party as specified in the applicable Derivative Agreement, with respect to each tranche of Notes which has a Performing Derivative Agreement for interest .... $_____

5.   Amount paid to the Issuer .... $_____$

II.   <u>Allocations and Payments of BAseries.</u>

A.   Re-allocation of BA series Available Principal Amounts pursuant to <u>Section 3.07(a)</u> to be applied on the next Transfer Date by the Indenture Trustee:

1.   Reallocated Class C Principal Collections: .... $_____

2.   Reallocated Class B Principal Collections: .... $_____

B.   Targeted Deposits of BA series Available Principal Amounts to the Principal Funding Account pursuant to <u>Section 3.10</u>, to be made by the Indenture Trustee on the following dates:

1.   On the applicable Principal Payment Date prior to any payment, the Nominal Liquidation Amount for the related tranche of Notes:

a.   [Class/Tranche] .... $_____

b.   [Class/Tranche] .... $_____

Total .... $_____

2.   In the applicable Principal Funding sub-Account for the related tranche of Notes, the Controlled Accumulation Amount or the amount specified in <u>Section 3.10(b)(ii)</u>:

a.   [Class/Tranche] .... $_____

b. [Class/Tranche] .... $_____________

Total .... $_____________

3. In the applicable Principal Funding sub-Account, the Prefunding Target Amount for the BA series on the related Transfer Date:

a. [Class/Tranche] .... $_____________

b. [Class/Tranche] .... $_____________

Total .... $_____________

4. In the case of an Event of Default, Early Redemption Event or other optional or mandatory redemption, on the applicable Transfer Date, the Nominal Liquidation Amount for the related tranche of Notes:

a. [Class/Tranche] .... $_____________

b. [Class/Tranche] .... $_____________

Total .... $_____________

C. Payments and deposits pursuant to Section 3.12, to be received on the following dates:

1. Withdrawals from the Class C Reserve Account deposited into the applicable Principal Funding sub-Account on the related Transfer Date pursuant to Section 3.23(b) .... $_____________

2. As of the date of receipt, Receivables Sales Proceeds received pursuant to Section 3.20(c)(i) deposited in the applicable Principal Funding sub-Account as of the date of receipt by the Issuer .... $_____________$

D. Reallocations of deposits to Principal Funding sub-Accounts pursuant to Section 3.11:

1. Payments to Principal Funding sub-Accounts pursuant to Section 3.11(b)(i) for the Class A Notes .... $_____________

2. Payments to Principal Funding sub-Accounts pursuant to Section 3.11(b)(ii) for the Class B Notes.............................. $_____________

3. Payments to Principal Funding sub-Accounts pursuant to Section 3.11(b)(iii) for the Class C Notes............................ $_____________

E.   Withdrawals from the Principal Funding Account pursuant to <u>Section 3.14</u>, to be made by the Indenture Trustee on the following dates:

     1.   Amount withdrawn from the applicable Principal Funding sub-Accounts and remitted to the applicable Paying Agent on each Principal Payment Date, with respect to each tranche of Dollar Notes .... $_____

     2.   Amount withdrawn from the applicable Principal Funding sub-Accounts and paid to the applicable Derivative Party as specified in the applicable Derivative Agreement, with respect to each tranche of Notes which has a Performing Derivative Agreement for Principal .... $_____

     3.   Dollar amount withdrawn from the applicable Principal Funding sub-Accounts and converted to the applicable foreign currency at the Spot Exchange Rate pursuant to the applicable Derivative Agreement, with respect to each tranche of Notes which has a non-Performing Derivative Agreement for principal. .... $_____

     4.   Amount of Prefunding Excess Amount withdrawn from the Principal Funding sub-Accounts and paid to the Master Trust to increase the Investor Interest of the Collateral Certificate .... $_____

     5.   Amount withdrawn from the applicable Principal Funding sub-Accounts on the Legal Maturity Date of any tranche and applied to pay principal of that tranche or paid to the applicable Derivative Party for that tranche as specified in the applicable Derivative Agreement .... $_____

     6.   Amount paid to the Issuer .... $_____

F.   Amount of principal accreted on all tranches of Discount Notes and paid to the Master Trust pursuant to <u>Section 3.17(a)</u> .... $_____

G.   Allocations of reductions from Investor Charge-Offs to the Nominal Liquidation Amount of subordinated classes pursuant to <u>Section 3.05</u>:

     1.   Initial allocation of Investor Charge-Offs to each tranche of Outstanding Notes .... $_____

              Class A .... $_____
              Class B .... $_____
              Class C .... $_____

2. Amount reallocated to the Class C Notes, subject to the restrictions set forth in Section 3.05(c) .... $_____

3. Amount reallocated to the Class B Notes, subject to the restrictions set forth in Section 3.05(d) .... $_____

H. Net proceeds from sales of Receivables for Accelerated Notes pursuant to Section 3.20 .... $_____

III. Targeted deposits to, and withdrawals of funds on deposit from, the Class C Reserve Account.

A. Targeted deposit to the Class C Reserve Account pursuant to Section 3.22(a):

B. Deposits to the Class C Reserve sub-Accounts pursuant to Section 3.22:

1. Sum of the Class C Reserve sub-Account deposits for each applicable tranche of Outstanding Notes:

a. [Tranche] .... $_____

b. [Tranche] .... $_____

Total .... $_____

C. Withdrawals from the Class C Reserve Account pursuant to Section 3.23:

1. Amount withdrawn from the applicable Class C Reserve sub-Account and deposited in the applicable Interest Funding sub-Account pursuant to Section 3.23(a):

a. Interest Funding sub-Account for [Tranche] .... $_____

b. Interest Funding sub-Account for [Tranche] .... $_____

Total .... $_____

2. Amount withdrawn from the Class C Reserve sub-Account and deposited in the applicable Principal Funding sub-Account pursuant to Section 3.23(b):

a. Principal Funding sub-Account for [Tranche] .... $_____

b. Principal Funding sub-Account for [Tranche] .... $_____

Total .... $_____

B-6

3.   Amounts paid to the Issuer pursuant to <u>Section 3.23(c)</u> .... $_____

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Certificate this __th day of _____, ____.


BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By: _____
    Name:
    Title:


EXHIBIT C

[FORM OF] **BASERIES SCHEDULE TO**

MONTHLY NOTEHOLDERS' STATEMENT

BAseries

BA CREDIT CARD TRUST
MONTHLY PERIOD ENDING _____ __, ____

Reference is made to the Fifth Amended and Restated Series 2001-D Supplement (the "Series 2001-D Supplement"), dated as of [November 23, 2015], among BA Credit Card Funding, LLC, as Transferor, Bank of America, National Association (successor by merger to FIA Card Services, National Association), a national banking association (the "Bank"), as Servicer, and The Bank of New York Mellon, as Trustee, the Fourth Amended and Restated Indenture (the "Indenture"), dated as of [November 23, 2015], and the Third Amended and Restated BAseries Indenture Supplement (the "Indenture Supplement"), dated as of [November 23, 2015], each between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as Indenture Trustee. Terms used herein and not defined herein have the meanings ascribed to them in the Series 2001-D Supplement, the Indenture and the Indenture Supplement, as applicable.

The following computations are prepared with respect to the Transfer Date of _____ __, ____ and with respect to the performance of the Trust during the related Monthly Period.

The program documents for the BA Master Credit Card Trust II and the BA Credit Card Trust have been included as exhibits to a shelf registration statement on Form SF-3 filed with the Securities and Exchange Commission by BA Credit Card Funding, LLC, BA Master Credit Card Trust II and BA Credit Card Trust under File Nos. 0001370238, 0000936988 and 0001128250, respectively, on [November 23, 2015] (the "Registration Statement").

A.   In accordance with Section 3.01 of the Indenture Supplement, BAseries Available Funds shall be applied in the priority described in the chart below. This chart is only an overview of the application and priority of payments of BAseries Available Funds. For a more detailed description, please see the Indenture Supplement as included in Exhibit [___] to the Registration Statement.

Application of BAseries Available Funds


BAseries Available Funds
(including Collections of Finance Charge Receivables allocated to the Series 2001-D Certificate and the BAseries)
Class A Interest Payments or Deposits
Class B Interest Payments or Deposits
Class C Interest Payments or Deposits
Servicing Fee Payment
(2.00% of Nominal Liquidation Amount)
Cover Defaults on Principal Receivables in BA Master Credit Card Trust II
(treated as BAseries Available Principal Amounts)
Reimbursements of Nominal
Liquidation Amount Deficits (treated as BAseries Available Principal Amounts)
Accumulation Reserve Account Deposits
Class C Reserve Account Deposits
Other Required Payments or Deposits, if any
Reimbursements of Class D and Shared Excess Available Funds
Remainder to Issuer

B.   Targeted deposits to Interest Funding sub-Accounts:

Class/Tranche	Target Deposit to Interest Funding sub-Account for applicable Monthly Period	Actual Deposit to Interest Funding sub-Account for applicable Monthly Period	Shortfall from earlier Monthly Periods	Interest Funding sub-account Balance prior to Withdrawals	Interest Funding sub-Account Earnings
[Class A Total:]					
[Class B Total:]					
[Class C Total:]					
[Total:]					

C.   Interest to be paid on the corresponding Interest Payment Date:

Class/Tranche	CUSIP Number	Interest Payment Date	Interest Rate	Amount of interest to be paid on corresponding Interest Payment Date
[Class A Total:]				
[Class B Total:]				
[Class C Total:]				
[Total:]				

D.   Targeted deposits to Class C Reserve sub-Accounts:

Tranche	Targeted Deposit to Class C Reserve sub-Account for applicable Monthly Period	Actual Deposit to Class C Reserve sub-Account for applicable Monthly Period	Class C Reserve sub-Account Balance on Transfer Date prior to Withdrawals	Class C Reserve sub-Account Earnings	Amount of interest to be paid on corresponding Interest Payment Date
[Total:]					

E.   Withdrawals to be made from the C Reserve sub-Accounts on the corresponding [Transfer Date]:

Tranche	Targeted Deposit to Withdrawals for Interest	Actual Deposit to Withdrawals for Principal	Class C Reserve Class C Reserve sub-Account Balance on Transfer Date after withdrawals

Class C Total:

F.   Targeted deposits to Principal Funding sub-Accounts:

Class/Tranche	Targeted Deposit to Principal Funding sub-Account for applicable Monthly Period	Actual Deposit to Principal Funding sub-Account for applicable Monthly Period	Shortfall from earlier Monthly Periods	Principal Funding sub-Account Balance on Transfer Date	Principal Funding sub-Account Earnings

[Class A Total:]

[Class B Total:]

[Class C Total:]

[Total:]

G.   Principal to be paid on the corresponding Principal Payment Date:

Class /Tranche	CUSIP Number	Principal Payment Date	Amount of principal to be paid on corresponding Principal Payment Date

[Class A Total:]

[Class B Total:]

[Class C Total:]

[Total:]

H.   Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount as of the end of the prior Monthly Period:

Class /Tranche	Initial Dollar Principal Amount	Outstanding Principal Amount	Adjusted Outstanding Principal Amount	Nominal Liquidation Amount
[Class A Total:]				
[Class B Total:]				
[Class C Total:]				
[Total:]				

I.   Class A Usage of Class B and Class C Subordinated Amounts:

Tranche	Class A Usage of Class B Subordinated Amount for this Monthly Period	Class A Usage of Class C Subordinated Amount for this Monthly Period	Cumulative Class A Usage of Class B Subordinated Amount	Cumulative Class A Usage of Class C Subordinated Amount
[Total:]				

J.   Class B Usage of Class C Subordinated Amounts:

Tranche	Class B Usage of Class C Subordinated Amount for this Monthly Period	Cumulative Class B Usage of Class C Subordinated Amount
[Total:]		

K.   Nominal Liquidation Amounts for Tranches of Notes Outstanding:

Class/ Tranche	Beginning Nominal Liquidation Amount	Increases from accretions on Principal for Discount Notes	Increases from amounts withdrawn from the Principal Funding sub-Account in respect of Prefunding Excess Amount	Reimburse-ments from BAseries Available Funds	Reductions due to reallocations of BAseries Available Principal Amounts	Reductions due to Investor Charge-Offs	Reductions due to amounts on deposit in the Principal Funding sub-Account	Ending Nominal Liquidation Amount
[Class A Total:]								
[Class B Total:]								
[Class C Total:]								
[Total:]								

L.   Excess Available Funds and 3 Month Excess Available Funds:

Excess Available Funds $_____

Is 3 Month Excess Available Funds < 0? (Yes/No)   _____

M.   Other Performance Triggers:

Has a Class C Reserve sub-Account funding trigger
occurred? (Yes/No)   _____

N.   Repurchase Demand Activity (Rule 15Ga-1)
        Most Recent Form ABS – 15G
        Filed by: BA Credit Card Funding, LLC
        CIK#: 0001370238
        Filing Date: [_____] [__], 2015

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Monthly Noteholders' Statement this __th day of _____, ____.


BANK OF AMERICA, NATIONAL ASSOCIATION, as Servicer of the BAMaster Credit Card Trust II

By: _____
    Name:
    Title:


Terms Documents

Class A(2001-Emerald) Terms Document, dated as of August 15, 2001
Class A(2004-3) Terms Document, dated as of March 17, 2004
Class A(2007-1) Terms Document, dated as of January 18, 2007
Class A(2007-4) Terms Document, dated as of March 20, 2007
Class A(2007-11) Terms Document, dated as of August 2, 2007
Class A(2008-2) Terms Document, dated as of March 14, 2008
Class A(2014-1) Terms Document, dated as of February 13, 2014
Class A(2014-2) Terms Document, dated as of May 14, 2014
Class A(2014-3) Terms Document, dated as of September 15, 2014
Class A(2015-1) Terms Document, dated as of February 6, 2015

Class B(2005-3) Terms Document, dated as of November 9, 2005
Class B(2010-1) Terms Document, dated as of January 15, 2010

Class C(2010-1) Terms Document, dated as of January 15, 2010

BA CREDIT CARD FUNDING, LLC

as Transferor

BANK OF AMERICA, NATIONAL ASSOCIATION
(successor by merger to FIA Card Services, National Association)

as Servicer

and

THE BANK OF NEW YORK MELLON

as the Trustee

on behalf of the Certificateholders

of the BA Master Credit Card Trust II

_____

FOURTH AMENDED AND RESTATED

POOLING AND SERVICING AGREEMENT

Dated as of [November 23, 2015]

TABLE OF CONTENTS

TABLE OF CONTENTS

EXHIBITS

SCHEDULES

THIS FOURTH AMENDED AND RESTATED POOLING AND SERVICING AGREEMENT (this "Agreement") by and among BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company (together with its successors and assigns, "Funding"), as Transferor, BANK OF AMERICA, NATIONAL ASSOCIATION (successor by merger to FIA Card Services, National Association), a national banking association (together with its successors and assigns, "BANA"), as Servicer, and THE BANK OF NEW YORK MELLON, a banking corporation organized and existing under the laws of the State of New York, as Trustee, is made and entered into as of [November 23, 2015].

WHEREAS, Funding, BANA, and the Trustee have heretofore executed and delivered a Third Amended and Restated Pooling and Servicing Agreement, dated as of October 1, 2014 (as amended and restated, and as otherwise amended, supplemented or modified prior to the date hereof, the "Third Amended and Restated Pooling and Servicing Agreement"), which amended and restated the Second Amended and Restated Pooling and Servicing Agreement, dated as of October 20, 2006 (as amended and restated, and as otherwise amended, supplemented or modified prior to the date hereof, the "Second Amended and Restated Pooling and Servicing Agreement") among Funding, FIA Card Services, National Association ("FIA," as predecessor to BANA), and the Trustee, which amended and restated the Amended and Restated Pooling and Servicing Agreement, dated as of June 10, 2006 (as amended and restated, and as otherwise amended, supplemented or modified prior to the Amendment Closing Date, the "Amended and Restated Pooling and Servicing Agreement"), between FIA and the Trustee, which itself amended and restated the Pooling and Servicing Agreement, dated as of August 4, 1994, between MBNA America Bank, National Association (predecessor to FIA) and the Trustee (as amended and restated, and as otherwise amended, supplemented or modified prior to June 10, 2006, the "Pooling and Servicing Agreement"); and

WHEREAS, Funding, BANA, and the Trustee desire to amend and restate the Third Amended and Restated Pooling and Servicing Agreement to read in its entirety as set forth below.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Third Amended and Restated Pooling and Servicing Agreement is hereby amended and restated in its entirety as follows and each party agrees as follows for the benefit of the other parties and the Certificateholders:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. Whenever used in this Agreement, the following words and phrases shall have the following meanings:

"60⁺-Day Delinquency Rate" shall mean, for any Monthly Period, the delinquency rate calculated as a ratio (expressed as a percentage) of the aggregate dollar amount of

Receivables that are 60 or more days delinquent to the aggregate dollar amount of all of the Receivables, measured as of the end of such Monthly Period.

"AAA" shall have the meaning specified in subsection 2.10(b)(i).

"Account" shall mean each Initial Account, each Additional Account, and each Transferred Account. This term includes an Additional Account only from and after the Addition Date. This term does not include any Removed Accounts. This term does not include any Account from and after the date on which all of its Receivables have been reassigned to the Transferor pursuant to subsection 2.04(d) or (e).

"Account Information" shall have the meaning specified in subsection 2.02(b).

"Account Owner" shall mean (i) on and after the Merger Date, BANA and its successors and assigns, as the issuer of the credit card relating to an Account pursuant to a Credit Card Agreement and (ii) from and including October 20, 2006 to but excluding the Merger Date, FIA and its successors and assigns, as the issuer of the credit card relating to an Account pursuant to a Credit Card Agreement.

"Account Schedule" shall mean a complete schedule of all Accounts that is attached to this Agreement and marked as Schedule 1. The Account Schedule may take the form of a computer file, a microfiche list, or another tangible medium that is commercially reasonable. The Account Schedule must identify each Account by account number and by the balance of the Receivables existing in that Account on the Amendment Closing Date (for each Initial Account) or the related Addition Date (for each Additional Account).

"Accumulation Period" shall mean, with respect to any Series, or any Class within a Series, a period following the Revolving Period, which shall be the accumulation or other period in which Collections of Principal Receivables are accumulated in an account for the benefit of the Investor Certificateholders of such Series, or a Class within such Series, in each case as defined with respect to such Series in the related Supplement.

"Addition Date" shall have the meaning, for an Additional Account, set forth in the related Assignment.

"Additional Account" shall mean each VISA®, MasterCard®, or American Express® credit card account that is designated as an Account under Section 2.06 and the related Assignment after the Amendment Closing Date and that is identified on the Account Schedule from and after the related Addition Date.

---

* VISA, MasterCard, and American Express are registered trademarks of Visa International Service Association, MasterCard International Incorporated, and American Express Company, respectively.

"Affiliate" shall mean, for any identified Person, any other Person that (a) is an affiliate or insider of that identified Person, (b) controls that identified Person, (c) is controlled by that identified Person, or (d) is under common control with that identified Person.

"Aggregate Investor Default Amount" shall have, with respect to any Series of Certificates, the meaning stated in the related Supplement.

"Aggregate Investor Interest" shall mean, as of any date of determination, the sum of the Investor Interests of all Series of Certificates issued and outstanding on such date of determination.

"Aggregate Investor Percentage" with respect to Principal Receivables, Finance Charge Receivables and Receivables in Defaulted Accounts, as the case may be, shall mean, as of any date of determination, the sum of such Investor Percentages of all Series of Certificates issued and outstanding on such date of determination; provided, however, that the Aggregate Investor Percentage shall not exceed 100%.

"Agreement" shall have the meaning set forth in the first paragraph of this document.

"Amended and Restated Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Amendment Closing Date" shall mean October 20, 2006.

"Amortization Period" shall mean, with respect to any Series, or any Class within a Series, a period following the Revolving Period during which principal is distributed to Investor Certificateholders, which shall be the controlled amortization period, the principal amortization period, the rapid amortization period, or other amortization period, in each case as defined with respect to such Series in the related Supplement.

"Annual Membership Fee" shall mean an annual membership fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Applicants" shall have the meaning specified in Section 6.07.

"Asset Representations Review" shall have the meaning specified in the Asset Representations Review Agreement.

"Asset Representations Review Agreement" shall mean that certain Asset Representations Review Agreement, dated as of [_____] [__], 201[_], [between][among] [_____] and the Asset Representations Reviewer.

"Asset Representations Reviewer" shall mean [____], a [form/jurisdiction of organization], and its successors and any entity resulting from or surviving any consolidation or merger to which it or its successors may be a party, and any successor asset representations reviewer appointed as provided in the Asset Representations Review Agreement.

"Asset Review Quorum" shall mean Holders of Investor Certificates evidencing at least 50% of the aggregate unpaid principal amount of Investor Certificates outstanding.

"Assignment" shall have the meaning specified in subsection 2.06(c)(ii).

"Authorized Newspaper" shall mean a newspaper of general circulation in the Borough of Manhattan, The City of New York printed in the English language and customarily published on each Business Day, whether or not published on Saturdays, Sundays and holidays.

"Average Principal Receivables" shall mean, for any period, an amount equal to (a) the sum of the aggregate amount of Principal Receivables at the end of each day during such period divided by (b) the number of days in such period.

"BACCS" shall mean Banc of America Consumer Card Services, LLC, a North Carolina limited liability company, and its permitted successors and assigns.

"BANA" shall have the meaning set forth in the first paragraph of this Agreement.

"Bank Portfolio" shall mean the MasterCard®, VISA®, and American Express® credit card accounts owned by the applicable Account Owner.

"Bearer Certificates" shall have the meaning specified in Section 6.01.

"Bearer Rules" shall mean the provisions of the Internal Revenue Code, in effect from time to time, governing the treatment of bearer obligations, including sections 163(f), 871, 881, 1441, 1442 and 4701, and any regulations thereunder including, to the extent applicable to any Series, Proposed or Temporary Regulations.

"Book-Entry Certificates" shall mean certificates evidencing a beneficial interest in the Investor Certificates, ownership and transfers of which shall be made through book entries by a Clearing Agency as described in Section 6.10; provided, that after the occurrence of a condition whereupon book-entry registration and transfer are no longer authorized and Definitive Certificates are to be issued to the Certificate Owners, such certificates shall no longer be "Book-Entry Certificates."

"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, Newark, Delaware, or Charlotte, North Carolina (or, with respect to any Series, any additional city specified in the related Supplement) are authorized or obligated by law or executive order to be closed.

"Cash Advance Fee" shall mean a cash advance fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Certificate" shall mean any one of the Investor Certificates of any Series or the Transferor Certificate.

"Certificateholder" or "Holder" shall mean the Person in whose name a Certificate is registered in the Certificate Register; if applicable, the holder of any Bearer Certificate or Coupon, as the case may be or such other Person deemed to be a "Certificateholder" or "Holder" in any Series Supplement; and, if used with respect to the Transferor Interest, a Person in whose name the Transferor Certificate is registered in the Certificate Register or a Person in whose name ownership of the uncertificated interest in the Transferor Interest is recorded in the books and records of the Trustee.

"Certificate Interest" shall mean interest payable in respect of the Investor Certificates of any Series pursuant to Article IV of the Supplement for such Series.

"Certificate Owner" shall mean, with respect to a Book-Entry Certificate, the Person who is the beneficial owner of such Book-Entry Certificate, as may be reflected on the books of the Clearing Agency, or on the books of a Person maintaining an account with such Clearing Agency (directly or as an indirect participant, in accordance with the rules of such Clearing Agency).

"Certificate Principal" shall mean principal payable in respect of the Investor Certificates of any Series pursuant to Article IV of this Agreement.

"Certificate Rate" shall mean, with respect to any Series of Certificates (or, for any Series with more than one Class, for each Class of such Series), the percentage (or formula on the basis of which such rate shall be determined) stated in the related Supplement.

"Certificate Register" shall mean the register maintained pursuant to Section 6.03, providing for the registration of the Certificates and transfers and exchanges thereof.

"Class" shall mean, with respect to any Series, any one of the classes of Certificates of that Series as specified in the related Supplement.

"Clearing Agency" shall mean an organization registered as a "clearing agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended.

"Clearing Agency Participant" shall mean a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency or Foreign Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency or Foreign Clearing Agency.

"Clearstream" shall mean Clearstream Banking S.A. and its successors and assigns.

"Closing Date" shall mean, with respect to any Series, the date of issuance of such Series of Certificates, as specified in the related Supplement.

"Collateral Interest" shall have the meaning, with respect to any Series, specified in the related Supplement.

"Collection Account" shall have the meaning specified in subsection 4.02(a).

"Collections" shall mean all payments on Receivables in the form of cash, checks, wire transfers, electronic transfers, ATM transfers, or any other form of payment. This term includes Recoveries and Insurance Proceeds. This term also includes the amount of Interchange (if any) allocable to any Series of Certificates pursuant to any Supplement with respect to the related Monthly Period (to the extent received by the Trust and deposited into the Finance Charge Account or any Series Account, as the case may be, on the Transfer Date following the related Monthly Period), to be applied as if such amount were Collections of Finance Charge Receivables for all purposes. This term also includes the amount deposited by the Transferor into the Finance Charge Account (or Series Account if provided in any Supplement) pursuant to Section 2.08.

"Commission" shall mean the U.S. Securities and Exchange Commission.

"Companion Series" shall mean (i) each Series which has been paired with another Series (which Series may be prefunded or partially prefunded), such that the reduction of the Investor Interest of such Series results in the increase of the Investor Interest of such other Series, as described in the related Supplements, and (ii) such other Series.

"Corporate Trust Office" shall mean the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Agreement is located at 101 Barclay Street, Floor 7 West, New York, New York 10286, Attention: Corporate Trust Administration—Asset Backed Securities.

"Coupon" shall have the meaning specified in Section 6.01.

"Credit Adjustment" shall have the meaning specified in subsection 4.03(c).

"Credit Card Agreement" shall mean, for any VISA®, MasterCard®, or American Express® credit card account, the agreement (including any related statement under the Truth in Lending Act) between the applicable Account Owner and the related Obligor governing that account.

"Credit Card Guidelines" shall mean the applicable Account Owner's policies and procedures (a) relating to the operation of its credit card business, including the policies and procedures for determining the creditworthiness of credit card customers and the extension of credit to credit card customers, and (b) relating to the maintenance of credit card accounts and the collection of credit card receivables.

"Credit Enhancement" shall mean, with respect to any Series, the subordination, the cash collateral guaranty or account, collateral interest, letter of credit, surety bond, insurance policy, spread account, reserve account, cross-support feature or any other contract or agreement for the benefit of the Certificateholders of such Series (or Certificateholders of a Class within such Series) as designated in the applicable Supplement.

"Credit Enhancement Provider" shall mean, with respect to any Series, the Person, if any, designated as such in the related Supplement.

"Date of Processing" shall mean, with respect to any transaction, the date on which such transaction is first recorded on the Servicer's computer master file of MasterCard®, VISA® and American Express® credit card accounts (without regard to the effective date of such recordation).

"Debtor Relief Laws" shall mean (a) the United States Bankruptcy Code, (b) the Federal Deposit Insurance Act, and (c) all other insolvency, bankruptcy, conservatorship, receivership, liquidation, reorganization, or other debtor relief laws affecting the rights of creditors generally.

"Default Amount" shall mean, with respect to any Defaulted Account, the amount of Principal Receivables (other than Ineligible Receivables) in such Defaulted Account on the day such Account became a Defaulted Account.

"Defaulted Account" shall mean any Account containing only Receivables that have been charged off as uncollectible under the Credit Card Guidelines and the Servicer's customary and usual procedures for servicing credit card accounts. An Account becomes a Defaulted Account on the date on which all of its Receivables are recorded as charged-off on the Servicer's master computer file of credit card accounts.

"Definitive Certificate" shall have the meaning specified in Section 6.10.

"Delinquency Trigger" shall mean each occurrence, as determined by the Servicer, where the Three-Month Average 60⁺-Day Delinquency Rate equals or exceeds the then-current Delinquency Trigger Rate.

"Delinquency Trigger Rate" shall mean, initially, 7.50%, which percentage will be reviewed and may be adjusted from time to time as set forth in subsections 14.01(b) and 14.01(c).

"Depository" shall have the meaning specified in Section 6.10.

"Depository Agreement" shall mean, with respect to each Series, the agreement among the Transferor, the Trustee and the Clearing Agency, or as otherwise provided in the related Supplement.

"Determination Date" shall mean, unless otherwise specified in the related Series Supplement, the fourth Business Day prior to each Transfer Date.

"Discount Option Receivables" shall mean, with respect to any Series, Principal Receivables designated by the Transferor that are transferred to the Trustee at a specified discount, which discount is applied such that the discounted portion of Collections of such Principal Receivables are treated as Collections of Finance Charge Receivables, as specified with respect to such Series in the related Supplement.

"Discount Option Receivable Collections" shall have the meaning specified in Section 2.08.

"Discounted Percentage" shall have the meaning specified in Section 2.08.

"Distribution Account" shall have the meaning specified in subsection 4.02(c).

"Distribution Date" shall mean, with respect to each Series, the dates specified in the related Supplement.

"Dollars", "$" or "U.S. $" shall mean United States dollars.

"Draft Fee" shall mean a draft fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Eligible Account" shall mean any VISA®, MasterCard®, or American Express® credit card account for which each of the following requirements is satisfied as of the date of its designation under the Amended and Restated Pooling and Servicing Agreement, in the case of any Initial Account, or as of the related Addition Date, in the case of any Additional Account:

 (a) it exists and is maintained by the applicable Account Owner;

 (b) its Receivables are payable in Dollars;

 (c) the related Obligor's most recent billing address is located in the United States or its territories or possessions;

 (d) it is not classified on the applicable Account Owner's electronic records as counterfeit, cancelled, fraudulent, stolen, or lost; and

 (e) all of its Receivables have not been charged off as uncollectible under the applicable Account Owner's customary and usual procedures for servicing credit card accounts.

"Eligible Receivable" shall mean any Receivable for which each of the following requirements is satisfied as of the applicable time:

 (a) it arises in an Eligible Account;

(b)   it is created, in all material respects, in compliance with all Requirements of Law applicable to the applicable Account Owner, and it is created under a Credit Card Agreement that complies, in all material respects, with all Requirements of Law applicable to such Account Owner;

(c)   all consents, licenses, approvals, or authorizations of, or registrations or declarations with, any Governmental Authority that are required for its creation or the execution, delivery, or performance of the related Credit Card Agreement have been obtained or made by the applicable Account Owner and are fully effective;

(d)   immediately prior to it being transferred to the Trustee, the Transferor has good and marketable title to it free and clear of all Liens arising through or under the Transferor or any of its Affiliates, except for any Lien for municipal or other local taxes if those taxes are currently not due or if the applicable Account Owner, BACCS, or the Transferor is currently in good faith contesting those taxes in appropriate proceedings and has set aside adequate reserves for those contested taxes;

(e)   it is the legal, valid, and binding payment obligation of the related Obligor and is enforceable against that Obligor in accordance with its terms, except as enforceability may be limited by Debtor Relief Laws or general principles of equity; and

(f)   it is an account under Article 9 of the Delaware UCC.

"Eligible Servicer" shall mean the Trustee, a wholly-owned subsidiary of the Trustee, or an entity which, at the time of its appointment as Servicer, (a) is servicing a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts, (b) is legally qualified and has the capacity to service the Receivables, (c) is qualified (or licensed) to use the software that the Servicer is then currently using to service the Receivables or obtains the right to use, or has its own, software which is adequate to perform its duties under this Agreement, (d) has, in the reasonable judgment of the Trustee, demonstrated the ability to professionally and competently service a portfolio of similar accounts in accordance with customary standards of skill and care and (e) has a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter.

"Enhancement Invested Amount" shall have the meaning, with respect to any Series, specified in the related Supplement.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Euroclear Operator" shall mean Euroclear Bank S.A./N.V., as operator of the Euroclear System, and its successors and assigns.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Extended Trust Termination Date" shall have the meaning specified in subsection 12.01(a).

"FDIC" shall mean the Federal Deposit Insurance Corporation.

"FIA" shall have the meaning specified in the recitals to this Agreement.

"Finance Charge Account" shall have the meaning specified in subsection 4.02(b).

"Finance Charge Receivable" shall mean any Receivable that is a Periodic Finance Charge, a Cash Advance Fee, a Late Fee, an Annual Membership Fee, a Draft Fee, a Service Transaction Fee, or a similar fee or charge, including a charge for credit insurance. Finance Charge Receivables with respect to any Monthly Period shall include the amount of Interchange (if any) and Discount Option Receivables (if any) and other amounts allocable to any Series of Certificates pursuant to any Supplement with respect to such Monthly Period (to the extent received by the Trustee and deposited into the Finance Charge Account or any Series Account, as the case may be, on the Transfer Date following such Monthly Period).

"Fitch" shall mean Fitch Ratings, Inc.

"Floating Principal Allocation" shall have the meaning specified in the related Supplement.

"Foreign Clearing Agency" shall mean Clearstream and the Euroclear Operator.

"Funding" shall have the meaning set forth in the first paragraph of this Agreement.

"Global Certificate" shall have the meaning specified in Section 6.13.

"Governmental Authority" shall mean the United States of America or any individual State, any political subdivision of the United States of America or any individual State, or any other entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

"Group" shall mean, with respect to any Series, the group of Series in which the related Supplement specifies that such Series shall be included.

"Holder of the Transferor Certificate" or "holder of the Transferor Certificate" shall mean the Holder of the Transferor Certificate or the Holder of any uncertificated interest in the Transferor Interest.

"Ineligible Receivable" shall have the meaning specified in subsection 2.04(d)(iii).

"Initial Account" shall mean each VISA®, MasterCard® or American Express® credit card account that was designated as an Account under the Amended and Restated Pooling and Servicing Agreement and that is identified on the Account Schedule from and after the Amendment Closing Date.

"Initial Investor Interest" shall mean, with respect to any Series of Certificates, the amount stated in the related Supplement.

"Insolvency Event" shall have the meaning specified in subsection 9.01(c).

"Insurance Proceeds" shall mean all Insurance Proceeds (as defined in the Receivables Purchase Agreement) that are allocable to the Receivables transferred by the Transferor to the Trustee.

"Interchange" shall mean all Interchange (as defined in the Receivables Purchase Agreement) that is allocable to the Receivables transferred by the Transferor to the Trustee.

"Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Investment Company Act" shall mean the Investment Company Act of 1940, as amended from time to time.

"Investor Account" shall mean each of the Finance Charge Account, the Principal Account and the Distribution Account.

"Investor Certificate" shall mean any one of the certificates (including, without limitation, the Bearer Certificates, the Registered Certificates or the Global Certificates) issued by the Trust, executed by the Transferor (or, prior to the Amendment Closing Date, executed by FIA as Seller under the Amended and Restated Pooling and Servicing Agreement) and authenticated by the Trustee substantially in the form (or forms in the case of a Series with multiple classes) of the investor certificate attached to the related Supplement or such other interest in the Trust deemed to be an "Investor Certificate" in any related Supplement.

"Investor Certificateholder" shall mean the holder of record of an Investor Certificate.

"Investor Charge-Off" shall have, with respect to each Series, the meaning specified in the applicable Supplement.

"Investor Default Amount" shall have, with respect to any Series of Certificates, the meaning stated in the related Supplement.

"Investor Interest" shall have, with respect to any Series of Certificates, the meaning stated in the related Supplement.

"Investor Percentage" shall have, with respect to Principal Receivables, Finance Charge Receivables and Receivables in Defaulted Accounts, and any Series of Certificates, the meaning stated in the related Supplement.

"Investor Servicing Fee" shall have, with respect to each Series, the meaning specified in Section 3.02.

"Late Fee" shall mean a late fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Lien" shall mean any security interest, lien, mortgage, deed of trust, pledge, hypothecation, encumbrance, assignment, participation interest, equity interest, deposit arrangement, preference, priority, or other security or preferential arrangement of any kind or nature. This term includes any conditional sale or other title retention arrangement and any financing lease having substantially the same economic effect as any security or preferential arrangement. This term does not include any security interest or other lien created in favor of the Trustee under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, the Third Amended and Restated Pooling and Servicing Agreement or any other document and does not include any assignment pursuant to Section 7.02.

"Maximum Addition Amount" shall mean, unless otherwise provided in a Supplement, with respect to any Addition Date, the number of Accounts originated by the applicable Account Owner and designated as Additional Accounts pursuant to Section 2.06 without prior Rating Agency confirmation of its then existing rating of any Series of Investor Certificates then issued and outstanding described under subsection 2.06(c)(vii) which would either (a) with respect to any of the three consecutive Monthly Periods be equal to the product of (i) 15% and (ii) the number of Accounts as of the first day of the calendar year during which such Monthly Periods commence or (b), with respect to any twelve-month period, equal the product of (i) 20% and (ii) the number of Accounts as of the first day of such twelve-month period; provided, however, that if the aggregate principal balance in the Additional Accounts specified in clause (a) or (b) above, as the case may be, shall exceed either (y) the product of (i) 15% and (ii) the aggregate amount of Principal Receivables determined as of the first day of the third preceding Monthly Period minus the aggregate amount of Principal Receivables as of the date each such Additional Account was added to the Trust in all of the Accounts owned by the applicable Account Owner that have been designated as Additional Accounts since the first day of the third preceding Monthly Period or (z) the product of (i) 20% and (ii) the aggregate amount of Principal Receivables determined as of the first day of the calendar year in which such Addition Date occurs minus the aggregate amount of Principal Receivables as of the date each such Additional Account was added to the Trust in all of the Accounts owned by the applicable Account Owner that have been designated as Additional Accounts since the first day of such calendar year, the Maximum Addition Amount shall be an amount equal to the lesser of the aggregate amount of Principal Receivables specified in either clause (y) or clause (z) of this proviso.

"Merger" shall mean the merger of FIA with and into BANA.

"Merger Date" shall mean October 1, 2014.

"Minimum Aggregate Principal Receivables" shall mean, unless otherwise provided in a Supplement relating to any Series, as of any date of determination, an amount equal to the sum of the numerators used in the calculation of the Investor Percentages with respect to Principal Receivables for all outstanding Series on such date; provided, that with respect to any Series in its Accumulation Period or such other period as designated in the related Supplement with an Investor Interest as of such date of determination equal to the Principal Funding Account Balance relating to such Series taking into account any deposit to be made to the Principal Funding Account on the Transfer Date following such date of determination, the numerator used in the calculation of the Investor Percentage with respect to Principal Receivables relating to such Series shall, solely for the purpose of the definition of Minimum Aggregate Principal Receivables, be deemed to equal zero.

"Minimum Transferor Interest" shall mean 4% (or such other percentage as specified in the related Supplement) of the Average Principal Receivables; provided, however, that the Transferor may reduce the Minimum Transferor Interest upon (w) delivery to the Trustee of a Tax Opinion with respect to such reduction, (x) 30 day's prior notice to the Trustee, each Rating Agency and any Credit Enhancement Provider entitled to receive such notice pursuant to the relevant Supplement, (y) written confirmation from the Rating Agency that such reduction will not result in the reduction or withdrawal of the respective ratings of each Rating Agency for any Series outstanding and (z) delivery to the Trustee and each such Credit Enhancement Provider of an Officer's Certificate stating that the Transferor reasonably believes that such reduction will not, based on the facts known to such officer at the time of such certification, then or thereafter cause a Pay Out Event to occur with respect to any Series; provided further that the Minimum Transferor Interest shall not at any time be less than 2%.

"Monthly Period" shall mean, unless otherwise defined in any Supplement, the period from and including the first day of a calendar month to and including the last day of a calendar month.

"Monthly Servicer Report" shall mean, a report substantially in the form attached as Exhibit C to this Agreement, with such changes as the Transferor or the Servicer may determine to be necessary or desirable; provided, however, that no such change shall serve to exclude information required by the Agreement or any Supplement.

"Moody's" shall mean Moody's Investors Service, Inc.

"New Issuance" shall have the meaning specified in subsection 6.09(b).

"New Issuance Date" shall have the meaning specified in subsection 6.09(b).

"New Issuance Notice" shall have the meaning specified in subsection 6.09(b).

"Notice Date" shall have the meaning specified in subsection 2.06(c)(i).

"Obligor" shall mean, for any VISA®, MasterCard® or American Express® credit card account, any Person obligated to make payments on receivables in that account. This term includes any guarantor but excludes any merchant.

"Officer's Certificate" shall mean a certificate signed by any Vice President or more senior officer of the Transferor or the Servicer, as applicable, and delivered to the Trustee.

"Opinion of Counsel" shall mean a written opinion of counsel, who may be counsel for or an employee of the Person providing the opinion, and who shall be reasonably acceptable to the Trustee; provided, however, that any Tax Opinion or other opinion relating to federal income tax matters shall be an opinion of nationally recognized tax counsel.

"Participations" shall have the meaning specified in subsection 2.06(a)(ii).

"Pay Out Commencement Date" shall mean, (a) with respect to each Series, the date on which a Trust Pay Out Event is deemed to occur pursuant to Section 9.01 or (b) with respect to any Series, the date on which a Series Pay Out Event is deemed to occur pursuant to the Supplement for such Series.

"Pay Out Event" shall mean, with respect to each Series, a Trust Pay Out Event or a Series Pay Out Event.

"Paying Agent" shall mean any paying agent appointed pursuant to Section 6.06 and shall initially be the Trustee.

"Periodic Finance Charge" shall mean a finance charge determined by periodic rate or similar charge that is charged to an Account under the related Credit Card Agreement.

"Permitted Activities" shall mean the primary activities of the Trust, which are: (a) holding Receivables transferred under this Agreement (including under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement and the Third Amended and Restated Pooling and Servicing Agreement) and the other assets of the Trust, which assets can not be contrary to the status of the Trust as a qualified special purpose entity under accounting literature in effect on the Amendment Closing Date; (b) issuing Certificates and other interests in the Trust assets; (c) receiving Collections and making payments on such Certificates and interests in accordance with the terms of this Agreement and any Series Supplement; and (d) engaging in other activities that are necessary or incidental to accomplish these limited purposes, which activities can not be contrary to the status of the Trust as a qualified special purpose entity under existing accounting literature.

"Permitted Investments" shall mean, unless otherwise provided in the Supplement with respect to any Series (a) instruments, investment property or other property consisting of (i) obligations of or fully guaranteed by the United States of America; (ii) time deposits or certificates of deposit of any depositary institution or trust company incorporated under the laws of the United States of America or any state thereof (or domestic branches of foreign depository institutions or trust companies) and subject to supervision and examination by federal or state banking or depositary institution authorities; provided, however, that at the time of the Trust's investment or contractual commitment to invest therein, the certificates of deposit or short-term deposits of such depositary institution or trust company shall have a credit rating from Moody's, Standard & Poor's and Fitch of P-1, A-1+ and F1+, respectively; (iii) commercial paper having, at the time of the Trust's investment or contractual commitment to invest therein, a rating from Moody's, Standard & Poor's and Fitch of P-1, A-1+ and F1+, respectively; (iv) bankers' acceptances issued by any depository institution or trust company described in clause (a)(ii) above; and (v) investments in money market funds rated AAA-m or AAA-mg by Standard & Poor's, Aaa by Moody's, and AAA or V1+ by Fitch, or otherwise approved in writing by each Rating Agency; (b) demand deposits in the name of the Trust or the Trustee in any depositary institution or trust company referred to in clause (a)(ii) above; (c) uncertificated securities that are registered in the name of the Trustee by the issuer thereof and identified by the Trustee as held for the benefit of the Certificateholders, and consisting of shares of an open end diversified investment company which is registered under the Investment Company Act and which (i) invests its assets exclusively in obligations of or guaranteed by the United States of America or any instrumentality or agency thereof having in each instance a final maturity date of less than one year from their date of purchase or other Permitted Investments, (ii) seeks to maintain a constant net asset value per share, (iii) has aggregate net assets of not less than $100,000,000 on the date of purchase of such shares and (iv) which each Rating Agency designates in writing will not result in a withdrawal or downgrading of its then current rating of any Series rated by it; and (d) any other investment if each Rating Agency confirms in writing that such investment will not adversely affect its then current rating of the Investor Certificates. This term does not include any investment in the applicable Account Owner or BACCS or any obligation or liability of such Account Owner or BACCS.

"Person" shall mean any person or entity of any nature. This term includes any individual, corporation, limited liability company, partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or Governmental Authority.

"Pool Index File" shall mean the file on the applicable Account Owner's computer system that identifies the Accounts.

"Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Principal Account" shall have the meaning specified in subsection 4.02(b).

"Principal Funding Account" shall have the meaning specified in the related Supplement.

"Principal Funding Account Balance" shall have the meaning specified in the related Supplement.

"Principal Receivable" shall mean any Receivable other than (i) a Finance Charge Receivable or (ii) a Receivable in a Defaulted Account. In calculating the aggregate amount of Principal Receivables in an Account on any date, the gross amount of Principal Receivables in the Account on that date must be reduced by the aggregate amount of credit balances in the Account on that date. Any Receivables which the Transferor is unable to transfer as provided in subsection 2.05(d) shall not be included in calculating the aggregate amount of Principal Receivables, except as otherwise provided in such subsection.

"Principal Shortfalls" shall mean, with respect to a Transfer Date, the aggregate amount for all outstanding Series that the related Supplements specify are "Principal Shortfalls" for such Transfer Date.

"Principal Terms" shall have the meaning, with respect to any Series issued pursuant to a New Issuance, specified in subsection 6.09(c).

"Private Holder" shall mean each holder of a right to receive interest or principal in respect of any direct or indirect interest in the Trust including any financial instrument or contract the value of which is determined in whole or in part by reference to the Trust (including the Trust's assets, income of the Trust or distributions made by the Trust), excluding any interest in the Trust represented by any Series or Class of Investor Certificates or any other interest as to which the Transferor has provided to the Trustee an Opinion of Counsel to the effect that such Series, Class or other interest will be treated as debt or otherwise not as an equity interest in either the Trust or the Receivables for federal income tax purposes, in each case, provided such interest is not convertible or exchangeable into an interest in the Trust or the Trust's income or equivalent value. Notwithstanding the immediately preceding sentence, (i) "Private Holder" shall also include any other Person that the Transferor determines is (or may be) a "partner" within the meaning of Treasury Regulation section 1.7704-1(h)(1)(ii) (including by reason of section 1.7704-1(h)(3)) and (ii) unless the Transferor otherwise determines, "Private Holder" shall not include any holder that would otherwise be considered a Private Holder solely by reason of having acquired a direct or indirect interest in the Trust issued prior to December 4, 1995. Initially, the Private Holders include the holders of the Transferor Certificate or any interest therein, of any Collateral Interest, of any Enhancement Invested Amount, and of any similar interests in the Trust represented by any other Class of any Series of Certificates issued on or after December 4, 1995, and the Servicer. Any Person holding more than one interest in the Trust each of which separately would cause such Person to be a Private Holder shall be treated as a single Private Holder. Each holder of an interest in a Private Holder which is a partnership, S corporation or grantor trust under the Internal Revenue Code shall be treated as a Private Holder unless excepted with the consent of the Transferor (which consent shall be based on an Opinion of Counsel generally to the effect that the action taken pursuant to the consent will not cause the Trust to become a publicly traded partnership treated as a corporation for federal income tax purposes).

"Qualified Institution" shall mean (i) a depositary institution, which may include the Trustee, organized under the laws of the United States or any one of the States thereof including the District of Columbia, the deposits in which are insured by the FDIC and which at all times has a short-term unsecured debt rating of at least A-1+ by Standard & Poor's, P-1 by

Moody's and F1 by Fitch or (ii) a depositary institution acceptable to the Rating Agency; provided, however, that an institution which shall have corporate trust powers and which maintains the Collection Account, the Principal Account, the Finance Charge Account, any Series Account or any other account maintained for the benefit of Certificateholders as a fully segregated trust account with the trust department of such institution shall not be required to meet the foregoing rating requirements, and need only at all times have a long-term unsecured debt rating of at least Baa3 by Moody's so long as Moody's is a Rating Agency and of at least BBB by Fitch so long as Fitch is a Rating Agency.

"Qualified Dispute Resolution Professional" shall mean an attorney or retired judge that is independent, impartial, knowledgeable about and experienced with the laws of the State of Delaware, specializing in commercial litigation with at least 15 years of experience and whose name is on a list of neutral parties maintained by the AAA.

"Rating Agency" shall mean, with respect to each Series, the rating agency or agencies, if any, selected by the Transferor to rate the Certificates, as specified in the related Supplement.

"Reassignment" shall have the meaning specified in subsection 2.07(b)(ii).

"Reassignment Date" shall have the meaning specified in subsection 2.04(e).

"Receivable" shall mean any amount payable on an Account by the related Obligors. This term includes Principal Receivables and Finance Charge Receivables.

"Receivables Purchase Agreement" shall mean the Amended and Restated Receivables Purchase Agreement dated as of October 1, 2014 by and between BACCS and Funding, and acknowledged and accepted by The Bank of New York Mellon, as Trustee, and BANA, as Servicer, as amended, supplemented or otherwise modified from time to time.

"Record Date" shall mean, with respect to any Distribution Date, the last Business Day of the preceding Monthly Period.

"Recoveries" shall mean all Recoveries (as defined in the Receivables Purchase Agreement) that are allocable to the Receivables transferred by the Transferor to the Trustee.

"Registered Certificates" shall have the meaning specified in Section 6.01.

"Regulation AB" shall mean Subpart 229.1100 – Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting releases (including Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005) and Asset-Backed Securities Disclosure and Registration, Securities Act Release No. 33-9638, 79 Fed. Reg. 57,184 (September 24, 2014)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Removal Date" shall have the meaning, for a Removed Account, set forth in the related Reassignment.

"Removal Notice Date" shall have the meaning specified in subsection 2.07(a).

"Removed Accounts" shall have the meaning specified in subsection 2.07(a). For the avoidance of doubt, Zero Balance Accounts designated by the Transferor pursuant to subsection 2.07(d) shall be Removed Accounts; provided, however, that the terms and conditions specified in subsections 2.07(a), 2.07(b), and 2.07(c) shall not apply to Zero Balance Accounts.

"Representing Party" shall have the meaning specified in subsection 2.10(a).

"Requesting Party" shall have the meaning specified in subsection 2.10(a).

"Requirements of Law" for any Person shall mean (a) any certificate of incorporation, certificate of formation, articles of association, bylaws, limited liability company agreement, or other organizational or governing documents of that Person and (b) any law, treaty, statute, regulation, or rule, or any determination by a Governmental Authority or arbitrator, that is applicable to or binding on that Person or to which that Person is subject. This term includes usury laws, the Truth in Lending Act, and Regulation Z and Regulation B of the Board of Governors of the Federal Reserve System.

"Responsible Officer" shall mean any officer within the Corporate Trust Office (or any successor group of the Trustee), including any Vice President, any Assistant Secretary or any other officer of the Trustee customarily performing functions similar to those performed by any person who at the time shall be an above-designated officer and also, with respect to a particular officer to whom any corporate trust matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Revolving Credit Agreement" shall mean the Amended and Restated Revolving Credit Agreement by and between Funding and BACCS, dated as of October 20, 2006, as such agreement may be amended from time to time in accordance therewith, or any substantially similar agreement entered into between any lender and Funding.

"Revolving Period" shall have, with respect to each Series, the meaning specified in the related Supplement.

"Rules" shall have the meaning specified in subsection 2.10(b)(i).

"Second Amended and Restated Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Securitization Act" shall have the meaning specified in Section 13.18.

"Seller" shall mean FIA, in its capacity as "Seller" under the Amended and Restated Pooling and Servicing Agreement, and its successors in interest and permitted assigns.

"Series" shall mean any series of Investor Certificates, which may include within any such Series a Class or Classes of Investor Certificates subordinate to another such Class or Classes of Investor Certificates.

"Series Account" shall mean any account or accounts established pursuant to a Supplement for the benefit of such Series.

"Series Pay Out Event" shall have, with respect to any Series, the meaning specified pursuant to the Supplement for the related Series.

"Series Servicing Fee Percentage" shall mean, with respect to any Series, the amount specified in the related Supplement.

"Series Termination Date" shall mean, with respect to any Series of Certificates, the date stated in the related Supplement.

"Service Transaction Fee" shall mean a service transaction fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Servicer" shall mean initially BANA and thereafter any Person appointed as successor as herein provided to service the Receivables.

"Servicer Default" shall have the meaning specified in Section 10.01.

"Servicing Fee" shall have the meaning specified in Section 3.02.

"Servicing Officer" shall mean any officer of the Servicer involved in, or responsible for, the administration and servicing of the Receivables whose name appears on a list of servicing officers furnished to the Transferor and the Trustee by the Servicer, as such list may from time to time be amended.

"Shared Excess Finance Charge Collections" shall mean, with respect to any Transfer Date, the aggregate amount for all outstanding Series that the related Supplements specify are to be treated as "Shared Excess Finance Charge Collections" for such Transfer Date.

"Shared Principal Collections" shall mean, with respect to any Transfer Date, the aggregate amount for all outstanding Series that the related Supplements specify are to be treated as "Shared Principal Collections" for such Transfer Date.

"Standard & Poor's" shall mean Standard & Poor's Ratings Services.

"Successor Servicer" shall have the meaning specified in subsection 10.02(a).

"Supplement" or "Series Supplement" shall mean, with respect to any Series, a supplement to this Agreement complying with the terms of Section 6.09 of this Agreement, executed in conjunction with any issuance of any Series of Certificates.

"Tax Opinion" shall mean with respect to any action, an Opinion of Counsel to the effect that, for federal income tax purposes, (a) such action will not adversely affect the tax characterization as debt of Investor Certificates of any outstanding Series or Class that were characterized as debt at the time of their issuance, (b) following such action the Trust will not be deemed to be an association (or publicly traded partnership) taxable as a corporation and (c) such action will not cause or constitute an event in which gain or loss would be recognized by any Investor Certificateholder or the Trust.

"Termination Notice" shall have, with respect to any Series, the meaning specified in subsection 10.01(d).

"Third Amended and Restated Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Three-Month Average 60$^+$-Day Delinquency Rate" shall mean, as of any date of determination, (a) the sum of the 60$^+$-Day Delinquency Rates for the three Monthly Periods immediately preceding such date of determination divided by (b) three.

"Transfer Agent and Registrar" shall have the meaning specified in Section 6.03 and shall initially be the Trustee's Corporate Trust Office.

"Transfer Date" shall mean, unless otherwise specified in the related Supplement, with respect to any Series, the Business Day immediately prior to each Distribution Date.

"Transferor" shall mean Funding and its successors in interest and permitted assigns.

"Transferor Certificate" shall mean, if the Transferor elects to evidence its interest in the Transferor Interest in certificated form pursuant to Section 6.01, a certificate executed and delivered by the Transferor and authenticated by the Trustee substantially in the form of Exhibit A; provided, that at any time there shall be only one Transferor Certificate; provided further, that in any Supplement, "Transferor Certificate" shall mean either a certificate executed and delivered by the Transferor and authenticated by the Trustee substantially in the form of Exhibit A or the uncertificated interest in the Transferor Interest.

"Transferor Interest" shall mean, on any date of determination, the aggregate amount of Principal Receivables and the principal amount on deposit in any Principal Funding Account (as defined in any Supplement) at the end of the day immediately prior to such date of determination, minus the Aggregate Investor Interest at the end of such day, minus the aggregate Enhancement Invested Amounts, if any, for each Series outstanding at the end of such day, minus the aggregate Collateral Interests not included in the Aggregate Investor Interests, if any, for each Series outstanding at the end of such day.

"Transferor Percentage" shall mean, on any date of determination, when used with respect to Principal Receivables, Finance Charge Receivables and Receivables in Defaulted Accounts, a percentage equal to 100% minus the Aggregate Investor Percentage with respect to such categories of Receivables.

"Transferor Servicing Fee" shall have the meaning specified in Section 3.02.

"Transferred Account" shall mean any VISA®, MasterCard®, or American Express® credit card account (a) into which all of the Receivables in an Account are transferred because the related credit card was lost or stolen or the related credit card program was changed, if the Credit Card Guidelines do not require a new application or credit evaluation, and (b) that can be traced or identified by reference to the Account Schedule and the computer or other records of the Servicer.

"Trust" shall mean BA Master Credit Card Trust II, the trust heretofore created and continued by this Agreement.

"Trust Assets" shall have the meaning specified in Section 2.01.

"Trust Extension" shall have the meaning specified in subsection 12.01(a).

"Trust Pay Out Event" shall have, with respect to each Series, the meaning specified in Section 9.01.

"Trust Termination Date" shall mean the earliest to occur of (i) unless a Trust Extension shall have occurred, the first Business Day after the Distribution Date on which the Investor Interest, the Collateral Interest, the Enhancement Invested Amount and any other interest issued by the Trust, as applicable, for each Series is zero, (ii) if a Trust Extension shall have occurred, the Extended Trust Termination Date, and (iii) December 31, 2054.

"Trustee" shall mean The Bank of New York Mellon, a New York banking corporation, and its successors and any corporation resulting from or surviving any consolidation or merger to which it or its successors may be a party and any successor trustee appointed as herein provided.

"UCC" shall mean the Uniform Commercial Code of the applicable jurisdiction.

"Undivided Interest" shall mean the undivided interest in the Trust evidenced by an Investor Certificate.

"Zero Balance Account" shall mean an Account with a Receivable balance of zero which the Transferor designates under subsection 2.07(d).

"Zero Balance Account Removal Date" shall have the meaning specified in subsection 2.07(d).

Section 1.02. Other Definitional Provisions.

(a)   All terms defined in any Supplement or this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b)   As used herein and in any certificate or other document made or delivered pursuant hereto or thereto, accounting terms not defined in Section 1.01, and accounting terms partially defined in Section 1.01 to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles or regulatory accounting principles, as applicable. To the extent that the definitions of accounting terms herein are inconsistent with the meanings of such terms under generally accepted accounting principles or regulatory accounting principles, the definitions contained herein shall control.

(c)   The agreements, representations and warranties of BANA in this Agreement and in any Supplement in its capacity as the Servicer shall be deemed to be the agreements, representations and warranties of BANA solely in such capacity for so long as BANA acts in such capacity under this Agreement.

(d)   The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to any Supplement or this Agreement as a whole and not to any particular provision of this Agreement or any Supplement; and Section, subsection, Schedule and Exhibit references contained in this Agreement or any Supplement are references to Sections, subsections, Schedules and Exhibits in or to this Agreement or any Supplement unless otherwise specified.

[End of Article I]

ARTICLE II

CONVEYANCE OF RECEIVABLES;
ISSUANCE OF CERTIFICATES

Section 2.01. <u>Conveyance of Receivables</u>. The Transferor hereby transfers, assigns, sets over, and otherwise conveys to the Trustee, without recourse, all of the Transferor's right, title and interest in, to and under the Receivables existing at the close of business on the Amendment Closing Date, in the case of Receivables arising in the Initial Accounts (including all related Transferred Accounts), and at the close of business on the related Addition Date, in the case of Receivables arising in the Additional Accounts (including all related Transferred Accounts), and in each case thereafter created from time to time in such Accounts until the termination of the Trust, all monies due or to become due with respect to such Receivables (including all Finance Charge Receivables), all Interchange allocable to the Trust as provided herein, all proceeds of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof. The Transferor does hereby further transfer, assign, set over and otherwise convey to the Trustee all of the Transferor's rights, remedies, powers, privileges and claims under or with respect to the Receivables Purchase Agreement (whether arising pursuant to the terms of the Receivables Purchase Agreement or otherwise available to the Transferor at law or in equity), including, without limitation, the rights of the Transferor to enforce the Receivables Purchase Agreement and to give or withhold any and all consents, requests, notices, directions, approvals, extensions or waivers under or with respect to the Receivables Purchase Agreement to the same extent as the Transferor could but for the assignment thereof to the Trustee. The property described in the two preceding sentences, together with all monies and other property on deposit in the Principal Account, the Finance Charge Account, the Series Accounts and any Credit Enhancement shall constitute the assets of the Trust (the "<u>Trust Assets</u>"). The foregoing does not constitute and is not intended to result in the creation or assumption by the Trust, the Trustee, any Investor Certificateholder or any Credit Enhancement Provider of any obligation of the Transferor, the Servicer, the applicable Account Owner or any other Person in connection with the Accounts or the Receivables or under any agreement or instrument relating thereto, including any obligation to Obligors, merchant banks, merchants' clearance systems, VISA, MasterCard, American Express or insurers.

In connection with such transfer, assignment, set-over and conveyance, the Transferor agrees to record and file, at its own expense, all financing statements (including any amendments of financing statements and continuation statements when applicable) with respect to the Receivables now existing and hereafter created for the transfer of accounts (as defined in the Delaware UCC) meeting the requirements of applicable state law in such manner and in such jurisdictions as are necessary to perfect and to maintain the perfection of the assignment of the Receivables to the Trustee, and to deliver a file-stamped copy of such financing statements, amendments of financing statements or continuation statements or other evidence of such filings to the Trustee on or prior to the Amendment Closing Date, and in the case of any amendments of financing statements or continuation statements filed pursuant to this <u>Section 2.01</u>, as soon as practicable after receipt thereof by the Transferor. The foregoing transfer, assignment, set-over and conveyance shall be made to the Trustee, on behalf of the Trust, and each reference in this Agreement to such transfer, assignment, set-over and conveyance shall be construed accordingly.

In connection with such transfer, the Transferor agrees, at its own expense, (i) on or prior to (A) the Amendment Closing Date, in the case of the Initial Accounts, and (B) the applicable Addition Date, in the case of the Additional Accounts, to indicate in its books and records (including the appropriate computer files) that Receivables created in connection with the Accounts (other than Removed Accounts) and the related Trust Assets have been transferred to the Trustee pursuant to this Agreement for the benefit of the Certificateholders, and (ii) on or prior to each such date referred to in clause (i), to deliver to the Trustee an Account Schedule. Each Account Schedule, as supplemented from time to time, shall be marked as **Schedule 1** to this Agreement, delivered to the Trustee as confidential and proprietary, and is hereby incorporated into and made a part of this Agreement. Once the books and records (including the appropriate computed files) referenced in clause (i) of this paragraph have been indicated with respect to any Account, the Transferor further agrees not to alter such indication during the term of this Agreement unless and until such Account becomes a Removed Account or a Defaulted Account. The Transferor further agrees to deliver to the Trustee on a bi-monthly basis, and as promptly as possible after the Trustee may at any time request, an updated Account Schedule, which shall be true and complete and, if so requested by the Trustee, which shall be delivered to the Trustee as promptly as possible after the Trustee may at any time request tracing information with respect to Transferred Accounts.

The Accounts shall be identified in the Pool Index File with the designation "1994-MT", and the Transferor shall not instruct or authorize the applicable Account Owner to alter such file designation with respect to any Account during the term of this Agreement unless and until an Account becomes a Removed Account or a Defaulted Account.

The parties hereto intend that each transfer of Receivables and other property pursuant to this Agreement or any Assignment constitute a sale, and not a secured borrowing, for accounting purposes. If, and to the extent that, notwithstanding such intent, the transfer pursuant to this Section 2.01 is not deemed to be a sale, the Transferor shall be deemed hereunder to have granted and does hereby grant to the Trustee a first priority perfected security interest in all of the Transferor's right, title and interest in, to and under the Receivables existing at the close of business on the Amendment Closing Date, in the case of Receivables arising in the Initial Accounts (including all related Transferred Accounts), and at the close of business on the day preceding the related Addition Date, in the case of Receivables arising in the Additional Accounts (including all related Transferred Accounts), and in each case thereafter created from time to time in such Accounts until the termination of the Trust, all moneys due or to become due with respect to such Receivables (including all Finance Charge Receivables), all proceeds of such Receivables and all Insurance Proceeds and Recoveries relating to such Receivables and all proceeds thereof and all of the Transferor's rights, remedies, powers, privileges and claims under or with respect to the Receivables Purchase Agreement (whether arising pursuant to the terms of the Receivables Purchase Agreement or otherwise available to the Transferor at law or in equity), including without limitation, the rights of the Transferor to enforce the Receivables Purchase Agreement and to give or withhold any and all consents, requests, notices, directions, approvals, extensions or waivers under or with respect to the Receivables Purchase Agreement to the same extent as the Transferor could but for the assignment thereof to the Trustee, and this Agreement shall constitute a security agreement under applicable law.

Pursuant to the request of the Transferor, the Trustee shall cause Certificates in authorized denominations evidencing interests in the Trust to be duly authenticated and delivered to or upon the order of the Transferor pursuant to Section 6.02.

By executing this Agreement and the Receivables Purchase Agreement, the parties hereto and thereto do not intend to (i) cancel, release or in any way impair the conveyance made by FIA in its capacity as "Seller" under the Amended and Restated Pooling and Servicing Agreement or (ii) impair or negate the legal effect of the Second Amended and Restated Pooling and Servicing Agreement or the Third Amended and Restated Pooling and Servicing Agreement prior to the execution of this Agreement. Without limiting the foregoing, the parties hereto acknowledge and agree as follows:

(a)   The Trust created by and maintained under the Pooling and Servicing Agreement, and continuing to exist and be maintained under the Amended and Restated Pooling and Servicing Agreement, and continuing to exist and be maintained under the Second Amended and Restated Pooling and Servicing Agreement, and continuing to exist and be maintained under the Third Amended and Restated Pooling and Servicing Agreement shall continue to exist and be maintained under this Agreement.

(b)   All series of investor certificates issued under the Third Amended and Restated Pooling and Servicing Agreement, to the extent such Series remain outstanding on the date hereof, shall constitute Series issued and outstanding under this Agreement, and any supplement executed in connection with such series shall constitute a Supplement executed hereunder.

(c)   All references to the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, or the Third Amended and Restated Pooling and Servicing Agreement in any other instruments or documents shall be deemed to constitute references to this Agreement. All references in such instruments or documents to FIA in its capacity as "Seller" of receivables and related assets (i) under the Pooling and Servicing Agreement as successor to MBNA America Bank, National Association and (ii) under the Amended and Restated Pooling and Servicing Agreement shall be deemed to include reference to Funding in its capacity as "Transferor" of receivables and related assets hereunder.

(d)   Subject to clause (f) below, Funding hereby continues to agree to perform all obligations of FIA, in its capacity as "Seller" (but not as "Servicer"), under or in connection with the Amended and Restated Pooling and Servicing Agreement and any supplements to the Amended and Restated Pooling and Servicing Agreement.

(e)   To the extent this Agreement requires that certain actions are to be taken as of a date prior to the date of this Agreement, the applicable parties' taking of such action under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement and/or the Third Amended and Restated Pooling and Servicing Agreement shall constitute satisfaction of such requirement.

(f)   All representations, warranties and covenants of FIA (in its capacity as "Seller" (but not as "Servicer")) made in the Amended and Restated Pooling and Servicing Agreement and any Assignment of Additional Accounts with respect to Receivables transferred to the Trust prior to the Amendment Closing Date, shall remain in full force and effect.

The Trust created by and maintained under the Pooling and Servicing Agreement, and continuing to exist and be maintained under the Amended and Restated Pooling and Servicing Agreement, and continuing to exist and be maintained under the Second Amended and Restated Pooling and Servicing Agreement, the Third Amended and Restated Pooling and Servicing Agreement and this Agreement is named "BA Master Credit Card Trust II" and is separate and distinct from the Transferor, the Servicer, and each Certificateholder. The BA Master Credit Card Trust II was formerly known as the MBNA Master Credit Card Trust II. It is the intention of the parties hereto that the Trust constitute a common law trust (as opposed to a trust created under Chapter 38 of Title 12 of the Delaware Code) under the laws of the State of Delaware and that this Agreement constitute the governing instrument of such Trust. The Trust, and the Trustee on its behalf, shall engage only in Permitted Activities.

Section 2.02.   Acceptance by Trustee.

(a)   The Trustee hereby acknowledges its acceptance, on behalf of the Trust, of all right, title and interest to the property now existing and hereafter created, conveyed to the Trustee pursuant to Section 2.01, and declares that it shall maintain such right, title and interest, upon the Trust herein set forth, for the benefit of all Certificateholders. The Trustee further acknowledges that, on or prior to the Amendment Closing Date, the Transferor delivered to the Trustee the Account Schedule relating to the Initial Accounts.

(b)   The Trustee hereby agrees not to disclose to any Person any of the account numbers or other information contained in the Account Schedules delivered to the Trustee by the Transferor pursuant to Sections 2.01, 2.06 and 2.07 ("Account Information") except as is required in connection with the performance of its duties hereunder or in enforcing the rights of the Certificateholders or to a Successor Servicer appointed pursuant to Section 10.02, as mandated pursuant to any Requirements of Law applicable to the Trustee or as requested by any Person in connection with financing statements filed pursuant to this Agreement, the Third Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Pooling and Servicing Agreement or the Receivables Purchase Agreement. The Trustee agrees to take such measures as shall be reasonably requested by the Account Owner or the Transferor to protect and maintain the security and confidentiality of such information, and, in connection therewith, shall allow the Account Owner or the Transferor to inspect the Trustee's security and confidentiality arrangements from time to time during normal business hours. In the event that the Trustee is required by law to disclose any Account Information, the Trustee shall provide the Account Owner or the Transferor with prompt written notice, unless such notice is prohibited by law, of any such request or requirement so that the Account Owner and the Transferor may request a protective order or other appropriate remedy. The Trustee shall make best efforts to provide the Account Owner and the Transferor with written notice no later than five days prior to any disclosure pursuant to this subsection 2.02(b).

(c)   The Trustee shall have no power to create, assume or incur indebtedness or other liabilities in the name of the Trust other than as contemplated in this Agreement.

Section 2.03.   Representations and Warranties of the Transferor.   The Transferor hereby represents and warrants to the Trust as of the date hereof:

(a)   The Transferor is a limited liability company duly formed and validly existing in good standing under the laws of the State of Delaware. The Transferor has full power and authority, in all material respects, to own its properties as currently owned, to conduct its business as currently conducted, and to execute, deliver, and perform its obligations under this Agreement.

(b)   In all material respects, in each jurisdiction in which the conduct of its business requires, the Transferor is duly qualified to do business, is in good standing, and has all necessary licenses and approvals.

(c)   The Transferor has duly authorized, by all necessary limited liability company action, its execution and delivery of this Agreement and its consummation of the transactions contemplated by this Agreement.

(d)   The Transferor's execution and delivery of this Agreement, its performance of the transactions contemplated by this Agreement, and its fulfillment of the terms of this Agreement do not conflict with, breach any material term of, or cause a material default under (with or without notice or lapse of time or both) any indenture, contract, agreement, mortgage, deed of trust, or other instrument to which the Transferor is a party or by which the Transferor or any of its properties are bound.

(e)   The Transferor's execution and delivery of this Agreement, its performance of the transactions contemplated by this Agreement, and its fulfillment of the terms of this Agreement do not conflict with or violate any Requirements of Law applicable to the Transferor.

(f)   No proceeding or investigation against the Transferor is pending or, to the best of the Transferor's knowledge, threatened before any Governmental Authority that (A) asserts that this Agreement is invalid, (B) seeks to prevent the consummation of any transaction contemplated by this Agreement, (C) seeks any determination or ruling that, in the Transferor's reasonable judgment, would materially and adversely affect the Transferor's performance under this Agreement, or (D) seeks any determination or ruling that would materially and adversely affect the validity or enforceability of this Agreement.

(g)   As of the Amendment Date, no selection procedures adverse to the Investor Certificateholders have been employed by the Transferor in selecting the Accounts.

(h)   The Transferor has obtained all approvals, authorizations, licenses, consents, and orders required of any Person in connection with the Transferor's execution and delivery of this Agreement, its performance of the transactions contemplated by this Agreement, and its fulfillment of the terms of this Agreement.

The representations and warranties set forth in this Section 2.03 shall survive the transfer and assignment of the Receivables to the Trustee. The Transferor hereby represents and warrants to the Trustee, with respect to any Series of Certificates, as of its Closing Date, unless otherwise stated in such Supplement, that the representations and warranties of the Transferor set forth in Section 2.03 are true and correct as of such date. Upon discovery by the Transferor, the Servicer or the Trustee of a breach of any of the foregoing representations and warranties, the party discovering such breach shall give prompt written notice to the others.

Section 2.04.   Representations and Warranties of the Transferor Relating to the Agreement and the Receivables.

(a)   Binding Obligation; Valid Transfer and Assignment. The Transferor hereby represents and warrants to the Trustee as of the date hereof and each subsequent Closing Date, and with respect to any Additional Accounts, on each related Addition Date occurring after the date hereof that:

(i)   The Receivables Purchase Agreement, this Agreement, and each Supplement each constitutes a legal, valid and binding obligation of the Transferor, enforceable against the Transferor in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws or general principles of equity.

(ii)   This Agreement constitutes either (A) a valid sale to the Trustee of the Receivables or (B) a grant of a security interest in favor of the Trustee in the Receivables, and that sale or security interest is perfected under the Delaware UCC.

(b)   Eligibility of Receivables. The Transferor hereby represents and warrants to the Trustee as of the Amendment Closing Date, in the case of any Initial Account and the related Receivables, and as of each Addition Date, in the case of any related Additional Account and the related Receivables, as the case may be, that:

(i)   As of the related Addition Date, in the case of any Additional Account, each Receivable existing in that Account is an Eligible Receivable.

(ii)   Each related Receivable existing on the Amendment Closing Date, in the case of any Initial Account, or as of the related Addition Date, in the case of any Additional Account, is conveyed to the Trustee free and clear of any Lien arising through or under the Transferor or any of its Affiliates (except for any Lien for municipal or other local taxes if those taxes are currently not due or if the Account Owner, BACCS, or the Transferor is currently in good faith contesting those taxes in appropriate proceedings and has set aside adequate reserves for those contested taxes) in compliance in all material respects with all Requirements of Law applicable to the Transferor.

(iii) All consents, licenses, approvals, or authorizations of, or registrations or declarations with, any Governmental Authority that are required in connection with the conveyance of each related Receivable to the Trustee have been obtained or made by the Transferor and are fully effective.

(iv) On any date after the Amendment Closing Date, in the case of any Initial Account, or after the related Addition Date, in the case of any Additional Account, on which any new Receivable is created, that each such Receivables is an Eligible Receivable. Each related Receivable arising after the Amendment Closing Date, in the case of any Initial Account, or after the related Addition Date, in the case of any Additional Account, is conveyed by the Transferor to the Trustee free and clear of any Lien arising through or under the Transferor or any of its Affiliates (except for any Lien for municipal or other local taxes if those taxes are currently not due or if the Account Owner, BACCS, or the Transferor is currently in good faith contesting those taxes in appropriate proceedings and has set aside adequate reserves for those contested taxes) in compliance in all material respects with all Requirements of Law applicable to the Transferor.

(v) As of the Amendment Closing Date and as of each Addition Date, the Account Schedule identifies all of the existing Accounts.

(c) <u>Notice of Breach</u>. The representations and warranties set forth in this <u>Section 2.04</u> shall survive the transfer and assignment of the Receivables to the Trustee. Upon discovery by the Transferor, the Servicer or the Trustee of a breach of any of the representations and warranties set forth in this <u>Section 2.04</u>, the party discovering such breach shall give prompt written notice to the other parties mentioned above. The Transferor agrees to cooperate with the Servicer and the Trustee in attempting to cure any such breach.

(d) <u>Transfer of Ineligible Receivables</u>.

(i) <u>Automatic Removal</u>. In the event of a breach with respect to a Receivable of any representations and warranties set forth in <u>subsection 2.04(b)(ii)</u>, or in the event that a Receivable is not an Eligible Receivable as a result of the failure to satisfy the conditions set forth in clause (d) of the definition of Eligible Receivable, and any of the following three conditions is met: (A) as a result of such breach or event such Receivable is charged off as uncollectible or the Trustee's rights in, to or under such Receivable or its proceeds are impaired or the proceeds of such Receivable are not available for any reason to the Trustee free and clear of any Lien; (B) the Lien upon the subject Receivable (1) arises in favor of the United States of America or any State or any agency or instrumentality thereof and involves taxes or liens arising under Title IV of ERISA or (2) has been consented to by the Account Owner, BACCS, or the Transferor; or (C) the unsecured short-term debt rating of the Transferor is not at least P-1 by Moody's and F1 by Fitch and the Lien upon the subject Receivable ranks prior to the Lien created pursuant to this Agreement; then, upon the earlier to occur of the discovery of such breach or event by the Transferor or receipt by the Transferor of written notice of such breach or event given by the Trustee or the Servicer, each such Receivable shall be automatically removed from the Trust on the terms and conditions set forth in subsection 2.04(d)(iii).

(ii)   Removal After Cure Period. In the event of a breach of any of the representations and warranties set forth in subsection 2.04(b) other than a breach or event as set forth in clause (d)(i) above, and as a result of such breach the related Account becomes a Defaulted Account or the Trustee's rights in, to or under the Receivable or its proceeds are impaired or the proceeds of such Receivable are not available for any reason to the Trustee free and clear of any Lien, then, upon the expiration of 60 days (or such longer period as may be agreed to by the Trustee in its sole discretion, but in no event later than 120 days) from the earlier to occur of the discovery of any such event by the Transferor, or receipt by the Transferor of written notice of any such event given by the Trustee or the Servicer, each such Receivable shall be removed from the Trust on the terms and conditions set forth in subsection 2.04(d)(iii); provided, however, that no such removal shall be required to be made if, on any day within such applicable period, such representations and warranties with respect to such Receivable shall then be true and correct in all material respects as if such Receivable had been created on such day.

(iii)   Procedures for Removal. When the provisions of subsection 2.04(d)(i) or (ii) above require removal of a Receivable, the Transferor shall accept reassignment of such Receivable (an "Ineligible Receivable") by directing the Servicer to deduct the principal balance of each such Ineligible Receivable from the Principal Receivables in the Trust and to decrease the Transferor Interest by such amount. On and after the date of such removal, each Ineligible Receivable shall be deducted from the aggregate amount of Principal Receivables used in the calculation of any Investor Percentage, the Transferor Percentage or the Transferor Interest. In the event that the exclusion of an Ineligible Receivable from the calculation of the Transferor Interest would cause the Transferor Interest to be reduced below zero or would otherwise not be permitted by law, the Transferor shall concurrently make a deposit in the Collection Account (for allocation as a Principal Receivable) in immediately available funds prior to the Transfer Date related to such Monthly Period in which such event occurred in an amount equal to the amount by which the Transferor Interest would be reduced below zero. The portion of such deposit allocated to the Investor Certificates of each Series shall be distributed to the Investor Certificateholders of each Series in the manner specified in Article IV, if applicable, on the Distribution Date immediately following such Transfer Date. Upon the reassignment to the Transferor of an Ineligible Receivable, the Trustee shall automatically and without further action be deemed to transfer, assign, set-over and otherwise convey to the Transferor, without recourse, representation or warranty, all the right, title and interest of the Trustee in and to such Ineligible Receivable, all monies due or to become due with respect to such Ineligible Receivable and all proceeds of such Ineligible Receivable and all Interchange, Insurance Proceeds and Recoveries relating to such Ineligible Receivable. Such reassigned Ineligible Receivable shall be treated by the Trust as collected in full as of the date on which it was transferred. The Trustee shall execute such documents and instruments of transfer or assignment and take other actions as shall reasonably be requested by the Transferor to evidence the conveyance of such Ineligible Receivable pursuant to this subsection 2.04(d)(iii). The obligation of the

Transferor set forth in this subsection 2.04(d)(iii) and the automatic removal of such Receivable from the Trust shall constitute the sole remedy respecting any breach of the representations and warranties set forth in the above-referenced subsections with respect to such Receivable available to Certificateholders or the Trustee on behalf of Certificateholders.

(e)   Reassignment of Trust Portfolio. In the event of a breach of any of the representations and warranties set forth in subsection 2.04(a), either the Trustee or the Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Aggregate Investor Interest, by notice then given in writing to the Transferor (and to the Trustee and the Servicer, if given by the Investor Certificateholders), may direct the Transferor to accept reassignment of an amount of Principal Receivables (as specified below) within 60 days of such notice (or within such longer period as may be specified in such notice), and the Transferor shall be obligated to accept reassignment of such Principal Receivables on a Distribution Date specified by the Transferor (such Distribution Date, the "Reassignment Date") occurring within such applicable period on the terms and conditions set forth below; provided, however, that no such reassignment shall be required to be made if, at any time during such applicable period, the representations and warranties contained in subsection 2.04(a) shall then be true and correct in all material respects. The Transferor shall deposit on the Transfer Date (in New York Clearing House, next day funds) preceding the Reassignment Date an amount equal to the reassignment deposit amount for such Receivables in the Distribution Account or Series Account, as provided in the related Supplement, for distribution to the Investor Certificateholders pursuant to Article XII. The reassignment deposit amount with respect to each Series for such reassignment, unless otherwise stated in the related Supplement, shall be equal to (i) the Investor Interest of such Series at the end of the day on the last day of the Monthly Period preceding the Reassignment Date, less the amount, if any, previously allocated for payment of principal to such Certificateholders on the related Distribution Date in the Monthly Period in which the Reassignment Date occurs, plus (ii) an amount equal to all interest accrued but unpaid on the Investor Certificates of such Series at the applicable Certificate Rate through such last day, less the amount, if any, previously allocated for payment of interest to the Certificateholders of such Series on the related Distribution Date in the Monthly Period in which the Reassignment Date occurs. Payment of the reassignment deposit amount with respect to each Series, and all other amounts in the Distribution Account or the applicable Series Account in respect of the preceding Monthly Period, shall be considered a prepayment in full of the Receivables represented by the Investor Certificates. On the Distribution Date following the Transfer Date on which such amount has been deposited in full into the Distribution Account or the applicable Series Account, the Receivables and all monies due or to become due with respect to such Receivables and all proceeds of the Receivables and all Interchange, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof shall be released to the Transferor after payment of all amounts otherwise due hereunder on or prior to such dates and the Trustee shall execute and deliver such instruments of transfer or assignment, in each case without recourse, representation or warranty, as shall be prepared by and as are reasonably requested by the Transferor to vest in the Transferor, or its designee or assignee, all right, title and interest of the Trustee in and to the Receivables, all monies due or to become due with respect to such Receivables and all proceeds of the Receivables and all Interchange, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof. If the Trustee or the Investor Certificateholders give notice directing the Transferor to accept reassignment as provided above, the obligation of the Transferor to accept reassignment of the Receivables and pay the reassignment deposit amount pursuant to this subsection 2.04(e) shall constitute the sole remedy respecting a breach of the representations and warranties contained in subsection 2.04(a) available to the Investor Certificateholders or the Trustee on behalf of the Investor Certificateholders.

Section 2.05.   Covenants of the Transferor. The Transferor hereby covenants that:

(a)   Receivables to be Accounts. Except in enforcing or collecting an Account, the Transferor will take no action to cause any Receivable to be evidenced by any instrument (as defined in the Delaware UCC). Except in enforcing or collecting an Account, the Transferor will take no action to cause any Receivable to be payable pursuant to a contract which creates a Lien on any goods purchased thereunder. The Transferor will take no action to cause any Receivable to be anything other than an account (as defined in the Delaware UCC).

(b)   Security Interests. Except for the conveyances specified hereunder, the Transferor will not (i) sell, pledge, assign or transfer to any other Person, (ii) take any other action that is inconsistent with the ownership of each Receivable by the Trustee, or (iii) grant, create, incur, assume or suffer to exist any Lien on any Receivable, whether now existing or hereafter created, or any interest therein; the Transferor will immediately notify the Trustee of the existence of any Lien on any Receivable; and the Transferor shall defend the right, title and interest of the Trustee in, to and under the Receivables, whether now existing or hereafter created, against all claims of third parties claiming through or under the Transferor; provided, however, that nothing in this subsection 2.05(b) shall prevent or be deemed to prohibit the Transferor from suffering to exist upon any of the Receivables any Liens for municipal or other local taxes if such taxes shall not at the time be due and payable or if the Account Owner, BACCS, or the Transferor shall currently be contesting the validity thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves with respect thereto.

(c)   Enforcement of the Receivables Purchase Agreement. The Transferor agrees to take all actions necessary and appropriate to enforce its rights and claims under the Receivables Purchase Agreement.

(d)   Account Allocations.

(i)   In the event that the Transferor is unable for any reason to transfer Receivables to the Trustee in accordance with the provisions of this Agreement (including, without limitation, by reason of the application of the provisions of Section 9.02 or an order by any federal governmental agency having regulatory authority over the Transferor or any court of competent jurisdiction that the Transferor not transfer any additional Principal Receivables to the Trustee) then, in any such event, (A) the Transferor agrees to allocate and pay to the Trustee, after the date of such inability, all Collections with respect to Principal Receivables, and all amounts which would have constituted Collections with respect to Principal Receivables but for the Transferor's

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inability to transfer such Receivables (up to an aggregate amount equal to the amount of Principal Receivables in the Trust on such date); (B) the Transferor agrees to have such amounts applied as Collections in accordance with Article IV; and (C) for only so long as all Collections and all amounts which would have constituted Collections are allocated and applied in accordance with clauses (A) and (B) above, Principal Receivables (and all amounts which would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trust) that are written off as uncollectible in accordance with this Agreement shall continue to be allocated in accordance with Article IV, and all amounts that would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trust shall be deemed to be Principal Receivables for the purpose of calculating (i) the applicable Investor Percentage with respect to any Series and (ii) the Aggregate Investor Percentage thereunder. If the Transferor is unable pursuant to any Requirements of Law to allocate Collections as described above, the Transferor agrees that it shall in any such event allocate, after the occurrence of such event, payments on each Account with respect to the principal balance of such Account proportionately based on the total amount of Principal Receivables of such Obligor retained in the Trust and the total amount owing by such Obligor on such Account after such event, and the portion allocable to any Principal Receivables retained in the Trust shall be applied as Collections in accordance with Article IV. The parties hereto agree that Finance Charge Receivables, whenever created, accrued in respect of Principal Receivables that have been conveyed to the Trustee shall continue to be a part of the Trust notwithstanding any cessation of the transfer of additional Principal Receivables to the Trustee and Collections with respect thereto shall continue to be allocated and paid in accordance with Article IV.

(ii)   In the event that, pursuant to subsection 2.04(d), the Transferor accepts reassignment of an Ineligible Receivable as a result of a breach of the representations and warranties in subsection 2.04(b) relating to such Receivable, then, in any such event, the Transferor agrees to account for payments received with respect to such Ineligible Receivable separately from its accounting for Collections on Principal Receivables retained by the Trust. If payments received from or on behalf of an Obligor are not specifically applicable either to an Ineligible Receivable of such Obligor reassigned to the Transferor or to the Receivables of such Obligor retained in the Trust, then the Transferor agrees to allocate such payments proportionately based on the total amount of Principal Receivables of such Obligor's Account retained in the Trust and the total amount in that Account then owned by the Transferor, and the portion allocable to any Principal Receivables retained in the Trust shall be treated as Collections and deposited in accordance with the provisions of Article IV.

(e)   Delivery of Collections. The Transferor agrees to pay to the Servicer (or, if directed by the Trustee, to the Trustee) all payments received by the Transferor in respect of the Receivables as soon as practicable after receipt thereof by the Transferor. The Transferor will enforce a substantially similar covenant of BACCS under the Receivables Purchase Agreement that relates to Receivables sold by BACCS to the Transferor.

(f)   The Transferor will enforce BACCS's covenants under the Receivables Purchase Agreement to enforce the applicable Account Owner's covenants not to transfer any Account except in a permitted merger, consolidation, or sale.

(g)   The Transferor will enforce BACCS's covenant under the Receivables Purchase Agreement to transfer to the Transferor all Interchange allocable to the Receivables.

(h)   The Transferor will enforce BACCS's covenants under the Receivables Purchase Agreement to enforce the applicable Account Owner's covenants not to change any Credit Card Agreement or the Credit Card Guidelines except as permitted under the Receivables Purchase Agreement.

(i)   <u>Separate Company Existence</u>. The Transferor shall:

(i)   Maintain in full effect its existence, rights and franchises as a limited liability company under the laws of the state of its formation and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement and the Receivables Purchase Agreement and each other instrument or agreement necessary or appropriate to proper administration hereof and to permit and effectuate the transactions contemplated hereby.

(ii)   Maintain its own deposit, securities and other account or accounts, separate from those of any Affiliate of the Transferor, with financial institutions. The funds of the Transferor will not be diverted to any other Person or for other than the company use of the Transferor, and, except as may be expressly permitted by this Agreement or the Receivables Purchase Agreement, the funds of the Transferor shall not be commingled with those of any other Person.

(iii)   Ensure that, to the extent that it shares the same officers or other employees as any of its members or Affiliates, the salaries of and the expenses related to providing benefits to such officers and other employees shall be fairly allocated among such entities, and each such entity shall bear its fair share of the salary and benefit costs associated with all such common officers and employees.

(iv)   Ensure that, to the extent that it jointly contracts with any of its members or other Affiliates to do business with vendors or service providers or to share overhead expenses, the costs incurred in so doing shall be allocated fairly among such entities, and each such entity shall bear its fair share of such costs. To the extent that the Transferor contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any other Person, the costs incurred in so doing shall be fairly allocated to or among such entities for whose benefit the goods and services are provided, and each such entity shall bear its fair share of such costs.

(v)   Ensure that all material transactions between the Transferor and any of its Affiliates shall be only on an arm's-length basis and shall not be on terms more favorable to either party than the terms that would be found in a similar transaction involving unrelated third parties.

(vi)   Maintain a principal executive and administrative office through which its business is conducted and a telephone number separate from those of its members and other Affiliates. To the extent that the Transferor and any of its members or other Affiliates have offices in contiguous space, there shall be fair and appropriate allocation of overhead costs (including rent) among them, and each such entity shall bear its fair share of such expenses.

(vii)   Conduct its affairs strictly in accordance with its certificate of formation and its limited liability company agreement and observe all necessary, appropriate and customary company formalities, including, but not limited to, holding all regular and special members' and directors' meetings appropriate to authorize all action, keeping separate and accurate minutes of such meetings, passing all resolutions or consents necessary to authorize actions taken or to be taken, and maintaining accurate and separate books, records and accounts, including, but not limited to, intercompany transaction accounts. Regular members' and directors' meetings shall be held at least annually.

(viii)   Ensure that its board of directors shall at all times include at least one Independent Director (for purposes hereof, "Independent Director" shall mean any member of the board of directors of the Transferor that is not and has not at any time been (x) an officer, agent, advisor, consultant, attorney, accountant, employee, member or shareholder of any Affiliate of the Transferor which is not a special purpose entity, (y) a director of any Affiliate of the Transferor other than an independent director of any Affiliate which is a special purpose entity or (z) a member of the immediate family of any of the foregoing).

(ix)   Ensure that decisions with respect to its business and daily operations shall be independently made by the Transferor (although the officer making any particular decision may also be an officer or director of an Affiliate of the Transferor) and shall not be dictated by an Affiliate of the Transferor.

(x)   Act solely in its own company name and through its own authorized officers and agents, and no Affiliate of the Transferor shall be appointed to act as agent of the Transferor. The Transferor shall at all times use its own stationery and business forms and describe itself as a separate legal entity.

(xi)   Other than as provided in the Revolving Credit Agreement, ensure that no Affiliate of the Transferor shall advance funds or loan money to the Transferor, and no Affiliate of the Transferor will otherwise guaranty debts of the Transferor.

(xii)   Other than organizational expenses and as expressly provided herein, pay all expenses, indebtedness and other obligations incurred by it using its own funds.

(xiii)   Not enter into any guaranty, or otherwise become liable, with respect to or hold its assets or creditworthiness out as being available for the payment of, any obligation of any Affiliate of the Transferor nor shall the Transferor make any loans to any Person.

(xiv)   Ensure that all financial statements of the Transferor, whether or not consolidated, and all financial statements of the Transferor's Affiliates that include the Transferor (i) disclose the effects of all this Agreement, the Receivables Purchase Agreement, and related transaction documents to which Funding is a party in accordance with generally accepted accounting principles and (ii) to the extent required by generally accepted accounting principles or otherwise material, make clear that the Transferor is separate from BACCS and any person or entity that is an affiliate or insider of BACCS or that controls BACCS, is controlled by BACCS, or is under common control with BACCS, and that the Receivables and the assets of Funding are not assets of BACCS or any person or entity that is an affiliate or insider of BACCS or that controls BACCS, is controlled by BACCS, or is under common control with BACCS.

(xv)   Ensure that at all times it is adequately capitalized to engage in the transactions contemplated in certificate of formation and its limited liability company agreement.

Section 2.06.   Addition of Accounts.

(a)   (i) If, (A) during any period of thirty consecutive days, the Transferor Interest averaged over that period is less than the Minimum Transferor Interest for that period the Transferor shall designate additional eligible MasterCard®, VISA® or American Express® accounts from the Bank Portfolio ("Additional Accounts") to be included as Accounts in a sufficient amount such that the average of the Transferor Interest as a percentage of the Average Principal Receivables for such 30-day period, computed by assuming that the amount of the Principal Receivables of such Additional Accounts shall be deemed to be outstanding in the Trust during each day of such 30-day period, is at least equal to the Minimum Transferor Interest, or (B) on any Record Date the aggregate amount of Principal Receivables is less than the Minimum Aggregate Principal Receivables (as adjusted for any Series having a Companion Series as described in the Supplement for such Series), the Transferor shall designate Additional Accounts to be included as Accounts in a sufficient amount such that the aggregate amount of Principal Receivables will be equal to or greater than the Minimum Aggregate Principal Receivables. Receivables from such Additional Accounts shall be transferred to the Trustee on or before the tenth Business Day following such thirty-day period or Record Date, as the case may be.

(ii)   In lieu of, or in addition to, designating Additional Accounts pursuant to clause (i) above, the Transferor may, subject to any applicable conditions specified in paragraph (c) below, convey to the Trustee participations representing undivided interests in a pool of assets primarily consisting of receivables arising under revolving credit card accounts owned by the applicable Account Owner or any Affiliate of such Account Owner and collections thereon ("Participations"). The addition of Participations in the

Trust pursuant to this paragraph (a) or paragraph (b) below shall be effected by an amendment hereto, dated as of the applicable Addition Date, pursuant to subsection 13.01(a).

(b)   In addition to its obligation under subsection 2.06(a), the Transferor may, but shall not be obligated to, designate from time to time Additional Accounts to be included as Accounts or Participations to be included as property of the Trust, in either case as of the applicable Addition Date.

(c)   The Transferor agrees that any such transfer of Receivables from Additional Accounts, under subsection 2.06(a) or (b) shall satisfy the following conditions (to the extent provided below):

(i)   on or before the fifth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(a) and on or before the tenth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(b) (the "Notice Date"), the Transferor shall give the Trustee, each Rating Agency and the Servicer written notice that such Additional Accounts or Participations will be included, which notice shall specify the approximate aggregate amount of the Receivables to be transferred;

(ii)   on or before the Addition Date, the Transferor shall have delivered to the Trustee a written assignment (including an acceptance by the Trustee on behalf of the Trust for the benefit of the Investor Certificateholders) in substantially the form of Exhibit B (the "Assignment") and the Transferor shall have indicated in its computer files that the Receivables created in connection with the Additional Accounts have been transferred to the Trust and, within five Business Days thereafter, or as otherwise agreed upon among the Servicer, the Transferor and the Trustee, the Transferor shall have delivered to the Trustee the updated Account Schedule, which Account Schedule is true and complete as of the related Addition Date and which shall be as of the date of such Assignment incorporated into and made a part of such Assignment and this Agreement;

(iii)   the Transferor shall represent and warrant that (x) with respect to Additional Accounts, each Additional Account is, as of the Addition Date, an Eligible Account, and each existing Receivable in such Additional Account is, as of the Addition Date, an Eligible Receivable, (y) it has not used any selection procedures believed by the Transferor to be materially adverse to the interests of the Investor Certificateholders in selecting the related Additional Accounts, and (z) as of the Addition Date, the Transferor is not insolvent;

(iv)   the Transferor shall represent and warrant that, as of the Addition Date, the Assignment constitutes either (x) a valid sale to the Trustee of the Receivables in the Additional Accounts, or (y) a grant of a security interest in favor of the Trustee in the Receivables in the Additional Accounts, and that sale or security interest is perfected under the Delaware UCC;

(v)   the Transferor shall deliver an Officer's Certificate substantially in the form of Schedule 2 to Exhibit B to the Trustee confirming the items set forth in paragraphs (ii), (iii) and (iv) above;

(vi)   the Transferor shall deliver an Opinion of Counsel with respect to the Receivables in the Additional Accounts to the Trustee (with a copy to Moody's, Standard & Poor's and Fitch) substantially in the form of Exhibit E;

(vii)   (A) with respect to accounts in excess of the Maximum Addition Amount and with respect to Participations, the Transferor shall have received notice from Standard & Poor's, Moody's and Fitch that the inclusion of such accounts as Additional Accounts pursuant to subsections 2.06(a) and 2.06(b) or the inclusion of such Participations to be included as property of the Trust pursuant to subsections 2.06(a) and 2.06(b), as the case may be, will not result in the reduction or withdrawal of its then existing rating of any Series of Investor Certificates then issued and outstanding; and (B) with respect to accounts not in excess of the Maximum Addition Amount added during the last quarterly period (such quarterly period beginning on and including the fifteenth day of January, April, July, and October and ending on and excluding the fifteenth day of April, July, October, and January, respectively), if applicable, the Transferor shall have received, to the extent not previously received, not later than twenty days after the relevant quarterly period, notice from Standard & Poor's, Moody's and Fitch that the inclusion of such accounts as Additional Accounts pursuant to subsections 2.06(a) and 2.06(b) will not result in the reduction or withdrawal of its then existing rating of any Series of Investor Certificates then issued and outstanding; and

(viii)   the Transferor shall provide each Rating Agency 30 days' prior notice of the inclusion of any business cards as Additional Accounts pursuant to subsection 2.06(b).

Section 2.07.   Removal of Accounts.

(a)   Subject to the conditions set forth below, the Transferor may, but shall not be obligated to, designate Receivables from Accounts for deletion and removal ("Removed Accounts") from the Trust; provided, however, that with respect to Removed Accounts, other than those Removed Accounts designated pursuant to subsection 2.07(c)(ii), the Transferor shall not make more than one such designation in any Monthly Period. On or before the fifth Business Day (the "Removal Notice Date") prior to the date on which the Receivables in the designated Removed Accounts will be reassigned by the Trustee to the Transferor, the Transferor shall give the Trustee and the Servicer written notice that the Receivables from such Removed Accounts are to be reassigned to the Transferor.

(b)   The Transferor shall be permitted to designate and require reassignment to it of the Receivables from Removed Accounts only upon satisfaction of the following conditions:

(i)   the removal of any Receivables of any Removed Accounts on any Removal Date shall not, in the reasonable belief of the Transferor, (a) cause a Pay Out

Event to occur; provided, however, that for the purposes of this subsection 2.07(b)(i), the Receivables of each Removed Account shall be considered to have been removed as of the Removal Date, (b) cause the Transferor Interest as a percentage of the aggregate amount of Principal Receivables to be less than the Minimum Transferor Interest on such Removal Date, (c) cause the aggregate amount of Principal Receivables to be less than the Minimum Aggregate Principal Receivables, or (d) result in the failure to make any payment specified in the related Supplement with respect to any Series;

(ii)   on or prior to the Removal Date, the Transferor shall have delivered to the Trustee for execution a written assignment in substantially the form of Exhibit G (the "Reassignment") and, within five Business Days (or as otherwise agreed upon between the Transferor and the Trustee) after the Removal Date, the Transferor shall have delivered to the Trustee the updated Account Schedule, which Account Schedule is true and complete as of the Removal Date and which as of the Removal Date shall modify and amend and be made a part of this Agreement;

(iii)   the Transferor shall represent and warrant that it has not used any selection procedures believed by the Transferor to be materially adverse to the interests of the Certificateholders in selecting the related Removed Accounts;

(iv)   [Reserved]

(v)   on or before the tenth Business Day prior to the Removal Date, each Rating Agency shall have received notice of such proposed removal of the Receivables of such Accounts and the Transferor shall have received notice prior to the Removal Date from such Rating Agency that such proposed removal will not result in a downgrade or withdrawal of its then current rating of any outstanding Series of the Investor Certificates;

(vi)   on any Removal Notice Date, the amount of the Principal Receivables of the Removed Accounts to be reassigned to the Transferor on the related Removal Date shall not equal or exceed 5% of the aggregate amount of the Principal Receivables on such Removal Date; provided, that if any Series has been paid in full, the Principal Receivables in such Removed Accounts shall not equal or exceed the sum of (A) 5% of the excess of the Principal Receivables on such Removal Date over the Initial Investor Interest of such Series that has been paid in full plus (B) the Initial Investor Interest of such Series that has been paid in full; and

(vii)   the Transferor shall have delivered to the Trustee an Officer's Certificate confirming the items set forth in clauses (i) through (vi) above. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein and shall incur no liability in so relying.

Upon satisfaction of the above conditions, the Trustee shall execute and deliver the Reassignment to the Transferor, and the Receivables from the Removed Accounts shall no longer constitute a part of the Trust.

(c)   In addition to the terms and conditions contained in subsections 2.07(a) and 2.07(b), the Transferor's right to require the reassignment to it or its designee of all the Trust's right, title and interest in, to and under the Receivables in Removed Accounts, shall be subject to the following restrictions:

(i)   Except for Removed Accounts described in subsections 2.07(c)(ii) and 2.07(d), the Accounts to be designated as Removed Accounts shall be selected at random by the Transferor; and

(ii)   The Transferor may designate Removed Accounts as provided in and subject to the terms and conditions contained in this Section 2.07 without being subject to the restrictions set forth in subsection 2.07(c)(i) if the Removed Accounts are designated in response to action taken by a third party in connection with an affinity or private-label arrangement, such action to include that third party's decision to cancel the arrangement or failure to renew the arrangement following expiration, and is not the unilateral action of the Transferor.

(d)   Notwithstanding anything else in this Section 2.07 to the contrary, the Transferor may, but shall not be obligated to, designate at any time Zero Balance Accounts, any future receivables of which will no longer be part of the Trust, and direct the Account Owner to remove the designation 1994-MT from the Pool Index File for such Accounts; provided, that in connection with such designation and removal, the Transferor shall have delivered (i) to Moody's and Fitch, prior to the date of such designation and removal (a "Zero Balance Account Removal Date"), an Officer's Certificate of the Transferor to the effect that to the best knowledge of the Transferor such designation and removal shall not cause a Pay Out Event to occur and (ii) to the Trustee, within five Business Days (or as otherwise agreed upon between the Transferor and the Trustee) after the related Zero Balance Account Removal Date, the updated Account Schedule, which Account Schedule is true and complete as of such Zero Balance Account Removal Date. The Trustee shall acknowledge receipt of such Account Schedule in writing, which as of the related Zero Balance Account Removal Date shall modify and amend and be made a part of this Agreement, and which shall reconvey to Funding, without recourse on and after the related Zero Balance Account Removal Date, all right, title and interest of the Trustee in and to the Receivables thereafter created in the related Zero Balance Accounts, all monies due or to become due with respect thereto (including all Finance Charge Receivables), all proceeds (as defined in the Delaware UCC) of such Receivables, Insurance Proceeds relating to such Receivables and the proceeds thereof.

Section 2.08. Discount Option. The Transferor may at any time, upon at least 30 days' prior written notice to the Servicer, the Trustee, each Credit Enhancement Provider and each Rating Agency, designate a percentage, which may be a fixed percentage or a variable percentage based on a formula (the "Discounted Percentage"), of the amount of Principal Receivables arising in all of the Accounts to be treated on and after such designation, or for the period specified, as Discount Option Receivables; provided, however, that no such designation shall become effective on the date specified in the written notice unless the following conditions have been satisfied:

(i)   the designation of Discount Option Receivables shall not, in the reasonable belief of the Transferor, cause a Pay Out Event to occur or cause an event which with notice or the lapse of time or both would constitute a Pay Out Event;

(ii)   on or before the date specified in the written notice, the Transferor shall have received written confirmation from each Rating Agency that such designation will not result in a downgrade or withdrawal of its then current rating of any outstanding Series of Investor Certificates;

(iii)   the Transferor shall have delivered to the Trustee an Officer's Certificate of the Transferor confirming the items set forth in clauses (i) and (ii) above. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein and shall incur no liability in so relying.

On and after the date of satisfaction of the above conditions, in processing Collections of Principal Receivables of the Accounts the Servicer shall deem the product of the Discounted Percentage and Collections of such Principal Receivables as "Discount Option Receivable Collections" and shall treat such Discount Option Receivable Collections for all purposes hereunder as Collections of Finance Charge Receivables.

Section 2.09.   Additional Representations and Warranties of the Transferor. The Transferor hereby makes the following representations and warranties. Such representations and warranties shall survive until the termination of this Agreement. Such representations and warranties speak of the date that the Collateral (as defined below) is transferred to the Trustee but shall not be waived by any of the parties to this Agreement unless each Rating Agency shall have notified the Transferor, the Servicer and the Trustee in writing that such waiver will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency.

(a)   This Agreement creates a valid and continuing security interest (as defined in the Delaware UCC) in favor of the Trustee in the Receivables described in Section 2.01 or in Section 3(a) of any Assignment (the "Collateral"), which security interest is prior to all other liens, and is enforceable as such as against creditors of and purchasers from the Transferor.

(b)   The Collateral constitutes "accounts" within the meaning of the Delaware UCC.

(c)   At the time of each transfer and assignment of Collateral to the Trustee pursuant to this Agreement or an Assignment, the Transferor owned and had good and marketable title to such Collateral free and clear of any lien, claim or encumbrance of any Person.

(d)   The Transferor has caused or will have caused, within ten days of the initial execution of this Agreement and each Assignment, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the related Collateral granted to the Trustee pursuant to this Agreement or such Assignment.

(e)   Other than the security interest granted to the Trustee pursuant to this Agreement or an Assignment, the Transferor has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed the Collateral. The Transferor has not authorized the filing of and is not aware of any financing statements against the Transferor that include a description of the Collateral other than any financing statement relating to the security interest granted to the Trust pursuant to this Agreement or an Assignment or that has been terminated. The Transferor is not aware of any judgment or tax lien filings against the Transferor.

Section 2.10.   Dispute Resolution.

(a)   If any Receivable is subject to a repurchase request pursuant to subsection 2.04(d)(i), subsection 2.04(d)(ii), or subsection 2.04(e) of this Agreement, which repurchase request is not resolved in accordance with the terms of this Agreement within 180 days after notice of such repurchase request is delivered to the Transferor, the party requesting repurchase of such Receivable (the "Requesting Party") will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration pursuant to this Section 2.10 and the Transferor is hereby deemed to consent to the selected resolution method. The Requesting Party will provide written notice of its intention to refer the matter to mediation or arbitration to the Transferor or the Servicer (each, in such capacity, a "Representing Party"), as applicable, within 30 calendar days following such 180th day. The Transferor agrees to participate in the resolution method selected by the Requesting Party.

(b)   If the Requesting Party selects mediation as the resolution method, the following provisions will apply:

(i)   The mediation will be administered by the American Arbitration Association (the "AAA") pursuant to its Commercial Arbitration Rules and Mediation Procedures in effect on the date of this Agreement (the "Rules").

(ii)   The mediator must be a Qualified Dispute Resolution Professional. Upon being supplied a list, by the AAA, of at least ten potential mediators that are each Qualified Dispute Resolution Professionals, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. The AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible.

(iii)   Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within [__] Business Days of the selection of the mediator and to conclude the mediation within [__] days of the start of the mediation.

(iv)	The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation.

(v)	A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to subsection 2.10(d) below.

(c)	If the Requesting Party selects arbitration as the resolution method, the following provisions will apply:

(i)	The arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in this Agreement, and under the auspices of the AAA and in accordance with the Rules.

(ii)	If the repurchase request specified in subsection 2.10(a) involves the repurchase of an aggregate amount of Receivables of less than $[_____], a single arbitrator will be used. That arbitrator must be a Qualified Dispute Resolution Professional. Upon being supplied a list of at least ten potential arbitrators that are each Qualified Dispute Resolutions Professionals by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within [__] days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

(iii)	If the repurchase request specified in subsection 2.10(a) involves the repurchase of an aggregate amount of Receivables equal to or in excess of $[_____], a three-arbitrator panel will be used. The arbitral panel will consist of three Qualified Dispute Resolution Professionals, (A) one to be appointed by the Requesting Party within five Business Days of providing notice to the Representing Party of its selection of arbitration, (B) one to be appointed by the Representing Party within five Business Days of the Requesting Party's appointment of an arbitrator, and (C) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five Business Days of the Representing Party's appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the relevant time periods, then the appointments will be made by the AAA pursuant to the Rules.

(iv)	Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of this Agreement. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by the AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

(v)　　　The Requesting Party and the Transferor each agree that it is their intention that after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within [__] days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with Delaware law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration:

(A)　　　Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense.

(B)　　　At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three (3) per party and shall be held within thirty (30) calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three (3) hours' duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information.

(C)　　　Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive.

(D)　　　All discovery shall be completed within sixty (60) calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

(vi)　　　The Requesting Party and the Transferor each agree that it is their intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. The Requesting Party and the Transferor each agree that it is their intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys' fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable, will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

(vii)   By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury.

(viii)   No Person may bring a putative or certified class action to arbitration.

(d)   The following provisions will apply to both mediations and arbitrations:

(i)   Any mediation or arbitration will be held in Wilmington, Delaware.

(ii)   Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law.

(iii)   The details and/or existence of any unfulfilled repurchase request specified in subsection 2.10(a) above, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information. Notwithstanding anything in this Section 2.10 to the contrary, any discovery taken in connection with any arbitration pursuant to <u>subsection 2.10(c)</u> above will be admissible in such arbitration.

[End of Article II]

ARTICLE III

ADMINISTRATION AND SERVICING
OF RECEIVABLES

Section 3.01. <u>Acceptance of Appointment and Other Matters Relating to the Servicer</u>.

(a)   BANA agrees to act as the Servicer under this Agreement. The Investor Certificateholders of each Series by their acceptance of the related Certificates consent to BANA acting as Servicer.

(b)   The Servicer shall service and administer the Receivables and shall collect payments due under the Receivables in accordance with its customary and usual servicing procedures for servicing credit card receivables comparable to the Receivables and in accordance with the Credit Card Guidelines and shall have full power and authority, acting alone or through any party properly designated by it hereunder, to do any and all things in connection with such servicing and administration which it may deem necessary or desirable. Without limiting the generality of the foregoing and subject to <u>Sections 4.02</u> and <u>10.01</u>, the Servicer is hereby authorized and empowered (i) to make withdrawals from the Collection Account as set forth in this Agreement, (ii) unless such power and authority is revoked by the Trustee on account of the occurrence of a Servicer Default pursuant to <u>Section 10.01</u>, to instruct the Trustee to make withdrawals and payments, from the Finance Charge Account, the Principal Account and any Series Account, in accordance with such instructions as set forth in this Agreement, (iii) unless such power and authority is revoked by the Trustee on account of the occurrence of a Servicer Default pursuant to <u>Section 10.01</u>, to instruct the Trustee in writing, as set forth in this Agreement, (iv) to execute and deliver, on behalf of the Trust for the benefit of the Certificateholders, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Receivables and, after the delinquency of any Receivable and to the extent permitted under and in compliance with applicable law and regulations, to commence enforcement proceedings with respect to such Receivables and (v) to make any filings, reports, notices, applications, registrations with, and to seek any consents or authorizations from the Securities and Exchange Commission and any state securities authority on behalf of the Trust as may be necessary or advisable to comply with any federal or state securities or reporting requirements. The Trustee agrees that it shall promptly follow the instructions of the Servicer to withdraw funds from the Principal Account, the Finance Charge Account or any Series Account and to take any action required under any Credit Enhancement at such time as required under this Agreement. The Trustee shall execute at the Servicer's written request such documents prepared by the Transferor and acceptable to the Trustee as may be necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder.

(c)   In the event that the Transferor is unable for any reason to transfer Receivables to the Trustee in accordance with the provisions of this Agreement (including, without limitation, by reason of the application of the provisions of Section 9.02 or the order of any federal governmental agency having regulatory authority over the Transferor or any court of competent jurisdiction that the Transferor not transfer any additional Principal Receivables to the Trustee) then, in any such event, (A) the Servicer agrees to allocate, after such date, all Collections with respect to Principal Receivables, and all amounts which would have constituted Collections with respect to Principal Receivables but for the Transferor's inability to transfer such Receivables (but only from funds otherwise due to the Transferor under this Agreement and only up to an aggregate amount equal to the aggregate amount of Principal Receivables in the Trust as of such date) in accordance with subsection 2.05(d); (B) the Servicer agrees to apply such amounts as Collections in accordance with Article IV, and (C) for only so long as all Collections and all amounts which would have constituted Collections are allocated and applied in accordance with clauses (A) and (B) above, Principal Receivables and all amounts which would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trustee that are written off as uncollectible in accordance with this Agreement shall continue to be allocated in accordance with Article IV and all amounts which would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trustee shall be deemed to be Principal Receivables for the purpose of calculating the applicable Investor Percentage thereunder. If the Servicer is unable pursuant to any Requirements of Law to allocate payments on the Accounts as described above, the Servicer agrees that it shall in any such event allocate, after the occurrence of such event, payments on each Account with respect to the principal balance of such Account first to the oldest principal balance of such Account and to have such payments applied as Collections in accordance with Article IV. The parties hereto agree that Finance Charge Receivables, whenever created, accrued in respect of Principal Receivables which have been conveyed to the Trustee shall continue to be a part of the Trust notwithstanding any cessation of the transfer of additional Principal Receivables to the Trustee and Collections with respect thereto shall continue to be allocated and paid in accordance with Article IV.

(d)   In the event that pursuant to subsection 2.04(d), the Transferor accepts reassignment of an Ineligible Receivable as a result of a breach of the representations and warranties in subsection 2.04(b) relating to such Receivable, then, in any such event, the Servicer agrees to account for payments received with respect to such Ineligible Receivable separately from its accounting for Collections on Principal Receivables retained in the Trust. If payments received from or on behalf of an Obligor are not specifically applicable either to an Ineligible Receivable of such Obligor reassigned to the Transferor or to Receivables of such Obligor retained in the Trust, then the Servicer agrees to allocate payments proportionately based on the total amount of Principal Receivables of such Obligor retained in the Trust and the total amount owing by such Obligor on any Ineligible Receivables purchased by the Transferor, and the portion allocable to any Principal Receivables retained in the Trust shall be treated as Collections and deposited in accordance with the provisions of Article IV.

(e)   The Servicer shall not be obligated to use separate servicing procedures, offices, employees or accounts for servicing the Receivables from the procedures, offices, employees and accounts used by the Servicer in connection with servicing other credit card receivables.

(f)   The Servicer shall maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables covering such actions and in such amounts as the Servicer believes to be reasonable from time to time.

Section 3.02.   Servicing Compensation. As full compensation for its servicing activities hereunder and as reimbursement for its expenses as set forth in the immediately following paragraph, the Servicer shall be entitled to receive a servicing fee (the "Servicing Fee") with respect to each Monthly Period prior to the termination of the Trust pursuant to Section 12.01, payable monthly on the related Transfer Date, in an amount equal to one-twelfth of the product of (a) the weighted average of the Series Servicing Fee Percentages with respect to each outstanding Series (based upon the Series Servicing Fee Percentage for each Series and the Adjusted Investor Interest (or such other amount as specified in the related Supplement) of such Series, in each case as of the last day of the prior Monthly Period) and (b) the average amount of Principal Receivables during the prior Monthly Period. The share of the Servicing Fee allocable to Investor Certificates (the "Investor Servicing Fee") of a particular Series with respect to any Monthly Period will each be determined in accordance with the relevant Supplement. The portion of the Servicing Fee with respect to any Monthly Period not so allocated to the Investor Certificates of a particular Series shall be paid by the Holder of the Transferor Certificate directly to the Servicer on the related Transfer Date, and in no event shall the Trust, the Trustee or the Investor Certificateholders of any Series be liable for the share of the Servicing Fee with respect to any Monthly Period to be paid by the Holder of the Transferor Certificates (the "Transferor Servicing Fee").

The Servicer's expenses include the amounts due to the Trustee pursuant to Section 11.05 and the reasonable fees and disbursements of the Servicer's independent public accountants and all other expenses incurred by the Servicer in connection with its activities hereunder; provided, that the Servicer shall not be liable for any liabilities, costs or expenses of the Trust, the Investor Certificateholders or the Certificate Owners arising under any tax law, including without limitation any federal, state or local income or franchise taxes or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith). The Servicer shall be required to pay such expenses for its own account and shall not be entitled to any payment therefor other than the Servicing Fee.

Section 3.03.   Representations and Warranties of the Servicer. The Servicer hereby makes as of the date hereof, and any Successor Servicer by its appointment hereunder shall make (with appropriate modifications to subsection 3.03(a) to reflect the Successor Servicer's organization) the following representations and warranties, on which the Trustee has relied in accepting the Receivables in trust:

(a)   Organization and Good Standing. The Servicer is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has full corporate power, authority and legal right to own its properties and conduct its credit card business as such properties are presently owned and as such business is presently conducted, and to execute, deliver and perform its obligations under this Agreement.

(b)   Due Qualification. The Servicer is not required to qualify nor register as a foreign corporation in any state in order to service the Receivables as required by this Agreement and has obtained all licenses and approvals necessary in order to so service the Receivables as required under federal and Delaware law. If the Servicer shall be required by any Requirements of Law to so qualify or register or obtain such license or approval, then it shall do so.

(c)   Due Authorization. The execution, delivery, and performance by the Servicer of this Agreement have been duly authorized by the Servicer by all necessary corporate action on the part of the Servicer and this Agreement will remain, from the time of its execution, an official record of the Servicer.

(d)   Binding Obligation. This Agreement constitutes a legal, valid and binding obligation of the Servicer, enforceable against the Servicer in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws or general principles of equity.

(e)   No Violation. The execution and delivery of this Agreement by the Servicer, and the performance by the Servicer of the transactions contemplated by this Agreement and the fulfillment by the Servicer of the terms hereof applicable to the Servicer, will not conflict with, violate, result in any breach of any of the material terms and provisions of, or constitute (with or without notice or lapse of time or both) a default under, any Requirements of Law applicable to the Servicer or any indenture, contract, agreement, mortgage, deed of trust or other instrument to which the Servicer is a party or by which it is bound.

(f)   No Proceedings. There are no proceedings or investigations pending or, to the best knowledge of the Servicer, threatened against the Servicer before any court, regulatory body, administrative agency or other tribunal or governmental instrumentality seeking to prevent the issuance of the Certificates or the consummation of any of the transactions contemplated by this Agreement, seeking any determination or ruling that, in the reasonable judgment of the Servicer, would materially and adversely affect the performance by the Servicer of its obligations under this Agreement, or seeking any determination or ruling that would materially and adversely affect the validity or enforceability of this Agreement.

(g)   Compliance with Requirements of Law. The Servicer shall duly satisfy all obligations on its part to be fulfilled under or in connection with each Receivable and the related Account, will maintain in effect all qualifications required under Requirements of Law in order to service properly each Receivable and will comply in all material respects with all other Requirements of Law in connection with servicing each Receivable the failure to comply with which would have a material adverse effect on the Certificateholders or any Credit Enhancement Provider.

Section 3.04.   Reports and Records for the Trustee.

(a)   Daily Reports. On each Business Day, the Servicer, with prior notice, shall prepare and make available at the office of the Servicer for inspection by the Transferor or the Trustee a record setting forth (i) the aggregate amount of Collections processed by the

Servicer on the preceding Business Day and (ii) the aggregate amount of Receivables as of the close of business on the preceding Business Day.

(b) Monthly Servicer's Certificate. Unless otherwise stated in the related Supplement with respect to any Series, on each Determination Date the Servicer shall forward, as provided in Section 13.05, to the Trustee, the Transferor, the Paying Agent, any Credit Enhancement Provider and each Rating Agency, a certificate of a Servicing Officer substantially in the form of Exhibit C (which includes the Schedule thereto specified as such in each Supplement) setting forth (i) the aggregate amount of Collections processed during the preceding Monthly Period, (ii) the aggregate amount of the applicable Investor Percentage of Collections of Principal Receivables processed by the Servicer pursuant to Article IV during the preceding Monthly Period with respect to each Series then outstanding, (iii) the aggregate amount of the applicable Investor Percentage of Collections of Finance Charge Receivables processed by the Servicer pursuant to Article IV during the preceding Monthly Period with respect to each Series then outstanding, (iv) the aggregate amount of Receivables processed as of the end of the last day of the preceding Monthly Period, (v) the balance on deposit in the Finance Charge Account, the Principal Account or any Series Account applicable to any Series then outstanding on such Determination Date with respect to Collections processed by the Servicer during the preceding Monthly Period, (vi) the aggregate amount, if any, of withdrawals, drawings or payments under any Credit Enhancement, if any, for each Series then outstanding required to be made with respect to the previous Monthly Period in the manner provided in the related Supplement, (vii) the sum of all amounts payable to the Investor Certificateholders of each Series (or for a Series of more than one Class, each such Class) on the succeeding Distribution Date in respect of Certificate Principal and Certificate Interest with respect to such preceding Monthly Period and (viii) such other matters as are set forth in Exhibit C.

Section 3.05.   Annual Servicer's Certificate. On or before the 90th day following the end of each fiscal year of the Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), commencing with the fiscal year ending June 30, [2016], the Servicer will deliver, as provided in Section 13.05, to the Trustee, the Transferor, any Credit Enhancement Provider and the Rating Agency, the statement of compliance required under Item 1123 of Regulation AB with respect to such fiscal year, which statement will be in the form of an Officer's Certificate of the Servicer to the effect that (a) a review of the activities of the Servicer during such fiscal year and of its performance under this Agreement, together with any other agreements specified in any Supplement for a Series, was made under the supervision of the officer signing such certificate and (b) to the best of such officer's knowledge, based on such review, the Servicer has fulfilled all of its obligations under this Agreement and any other agreements specified in any Supplement for a Series throughout such fiscal year or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof. A copy of such certificate may be obtained by any Investor Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

Section 3.06.   Annual Independent Accountants' Servicing Report. (a) Except as specified in any Supplement for a related Series, and for so long as any Series of Certificates other than Series 2001-D is outstanding, on or before the 90th day following the end of each fiscal year of the Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), the Servicer, on behalf of the Trust, shall cause a firm of nationally recognized independent certified public accountants (who may also render other services to the Servicer or the Transferor) to furnish, as provided in Section 13.05, a report, based upon established criteria that meets the standards applicable to accountants' reports intended for general distribution, to the Trustee, the Transferor, any Credit Enhancement Provider and each Rating Agency, attesting to the fairness of the assertion of the Servicer's management that its internal controls over the functions performed as Servicer of the Trust are effective, in all material respects, in providing reasonable assurance that Trust assets in the possession of or under the control of the Servicer are safeguarded against loss from unauthorized use or disposition, on the date of such report, and a report attesting to the fairness of the assertion of the Servicer's management that such servicing was conducted in conformity with the sections of this Agreement during such fiscal year, except for such exceptions or errors as such firm shall believe to be immaterial and such other exceptions as shall be set forth in such report. Unless otherwise provided with respect to any Series in the related Supplement, a copy of such report may be obtained by any Investor Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

(b)   Except as specified in any Supplement for a related Series, and for so long as any Series of Certificates other than Series 2001-D is outstanding, on or before the 90th day following the end of each fiscal year of the Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), the Servicer shall cause a firm of nationally recognized independent certified public accountants (who may also render other services to the Servicer or the Transferor) to furnish as provided in Section 13.05 a report, prepared in accordance with the standards established by the American Institute of Certified Public Accountants, to the Trustee, the Transferor and each Rating Agency, to the effect that they have compared the mathematical calculations of certain amounts set forth in the monthly certificates forwarded by the Servicer pursuant to subsection 3.04(b) during such fiscal year with the Servicer's computer reports which were the source of such amounts and that, on the basis of such comparison, such firm is of the opinion that such amounts are in agreement, except for such exceptions as shall be set forth in such report. A copy of such report may be obtained from the Trustee by any Investor Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

Section 3.07.   Tax Treatment.   The Transferor has structured this Agreement, the Investor Certificates and any Collateral Interest with the intention that the Investor Certificates and any Collateral Interest will qualify under applicable federal, state, local and foreign tax law as indebtedness of the Transferor secured by the Receivables. The Transferor, the Servicer, the Holder of the Transferor Certificate, each Investor Certificateholder, each Certificate Owner, and each owner of any Collateral Interest or interest therein agree to treat and to take no action inconsistent with the treatment of the Investor Certificates and any Collateral Interest (or beneficial interest therein) as such indebtedness for purposes of federal, state, local and foreign income or franchise taxes and any other tax imposed on or measured by income. Each Investor Certificateholder and the Holder of the Transferor Certificate, by acquisition of its interest in the Transferor Interest; each Certificate Owner, by acquisition of a beneficial interest in a Certificate; and any owner of any Collateral Interest or interest therein, by acquisition of such interest therein, agrees to be bound by the provisions of this Section 3.07. Each Certificateholder agrees that it will cause any Certificate Owner acquiring an interest in a

Certificate through it, and each owner of any Collateral Interest or any interest therein agrees that it will cause any Person acquiring any such interest, to comply with this Agreement as to treatment as indebtedness under applicable tax law, as described in this Section 3.07. Notwithstanding this Section 3.07, if the treatment of any Collateral Interest or interest therein as indebtedness is challenged by any governmental authority, the Holder of the Transferor Certificate and any owner of such interest do not intend to be foreclosed from adopting as a secondary tax position that such interest constitutes equity in a partnership.

Section 3.08. Reports to the Commission.

(a)   The Servicer and the Transferor shall, on behalf of the Trust and at the expense of the Transferor, cause to be filed with the Commission any periodic reports required to be filed under the provisions of the Exchange Act and the rules and regulations of the Commission thereunder.

(b)   With respect to any Monthly Period in which the Servicer or the Transferor receives a request from any Certificate Owner to communicate with another Certificate Owner, the Servicer or the Transferor, as applicable, shall include the following information in the related distribution report on Form 10-D:

(i)   the name of the Certificate Owner making such request;

(ii)   the date the Servicer or the Transferor, as applicable, received such request;

(iii)   a statement to the effect that the Servicer or the Transferor, as applicable, has received a request from such Certificate Owner stating that it is interested in communicating with other such Certificate Owners with regard to the possible exercise of rights under this Agreement and the other transaction documents; and

(iv)   a description of the method other such Certificate Owners may use to contact the requesting Certificate Owner;

provided, however, that prior to disclosing the information listed above on Form 10-D, the Servicer or the Transferor, as applicable, shall be entitled to verify the identity of such requesting Certificate Owner by requiring it to provide written certification that it is such a Certificate Owner and one other form of documentation, in the sole discretion of the Servicer or the Transferor, as applicable, such as a trade confirmation, an account statement, a letter from such Certificate Owner's broker or dealer, or another similar document.

[End of Article III]

ARTICLE IV

RIGHTS OF CERTIFICATEHOLDERS AND ALLOCATION
AND APPLICATION OF COLLECTIONS

Section 4.01. <u>Rights of Certificateholders</u>. Each Series of Investor Certificates shall represent Undivided Interests in the Trust, including the benefits of any Credit Enhancement issued with respect to such Series and the right to receive the Collections and other amounts at the times and in the amounts specified in this <u>Article IV</u> to be deposited in the Investor Accounts and any other Series Account (if so specified in the related Supplement) or to be paid to the Investor Certificateholders of such Series; <u>provided</u>, <u>however</u>, that the aggregate interest represented by such Certificates at any time in the Principal Receivables shall not exceed an amount equal to the Investor Interest at such time. The interest represented by any Certificate shall constitute personal property, and no Certificateholder shall have an interest in specific property of the Trust. No creditor of any Certificateholder shall have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, the property of the Trust, provided, however, that this sentence shall not limit any rights expressly provided to the Certificateholders pursuant to this Agreement or any Supplement thereto or to the holders of Notes (as defined in the Series 2001-D Supplement hereto) pursuant to the Indenture (as defined in the Series 2001-D Supplement hereto). None of the Transferor, the Servicer, or any Certificateholder shall have any liability for the expenses or liabilities of the Trust except as specifically set forth in this Agreement. The Transferor Certificate or, as the case may be, the uncertificated interest in the Transferor Interest shall represent the remaining undivided interest in the Trust not allocated to the Investor Certificates and the other interests issued by the Trust, including the right to receive the Collections and other amounts at the times and in the amounts specified in this <u>Article IV</u> to be paid to the Holder of the Transferor Certificate; <u>provided</u>, <u>however</u>, that if the Transferor elects to have its interest in the Transferor Interest be uncertificated as provided in <u>Section 6.01</u> hereof, then such uncertificated interest shall represent the Transferor Interest; <u>provided</u> <u>further</u>, that the aggregate interest represented by such Transferor Certificate in the Principal Receivables or, as the case may be, the aggregate uncertificated interest of the Transferor in the Principal Receivables, shall not exceed the Transferor Interest at any time and such Transferor Certificate or, as the case may be, such uncertificated interest shall not represent any interest in the Investor Accounts, except as provided in this Agreement, or the benefits of any Credit Enhancement issued with respect to any Series.

Section 4.02. <u>Establishment of Accounts</u>.

(a)   <u>The Collection Account</u>. The Servicer, for the benefit of the Certificateholders, shall establish and maintain in the name of the Trustee, on behalf of the Trust, a non-interest bearing segregated account (the "<u>Collection Account</u>") bearing a designation clearly indicating that the funds deposited therein are held in trust for the benefit of the Certificateholders, or shall cause such Collection Account to be established and maintained, with an office or branch located in the states of Delaware or New York of (i) the Servicer, or (ii) a

Qualified Institution; provided, however, that upon the insolvency of the Servicer, the Collection Account shall not be permitted to be maintained with the Servicer. Pursuant to authority granted to it pursuant to subsection 3.01(b), the Servicer shall have the revocable power to withdraw funds from the Collection Account for the purposes of carrying out its duties hereunder.

(b)   The Finance Charge and Principal Accounts. The Trustee, for the benefit of the Investor Certificateholders, shall establish and maintain in the State of New York with the Trustee, or cause to be established and maintained in the State of New York with a Qualified Institution (other than BANA, BACCS, or the Transferor) that is acting as a securities intermediary, in the name of the Trustee two segregated trust accounts (the "Finance Charge Account" and the "Principal Account," respectively), bearing a designation clearly indicating that the funds and other property credited thereto are held for the benefit of the Investor Certificateholders. The Trustee shall possess all right, title and interest in all funds and other property credited from time to time to the Finance Charge Account and the Principal Account and in all proceeds thereof. The Finance Charge Account and the Principal Account shall be under the control of the Trustee for the benefit of the Investor Certificateholders as described in subsection 4.02(e). If, at any time, the institution holding the Principal Account or the Finance Charge Account ceases to be a Qualified Institution, the Trustee shall notify the Rating Agency and within 10 Business Days establish a new Principal Account or Finance Charge Account, as the case may be, meeting the conditions specified above with a Qualified Institution, and shall transfer any funds or other property to such new Principal Account or Finance Charge Account, as the case may be. From the date such new Principal Account or Finance Charge Account, as the case may be, is established, it shall be the "Principal Account" or "Finance Charge Account." Pursuant to authority granted to it hereunder and subject to subsection 4.02(e), the Servicer shall have the revocable power to instruct the Trustee to withdraw funds from the Finance Charge Account and Principal Account for the purpose of carrying out the Servicer's duties hereunder. The Trustee at all times shall maintain accurate records reflecting each transaction in the Principal Account and the Finance Charge Account and that funds and other property credited shall at all times be held in trust for the benefit of the Investor Certificateholders.

(c)   The Distribution Account. The Trustee, for the benefit of the Investor Certificateholders, shall cause to be established and maintained in the name of the Trustee, with an office or branch of a Qualified Institution (other than BANA, BACCS, or the Transferor), a non-interest bearing segregated trust account (the "Distribution Account") bearing a designation clearly indicating that the funds deposited therein are held in trust for the benefit of the Investor Certificateholders. The Trustee shall possess all right, title and interest in all funds on deposit from time to time in the Distribution Account and in all proceeds thereof. The Distribution Account shall be under the exclusive control of the Trustee for the benefit of the Investor Certificateholders.

(d)   Series Accounts. If so provided in the related Supplement, the Trustee, for the benefit of the Investor Certificateholders, shall cause to be established and maintained in the name of the Trust, one or more Series Accounts. Each such Series Account shall bear a designation clearly indicating that the funds deposited therein are held for the benefit of the Investor Certificateholders of such Series. Each such Series Account will be a trust account, if so provided in the related Supplement and will have the other features and be applied as set forth in the related Supplement.

(e)   Administration of the Finance Charge and Principal Accounts. Funds credited to the Principal Account and the Finance Charge Account shall at all times be invested in Permitted Investments. Any such investment shall mature and such funds shall be available for withdrawal on or prior to the Transfer Date related to the Monthly Period in which such funds were processed for collection, or if so specified in the related Supplement, immediately preceding a Distribution Date. The Trustee shall:

(i)   credit each Permitted Investment that is a security entitlement to the Principal Account or the Finance Charge Account, as applicable, under a control agreement that (A) is executed by the Trustee, the Transferor, and the securities intermediary maintaining the Principal Account or the Finance Charge Account, as applicable, and (B) provides that (I) the Principal Account or the Finance Charge Account, as applicable, is an account to which financial assets may be credited, (II) the Trustee is entitled to exercise the rights that comprise all financial assets credited to the Principal Account or the Finance Charge Account, as applicable, (III) each item of property credited to the Principal Account or the Finance Charge Account, as applicable, will be treated as a financial asset, (IV) the securities intermediary must comply with entitlement orders originated by the Trustee without further consent by the Transferor, the Servicer, or any other Person, (V) the securities intermediary's jurisdiction of the securities intermediary is the State of New York for purposes of the Uniform Commercial Code enacted in any jurisdiction, and (VI) the Principal Account or the Finance Charge Account, as applicable, is not subject to any security interest, lien, encumbrance, or right of setoff in favor of the securities intermediary or any other Person claiming through the securities intermediary, other than the Trustee;

(ii)   maintain exclusive control or possession of each other Permitted Investment not described in clause (i) above (other than such as are described in clause (c) of the definition thereof); and

(iii)   cause each Permitted Investment described in clause (c) of the definition thereof to be registered in the name of the Trustee by the issuer thereof;

provided, that no Permitted Investment shall be disposed of prior to its maturity date. Terms used in this subsection 4.02(e) that are defined in the New York UCC and not otherwise defined herein shall have the meaning set forth in the New York UCC.

At the end of each month, all interest and earnings (net of losses and investment expenses) on funds credited to in the Principal Account and the Finance Charge Account shall be released by the Trustee to the Transferor. Subject to the restrictions set forth above, the Servicer, or a Person designated in writing by the Servicer, of which the Trustee shall have received written notification thereof, shall have the authority to instruct the Trustee with respect to the investment of funds credited to in the Principal Account and the Finance Charge Account. For purposes of determining the availability of funds or the balances in the Finance Charge Account and the Principal Account for any reason under this Agreement, all investment earnings on such funds shall be deemed not to be available.

Section 4.03. Collections and Allocations.

(a) Collections. Except as provided below, the Servicer shall deposit all Collections in the Collection Account as promptly as possible after the Date of Processing of such Collections, but in no event later than the second Business Day following such Date of Processing. In the event of the insolvency of the Servicer, then, immediately upon the occurrence of such event and thereafter, the Servicer shall deposit all Collections into the Collection Account which shall be established and maintained with a Qualified Institution other than the Servicer in accordance with subsection 4.02(a), and in no such event shall the Servicer deposit any Collections thereafter into any account established, held or maintained with the Servicer.

The Servicer shall allocate such amounts to each Series of Investor Certificates and to the Holder of the Transferor Certificate in accordance with this Article IV and shall withdraw the required amounts from the Collection Account or pay such amounts to the Holder of the Transferor Certificate in accordance with this Article IV, in both cases as modified by any Supplement. The Servicer shall make such deposits or payments on the date indicated therein by wire transfer or as otherwise provided in the Supplement for any Series of Certificates with respect to such Series.

Notwithstanding anything in this Agreement to the contrary, for so long as, and only so long as, BANA shall remain the Servicer hereunder, and (a)(i) the Servicer provides to the Trustee and the Transferor a letter of credit covering risk collection of the Servicer, and (ii) the Transferor shall not have received a notice from any Rating Agency that such a letter of credit would result in the lowering of such Rating Agency's then-existing rating of the Investor Certificates, or (b) the Servicer shall have and maintain a certificate of deposit or short-term deposit rating of P-1 by Moody's, of A-1 by Standard & Poor's, and of F1 by Fitch, the Servicer need not deposit Collections from the Collection Account into the Principal Account, the Finance Charge Account or any Series Account, as provided in any Supplement, or make payments to the Holder of the Transferor Certificate, prior to the close of business on the day any Collections are deposited in the Collection Account as provided in Article IV, but may make such deposits, payments and withdrawals on each Transfer Date in an amount equal to the net amount of such deposits, payments and withdrawals which would have been made but for the provisions of this paragraph. If at any time the Servicer shall qualify to make deposits on the Transfer Date as provided in this paragraph (or shall cease to be so qualified) the Servicer shall deliver an Officer's Certificate of the Servicer to the Transferor and the Trustee stating that the criteria set forth in (a)(i) and (ii) and (b) of this paragraph have been satisfied (or have ceased to be satisfied). The Trustee may rely on such Officer's Certificate without investigation or inquiry.

Notwithstanding anything else in this Agreement to the contrary, with respect to any Monthly Period, whether the Servicer is required to make monthly or daily deposits from the Collection Account into the Finance Charge Account, the Principal Account or any Series Account, as provided in any Supplement, (i) the Servicer will only be required to deposit

Collections from the Collection Account into the Finance Charge Account, the Principal Account or any Series Account up to the required amount to be deposited into any such account or, without duplication, distributed on or prior to the related Distribution Date to Investor Certificateholders or to any Credit Enhancement Provider pursuant to the terms of any Supplement or agreement relating to such Credit Enhancement and any excess shall be paid as collected to the Holder of the Transferor Interest and (ii) if at any time prior to such Distribution Date the amount of Collections deposited in the Collection Account exceeds the amount required to be deposited pursuant to clause (i) above, the Servicer shall withdraw the excess from the Collection Account and (A) immediately pay it to the Holder of the Transferor Interest or (B), if permitted pursuant to the prior paragraph, pay it to the Holder of the Transferor Interest on the related Transfer Date.

(b)   Allocations to the Holder of the Transferor Interest. Throughout the existence of the Trust, unless otherwise stated in any Supplement, the Servicer shall allocate to the Holder of the Transferor Interest an amount equal to the product of (A) the Transferor Percentage and (B) the aggregate amount of such Collections allocated to Principal Receivables and Finance Charge Receivables, respectively, in respect of each Monthly Period; provided, however, that amounts payable to the Holder of the Transferor Interest with respect to Collections allocated to Principal Receivables pursuant to this subsection 4.03(b) shall be deposited in the Principal Account to the extent that the Transferor Interest is less than the Minimum Transferor Interest. Notwithstanding anything in this Agreement to the contrary, unless otherwise stated in any Supplement, the Servicer need not deposit this amount or any other amounts so allocated to the Holder of the Transferor Interest pursuant to any Supplement into the Collection Account and shall pay such amounts as collected to the Holder of the Transferor Interest, subject to the rights of the Servicer set forth in the third paragraph of subsection 4.03(a) to retain such funds until the related Transfer Date.

Notwithstanding any provisions of Article IV to the contrary, including the continuation of Article IV in any Series Supplement, any Collections in respect of Principal Receivables allocated to the Holder of the Transferor Interest shall be (i) paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is equal to or greater than the Minimum Transferor Interest and the payment of such amount to the Holder of the Transferor Interest would not cause the Transferor Interest to be less than the Minimum Transferor Interest, or (ii) held in the Principal Account and treated and applied as Unallocated Principal Collections (as such term is defined in the related Series Supplement). On any Business Day following a Business Day on which amounts were held in the Principal Account pursuant to clause (ii) above, any amounts held in the Principal Account pursuant to clause (ii) above shall be paid to the Holder of the Transferor Interest when, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest.

(c)   Adjustments for Miscellaneous Credits and Fraudulent Charges.

(i)   The Servicer shall be obligated to reduce on a net basis each Monthly Period the aggregate amount of Principal Receivables used to calculate the Transferor Interest as provided in this subsection 4.03(c) (a "Credit Adjustment") with respect to any Principal Receivable (A) which is reduced by the Servicer by any rebate, refund, charge-back or adjustment (other than by reason of Servicer errors) or (B) which was created as a result of a fraudulent or counterfeit charge.

In the event that the inclusion of the amount of a Credit Adjustment in the calculation of the Transferor Interest would cause the Transferor Interest to be an amount less than zero, the Transferor shall make a deposit, no later than the Business Day following the Date of Processing of such Credit Adjustment, in the Principal Account (for allocation as Collections of Principal Receivables pursuant to Article IV) in immediately available funds in an amount equal to the amount by which such Credit Adjustment exceeds the Transferor Interest on such Date of Processing.

(ii)   If (A) the Servicer makes a deposit into the Collection Account in respect of a Collection of a Receivable and such Collection was received by the Servicer in the form of a check which is not honored for any reason or (B) the Servicer makes a mistake with respect to the amount of any Collection and deposits an amount that is less than or more than the actual amount of such Collection, the Servicer shall appropriately adjust the amount subsequently deposited into the Collection Account to reflect such dishonored check or mistake. Any Receivable in respect of which a dishonored check is received shall be deemed not to have been paid. Notwithstanding the first two sentences of this paragraph, adjustments made pursuant to this subsection 4.03(c) shall not require any change in any report previously delivered pursuant to subsection 3.04(a).

(d)   Transfer of Defaulted Accounts. Unless otherwise provided in any Supplement, on the date on which an Account becomes a Defaulted Account, the Trustee shall automatically and without further action or consideration be deemed to transfer, set over, and otherwise convey to the Transferor, without recourse, representation or warranty, all the right, title and interest of the Trustee in and to all Receivables in such Defaulted Account, all monies due or to become due with respect to such Receivables, all proceeds of such Receivables and all Interchange and Insurance Proceeds relating to such Receivables and the proceeds thereof; provided, however, that the Trustee will retain, and not be deemed to have reconveyed to the Transferor, all right, title, and interest in, to, and under all Recoveries allocable to those Receivables, and those Recoveries will be applied as provided in this Agreement.

[THE REMAINDER OF ARTICLE IV IS RESERVED AND
SHALL BE SPECIFIED IN ANY SUPPLEMENT WITH
RESPECT TO ANY SERIES]

[End of Article IV]

ARTICLE V

[ARTICLE V IS RESERVED AND SHALL
BE SPECIFIED IN ANY SUPPLEMENT
WITH RESPECT TO ANY SERIES]

[End of Article V]

ARTICLE VI

THE CERTIFICATES

Section 6.01. <u>The Certificates</u>. Subject to <u>Sections 6.10</u> and <u>6.13</u>, the Investor Certificates of each Series and any Class thereof may be issued in bearer form (the "<u>Bearer Certificates</u>") with attached interest coupons and a special coupon (collectively, the "<u>Coupons</u>") or in fully registered form (the "<u>Registered Certificates</u>"), and shall be substantially in the form of the exhibits with respect thereto attached to the related Supplement. The Transferor may elect at any time, by written notice to the Trustee, to have its interest in the Transferor Interest be (i) an uncertificated interest or evidenced by a Transferor Certificate. If the Transferor elects to have its interest in the Transferor Interest be uncertificated, it shall deliver to the Trustee for cancellation any Transferor Certificate previously issued. If the Transferor elects to have its interest in the Transferor Interest be evidenced by a Transferor Certificate, the Transferor Certificate shall be issued pursuant hereto or to <u>Section 6.09</u> or <u>Section 6.10</u>, substantially in the form of <u>Exhibit A</u> and shall upon issue be executed and delivered by the Transferor to the Trustee for authentication and redelivery as provided in <u>Sections 2.01</u> and <u>6.02</u>. The Investor Certificates shall, upon issue pursuant hereto or to <u>Section 6.09</u> or <u>Section 6.10</u>, be executed and delivered by the Transferor to the Trustee for authentication and redelivery as provided in <u>Sections 2.01</u> and <u>6.02</u>. Any Investor Certificate shall be issuable in a minimum denomination of $1,000 Undivided Interest and integral multiples thereof, unless otherwise specified in any Supplement. The Transferor Certificate shall also be issued as a single certificate. Each Certificate shall be executed by manual or facsimile signature on behalf of the Transferor by its President or any Vice President. Certificates bearing the manual or facsimile signature of the individual who was, at the time when such signature was affixed, authorized to sign on behalf of the Transferor or the Trustee shall not be rendered invalid, notwithstanding that such individual has ceased to be so authorized prior to the authentication and delivery of such Certificates or does not hold such office at the date of such Certificates. Unless otherwise provided in the related Supplement, no Certificate shall be entitled to any benefit under this Agreement, or be valid for any purpose, unless there appears on such Certificate a certificate of authentication substantially in the form provided for herein, executed by or on behalf of the Trustee by the manual signature of a duly authorized signatory, and such certificate upon any Certificate shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication except Bearer Certificates which shall be dated the applicable Issuance Date as provided in the related Supplement.

Section 6.02. <u>Authentication of Certificates</u>. Upon the receipt of payment by the Transferor of the purchase price for a Series or Class of Investor Certificates and the issuance of such Investor Certificates, such Investor Certificates shall be fully paid and non-assessable. Upon a New Issuance as provided in <u>Section 6.09</u> and the satisfaction of certain other conditions specified therein, the Trustee shall authenticate and deliver the Investor Certificates of additional Series (with the designation provided in the related Supplement), upon the order of the Transferor, to the Persons designated in such Supplement. Upon the order of the Transferor, the Certificates of any Series shall be duly authenticated by or on behalf of the

Trustee, in authorized denominations. If specified in the related Supplement for any Series, the Trustee shall authenticate and deliver outside the United States the Global Certificate that is issued upon original issuance thereof, upon the written order of the Transferor, to the Depository against payment of the purchase price therefor. If specified in the related Supplement for any Series, the Trustee shall authenticate Book-Entry Certificates that are issued upon original issuance thereof, upon the written order of the Transferor, to a Clearing Agency or its nominee as provided in Section 6.10 against payment of the purchase price thereof.

Section 6.03. Registration of Transfer and Exchange of Certificates.

(a)   The Trustee shall cause to be kept at the office or agency to be maintained by a transfer agent and registrar (the "Transfer Agent and Registrar"), in accordance with the provisions of Section 11.16, a register (the "Certificate Register") in which, subject to such reasonable regulations as it may prescribe, the Transfer Agent and Registrar shall provide for the registration of the Investor Certificates of each Series (unless otherwise provided in the related Supplement) and of transfers and exchanges of the Investor Certificates as herein provided. The Trustee is hereby initially appointed Transfer Agent and Registrar for the purposes of registering the Investor Certificates and transfers and exchanges of the Investor Certificates as herein provided. If any form of Investor Certificate is issued as a Global Certificate, the Trustee may, or if and so long as any Series of Investor Certificates are listed on the Luxembourg Stock Exchange and such exchange shall so require, the Trustee shall appoint a co-transfer agent and co-registrar in Luxembourg or another European city. Any reference in this Agreement to the Transfer Agent and Registrar shall include any co-transfer agent and co-registrar unless the context otherwise requires. The Trustee shall be permitted to resign as Transfer Agent and Registrar upon 30 days' written notice to the Servicer and the Transferor. In the event that the Trustee shall no longer be the Transfer Agent and Registrar, the Trustee shall appoint a successor Transfer Agent and Registrar.

Upon surrender for registration of transfer of any Certificate at any office or agency of the Transfer Agent and Registrar, the Transferor shall execute, subject to the provisions of subsection 6.03(c), and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of like aggregate Undivided Interests; provided, that the provisions of this paragraph shall not apply to Bearer Certificates.

At the option of an Investor Certificateholder, Investor Certificates may be exchanged for other Investor Certificates of the same Series in authorized denominations of like aggregate Undivided Interests, upon surrender of the Investor Certificates to be exchanged at any office or agency of the Transferor Agent and Registrar. At the option of any Holder of Registered Certificates, Registered Certificates may be exchanged for other Registered Certificates of the same Series in authorized denominations of like aggregate Undivided Interests in the Trust, upon surrender of the Registered Certificates to be exchanged at any office or agency of the Transfer Agent and Registrar maintained for such purpose. At the option of a Bearer Certificateholder, subject to applicable laws and regulations (including without limitation, the Bearer Rules), Bearer Certificates may be exchanged for other Bearer Certificates or Registered Certificates of the same Series in authorized denominations of like aggregate

Undivided Interests in the Trust, in the manner specified in the Supplement for such Series, upon surrender of the Bearer Certificates to be exchanged at an office or agency of the Transfer Agent and Registrar located outside the United States. Each Bearer Certificate surrendered pursuant to this Section 6.03 shall have attached thereto (or be accompanied by) all unmatured Coupons, provided that any Bearer Certificate so surrendered after the close of business on the Record Date preceding the relevant Distribution Date after the related Series Termination Date need not have attached the Coupons relating to such Distribution Date.

Whenever any Investor Certificates of any Series are so surrendered for exchange, the Transferor shall execute, and the Trustee shall authenticate and (unless the Transfer Agent and Registrar is different than the Trustee, in which case the Transfer Agent and Registrar shall) deliver, the Investor Certificates of such Series which the Certificateholder making the exchange is entitled to receive. Every Investor Certificate presented or surrendered for registration of transfer or exchange shall be accompanied by a written instrument of transfer in a form satisfactory to the Trustee and the Transfer Agent and Registrar duly executed by the Certificateholder thereof or its attorney-in-fact duly authorized in writing.

The preceding provisions of this Section 6.03 notwithstanding, the Trustee or the Transfer Agent and Registrar, as the case may be, shall not be required to register the transfer of or exchange any Investor Certificate of any Series for a period of 15 days preceding the due date for any payment with respect to the Investor Certificates of such Series.

Unless otherwise provided in the related Supplement, no service charge shall be made for any registration of transfer or exchange of Certificates, but the Transfer Agent and Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Certificates.

All Investor Certificates (together with any Coupons attached to Bearer Certificates) surrendered for registration of transfer and exchange shall be canceled by the Transfer Agent and Registrar and disposed of in a manner satisfactory to the Trustee. The Trustee shall cancel and destroy the Global Certificates upon its exchange in full for Definitive Certificates and shall deliver a certificate of destruction to the Transferor. Such certificate shall also state that a certificate or certificates of each Foreign Clearing Agency to the effect referred to in Section 6.13 was received with respect to each portion of the Global Certificate exchanged for Definitive Certificates.

The Transferor shall execute and deliver to the Trustee or the Transfer Agent and Registrar, as applicable, Bearer Certificates and Registered Certificates in such amounts and at such times as are necessary to enable the Trustee to fulfill its responsibilities under this Agreement and the Certificates.

(b) Except as provided in Section 6.09 or Section 7.02 or in any Supplement, in no event shall the Transferor Certificate or any interest therein, or, as the case may be, the uncertificated interest in the Transferor Interest or any interest therein, be transferred hereunder, in whole or in part, unless the Transferor shall have consented in writing to such transfer and unless the Trustee shall have received (1) confirmation in writing from each Rating Agency that such transfer will not result in a lowering or withdrawal of its then-existing rating of any Series of Investor Certificates, and (2) an Opinion of Counsel that such transfer does not adversely affect the conclusions reached in any of the federal income tax opinions dated the applicable Closing Date issued in connection with the original issuance of any Series of Investor Certificates; provided, however, that no interest in the Transferor Certificate or, as the case may be, the uncertificated interest in the Transferor Interest may be transferred unless its initial offering price would be at least $20,000 and it cannot be subdivided for resale into units smaller than a unit the initial offering price of which would have been at least $20,000, absent an Opinion of Counsel to the effect that such transfer would not cause the Trust to be treated as a publicly traded partnership under the Internal Revenue Code (the "Code"). In connection with any transfer of an interest in the Transferor Certificate or, as the case may be, the uncertificated interest in the Transferor Interest, the holder (including the Transferor or any subsequent transferee) thereof shall not sell, trade or transfer any interest therein or cause any interest therein to be marketed on or through either (i) an "established securities market" within the meaning of Section 7704(b)(1) of the Code, including without limitation an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers by electronic means or otherwise or (ii) a "secondary market (or the substantial equivalent thereof)" within the meaning of Code section 7704(b)(2), including a market wherein interests in the Transferor Certificate are regularly quoted by any person making a market in such interests and a market wherein any person regularly makes available bid or offer quotes with respect to interests in the Transferor Certificate and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others.

(c)   Unless otherwise provided in the related Supplement, registration of transfer of Registered Certificates containing a legend relating to the restrictions on transfer of such Registered Certificates (which legend shall be set forth in the Supplement relating to such Investor Certificates) shall be effected only if the conditions set forth in such related Supplement are satisfied.

Whenever a Registered Certificate containing the legend set forth in the related Supplement is presented to the Transfer Agent and Registrar for registration of transfer, the Transfer Agent and Registrar shall promptly seek instructions from the Transferor regarding such transfer. The Transfer Agent and Registrar and the Trustee shall be entitled to receive written instructions signed by an officer of the Transferor prior to registering any such transfer or authenticating new Registered Certificates, as the case may be. The Transferor hereby agrees to indemnify the Transfer Agent and Registrar and the Trustee and to hold each of them harmless against any loss, liability or expense incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by them in reliance on any such written instructions furnished pursuant to this subsection 6.03(c). The Transferor's obligation pursuant to this subsection 6.03(c) shall not constitute a claim against the Trust Assets and shall only constitute a claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such obligations from amounts paid to it as Holder of the Transferor Interest.

(d)   The Transfer Agent and Registrar will maintain at its expense in the Borough of Manhattan, the City of New York (and subject to this Section 6.03, if specified in the related Supplement for any Series, any other city designated in such Supplement) an office or offices or an agency or agencies where Investor Certificates of such Series may be surrendered for registration of transfer or exchange.

Section 6.04. <u>Mutilated, Destroyed, Lost or Stolen Certificates</u>. If (i) any mutilated Certificate (together, in the case of Bearer Certificates, with all unmatured Coupons, if any, appertaining thereto) is surrendered to the Transfer Agent and Registrar, or the Transfer Agent and Registrar receives evidence to its satisfaction of the destruction, loss or theft of any Certificate and (ii) there is delivered to the Transfer Agent and Registrar and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Trustee that such Certificate has been acquired by a protected purchaser, the Transferor shall execute and the Trustee shall authenticate and (unless the Transfer Agent and Registrar is different from the Trustee, in which case the Transfer Agent and Registrar shall) deliver (in compliance with applicable law), in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and aggregate Undivided Interest. In connection with the issuance of any new Certificate under this <u>Section 6.04</u>, the Trustee or the Transfer Agent and Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee and the Transfer Agent and Registrar) connected therewith. Any duplicate Certificate issued pursuant to this <u>Section 6.04</u> shall constitute complete and indefeasible evidence of ownership in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 6.05. <u>Persons Deemed Owners</u>. Prior to due presentation of a Certificate for registration of transfer, the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar and any agent of any of them may treat a Certificateholder as the owner of the related Certificate for the purpose of receiving distributions pursuant to <u>Article V</u> (as described in any Supplement) and for all other purposes whatsoever, and neither the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar nor any agent of any of them shall be affected by any notice to the contrary; <u>provided</u>, <u>however</u>, that in determining whether the holders of Investor Certificates evidencing the requisite Undivided Interests have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Investor Certificates owned by the Transferor, the Servicer or any Affiliate thereof, and in addition, in the case of such determination pursuant to <u>subsection 14.02(a)</u> or <u>14.02(b)</u>, Investor Certificates owned by BANA, the Asset Representations Reviewer or any Affiliate thereof, shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Investor Certificates which a Responsible Officer in the Corporate Trust Office of the Trustee knows to be so owned shall be so disregarded. Investor Certificates so owned that have been pledged in good faith shall not be disregarded as outstanding, if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Investor Certificates and that the pledgee is not the Transferor, the Servicer or an Affiliate thereof, and in addition, in the case of <u>subsection 14.02(a)</u> or <u>14.02(b)</u>, the pledgee is not BANA, the Asset Representations Reviewer or any Affiliate thereof.

In the case of a Bearer Certificate, the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar and any agent of any of them may treat the holder of a Bearer Certificate or Coupon as the owner of such Bearer Certificate or Coupon for the purpose of receiving distributions pursuant to Article IV and Article XII and for all other purposes whatsoever, and neither the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar nor any agent of any of them shall be affected by any notice to the contrary. Certificates so owned which have been pledged in good faith shall not be disregarded and may be regarded as outstanding, if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Investor Certificates and that the pledgee is not the Transferor, the Servicer or an Affiliate thereof.

Section 6.06. Appointment of Paying Agent.

(a) The Paying Agent shall make distributions to Investor Certificateholders from the appropriate account or accounts maintained for the benefit of Certificateholders as specified in this Agreement or the related Supplement for any Series pursuant to Articles IV and V hereof. Any Paying Agent shall have the revocable power to withdraw funds from such appropriate account or accounts for the purpose of making distributions referred to above. The Trustee (or the Transferor if the Trustee is the Paying Agent) may revoke such power and remove the Paying Agent, if the Trustee (or the Transferor if the Trustee is the Paying Agent) determines in its sole discretion that the Paying Agent shall have failed to perform its obligations under this Agreement in any material respect or for other good cause. The Trustee (or the Transferor if the Trustee is the Paying Agent) shall notify Moody's, Standard & Poor's and Fitch of the removal of any Paying Agent. The Paying Agent, unless the Supplement with respect to any Series states otherwise, shall initially be the Trustee. If any form of Investor Certificate is issued as a Global Certificate, or if and so long as any Series of Investor Certificates are listed on the Luxembourg Stock Exchange and such exchange shall so require, the Trustee shall appoint a co-paying agent in Luxembourg or another European city. The Trustee shall be permitted to resign as Paying Agent upon 30 days' written notice to the Servicer and the Transferor. In the event that the Trustee shall no longer be the Paying Agent, the Trustee shall appoint a successor to act as Paying Agent (which shall be a bank or trust company). The provisions of Sections 11.01, 11.02 and 11.03 shall apply to the Trustee also in its role as Paying Agent, for so long as the Trustee shall act as Paying Agent. Any reference in this Agreement to the Paying Agent shall include any co-paying agent unless the context requires otherwise.

If specified in the related Supplement for any Series, so long as the Investor Certificates of such Series are outstanding, the Transferor shall maintain a co-paying agent in New York City (for Registered Certificates only) or any other city designated in such Supplement which, if and so long as any Series of Investor Certificates is listed on the Luxembourg Stock Exchange or other stock exchange and such exchange so requires, shall be in Luxembourg or the location required by such other stock exchange.

(b) The Trustee shall cause the Paying Agent (other than itself) to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee that such Paying Agent will hold all sums, if any, held by it for payment to the Certificateholders in trust for the benefit of the Certificateholders entitled thereto until such sums shall be paid to such Certificateholders and shall agree, and if the Trustee is the Paying Agent it hereby agrees, that it shall comply with all requirements of the Code regarding the withholding by the Trustee of payments in respect of federal income taxes due from Certificate Owners.

Section 6.07. <u>Access to List of Certificateholders' Names and Addresses</u>. The Trustee will furnish or cause to be furnished by the Transfer Agent and Registrar to the Servicer, the Transferor, or the Paying Agent, within five Business Days after receipt by the Trustee of a request therefor from the Servicer, the Transferor or the Paying Agent, respectively, in writing, a list in such form as the Servicer, the Transferor or the Paying Agent may reasonably require, of the names and addresses of the Investor Certificateholders as of the most recent Record Date for payment of distributions to Investor Certificateholders. Unless otherwise provided in the related Supplement, holders of Investor Certificates evidencing Undivided Interests aggregating not less than 10% of the Investor Interest of the Investor Certificates of any Series (the "<u>Applicants</u>") may apply in writing to the Trustee, and if such application states that the Applicants desire to communicate with other Investor Certificateholders of any Series with respect to their rights under this Agreement or under the Investor Certificates and is accompanied by a copy of the communication which such Applicants propose to transmit, then the Trustee, after having been adequately indemnified by such Applicants for its costs and expenses, shall afford or shall cause the Transfer Agent and Registrar to afford such Applicants access during normal business hours to the most recent list of Certificateholders held by the Trustee and shall give the Servicer and the Transferor notice that such request has been made, within five Business Days after the receipt of such application. Such list shall be as of a date no more than 45 days prior to the date of receipt of such Applicants' request. Every Certificateholder, by receiving and holding a Certificate, agrees with the Trustee that neither the Trustee, the Servicer, the Transferor, the Transfer Agent and Registrar, nor any of their respective agents shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Certificateholders hereunder, regardless of the source from which such information was obtained.

Section 6.08. <u>Authenticating Agent</u>.

(a) The Trustee may appoint one or more authenticating agents with respect to the Certificates which shall be authorized to act on behalf of the Trustee in authenticating the Certificates in connection with the issuance, delivery, registration of transfer, exchange or repayment of the Certificates. Whenever reference is made in this Agreement to the authentication of Certificates by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication on behalf of the Trustee by an authenticating agent and a certificate of authentication executed on behalf of the Trustee by an authenticating agent. Each authenticating agent must be acceptable to the Transferor.

(b) Any institution succeeding to the corporate agency business of an authenticating agent shall continue to be an authenticating agent without the execution or filing of any paper or any further act on the part of the Trustee or such authenticating agent.

(c) An authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Transferor. The Trustee may at any time terminate the agency of an authenticating agent by giving notice of termination to such authenticating agent and to the Transferor. Upon receiving such a notice of resignation or upon such a termination, or in case at any time an authenticating agent shall cease to be acceptable to the Trustee or the Transferor, the Trustee promptly may appoint a successor authenticating agent. Any successor authenticating agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an authenticating agent. No successor authenticating agent shall be appointed unless acceptable to the Trustee and the Transferor.

(d)   The Trustee agrees to pay each authenticating agent from time to time reasonable compensation for its services under this Section 6.08, and the Trustee shall be entitled to be reimbursed and the Servicer shall reimburse the Trustee for such reasonable payments actually made, subject to the provisions of Section 11.05.

(e)   The provisions of Sections 11.01, 11.02 and 11.03 shall be applicable to any authenticating agent.

(f)   Pursuant to an appointment made under this Section 6.08, the Certificates may have endorsed thereon, in lieu of the Trustee's certificate of authentication, an alternate certificate of authentication in substantially the following form:

This is one of the certificates described in the Pooling and Servicing Agreement.

_____
as Authenticating Agent
 for the Trustee,

By: _____
Authorized Officer

Section 6.09. New Issuances.

(a)   Upon the issuance of Investor Certificates of a new Series, the Trustee shall issue to the Holder of the Transferor Certificate under Section 6.01, for execution and redelivery to the Trustee for authentication under Section 6.02, Investor Certificates of such Series. Each Investor Certificate of any such Series shall be substantially in the form specified in the related Supplement and shall bear upon its face the designation for such Series to which it belongs, as selected by the Transferor. Except as specified in any Supplement for a related Series, all Investor Certificates of any Series shall rank *pari passu* and be equally and ratably entitled as provided herein to the benefits hereof (except that the Credit Enhancement provided for any Series shall not be available for any other Series) without preference, priority or distinction on account of the actual time or times of authentication and delivery, all in accordance with the terms and provisions of this Agreement and the related Supplement.

(b)   The Holder of the Transferor Certificate may permit Investor Certificates of one or more new Series to be issued (each, a "New Issuance") by notifying the Trustee in writing at least three days in advance (a "New Issuance Notice") of the date upon which the New Issuance is to occur (a "New Issuance Date"). Any New Issuance Notice shall state the designation of any Series (and Class thereof, if applicable) to be issued on the New Issuance Date and, with respect to each such Series: (a) its Initial Investor Interest (or the method for calculating such Initial Investor Interest), (b) its Certificate Rate (or the method for allocating interest payments or other cash flows to such Series), if any, and (c) the Credit Enhancement Provider, if any, with respect to such Series. On the New Issuance Date, the Trustee shall authenticate and deliver the Investor Certificates of any such Series only upon delivery to it of the following: (a) a Supplement satisfying the criteria set forth in subsection 6.09(c) executed by the Transferor and specifying the Principal Terms of such Series, (b) the applicable Credit Enhancement, if any, (c) the agreement, if any, pursuant to which the Credit Enhancement Provider agrees to provide any Credit Enhancement, (d)(i) an Opinion of Counsel to the effect that, except to the extent otherwise stated in the related Supplement, the Investor Certificates of the newly issued Series will be treated as debt for federal income tax purposes and (ii) a Tax Opinion with respect to the issuance of such Series, (e) written confirmation from each Rating Agency that the New Issuance will not result in such Rating Agency's reducing or withdrawing its rating on any then outstanding Series as to which it is a Rating Agency, and (f) an Officer's Certificate signed by a Vice President (or any more senior officer) of the Transferor, that on the New Issuance Date (i) the Transferor, after giving effect to such New Issuance, would not be required to add Additional Accounts pursuant to subsection 2.06(a) and (ii) after giving effect to such New Issuance, the Transferor Interest would be at least equal to the Minimum Transferor Interest. In addition, the Transferor agrees to provide notice of new issuances of Series of Investor Certificates as may be required by and in accordance with Item 1121(a)(14) of Regulation AB. Upon satisfaction of such conditions, the Trustee shall issue the Investor Certificates of such Series and a new Transferor Certificate, if applicable, dated the New Issuance Date, as provided above. There is no limit to the number of New Issuances that may be performed under this Agreement.

(c)   In conjunction with a New Issuance, the parties hereto shall execute a Supplement, which shall specify the relevant terms with respect to the Investor Certificates of any newly issued Series, which may include without limitation: (i) its name or designation, (ii) the Initial Investor Interest or the method of calculating the Initial Investor Interest, (iii) the method of determining any adjusted Investor Interest, if applicable, (iv) the Certificate Rate (or formula for the determination thereof), (v) the Closing Date, (vi) each Rating Agency rating such Series, (vii) the name of the Clearing Agency, if any, (viii) the rights of the Holder of the Transferor Certificate that have been transferred to the Holders of such Series pursuant to such New Issuance (including any rights to allocations of Collections of Finance Charge Receivables and Principal Receivables), (ix) the interest payment date or dates and the date or dates from which interest shall accrue, (x) the periods during which or dates on which principal will be paid or accrued, (xi) the method of allocating Collections with respect to Principal Receivables for such Series and, if applicable, with respect to other Series, the method by which the principal amount of Investor Certificates of such Series shall amortize or accrete and the method for allocating Collections with respect to Finance Charge Receivables and Receivables in Defaulted Accounts, (xii) any other Collections with respect to Receivables or other amounts available to be paid with respect to such Series, (xiii) the names of any accounts to be used by such Series and the terms governing the operation of any such account and use of moneys therein, (xiv) the Series Servicing Fee and the Series Servicing Fee Percentage, (xv) the Minimum Transferor Interest and the Series Termination Date, (xvi) the terms of any Credit Enhancement with respect to such Series and the Credit Enhancement Provider, if applicable, (xvii) the base rate applicable to such Series, (xviii) the terms on which the Certificates of such Series may be repurchased or remarketed to other investors, (xix) any deposit into any account provided for such Series, (xx) the number of Classes of such Series and, if more than one Class, the rights and priorities of each such Class, (xxi) whether Interchange or other fees will be included in the funds available to be paid for such Series, (xxii) the priority of any Series with respect to any other Series, (xxiii) the Minimum Aggregate Principal Receivables, (xxiv) whether such Series will be part of a Group, (xxv) whether such Series will or may be a Companion Series and the Series with which it will be paired, if applicable, and (xxvi) any other relevant terms of such Series (including whether or not such Series will be pledged as collateral for an issuance of any other securities, including commercial paper) (all such terms, the "Principal Terms" of such Series). The terms of such Supplement may modify or amend the terms of this Agreement solely as applied to such new Series. If on the date of the issuance of such Series there is issued and outstanding one or more Series of Investor Certificates and no Series of Investor Certificates is currently rated by a Rating Agency, then as a condition to such New Issuance a nationally recognized investment banking firm or commercial bank shall also deliver to the Trustee an officer's certificate stating, in substance, that the New Issuance will not have an adverse effect on the timing or distribution of payments to the Investor Certificates of such other Series then issued and outstanding.

Section 6.10. Book-Entry Certificates. Unless otherwise provided in any related Supplement, the Investor Certificates, upon original issuance, shall be issued in the form of typewritten Certificates representing the Book-Entry Certificates, to be delivered to the depository specified in such Supplement (the "Depository") which shall be the Clearing Agency or Foreign Clearing Agency, by or on behalf of such Series. The Investor Certificates of each Series shall, unless otherwise provided in the related Supplement, initially be registered on the Certificate Register in the name of the nominee of the Clearing Agency or Foreign Clearing Agency. No Certificate Owner will receive a definitive certificate representing such Certificate Owner's interest in the related Series of Investor Certificates, except as provided in Section 6.12. Unless and until definitive, fully registered Investor Certificates of any Series ("Definitive Certificates") have been issued to Certificate Owners pursuant to Section 6.12:

      (i)   the provisions of this Section 6.10 shall be in full force and effect with respect to each such Series;

      (ii)   the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar and the Trustee may deal with the Clearing Agency and the Clearing Agency Participants for all purposes (including the making of distributions on the Investor Certificates of each such Series) as the authorized representatives of the Certificate Owners;

(iii)   to the extent that the provisions of this Section 6.10 conflict with any other provisions of this Agreement, the provisions of this Section 6.10 shall control with respect to each such Series; and

(iv)   the rights of Certificate Owners of each such Series shall be exercised only through the Clearing Agency or Foreign Clearing Agency and the applicable Clearing Agency Participants and shall be limited to those established by law and agreements between such Certificate Owners and the Clearing Agency or Foreign Clearing Agency and/or the Clearing Agency Participants. Pursuant to the Depository Agreement applicable to a Series, unless and until Definitive Certificates of such Series are issued pursuant to Section 6.12, the initial Clearing Agency will make book-entry transfers among the Clearing Agency Participants and receive and transmit distributions of principal and interest on the Investor Certificates to such Clearing Agency Participants.

Section 6.11. Notices to Clearing Agency. Whenever notice or other communication to the Certificateholders is required under this Agreement, unless and until Definitive Certificates shall have been issued to Certificate Owners pursuant to Section 6.12, the Trustee shall give all such notices and communications specified herein to be given to Holders of the Investor Certificates to the Clearing Agency or Foreign Clearing Agency for distribution to Holders of Investor Certificates.

Section 6.12. Definitive Certificates. If (i) (A) the Transferor advises the Trustee in writing that the Clearing Agency or Foreign Clearing Agency is no longer willing or able to discharge properly its responsibilities under the applicable Depository Agreement, and (B) the Trustee or the Transferor is unable to locate a qualified successor, (ii) the Transferor, at its option, advises the Trustee in writing that it elects to terminate the book-entry system through the Clearing Agency or Foreign Clearing Agency with respect to any Series of Certificates or (iii) after the occurrence of a Servicer Default, Certificate Owners of a Series representing beneficial interests aggregating not less than 50% of the Investor Interest of such Series advise the Trustee and the applicable Clearing Agency or Foreign Clearing Agency through the applicable Clearing Agency Participants in writing that the continuation of a book-entry system through the applicable Clearing Agency or Foreign Clearing Agency is no longer in the best interests of the Certificate Owners, the Trustee shall notify all Certificate Owners of such Series, through the applicable Clearing Agency Participants, of the occurrence of any such event and of the availability of Definitive Certificates to Certificate Owners of such Series requesting the same. Upon surrender to the Trustee of the Investor Certificates of such Series by the applicable Clearing Agency or Foreign Clearing Agency, accompanied by registration instructions from the applicable Clearing Agency or Foreign Clearing Agency for registration, the Trustee shall issue the Definitive Certificates of such Series. Neither the Transferor nor the Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Certificates of such Series all references herein to obligations imposed upon or to be performed by the applicable Clearing Agency or Foreign Clearing Agency shall be deemed to be imposed upon and performed by the Trustee, to the extent applicable with respect to such Definitive Certificates, and the Trustee shall recognize the Holders of the Definitive Certificates of such Series as Certificateholders of such Series hereunder.

Section 6.13. <u>Global Certificate; Euro-Certificate Exchange Date</u>. If specified in the related Supplement for any Series, the Investor Certificates may be initially issued in the form of a single temporary Global Certificate (the "<u>Global Certificate</u>") in bearer form, without interest coupons, in the denomination of the Initial Investor Interest and substantially in the form attached to the related Supplement. Unless otherwise specified in the related Supplement, the provisions of this <u>Section 6.13</u> shall apply to such Global Certificate. The Global Certificate will be authenticated by the Trustee upon the same conditions, in substantially the same manner and with the same effect as the Definitive Certificates. The Global Certificate may be exchanged in the manner described in the related Supplement for Registered or Bearer Certificates in definitive form.

Section 6.14. <u>Meetings of Certificateholders</u>. To the extent provided by the Supplement for any Series issued in whole or in part in Bearer Certificates, the Transferor or the Trustee may at any time call a meeting of the Certificateholders of such Series, to be held at such time and at such place as the Transferor or the Trustee, as the case may be, shall determine, for the purpose of approving a modification of or amendment to, or obtaining a waiver of, any covenant or condition set forth in this Agreement with respect to such Series or in the Certificates of such Series, subject to <u>Section 13.01</u> of this Agreement.

[End of Article VI]

ARTICLE VII

OTHER MATTERS RELATING
TO THE TRANSFEROR

Section 7.01. <u>Liability of the Transferor</u>. The Transferor shall be liable in accordance herewith to the extent of the obligations specifically undertaken by the Transferor; <u>provided</u>, <u>however</u>, that to the extent the Transferor's liabilities constitute monetary claims against the Transferor, such claims shall not constitute claims against the Trust Assets, and shall only constitute a monetary claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such liabilities from amounts paid to it as Holder of the Transferor Interest.

Section 7.02. <u>Merger or Consolidation of, or Assumption of the Obligations of, the Transferor</u>.

(a) The Transferor shall not consolidate with or merge into any other corporation or entity or convey or transfer its properties and assets substantially as an entirety to any Person, unless:

(i) the company or other entity formed by such consolidation or into which the Transferor is merged or the Person which acquires by conveyance or transfer the properties and assets of the Transferor substantially as an entirety shall be, if the Transferor is not the surviving entity, a corporation or limited liability company organized and existing under the laws of the United States of America or any State or the District of Columbia, and shall be a savings association, national banking association, a bank or other entity which is not eligible to be a debtor in a case under Title 11 of the United States Code or is a special purpose corporation or other special purpose entity whose powers and activities are limited to substantially the same degree as provided in the limited liability company agreement of Funding, and if the Transferor is not the surviving entity, shall expressly assume, by an agreement supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee and the Servicer, the performance of every covenant and obligation of the Transferor, as applicable hereunder and shall benefit from all the rights granted to the Transferor, as applicable hereunder. To the extent that any right, covenant or obligation of the Transferor, as applicable hereunder, is inapplicable to the successor entity, such successor entity shall be subject to such covenant or obligation, or benefit from such right, as would apply, to the extent practicable, to such successor entity. In furtherance hereof, in applying this <u>Section 7.02</u> to a successor entity, <u>Section 9.02</u> hereof shall be applied by reference to events of involuntary liquidation, receivership or conservatorship applicable to such successor entity as shall be set forth in the officer's certificate described in <u>subsection 7.02(a)(ii)</u>;

(ii) the Transferor shall have delivered to the Trustee an Officer's Certificate signed by a Vice President (or any more senior officer) of the Transferor stating that such consolidation, merger, conveyance or transfer and such supplemental agreement comply with this Section 7.02 and that all conditions precedent herein provided for relating to such transaction have been complied with and an Opinion of Counsel that such supplemental agreement is legal, valid and binding;

(iii)   each Rating Agency shall have notified the Transferor that such consolidation, merger, conveyance or transfer will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency; and

(iv)   the Transferor shall have delivered to the Trustee a Tax Opinion, dated the date of such consolidation, merger, conveyance or transfer, with respect thereto.

(b)   The obligations of the Transferor hereunder shall not be assignable nor shall any Person succeed to the obligations of the Transferor hereunder except for mergers, consolidations, assumptions or transfers in accordance with the provisions of the foregoing paragraph.

Section 7.03. Limitation on Liability. To the fullest extent permitted by applicable law, the directors, officers, members, employees or agents of the Transferor shall not be under any liability to the Trust, the Trustee, the Servicer, the Certificateholders, any Credit Enhancement Provider or any other Person hereunder or pursuant to any document delivered hereunder, it being expressly understood that all such liability is expressly waived and released as a condition of, and as consideration for, the execution of this Agreement and any Supplement and the issuance of the Certificates; provided, however, that this provision shall not protect the officers, directors, employees, or agents of the Transferor against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. To the fullest extent permitted by applicable law, the Transferor shall not be under any liability to the Trust, the Trustee, the Servicer, the Certificateholders, any Credit Enhancement Provider or any other Person for any action taken or for refraining from the taking of any action in its capacity as Transferor pursuant to this Agreement or any Supplement whether arising from express or implied duties under this Agreement or any Supplement; provided, however, that this provision shall not protect the Transferor against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. The Transferor and any director, officer, employee or agent may rely in good faith on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising hereunder.

Section 7.04. Liabilities. Notwithstanding Section 7.03 (and notwithstanding Sections 3.02, 8.03, 8.04 and 11.11), by entering into this Agreement, the Transferor agrees to be liable, directly to the injured party, for the entire amount of any losses, claims, damages or liabilities (other than those incurred by an Investor Certificateholder in the capacity of an investor in the Investor Certificates or those which arise from any action by any Investor Certificateholder) arising out of or based on the arrangement created by this Agreement (to the extent any property of the Trust is remaining after the Investor Certificateholders have been paid in full are insufficient to pay such losses, claims, damages or liabilities) and the actions of the Transferor taken pursuant hereto as though this Agreement created a partnership under the

Delaware Revised Uniform Partnership Act in which the Transferor was a general partner; provided, however, that to the extent the Transferor's liabilities pursuant to this Section 7.04 shall not constitute claims against the Trust Assets, and shall only constitute a monetary claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such liabilities from amounts paid to it as Holder of the Transferor Interest. The rights to the injured party provided by this Section 7.04 shall run directly to and be enforceable by such party subject to the limitations hereof. In the event of the appointment of a Successor Servicer, the Successor Servicer will (from its own assets and not from the assets of the Trust) indemnify and hold harmless the Transferor against and from any losses, claims, damages and liabilities of the Transferor as described in this Section 7.04 arising from the actions or omissions of such Successor Servicer.

[End of Article VII]

ARTICLE VIII

OTHER MATTERS RELATING
TO THE SERVICER

Section 8.01. Liability of the Servicer. The Servicer shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Servicer in such capacity herein.

Section 8.02. Merger or Consolidation of, or Assumption of the Obligations of, the Servicer. The Servicer shall not consolidate with or merge into any other corporation or entity or convey or transfer its properties and assets substantially as an entirety to any Person, unless:

(i)   the corporation or other entity formed by such consolidation or into which the Servicer is merged or the Person which acquires by conveyance or transfer the properties and assets of the Servicer substantially as an entirety shall be a corporation or entity organized and existing under the laws of the United States of America or any State or the District of Columbia, and shall be a savings association, national banking association, bank or other entity which is not eligible to be a debtor in a case under Title 11 of the United States Code and, if the Servicer is not the surviving entity, shall expressly assume, by an agreement supplemental hereto, executed and delivered to the Trustee and the Transferor in form satisfactory to the Trustee and the Transferor, the performance of every covenant and obligation of the Servicer hereunder (to the extent that any right, covenant or obligation of the Servicer, as applicable hereunder, is inapplicable to the successor entity, such successor entity shall be subject to such covenant or obligation, or benefit from such right, as would apply, to the extent practicable, to such successor entity);

(ii)   the Servicer shall have delivered to the Trustee and the Transferor an Officer's Certificate of the Servicer to the effect that such consolidation, merger, conveyance or transfer and such supplemental agreement comply with this Section 8.02 and that all conditions precedent herein provided for relating to such transaction have been complied with and an Opinion of Counsel that such supplemental agreement is legal, valid and binding with respect to the Servicer; and

(iii)   the Servicer shall have delivered notice to the Rating Agency of such consolidation, merger, conveyance or transfer.

Section 8.03. Limitation on Liability of the Servicer and Others. To the fullest extent permitted by applicable law, the directors, officers, employees or agents of the Servicer shall not be under any liability to the Trust, the Trustee, the Transferor, the Certificateholders, any Credit Enhancement Provider or any other Person hereunder or pursuant to any document delivered hereunder, it being expressly understood that all such liability is expressly waived and released as a condition of, and as consideration for, the execution of this

Agreement and any Supplement and the issuance of the Certificates; provided, however, that this provision shall not protect the directors, officers, employees and agents of the Servicer against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. To the fullest extent permitted by applicable law, except as provided in Section 8.04 with respect to the Transferor, the Trust and the Trustee, and their officers, directors, employees and agents, the Servicer shall not be under any liability to the Trust, the Transferor, the Trustee, their officers, directors, employees and agents, the Certificateholders or any other Person for any action taken or for refraining from the taking of any action in its capacity as Servicer pursuant to this Agreement or any Supplement; provided, however, that this provision shall not protect the Servicer against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of its reckless disregard of its obligations and duties hereunder or under any Supplement. The Servicer may rely in good faith on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising hereunder. The Servicer shall not be under any obligation to appear in, prosecute or defend any legal action which is not incidental to its duties to service the Receivables in accordance with this Agreement which in its reasonable opinion may involve it in any expense or liability.

Section 8.04. Servicer Indemnification of the Transferor, the Trust and the Trustee. To the fullest extent permitted by applicable law, the Servicer shall indemnify and hold harmless the Transferor, the Trust and the Trustee, and their officers, directors, members, employees and agents, from and against any reasonable loss, liability, expense, damage or injury suffered or sustained by reason of any acts or omissions or alleged acts or omissions of the Servicer with respect to activities of the Trust or the Trustee pursuant to this Agreement or any Supplement, including, but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim; provided, however, that the Servicer shall not indemnify any Person who would otherwise be entitled to indemnity under the terms of this Section 8.04, with respect to (i) acts, omissions or alleged acts or omissions that are done or made in compliance or consistent with this Agreement or any Supplement or that constitute or are caused by fraud, negligence, or willful misconduct by such Person, (ii) any liabilities, costs or expenses of such Person with respect to any action taken at the request of the Investor Certificateholders, (iii) any losses, claims or damages incurred by such Person in its capacity as investor, including, without limitation, losses incurred as a result of Defaulted Accounts or Receivables which are written off as uncollectible, or (iv) any liabilities, costs or expenses of such Person arising under any tax law, including without limitation, any federal, state, local or foreign income or franchise taxes or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith) required to be paid by such Person in connection herewith to any taxing authority. Any such indemnification shall not be payable from Trust Assets. The provisions of this indemnity shall run directly to and be enforceable by an injured party subject to the limitations hereof.

Section 8.05. The Servicer Not to Resign. The Servicer shall not resign from the obligations and duties hereby imposed on it except upon determination that (i) the performance of its duties hereunder is no longer permissible under applicable law and (ii) there is no reasonable action which the Servicer could take to make the performance of its duties hereunder permissible under applicable law. Any such determination permitting the resignation of the Servicer shall be evidenced as to clause (i) above by an Opinion of Counsel and as to clause (ii) by an Officer's Certificate of the Servicer, each to such effect delivered to the Trustee and the Transferor. No such resignation shall become effective until the Trustee or a Successor Servicer shall have assumed the responsibilities and obligations of the Servicer in accordance with Section 10.02 hereof. If the Trustee is unable within 120 days of the date of such determination to appoint a Successor Servicer, the Trustee shall serve as Successor Servicer hereunder.

Section 8.06. Access to Certain Documentation and Information Regarding the Receivables. The Servicer shall provide to the Trustee and the Transferor access to the documentation regarding the Accounts and the Receivables in such cases where the Trustee is required in connection with the enforcement of the rights of the Investor Certificateholders, or by applicable statutes or regulations to review such documentation, such access being afforded without charge but only (i) upon reasonable request, (ii) during normal business hours, (iii) subject to the Servicer's normal security and confidentiality procedures and (iv) at offices designated by the Servicer. Nothing in this Section 8.06 shall derogate from the obligation of the Transferor, the Trustee or the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors and the failure of the Servicer to provide access as provided in this Section 8.06 as a result of such obligations shall not constitute a breach of this Section 8.06.

Section 8.07. Delegation of Duties. In the ordinary course of business, the Servicer may at any time delegate any duties hereunder to any Person who agrees to conduct such duties in accordance with the Credit Card Guidelines. Any such delegations shall not relieve the Servicer of its liability and responsibility with respect to such duties, and shall not constitute a resignation within the meaning of Section 8.05 hereof. Notice of any such delegation shall be given to each Rating Agency and the Transferor.

Section 8.08. Examination of Records. The Servicer shall clearly and unambiguously identify each Account (including any Additional Account designated pursuant to Section 2.06) in its computer or other records to reflect that the Receivables arising in such Account have been conveyed to the Trust pursuant to this Agreement. The Servicer shall, prior to the sale or transfer to a third party of any receivable held in its custody, examine its computer and other records to determine that such receivable is not a Receivable.

[End of Article VIII]

ARTICLE IX

PAY OUT EVENTS

Section 9.01. <u>Pay Out Events</u>. If any one of the following events (each, a "<u>Trust Pay Out Event</u>") shall occur:

(a) the Account Owner shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Account Owner or all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Account Owner; or such Account Owner shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

(b) BACCS shall consent to the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to BACCS or relating to all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against BACCS; or BACCS shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, bankruptcy or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

(c) the Transferor shall consent to the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Transferor or relating to all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Transferor; or the Transferor shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, bankruptcy or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations (any such event described in this clause (c) or in clause (a) or (b) above, an "<u>Insolvency Event</u>");

(d) the Transferor shall become unable for any reason to transfer Receivables to the Trust in accordance with the provisions of this Agreement, BACCS shall become unable for any reason to transfer such Receivables to Funding in accordance with the provisions of the Receivables Purchase Agreement, or the Account Owner shall become unable for any reason to transfer such Receivables to BACCS in accordance with the provisions of the applicable receivables sale agreement; or

(e)   the Trust shall become subject to regulation by the Commission as an "investment company" within the meaning of the Investment Company Act;

then a Pay Out Event with respect to all Series of Certificates shall occur without any notice or other action on the part of the Trustee or the Investor Certificateholders immediately upon the occurrence of such event.

Section 9.02. Additional Rights upon the Occurrence of Certain Events. If an Insolvency Event with respect to the Transferor pursuant to subsection 9.01(c) occurs, the Transferor shall on the day of such Insolvency Event immediately cease to transfer Principal Receivables to the Trustee and shall promptly give notice to the Trustee and the Servicer of such Insolvency Event. Notwithstanding any cessation of the transfer to the Trustee of additional Principal Receivables, Finance Charge Receivables, whenever created, accrued in respect of Principal Receivables which have been transferred to the Trustee shall continue to be a part of the Trust, and Collections with respect thereto shall continue to be allocated and paid in accordance with Article IV.

[End of Article IX]

ARTICLE X

SERVICER DEFAULTS

Section 10.01. <u>Servicer Defaults</u>. If any one of the following events (a "<u>Servicer Default</u>") shall occur and be continuing:

(a)   any failure by the Servicer to make any payment, transfer or deposit or to give instructions or notice to the Trustee pursuant to <u>Article IV</u> or to instruct the Trustee to make any required drawing, withdrawal, or payment under any Credit Enhancement on or before the date occurring five Business Days after the date such payment, transfer, deposit, withdrawal or drawing or such instruction or notice is required to be made or given, as the case may be, under the terms of this Agreement;

(b)   failure on the part of the Servicer duly to observe or perform in any respect any other covenants or agreements of the Servicer set forth in this Agreement, which has a material adverse effect on the Investor Certificateholders of any Series and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Trustee or the Transferor, or to the Servicer, the Transferor and the Trustee by the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of any Series adversely affected thereby and continues to materially adversely affect such Investor Certificateholders for such period; or the Servicer shall delegate its duties under this Agreement, except as permitted by <u>Section 8.07</u>;

(c)   any representation, warranty or certification made by the Servicer in this Agreement or in any certificate delivered pursuant to this Agreement shall prove to have been incorrect when made, which has a material adverse effect on the Investor Certificateholders of any Series and which continues to be incorrect in any material respect for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Trustee or the Transferor, or to the Servicer, the Transferor and the Trustee by the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of any Series adversely affected thereby and continues to materially adversely affect such Investor Certificateholders for such period; or

(d)   the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Servicer or of or relating to all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Servicer, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days; or the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make any assignment for the benefit of its creditors or voluntarily suspend payment of its obligations; then, so long as such Servicer Default shall not have been remedied, either the Trustee, or the Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Aggregate Investor Interest, by notice then given in writing to the Servicer (and to the Trustee and the Transferor if given by the Investor Certificateholders) (a "Termination Notice"), may terminate all of the rights and obligations of the Servicer as Servicer under this Agreement. After receipt by the Servicer of such Termination Notice, and on the date that a Successor Servicer shall have been appointed by the Trustee pursuant to Section 10.02, all authority and power of the Servicer under this Agreement shall pass to and be vested in a Successor Servicer; and, without limitation, the Trustee is hereby authorized and empowered (upon the failure of the Servicer to cooperate) to execute and deliver, on behalf of the Servicer, as attorney-in-fact or otherwise, all documents and other instruments upon the failure of the Servicer to execute or deliver such documents or instruments, and to do and accomplish all other acts or things necessary or appropriate to effect the purposes of such transfer of servicing rights and obligations. The Servicer agrees to cooperate with the Trustee and such Successor Servicer in effecting the termination of the responsibilities and rights of the Servicer to conduct servicing hereunder including, without limitation, the transfer to such Successor Servicer of all authority of the Servicer to service the Receivables provided for under this Agreement, including, without limitation, all authority over all Collections which shall on the date of transfer be held by the Servicer for deposit, or which have been deposited by the Servicer, in the Collection Account, the Finance Charge Account, the Principal Account, and any Series Account, or which shall thereafter be received with respect to the Receivables, and in assisting the Successor Servicer and in enforcing all rights to Insurance Proceeds, Recoveries and Interchange (if any) applicable to the Trust. The Servicer shall promptly transfer its electronic records or electronic copies thereof relating to the Receivables to the Successor Servicer in such electronic form as the Successor Servicer may reasonably request and shall promptly transfer to the Successor Servicer all other records, correspondence and documents necessary for the continued servicing of the Receivables in the manner and at such times as the Successor Servicer shall reasonably request. To the extent that compliance with this Section 10.01 shall require the Servicer to disclose to the Successor Servicer information of any kind which the Servicer reasonably deems to be confidential, the Successor Servicer shall be required to enter into such customary licensing and confidentiality agreements as the Servicer shall deem necessary to protect its interests. The Servicer shall, on the date of any servicing transfer, transfer all of its rights and obligations under the Credit Enhancement with respect to any Series to the Successor Servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to in subsection 10.01(a) for a period of 10 Business Days or under subsection 10.01(b) or (c) for a period of 60 Business Days, shall not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the Servicer and such delay or failure was caused by an act of God or the public enemy, acts of declared or undeclared war, public disorder, rebellion, riot or sabotage, epidemics, landslides, lightning, fire, hurricanes, tornadoes, earthquakes, nuclear disasters or meltdowns, floods, power outages or similar causes. The preceding sentence shall not relieve the Servicer from using its best efforts to perform its obligations in a timely manner in accordance with the terms of this Agreement and the Servicer shall provide the Trustee, any Credit Enhancement Provider, the Transferor and the Holders of

Investor Certificates with an Officer's Certificate of the Servicer giving prompt notice of such failure or delay by it, together with a description of the cause of such failure or delay and its efforts so to perform its obligations.

Section 10.02. <u>Trustee to Act; Appointment of Successor</u>.

(a)   On and after the receipt by the Servicer of a Termination Notice pursuant to <u>Section 10.01</u>, the Servicer shall continue to perform all servicing functions under this Agreement until the date specified in the Termination Notice or otherwise specified by the Trustee in writing or, if no such date is specified in such Termination Notice, or otherwise specified by the Trustee, until a date mutually agreed upon by the Servicer and Trustee. The Trustee shall notify each Rating Agency and the Transferor of such removal of the Servicer. The Trustee shall, as promptly as possible after the giving of a Termination Notice appoint a successor servicer (the "<u>Successor Servicer</u>"), and such Successor Servicer shall accept its appointment by a written assumption in a form acceptable to the Trustee. The Trustee may obtain bids from any potential successor servicer. If the Trustee is unable to obtain any bids from any potential successor servicer and the Servicer delivers an Officer's Certificate of the Servicer to the effect that it cannot in good faith cure the Servicer Default which gave rise to a Termination Notice, and if the Trustee is legally unable to act as Successor Servicer, then the Trustee shall notify the Transferor and each Credit Enhancement Provider of the proposed sale of the Receivables and shall provide each such Credit Enhancement Provider an opportunity to bid on the Receivables and, except in the case of a Servicer Default set forth in <u>subsection 10.01(d)</u>, shall offer the Transferor the right of first refusal to purchase the Receivables on terms equivalent to the best purchase offer as determined by the Trustee, but in no event less than an amount equal to the Aggregate Investor Interest on the date of such purchase <u>plus</u> all interest accrued but unpaid on all of the outstanding Investor Certificates at the applicable Certificate Rate through the date of such purchase; <u>provided</u>, <u>however</u>, that if the short-term deposits or long-term unsecured debt obligations of the Transferor are not rated at the time of such purchase at least P-3 or Baa3, respectively, by Moody's, if Moody's is a Rating Agency with respect to any Series of Certificates outstanding, no such purchase by the Transferor shall occur unless the Transferor shall deliver an Opinion of Counsel reasonably acceptable to the Trustee that such purchase would not constitute a fraudulent conveyance of the Transferor. The proceeds of such sale shall be deposited in the Distribution Account or any Series Account, as provided in the related Supplement, for distribution to the Investor Certificateholders of each outstanding Series pursuant to <u>Section 12.03</u> of this Agreement. In the event that a Successor Servicer has not been appointed and has not accepted its appointment at the time when the Servicer ceases to act as Servicer, the Trustee without further action shall automatically be appointed the Successor Servicer. Notwithstanding the above, the Trustee shall, if it is legally unable so to act, petition a court of competent jurisdiction to appoint any established financial institution having, in the case of an entity that is subject to risk-based capital adequacy requirements, risk-based capital of at least $50,000,000 or, in the case of an entity that is not subject to risk-based capital requirements, having a net worth of not less than $50,000,000 and whose regular business includes the servicing of VISA®, MasterCard® or American Express® credit card receivables as the Successor Servicer hereunder.

(b)   Upon its appointment, the Successor Servicer shall be the successor in all respects to the Servicer with respect to servicing functions under this Agreement and shall be subject to all the responsibilities, duties and liabilities relating thereto placed on the Servicer by the terms and provisions hereof, and all references in this Agreement to the Servicer shall be deemed to refer to the Successor Servicer. Any Successor Servicer, by its acceptance of its appointment, will automatically agree to be bound by the terms and provisions of each Credit Enhancement.

(c)   In connection with such appointment and assumption, the Trustee shall be entitled to such compensation, or may make such arrangements for the compensation of the Successor Servicer out of Collections, as it and such Successor Servicer shall agree; provided, however, that no such compensation shall be in excess of the Servicing Fee permitted to the Servicer pursuant to Section 3.02. The Transferor agrees that if the Servicer is terminated hereunder, it will agree to deposit with the Trustee a portion of the Collections in respect of Finance Charge Receivables that it is entitled to receive pursuant to Article IV to pay its share of the compensation of the Successor Servicer.

(d)   All authority and power granted to the Servicer or any Successor Servicer under this Agreement shall automatically cease and terminate upon termination of the Trust pursuant to Section 12.01 and shall pass to and be vested in the Transferor and, without limitation, the Transferor is hereby authorized and empowered to execute and deliver, on behalf of the Successor Servicer, as attorney-in-fact or otherwise, all documents and other instruments, and to do and accomplish all other acts or things necessary or appropriate to effect the purposes of such transfer of servicing rights. The Successor Servicer agrees to cooperate with the Transferor in effecting the termination of the responsibilities and rights of the Successor Servicer to conduct servicing on the Receivables. The Successor Servicer shall transfer its electronic records relating to the Receivables to the Transferor in such electronic form as the Transferor may reasonably request and shall transfer all other records, correspondence and documents to the Transferor in the manner and at such times as the Transferor shall reasonably request. To the extent that compliance with this Section 10.02 shall require the Successor Servicer to disclose to the Transferor information of any kind which the Successor Servicer deems to be confidential, the Transferor shall be required to enter into such customary licensing and confidentiality agreements as the Successor Servicer shall deem necessary to protect its interests.

Section 10.03. Notification to Certificateholders. Within two Business Days after the Servicer becomes aware of any Servicer Default, the Servicer shall give prompt written notice thereof to the Trustee, the Transferor, Standard & Poor's, Moody's, Fitch and any Credit Enhancement Provider and the Trustee shall give notice to the Investor Certificateholders at their respective addresses appearing in the Certificate Register. Upon any termination or appointment of a Successor Servicer pursuant to this Article X, the Trustee shall give prompt written notice thereof to the Transferor and to Investor Certificateholders at their respective addresses appearing in the Certificate Register.

Section 10.04.   Waiver of Past Defaults. The Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 66-2/3% of the Investor Interest of each Series adversely affected by any default by the Servicer or the Transferor may, on behalf of all Certificateholders of such Series, waive any default by the Servicer or the Transferor in the performance of its respective obligations hereunder and its consequences, except a default in the failure to make any required deposits or payments of interest or principal relating to such Series pursuant to <u>Article IV</u> which default does not result from the failure of the Paying Agent to perform its obligations to make any required deposits or payments of interest and principal in accordance with <u>Article IV</u>. Upon any such waiver of a past default, such default shall cease to exist, and any default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

[End of Article X]

ARTICLE XI

THE TRUSTEE

Section 11.01. Duties of Trustee.

(a)   The Trustee, prior to the occurrence of any Servicer Default and after the curing of all Servicer Defaults which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement. If a Responsible Officer has received written notice that a Servicer Default has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   The Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee which are specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they substantially conform to the requirements of this Agreement.

(c)   Subject to subsection 11.01(a), no provision of this Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own misconduct; provided, however, that:

(i)   the Trustee shall not be personally liable for an error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(ii)   the Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Investor Interest of any Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee in relation to such Series, under this Agreement; and

(iii)   the Trustee shall not be charged with knowledge of any failure by the Servicer referred to in clauses (a) and (b) of Section 10.01 unless a Responsible Officer of the Trustee obtains actual knowledge of such failure or the Trustee receives written notice of such failure from the Servicer, the Transferor or any Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 10% of the Investor Interest of any Series adversely affected thereby.

(d)   The Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it, and none of the provisions contained in this Agreement shall in any event require the Trustee to perform, or be responsible for the manner of performance of, any of the obligations of the Servicer under this Agreement except during such time, if any, as the Trustee shall be the successor to, and be vested with the rights, duties, powers and privileges of, the Servicer in accordance with the terms of this Agreement.

(e)   Except for actions expressly authorized by this Agreement, the Trustee shall take no action reasonably likely to impair the interests of the Trust in any Receivable now existing or hereafter created or to impair the value of any Receivable now existing or hereafter created.

(f)   Except as provided in this subsection 11.01(f), the Trustee shall have no power to vary the corpus of the Trust including, without limitation, the power to (i) accept any substitute obligation for a Receivable initially assigned to the Trust under Section 2.01 or Section 2.06 hereof, (ii) add any other investment, obligation or security to the Trust, except for an addition permitted under Section 2.06 or (iii) withdraw from the Trust any Receivables, except for a withdrawal permitted under Sections 2.07, 9.02, 10.02, 12.01 or 12.02 or subsections 2.04(d), 2.04(e) or Article IV.

(g)   Subject to subsection 11.01(d) above, in the event that the Paying Agent or the Transfer Agent and Registrar (if other than the Trustee) shall fail to perform any obligation, duty or agreement in the manner or on the day required to be performed by the Paying Agent or the Transfer Agent and Registrar, as the case may be, under this Agreement, the Trustee shall be obligated promptly to perform such obligation, duty or agreement in the manner so required.

(h)   If the applicable Account Owner, BACCS, or the Transferor has agreed to transfer any of its credit card receivables (other than the Receivables) to another Person, upon the written request of the applicable Account Owner, BACCS, or the Transferor, the Trustee will enter into such intercreditor agreements with the transferee of such receivables as are customary and necessary to identify separately the rights, if any, of the Trust and such other Person in the applicable Account Owner's, BACCS's, or the Transferor's credit card receivables; provided, that the Trust shall not be required to enter into any intercreditor agreement which could adversely affect the interests of the Certificateholders and, upon the request of the Trustee, the applicable Account Owner, BACCS, or the Transferor, as applicable, will deliver an Opinion of Counsel on any matters relating to such intercreditor agreement, reasonably requested by the Trustee.

Section 11.02. Certain Matters Affecting the Trustee. Except as otherwise provided in Section 11.01:

(a)   the Trustee may rely on and shall be protected in acting on, or in refraining from acting in accordance with, any assignment of Receivables in Additional Accounts, the initial report, the monthly Servicer's certificate, the annual Servicer's certificate, the monthly payment instructions and notification to the Trustee, the monthly Certificateholder's statement, any resolution, Officer's Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it to be genuine and to have been signed or presented to it pursuant to this Agreement by the proper party or parties;

(b)   the Trustee may consult with counsel, and any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such Opinion of Counsel;

(c)   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement or any Credit Enhancement, or to institute, conduct or defend any litigation hereunder or in relation hereto, or institute or conduct any proceeding (including, but without limitation, any arbitration or mediation provided for under Section 2.10), at the request, order or direction of any of the Certificateholders or any Credit Enhancement Provider, pursuant to the provisions of this Agreement, unless such Certificateholders or Credit Enhancement Provider shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby; nothing contained herein shall, however, relieve the Trustee of the obligations, upon the occurrence of any Servicer Default (which has not been cured), to exercise such of the rights and powers vested in it by this Agreement and any Credit Enhancement, and to use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs;

(d)   the Trustee shall not be personally liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(e)   the Trustee shall not be bound to make any investigation into the facts of matters stated in any assignment of Receivables in Additional Accounts, the initial report, the monthly Servicer's certificate, the annual Servicer's certificate, the monthly payment instructions and notification to the Trustee, the monthly Certificateholder's statement, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing so to do by Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Investor Interest of any Series;

(f)   the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys or a custodian, and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent, attorney or custodian appointed with due care by it hereunder; and

(g)   except as may be required by subsection 11.01(a), the Trustee shall not be required to make any initial or periodic examination of any documents or records related to the Receivables or the Accounts for the purpose of establishing the presence or absence of defects, the compliance by the Transferor with its representations and warranties or for any other purpose.

Section 11.03. <u>Trustee Not Liable for Recitals in Certificates</u>. The Trustee assumes no responsibility for the correctness of the recitals contained in this Agreement and in the Certificates (other than the certificate of authentication on the Certificates). Except as set forth in <u>Section 11.15</u>, the Trustee makes no representations as to the validity or sufficiency of this Agreement or of the Certificates (other than the certificate of authentication on the Certificates) or of any Receivable or related document. The Trustee shall not be accountable for the use or application by the Transferor of any of the Certificates or of the proceeds of such Certificates, or for the use or application of any funds paid to the Transferor or to the holder of the Transferor Certificate in respect of the Receivables or deposited in or withdrawn from the Collection Account, the Principal Account or the Finance Charge Account, or any Series Account by the Servicer.

Section 11.04. <u>Trustee May Own Certificates</u>. The Trustee in its individual or any other capacity may become the owner or pledgee of Investor Certificates with the same rights as it would have if it were not the Trustee.

Section 11.05. <u>The Servicer to Pay Trustee's Fees and Expenses</u>. The Servicer covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to receive, reasonable compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) for all services rendered by it in the execution of the Trust hereby created and in the exercise and performance of any of the powers and duties hereunder of the Trustee, and, subject to <u>Section 8.04</u>, the Servicer will pay or reimburse the Trustee (without reimbursement from any Investor Account, any Series Account or otherwise) upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Agreement except any such expense, disbursement or advance as may arise from its own negligence or bad faith and except as provided in the following sentence. The Servicer will have no liability under this <u>Section 11.05</u> (or under <u>Section 8.04</u>) for any indemnity, compensation, expenses, disbursements, advances, or other amounts that arise after the date of its resignation or termination under this Agreement, but instead the Successor Servicer that is appointed in its place will incur that liability.

The obligations of the Servicer under this <u>Section 11.05</u> shall survive the termination of the Trust and the resignation or removal of the Trustee.

Section 11.06. <u>Eligibility Requirements for Trustee</u>. The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or any state thereof authorized under such laws to exercise corporate trust powers, having a long-term unsecured debt rating of at least Baa3 by Moody's, BBB- by Standard & Poor's and BBB by Fitch having, in the case of an entity that is subject to risk-based capital adequacy requirements, risk-based capital of at least $50,000,000 or, in the case of an entity that is not subject to risk-based capital adequacy requirements, having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purpose of this <u>Section 11.06</u>, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 11.06, the Trustee shall resign immediately in the manner and with the effect specified in Section 11.07.

Section 11.07. Resignation or Removal of Trustee.

(a) The Trustee may at any time resign and be discharged from the Trust hereby created by giving written notice thereof to the Servicer and the Transferor. Upon receiving such notice of resignation, the Transferor shall promptly appoint a successor trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor trustee.

(b) If at any time the Trustee shall cease to be eligible in accordance with the provisions of Section 11.06 hereof and shall fail to resign after written request therefor by the Transferor, or if at any time the Trustee shall be legally unable to act, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Transferor may, but shall not be required to, remove the Trustee and promptly appoint a successor trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee.

(c) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 11.07 shall not become effective until acceptance of appointment by the successor trustee as provided in Section 11.08 hereof and any liability of the Trustee arising hereunder shall survive such appointment of a successor trustee.

Section 11.08. Successor Trustee.

(a) Any successor trustee appointed as provided in Section 11.07 hereof shall execute, acknowledge and deliver to the Transferor, the Servicer and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with the like effect as if originally named as Trustee herein. The predecessor Trustee shall deliver to the successor trustee all documents and statements held by it hereunder, and the Transferor, the Servicer and the predecessor Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for fully and certainly vesting and confirming in the successor trustee all such rights, powers, duties and obligations.

(b)   No successor trustee shall accept appointment as provided in this Section 11.08 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 11.06 hereof and shall be an Eligible Servicer, and, if Standard & Poor's is then a Rating Agency, unless Standard & Poor's shall have consented to such appointment.

(c)   Upon acceptance of appointment by a successor trustee as provided in this Section 11.08, such successor trustee shall mail notice of such succession hereunder to Fitch and to all Certificateholders at their addresses as shown in the Certificate Register.

Section 11.09. Merger or Consolidation of Trustee. Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be eligible under the provisions of Section 11.06 hereof, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 11.10. Appointment of Co-Trustee or Separate Trustee.

(a)   Notwithstanding any other provisions of this Agreement, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the Trust may at the time be located, the Trustee shall have the power and may execute and deliver all instruments, subject to the prior written consent of the Transferor, to appoint one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, of all or any part of the Trust, and to vest in such Person or Persons, in such capacity and for the benefit of the Certificateholders, such title to the Trust, or any part thereof, and, subject to the other provisions of this Section 11.10, such powers, duties, obligations, rights and trusts as the Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 11.06 and no notice to Certificateholders of the appointment of any co-trustee or separate trustee shall be required under Section 11.08 hereof.

(b)   Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)   all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Trustee joining in such act), except to the extent that under any laws of any jurisdiction in which any particular act or acts are to be performed (whether as Trustee hereunder or as successor to the Servicer hereunder), the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Trust or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Trustee;

(ii)   no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

(iii)   the Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

(c)   Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article XI. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. Every such instrument shall be filed with the Trustee and a copy thereof given to the Servicer and the Transferor.

(d)   Any separate trustee or co-trustee may at any time constitute the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect to this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 11.11. Tax Returns; Tax Liability.

(a)   In the event the Trust shall be required to file tax returns, the Transferor, at its own expense, as soon as practicable after it is made aware of such requirement, shall prepare or cause to be prepared any tax returns required to be filed by the Trust and, to the extent possible, shall remit such returns to the Trustee for signature at least five days before such returns are due to be filed. The Trustee is hereby authorized to sign and file any such return on behalf of the Trust. The Servicer shall prepare or shall cause to be prepared all tax information required by law to be distributed to Certificateholders and shall deliver such information to the Trustee at least five days prior to the date it is required by law to be distributed to Certificateholders. The Servicer and the Trustee, upon request, will furnish the Transferor with all such information known to them as may be reasonably required in connection with the preparation of all tax returns of the Trust.

(b)   In no event shall the Trustee, the Transferor, or the Servicer be liable for any liabilities, costs or expenses of the Trust, the Investor Certificateholders or the Certificate Owners arising under any tax law, including without limitation federal, state, local or foreign income or excise taxes or any other tax imposed on or measured by income (or any interest or penalty with respect thereto or arising from a failure to comply therewith). To the fullest extent permitted by applicable law, the Transferor shall indemnify and hold harmless the Servicer and the Trustee, and their officers, directors, members, employees and agents, from and against any reasonable loss, liability, expense, damage or injury of arising under any tax law, including without limitation, any federal, state, local or foreign income or franchise taxes or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith) required to be paid by the Trust, the Investor Certificateholders or the Certificate Owners in connection herewith to any taxing authority; provided, however, that to the extent the Transferor's liabilities under this subsection 11.11(b) constitute monetary claims against the Transferor, such claims shall not constitute claims against the Trust Assets, and shall only constitute a monetary claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such liabilities from amounts paid to it as Holder of the Transferor Interest. The provisions of this indemnity shall run directly to and be enforceable by an injured party subject to the limitations hereof.

Section 11.12. Trustee May Enforce Claims Without Possession of Certificates. All rights of action and claims under this Agreement or any Series of Certificates may be prosecuted and enforced by the Trustee without the possession of any of the Certificates or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee. Any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of any Series of Certificateholders in respect of which such judgment has been obtained.

Section 11.13. Suits for Enforcement. If a Servicer Default shall occur and be continuing, the Trustee, in its discretion may, subject to the provisions of Sections 10.01 and 11.14, proceed to protect and enforce its rights and the rights of any Series of Certificateholders under this Agreement by a suit, action or proceeding in equity or at law or otherwise, whether for the specific performance of any covenant or agreement contained in this Agreement or in aid of the execution of any power granted in this Agreement or for the enforcement of any other legal, equitable or other remedy as the Trustee, being advised by counsel, shall deem most effectual to protect and enforce any of the rights of the Trustee or any Series of Certificateholders.

Section 11.14. Rights of Certificateholders to Direct Trustee. Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Aggregate Investor Interest (or, with respect to any remedy, trust or power that does not relate to all Series, 50% of the Aggregate Investor Interest of the Investor Certificates of all Series to which such remedy, trust or power relates) shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided, however, that, subject to Section 11.01, the Trustee shall have the right to decline to follow any such direction if the Trustee being advised by counsel determines that the action so directed may not lawfully be taken, or if the Trustee in good faith shall, by a Responsible Officer or Responsible Officers of the Trustee, determine that the proceedings so directed would be illegal or involve it in personal liability or be unduly prejudicial to the rights of Certificateholders not parties to such direction; and provided further that nothing in this Agreement shall impair the right of the Trustee to take any action deemed proper by the Trustee and which is not inconsistent with such direction of such Holders of Investor Certificates.

Section 11.15. <u>Representations and Warranties of Trustee</u>. The Trustee represents and warrants that:

(i)   the Trustee is a banking corporation organized, existing and authorized to engage in the business of banking under the laws of the State of New York;

(ii)   the Trustee has full power, authority and right to execute, deliver and perform this Agreement, and has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement; and

(iii)   this Agreement has been duly executed and delivered by the Trustee.

Section 11.16.   <u>Maintenance of Office or Agency</u>. The Trustee will maintain at its expense in the City of New York an office or offices, or agency or agencies, where notices and demands to or upon the Trustee in respect of the Certificates and this Agreement may be served. The Trustee initially appoints its Corporate Trust Office as its office for such purposes in New York. The Trustee will give prompt written notice to the Servicer, the Transferor, and Certificateholders (or in the case of Holders of Bearer Certificates, in the manner provided for in the related Supplement) of any change in the location of the Certificate Register or any such office or agency.

[End of Article XI]

ARTICLE XII

TERMINATION

Section 12.01.   Termination of Trust.

(a)   The respective obligations and responsibilities of the Transferor, the Servicer and the Trustee created hereby (other than the obligation of the Trustee to make payments to Certificateholders as hereafter set forth) shall terminate, except with respect to the duties described in Section 11.05 and subsections 2.04(c) and 12.03(b), on the Trust Termination Date; provided, however, that the Trust shall not terminate on the date specified in clause (i) of the definition of "Trust Termination Date" if each of the Transferor and the Holder of the Transferor Certificate notify the Trustee in writing, not later than five Business Days preceding such date, that they desire that the Trust not terminate on such date, which notice (such notice, a "Trust Extension") shall specify the date on which the Trust shall terminate (such date, the "Extended Trust Termination Date"); provided, however, that the Extended Trust Termination Date shall be not later than August 31, 2064. The Transferor and the Holder of the Transferor Certificate may, on any date following the Trust Extension, so long as no Series of Certificates is outstanding, deliver a notice in writing to the Trustee changing the Extended Trust Termination Date.

(b)   All principal or interest with respect to any Series of Investor Certificates shall be due and payable no later than the Series Termination Date with respect to such Series. Unless otherwise provided in a Supplement, in the event that the Investor Interest of any Series of Certificates is greater than zero on its Series Termination Date (after giving effect to all transfers, withdrawals, deposits and drawings to occur on such date and the payment of principal to be made on such Series on such date), the Trustee will sell or cause to be sold, and pay the proceeds first, to all Certificateholders of such Series pro rata and in accordance with the priority for each Class within such Series as provided in the related Supplement, in final payment of all principal of and accrued interest on such Series of Certificates, and second, as provided in the related Supplement, an amount of Principal Receivables and the related Finance Charge Receivables (or interests therein) up to 110% of the sum of the Investor Interest of such Series plus the Enhancement Invested Amount or the Collateral Interest (if not included in the Investor Interest) of such Series, if any, at the close of business on such date (but not more than the applicable Investor Percentage of Principal Receivables and the related Finance Charge Receivables on such date for such Series). The Trustee shall notify each Credit Enhancement Provider of the proposed sale of such Receivables and shall provide each Credit Enhancement Provider an opportunity to bid on such Receivables. Neither the Transferor nor any Affiliate of the Transferor nor any agent of the Transferor shall be permitted to purchase such Receivables in such case. Any proceeds of such sale in excess of such principal and interest paid and such other amounts paid pursuant to the related Supplement shall be paid to the Holder of the Transferor Certificate. Upon such Series Termination Date with respect to the applicable Series of Certificates, final payment of all amounts allocable to any Investor Certificates of such Series shall be made in the manner provided in Section 12.03.

(c)   The Trust shall not be terminated or revoked except in accordance with this Section 12.01. The dissolution, termination, bankruptcy, conservatorship, or receivership of the Transferor, the Servicer, or any Certificateholder shall not result in the termination or dissolution of the Trust.

Section 12.02. Optional Purchase.

(a)   If so provided in any Supplement, the Transferor (so long as the Transferor is the Servicer or an Affiliate of the Servicer) may, but shall not be obligated to, cause a final distribution to be made in respect of the related Series of Certificates on a Distribution Date specified in such Supplement by depositing into the Distribution Account or the applicable Series Account, not later than the Transfer Date preceding such Distribution Date, for application in accordance with Section 12.03, the amount specified in such Supplement; provided, however that if the short-term deposits or long-term unsecured debt obligations of the Transferor are not rated at the time of such purchase of Receivables at least P-3 or Baa3, respectively, by Moody's, no such event shall occur unless the Transferor shall deliver an Opinion of Counsel reasonably acceptable to the Trustee that such deposit into the Distribution Account or any Series Account as provided in the related Supplement would not constitute a fraudulent conveyance of the Transferor.

(b)   The amount deposited pursuant to subsection 12.02(a) shall be paid to the Investor Certificateholders of the related Series pursuant to Section 12.03 on the related Distribution Date following the date of such deposit. All Certificates of a Series which are purchased by the Transferor pursuant to subsection 12.02(a) shall be delivered by the Transferor upon such purchase to, and be canceled by, the Transfer Agent and Registrar and be disposed of in a manner satisfactory to the Trustee and the Transferor. The Investor Interest of each Series which is purchased by the Transferor pursuant to subsection 12.02(a) shall, for the purposes of the definition of "Transferor Interest," be deemed to be equal to zero on the Distribution Date following the making of the deposit, and the Transferor Interest shall thereupon be deemed to have been increased by the Investor Interest of such Series.

Section 12.03.   Final Payment with Respect to any Series.

(a)   Written notice of any termination, specifying the Distribution Date upon which the Investor Certificateholders of any Series may surrender their Certificates for payment of the final distribution with respect to such Series and cancellation, shall be given (subject to at least two Business Days' prior notice from the Transferor or the Servicer to the Trustee) by the Trustee to Investor Certificateholders of such Series mailed not later than the fifth day of the month of such final distribution (or in the manner provided by the Supplement relating to such Series) specifying (i) the Distribution Date (which shall be the Distribution Date in the month (x) in which the deposit is made pursuant to subsection 2.04(e), 10.02(a), or 12.02(a) of this Agreement or such other section as may be specified in the related Supplement, or (y) in which the related Series Termination Date occurs) upon which final payment of such Investor Certificates will be made upon presentation and surrender of such Investor Certificates at the office or offices therein designated (which, in the case of Bearer Certificates, shall be outside the United States), (ii) the amount of any such final payment and (iii) that the Record Date otherwise applicable to such Distribution Date is not applicable, payments being made only upon presentation and surrender of the Investor Certificates at the office or offices therein specified. The Servicer shall also deliver to the Trustee, as soon as is practicable but in any event not later than three Business Days after the Determination Date relating to the final payment described in the preceding sentence, an Officers' Certificate of the Servicer setting forth the information, to the extent available, specified in Article V of this Agreement covering the period during the then current calendar year through the date of such notice and setting forth the date of such final distribution. The Trustee shall give such notice to the Transfer Agent and Registrar and the Paying Agent at the time such notice is given to such Investor Certificateholders.

(b)   Notwithstanding the termination of the Trust pursuant to subsection 12.01(a) or the occurrence of the Series Termination Date with respect to any Series, all funds then on deposit in the Finance Charge Account, the Principal Account, the Distribution Account or any Series Account applicable to the related Series shall continue to be held in trust for the benefit of the Certificateholders of the related Series and the Paying Agent or the Trustee shall pay such funds to the Certificateholders of the related Series upon surrender of their Certificates (which surrenders and payments, in the case of Bearer Certificates, shall be made only outside the United States). In the event that all of the Investor Certificateholders of any Series shall not surrender their Certificates for cancellation within six months after the date specified in the above-mentioned written notice, the Trustee shall give a second written notice (or, in the case of Bearer Certificates, publication notice) to the remaining Investor Certificateholders of such Series upon receipt of the appropriate records from the Transfer Agent and Registrar to surrender their Certificates for cancellation and receive the final distribution with respect thereto. If within one and one-half years after the second notice with respect to a Series, all the Investor Certificates of such Series shall not have been surrendered for cancellation, the Trustee may take appropriate steps or may appoint an agent to take appropriate steps, to contact the remaining Investor Certificateholders of such Series concerning surrender of their Certificates, and the cost thereof shall be paid out of the funds in the Distribution Account or any Series Account held for the benefit of such Investor Certificateholders. The Trustee and the Paying Agent shall pay to the Transferor upon request any monies held by them for the payment of principal or interest which remains unclaimed for two years. After payment to the Transferor, Investor Certificateholders entitled to the money must look to the Transferor for payment as general creditors unless an applicable abandoned property law designates another Person.

(c)   All Certificates surrendered for payment of the final distribution with respect to such Certificates and cancellation shall be canceled by the Transfer Agent and Registrar and be disposed of in a manner satisfactory to the Trustee and the Transferor.

Section 12.04. Termination Rights of Holder of Transferor Certificate. Upon the termination of the Trust pursuant to Section 12.01, and after payment of all amounts due hereunder on or prior to such termination and the surrender of the Transferor Certificate, if applicable, the Trustee shall execute a written reconveyance substantially in the form of Exhibit H pursuant to which it shall reconvey to the Holder of the Transferor Certificate (without recourse, representation or warranty) all right, title and interest of the Trustee in the Receivables, whether then existing or thereafter created, all moneys due or to become due with respect to such Receivables (including all accrued interest theretofore posted as Finance Charge Receivables) and all proceeds of such Receivables and all Interchange, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof, except for amounts held by the Trustee pursuant to subsection 12.03(b). The Trustee shall execute and deliver such instruments of transfer and assignment, in each case without recourse, as shall be reasonably requested by the Holder of the Transferor Certificate to vest in such Holder all right, title and interest which the Trust had in the Receivables.

[End Of Article XII]

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.01. Amendment.

(a)   This Agreement or any Supplement may be amended in writing from time to time by the Servicer, the Transferor and the Trustee, without the consent of any of Certificateholders; provided, that such action shall not, as evidenced by an Opinion of Counsel for the Transferor addressed and delivered to the Trustee, adversely affect in any material respect the interests of any Investor Certificateholder; provided further, that each Rating Agency shall have notified the Transferor, the Servicer and the Trustee in writing that such action will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency; provided further, that such action shall not effect a significant change in the Permitted Activities of the Trust. This Agreement or any Supplement may be amended in writing by the Servicer, the Transferor and the Trustee, without the consent of any of the Certificateholders (i) to provide for additional Credit Enhancement or substitute Credit Enhancement with respect to a Series (so long as the amount of such substitute Credit Enhancement, unless otherwise provided in any related Supplement, is equal to the original Credit Enhancement for such Series), (ii) to change the definition of Eligible Account, (iii) to provide for the addition to the Trust of a Participation, (iv) to replace Funding as Transferor with an Affiliate of Funding as Transferor and to make such other revisions and amendments incidental to such replacement, or (v) to replace BACCS with BANA or another Affiliate of Funding as seller of Receivables to the Transferor under the Receivables Purchase Agreement and to make such other revisions and amendments incidental to such replacement; provided, that such action shall not, in the reasonable belief of the Transferor, as evidenced by an Officer's Certificate of the Transferor, adversely affect in any material respect the interests of any Investor Certificateholders; provided further, that each Rating Agency shall have notified the Transferor, the Servicer and the Trustee in writing that such action will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency.

(b)   This Agreement or any Supplement may also be amended in writing from time to time by the Servicer, the Transferor and the Trustee (A) in the case of a significant change in the Permitted Activities of the Trust which is not materially adverse to Holders of Investor Certificates, with the consent of Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of each outstanding Series affected by such change, and (B) in all other cases with the consent of the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 66-2/3% of the Investor Interest of each outstanding Series adversely affected by such amendment for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or any Supplement or modifying in any manner the rights of Investor Certificateholders of any Series then issued and outstanding; provided, however, that no such amendment shall (i) reduce in any manner the amount of, or delay the timing of, distributions which are required to be made on any Investor Certificates of such Series without the consent of each Investor Certificateholders of such Series, (ii) change the definition of or the manner of calculating the Investor Interest, the Investor Percentage or the Investor Default Amount of such Series without the consent of each Investor Certificateholder of such Series or (iii) reduce the aforesaid percentage required to consent to any such amendment, without the consent of each Investor Certificateholder of all Series adversely affected. The Trustee may, but shall not be obligated to, enter into any such amendment which affects the Trustee's rights, duties or immunities under this Agreement or otherwise.

(c)   Notwithstanding anything in this Section 13.01 to the contrary, the Series Supplement with respect to any Series may be amended on the items and in accordance with the procedures provided in such Series Supplement.

(d)   Promptly after the execution of any such amendment (other than an amendment pursuant to paragraph (a)), the Trustee shall furnish notification of the substance of such amendment to each Investor Certificateholder of each Series adversely affected and to each Rating Agency providing a rating for such Series.

(e)   It shall not be necessary for the consent of Investor Certificateholders under this Section 13.01 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Investor Certificateholders shall be subject to such reasonable requirements as the Trustee may prescribe.

(f)   Any Series Supplement executed and delivered pursuant to Section 6.09 and any amendments regarding the addition to or removal of Receivables from the Trust as provided in Sections 2.06 and 2.07, executed in accordance with the provisions hereof, shall not be considered amendments to this Agreement for the purpose of subsections 13.01(a) and (b). For clarification purposes only, although any Series Supplement executed and delivered pursuant to Section 6.09, any transfer to the Trustee of Receivables in Additional Accounts pursuant to Section 2.06 and any designation and removal of Receivables in Removed Accounts from the Trust pursuant to Section 2.07 shall not be considered amendments that require satisfaction of the conditions specified in either subsection 13.01(a) or (b) above, any other amendment to this Agreement which changes or modifies any of the provisions of Section 6.09, 2.06 or 2.07 shall require satisfaction of the conditions specified in subsection 13.01(a) or (b) above, as applicable.

(g)   In connection with any amendment, the Trustee may request an Opinion of Counsel from the Transferor to the effect that the amendment complies with all requirements of this Agreement.

Section 13.02. Protection of Right, Title and Interest to Trust.

(a)   The Transferor shall cause this Agreement, all amendments hereto and/or all financing statements and continuation statements and any other necessary documents covering the Certificateholders and the Trustee's right, title and interest to the Trust to be promptly recorded, registered and filed, and at all times to be kept recorded, registered and filed, all in such manner and in such places as may be required by law fully to preserve and protect the right, title and interest of the Certificateholders or the Trustee, as the case may be, hereunder to all property comprising the Trust. The Transferor shall deliver to the Trustee file-stamped copies of, or filing receipts for, any document recorded, registered or filed as provided above, as soon as available following such recording, registration or filing.

(b)	Within 30 days after the Transferor makes any change in its name, identity or corporate structure which would make any financing statement or continuation statement filed in accordance with paragraph (a) above seriously misleading within the meaning of Section 9-506 of the Delaware UCC, the Transferor shall give the Trustee notice of any such change and shall file such financing statements or amendments as may be necessary to continue the perfection of the Trust's security interest in the Receivables and the proceeds thereof.

(c)	The Transferor will give the Trustee and the Servicer prompt written notice of any relocation of its chief executive office and whether, as a result of such relocation, the applicable provisions of the UCC would require the filing of any amendment of any previously filed financing or continuation statement or of any new financing statement and shall file such financing statements or amendments as may be necessary to continue the perfection of the Trust's security interest in the Receivables and the proceeds thereof. Each of the Transferor and the Servicer will at all times maintain its principal executive office within the United States of America.

(d)	The Transferor will deliver to the Trustee and with respect to clause (i) to Standard & Poor's and Fitch: (i) upon each date that any Additional Accounts are to be included in the Accounts pursuant to Section 2.06, an Opinion of Counsel substantially in the form of Exhibit E; and (ii) on or before March 31 of each year, beginning with March 31, 2015, an Opinion of Counsel, substantially in the form of Exhibit F.

Section 13.03. Limitation on Rights of Certificateholders.

(a)	The death or incapacity of any Certificateholder shall not operate to terminate this Agreement or the Trust, nor shall such death or incapacity entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or commence any proceeding in any court for a partition or winding up of the Trust, nor otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

(b)	No Certificateholder shall have any right to vote (except with respect to the Investor Certificateholders as provided in Section 13.01 hereof) or in any manner otherwise control the operation and management of the Trust, or the obligations of the parties hereto, nor shall anything herein set forth, or contained in the terms of the Certificates, be construed so as to constitute the Certificateholders from time to time as partners or members of an association; nor shall any Certificateholder be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

(c)	No Certificateholder shall have any right by virtue of any provisions of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, unless such Certificateholder previously shall have given written notice to the Trustee, and unless the Holders of Certificates evidencing Undivided Interests aggregating more than 50% of the Investor Interest of any Series which may be adversely affected but for the institution of such suit, action or proceeding, shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; it being understood and intended, and being expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no one or more Certificateholders shall have the right in any manner whatever by virtue or by availing itself or themselves of any provisions of this Agreement to affect, disturb or prejudice the rights of the Certificateholders of any other of the Certificates, or to obtain or seek to obtain priority over or preference to any other such Certificateholder, or to enforce any right under this Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section 13.03, each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 13.04. Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Agreement involves at least $100,000.00, and (b) that this Agreement has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 13.05. Notices. All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at, sent by facsimile or electronic transmission to, sent by courier at or mailed by registered mail, return receipt requested, to (a) in the case of the Transferor, to BA Credit Card Funding, LLC, 214 North Tryon Street, Suite #21-39, NC1-027-21-04, Charlotte, North Carolina 28255, Attention: Joseph Lombardi, with a copy to (i) Bank of America, National Association, 214 North Tryon Street, Mail Code: NC1-027-20-05, Charlotte, North Carolina 28255, Attention: Greg Lumelsky and (ii) BA Credit Card Funding, LLC, 1020 North French Street, Mail Code: DE5-002-02-06, Wilmington, DE 19884, Attention: Amy Burg, (b) in the case of the Servicer, to

Bank of America, National Association, 1020 North French Street, Mail Code: DE5-002-02-06, Wilmington, DE 19884, Attention: Scott McCarthy, with a copy to Bank of America, National Association, 214 North Tryon Street, Mail Code: NC1-027-20-05, Charlotte, North Carolina 28255, Attention: Greg Lumelsky, (c) in the case of the Trustee, to the Corporate Trust Office, (d) in the case of the Credit Enhancement Provider for a particular Series, the address, if any, specified in the Supplement relating to such Series and (e) in the case of the Rating Agency for a particular Series, the address, if any, specified in the Supplement relating to such Series; or, as to each party, at such other address as shall be designated by such party in a written notice to each other party. Unless otherwise provided with respect to any Series in the related Supplement any notice required or permitted to be mailed to a Certificateholder shall be given by first class mail, postage prepaid, sent by facsimile, sent by electronic transmission or personally delivered to each Certificateholder, at the address of such Certificateholder as shown in the Certificate Register, or with respect to any notice required or permitted to be made to the Holders of Bearer Certificates, by publication in the manner provided in the related Supplement. If and so long as any Series or Class is listed on the Luxembourg Stock Exchange and such Exchange shall so require, any Notice to Investor Certificateholders shall be published in an authorized newspaper of general circulation in Luxembourg within the time period prescribed in this Agreement. Any notice so mailed, sent by facsimile, electronic transmission or delivered in the manner herein provided and within the time prescribed in this Agreement shall be conclusively presumed to have been duly given, whether or not the Certificateholder receives such notice.

Section 13.06. <u>Severability of Provisions</u>. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or rights of the Certificateholders thereof.

Section 13.07. <u>Assignment</u>. Notwithstanding anything to the contrary contained herein, except as provided in <u>Section 8.02</u>, this Agreement may not be assigned by the Servicer without the prior consent of Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 66 2/3% of the Investor Interest of each Series on a Series by Series basis.

Section 13.08. <u>Certificates Non-Assessable and Fully Paid</u>. It is the intention of the parties to this Agreement that the Certificateholders shall not be personally liable for obligations of the Trust, that the Undivided Interests represented by the Certificates shall be non-assessable for any losses or expenses of the Trust or for any reason whatsoever, and that Certificates upon authentication thereof by the Trustee pursuant to <u>Sections 2.01</u> and <u>6.02</u> are and shall be deemed fully paid.

Section 13.09. <u>Further Assurances</u>. The Transferor and the Servicer agree to do and perform, from time to time, any and all acts and to execute any and all further instruments required or reasonably requested by the Trustee more fully to effect the purposes of this Agreement, including, without limitation, the authorization by the Transferor of any financing statements or continuation statements relating to the Receivables for filing under the provisions of the UCC of any applicable jurisdiction.

Section 13.10. <u>No Waiver; Cumulative Remedies</u>. No failure to exercise and no delay in exercising, on the part of the Trustee, any Credit Enhancement Provider or the Investor Certificateholders, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exhaustive of any rights, remedies, powers and privileges provided by law.

Section 13.11. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

Section 13.12. <u>Third-Party Beneficiaries</u>. This Agreement will inure to the benefit of and be binding upon the parties hereto, the Certificateholders and, to the extent provided in the related Supplement, to the Credit Enhancement Provider named therein, and their respective successors and permitted assigns. Except as otherwise provided in this <u>Article XIII</u> and <u>Section 8.04</u>, no other Person will have any right or obligation hereunder.

Section 13.13. <u>Actions by Certificateholders</u>.

(a) Wherever in this Agreement a provision is made that an action may be taken or a notice, demand or instruction given by Investor Certificateholders, such action, notice or instruction may be taken or given by any Investor Certificateholder, unless such provision requires a specific percentage of Investor Certificateholders.

(b) Any request, demand, authorization, direction, notice, consent, waiver or other act by a Certificateholder shall bind such Certificateholder and every subsequent holder of such Certificate issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done or omitted to be done by the Trustee, the Transferor or the Servicer in reliance thereon, whether or not notation of such action is made upon such Certificate.

Section 13.14. <u>Rule 144A Information</u>. For so long as any of the Investor Certificates of any Series or any Class are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, each of the Transferor, the Servicer, the Trustee and the Credit Enhancement Provider for such Series agree to cooperate with each other to provide to any Investor Certificateholders of such Series or Class and to any prospective purchaser of Certificates designated by such an Investor Certificateholder upon the request of such Investor Certificateholder or prospective purchaser, any information required to be provided to such holder or prospective purchaser to satisfy the condition set forth in Rule 144A(d)(4) under the Securities Act.

Section 13.15. <u>Merger and Integration</u>. Except as specifically stated otherwise herein, this Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior understandings, written or oral, are superseded by this Agreement. This Agreement may not be modified, amended, waived or supplemented except as provided herein.

Section 13.16. <u>Headings</u>. The headings herein are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof.

Section 13.17. <u>Nonpetition Covenant</u>. To the fullest extent permitted by applicable law, notwithstanding any prior termination of this Agreement, neither the Servicer, the Trustee, the Certificateholders nor the Transferor shall, prior to the date which is one year and one day after the termination of this Agreement, acquiesce, petition or otherwise invoke or cause the Trust to invoke the process of any Governmental Authority for the purpose of commencing or sustaining a case against the Trust under any Debtor Relief Law or appointing a receiver, conservator, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Trust or any substantial part of its property or ordering the winding-up or liquidation of the affairs of the Trust.

To the fullest extent permitted by applicable law, notwithstanding any prior termination of this Agreement, neither the Servicer, the Trustee nor the Certificateholders shall institute, or join in instituting a proceeding against the Transferor under any Debtor Relief Law or other proceedings under any United States federal or state bankruptcy or similar law.

Section 13.18. <u>Intention of Parties</u>. For purposes of complying with the requirements of the Asset-Backed Securities Facilitation Act of the State of Delaware, 6 <u>DEL. C.</u> § 2701A, <u>et</u> <u>seq.</u> (the "<u>Securitization Act</u>"), each of the parties hereto hereby agrees that:

(a)   Any property, assets or rights purported to be transferred, in whole or in part, by the Transferor pursuant to this Agreement (including each Assignment) shall be deemed to no longer be the property, assets or rights of the Transferor;

(b)   None of the Transferor, its creditors or, in any insolvency proceeding with respect to the Transferor or the Transferor's property, a bankruptcy trustee, receiver, debtor, debtor in possession or similar person, to the extent the issue is governed by Delaware law, shall have any rights, legal or equitable, whatsoever to reacquire (except pursuant to a provision of this Agreement), reclaim, recover, repudiate, disaffirm, redeem or recharacterize as property of the Transferor any property, assets or rights purported to be transferred, in whole or in part, by the Transferor pursuant to this Agreement (including each Assignment);

(c)   In the event of a bankruptcy, receivership or other insolvency proceeding with respect to the Transferor or the Transferor's property, to the extent the issue is governed by Delaware law, such property, assets and rights shall not be deemed to be part of the Transferor's property, assets, rights or estate; and

(d)   The transactions contemplated by this Agreement shall constitute a "securitization transaction" as such term is used in the Securitization Act.

Section 13.19. <u>Fiscal Year</u>. The fiscal year of the Trust will end on the last day of June of each year.

[End of Article XIII]

ARTICLE XIV

ASSET REPRESENTATIONS REVIEW TRIGGERS

Section 14.01. <u>Delinquency Trigger</u>.

(a)   The Servicer or the Transferor shall, on behalf of the Trust, provide written notice to the Trustee and disclose the occurrence of any Delinquency Trigger in the distribution report on Form 10-D for the distribution period in which such Delinquency Trigger occurs.

(b)   The Transferor shall review and may adjust the Delinquency Trigger Rate upon the occurrence of any of the following events: (i) the third anniversary of the date on which the most recent review of the Delinquency Trigger Rate was completed, (ii) the aggregate principal balance in the Additional Accounts or Removed Accounts (other than Accounts removed as Defaulted Accounts pursuant to <u>subsection 4.03(d)</u>) added or removed since the first day of the Monthly Period in which the most recent review of the Delinquency Trigger Rate was completed, in each case measured as of the related Addition Date or Removal Date (as applicable), exceeds the product of (A) 20% and (B) the aggregate amount of Principal Receivables determined as of the first day of the Monthly Period in which the most recent review of the Delinquency Trigger Rate was completed, or (iii) any change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the Transferor's judgment, could reasonably be expected to have an effect on the delinquency rate for Obligor payments on the Accounts or the manner by which delinquencies are defined or determined; <u>provided</u>, <u>however</u>, that for so long as a Delinquency Trigger has occurred and is continuing, a review of the Delinquency Trigger Rate that would otherwise be required as specified above will be delayed until the date on which the Servicer or the Transferor shall, on behalf of the Trust, report in the applicable distribution report on Form 10-D that the Delinquency Trigger is no longer continuing. For purposes of the initial Delinquency Trigger Rate, the related review was completed on [November 23, 2015].

(c)   In the case of a review undertaken upon the occurrence of an event described in clause (i) or (ii) of subsection 14.01(b), the Transferor may increase or decrease the Delinquency Trigger Rate by any amount it reasonably determines to be appropriate based on the composition of the Receivables at the time of the review. In the case of a review undertaken upon the occurrence of any event described in clause (iii) of subsection 14.01(b), the Transferor may increase or decrease the Delinquency Trigger Rate by any amount it reasonably determines to be appropriate as a result of the related change in law or regulation. The Servicer or the Transferor shall, on behalf of the Trust, disclose the Delinquency Trigger Rate, as adjusted, in the distribution report on Form 10-D for the distribution period in which the adjustment occurs, which report shall also include a description of how the adjusted Delinquency Trigger Rate was determined to be appropriate.

(d)	Notwithstanding the foregoing, if in the Transferor's reasonable judgment the occurrence of a Delinquency Trigger was caused by an act of God or the public enemy, acts of declared or undeclared war, public disorder, rebellion, riot or sabotage, epidemics, landslides, lightning, fire, hurricanes, tornadoes, earthquakes, nuclear disasters or meltdowns, floods, power outages or similar causes (each such act or event, a "force majeure"), the occurrence of such Delinquency Trigger will have no force or effect (and, therefore, will not give rise to any right to petition for a vote to initiate an Asset Representations Review or to vote for such a review, as specified in subsections 14.02(a) and 14.02(b), respectively) for so long as, in the Transferor's reasonable judgment, the effects of such force majeure continue to be the cause of such Delinquency Trigger occurrence. At such time as, in the Transferor's reasonable judgment, the effects of such force majeure no longer continue to be the cause of such Delinquency Trigger occurrence, any right to petition for a vote to initiate an Asset Representations Review or to vote for such a review shall once again arise only upon the occurrence of a subsequent Delinquency Trigger (and subject to the additional requirements and conditions set forth in this Article XIV). Any determination that the occurrence of a Delinquency Trigger was caused by a force majeure, or that the effects of such force majeure continue (or no longer continue) to be the cause of such Delinquency Trigger occurrence, shall be disclosed by the Servicer or the Transferor, on behalf of the Trust, in the distribution report on Form 10-D for the distribution period in which any such determination is made.

Section 14.02. Investor Action to Initiate an Asset Representations Review.

(a)	Subject to subsection 14.01(d), within 90 days following the date on which the Servicer or the Transferor, on behalf of the Trust, discloses the occurrence of a Delinquency Trigger pursuant to subsection 14.01(a), Holders of Investor Certificates holding at least 5% of the aggregate unpaid principal amount of all outstanding Investor Certificates may submit a written petition to the Transferor and the Trustee directing that a vote be taken on whether to initiate an Asset Representations Review; provided, that such Holders offer to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that may be incurred by the Trustee in connection with administering such vote. For the avoidance of doubt, for so long as a Delinquency Trigger has occurred and is continuing, a new 90-day petition period shall commence each month, beginning on the date on which the Servicer or the Transferor, on behalf of the Trust, discloses in the related distribution report on Form 10-D that the Delinquency Trigger is continuing.

(b)	If Holders of Investor Certificates submit a written petition directing that a vote be taken and such Holders offer to the Trustee security or indemnity, in each case in accordance with subsection 14.02(a), then the Trustee shall (i) promptly provide notice of such direction to all Holders of Investor Certificates by delivering notice of such direction to Holders of Investor Certificates at their addresses appearing on the Certificate Register and (ii) conduct a solicitation of votes of Holders of Investor Certificates to initiate a review, which solicitation of votes shall occur within 90 days of the delivery of such notice by the Trustee. If (x) a vote in which an Asset Review Quorum participates occurs within such 90-day period and (y) Holders of Investor Certificates holding more than 50% of the aggregate unpaid principal amount of all outstanding Investor Certificates casting a vote direct that a review be undertaken, then the

Trustee shall promptly provide notice to the Transferor, the Servicer, BACCS, BANA, and Holders of Investor Certificates in the same manner as described above and an Asset Representations Review will commence in accordance with the terms set forth in the Asset Representations Review Agreement.

(c)   Notwithstanding any provisions of this <u>Article XIV</u> to the contrary, and subject to the additional requirements and conditions set forth in this <u>Article XIV</u>, for so long as a petition to direct that a vote be taken, a vote itself, or an Asset Representations Review is underway in accordance with <u>subsection 14.02(a)</u>, <u>subsection 14.02(b)</u>, or the terms of the Asset Representations Review Agreement, respectively, Holders of Investor Certificates may not initiate another petition, vote, or Asset Representations Review unless and until such prior petition, vote, or Asset Representations Review is completed. For purposes of this <u>subsection 14.02(c)</u>:

(i)   a petition will be considered completed only (A) if the petition does not result in a vote, (B) if a vote occurs, such vote does not result in an Asset Representations Review, or (C) if an Asset Representations Review occurs, at such time as the Servicer or the Transferor, on behalf of the Trust, includes a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement;

(ii)   a vote will be considered completed only (A) if the vote does not result in an Asset Representations Review or (B) if an Asset Representations Review occurs, at such time as the Servicer or the Transferor, on behalf of the Trust, includes a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement; and

(iii)   an Asset Representations Review will be considered completed only at such time as the Servicer or the Transferor, on behalf of the Trust, includes a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement.

(d)   If at the completion of an Asset Representations Review undertaken in accordance with the terms set forth in the Asset Representations Review Agreement, the Asset Representations Reviewer's findings and conclusions indicate that the aggregate outstanding principal balance of the Receivables reviewed that did not comply with the related representations and warranties does not exceed 2% of the aggregate outstanding principal balance of all of the Receivables reviewed, then, notwithstanding any provisions of this <u>Article XIV</u> to the contrary, Holders of Investor Certificates may not petition to direct that another vote be taken in accordance with <u>subsection 14.02(a)</u>, nor vote to conduct another Asset Representations Review in accordance with <u>subsection 14.02(b)</u>, for a period that ends on the earlier to occur of (i) 36 months following the month in which the Servicer or the Transferor, on behalf of the Trust, included a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement, and (ii) the date on which the aggregate principal balance in the Additional Accounts or Removed Accounts (other than Accounts removed as Defaulted Accounts pursuant to subsection 4.03(d)) added or removed since the first day of the Monthly Period in which the Servicer or the Transferor, on behalf of the Trust, included a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement, in each case measured as of the related Addition Date or Removal Date (as applicable), exceeds the product of (A) 20% and (B) the aggregate amount of Principal Receivables determined as of the first day of such earlier Monthly Period. For the avoidance of doubt, following completion of such period, an Asset Representations Review would once again be required only upon the occurrence of the Delinquency Trigger and completion of the voting procedures set forth in this Article XIV (and subject to the additional requirements and conditions set forth in this Article XIV).

<center>[End of Article XIV]</center>

IN WITNESS WHEREOF, the Transferor, the Servicer and the Trustee have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

BA CREDIT CARD FUNDING, LLC,
   Transferor

By: _____
   Name:
   Title:

BANK OF AMERICA, NATIONAL
   ASSOCIATION (successor by merger to
   FIA Card Services, National Association),
   Servicer

By: _____
   Name:
   Title:

THE BANK OF NEW YORK MELLON,
   Trustee

By: _____
   Name:
   Title:

TRANSFEROR CERTIFICATE

No. 1   One Unit

BA MASTER CREDIT CARD TRUST II
ASSET BACKED CERTIFICATE

THIS CERTIFICATE WAS ISSUED PURSUANT TO AN EXEMPTION FROM
REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"),
AND MAY BE SOLD ONLY PURSUANT TO A REGISTRATION STATEMENT
EFFECTIVE UNDER THE ACT OR AN EXEMPTION FROM THE PROVISIONS OF
SECTION 5 OF THE ACT. IN ADDITION, THE TRANSFER OF THIS CERTIFICATE IS
SUBJECT TO RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING
AGREEMENT REFERRED TO HEREIN. A COPY OF THE POOLING AND SERVICING
AGREEMENT WILL BE FURNISHED TO THE HOLDER OF THIS CERTIFICATE BY THE
TRUSTEE UPON WRITTEN REQUEST.

This Certificate represents an
Undivided Interest in the
BA Master Credit Card Trust II

Evidencing an Undivided Interest in a trust, the corpus of which consists of a portfolio of
MasterCard®, VISA® and American Express®* credit card receivables generated or acquired by
Bank of America, National Association and other assets and interests constituting the Trust under
the Pooling and Servicing Agreement described below.

(Not an interest in or an obligation of
Bank of America, National Association
or any Affiliate thereof.)

This certifies that BA CREDIT CARD FUNDING, LLC (the "Holder") is the
registered owner of an undivided interest in BA Master Credit Card Trust II (the "Trust"), the
corpus of which consists of a portfolio of receivables (the "Receivables") now existing or
hereafter created under selected MasterCard®, VISA® and American Express® credit card
accounts (the "Accounts") of Bank of America, National Association (successor by merger to
FIA Card Services, National Association) (the "Servicer") a national banking association
organized under the laws of the United States, all monies due or to become due in payment of the
Receivables (including all Finance Charge Receivables), all proceeds of such Receivables and
Insurance Proceeds relating to the Receivables, the other assets and interests constituting the
Trust and the proceeds thereof pursuant to a Fourth Amended and Restated Pooling and

---

*   MasterCard, VISA and American Express are registered trademarks of MasterCard International
         Incorporated, VISA International Service Association, and American Express Company, respectively.

Servicing Agreement dated as of [November 23, 2015], as supplemented by any Supplement relating to a Series of Investor Certificates (the "Pooling and Servicing Agreement"), by and among BA Credit Card Funding, LLC, as Transferor, Bank of America, National Association (successor by merger to FIA Card Services, National Association), as Servicer, and The Bank of New York Mellon, as Trustee (the "Trustee"), a summary of certain of the pertinent provisions of which is set forth herein below.

To the extent not defined herein, the capitalized terms used herein have the meanings assigned to them in the Pooling and Servicing Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Holder by virtue of the acceptance hereof assents and by which the Holder is bound.

This Certificate has not been registered or qualified under the Securities Act of 1933, as amended, or any state securities law. No sale, transfer or other disposition of this Certificate shall be permitted other than in accordance with the provisions of Section 6.03, 6.09 or 7.02 of the Pooling and Servicing Agreement.

The Receivables consist of Principal Receivables which arise generally from the purchase of goods and services and of amounts advanced to cardholders as cash advances, and of Finance Charge Receivables which arise generally from Periodic Finance Charges and other fees and charges, as more fully specified in the Pooling and Servicing Agreement.

This Certificate is the Transferor Certificate (the "Certificate"), which represents an Undivided Interest in the Trust, including the right to receive the Collections and other amounts at the times and in the amounts specified in the Pooling and Servicing Agreement to be paid to the Holder of the Transferor Certificate. The aggregate interest represented by this Certificate in the Principal Receivables in the Trust shall not at any time exceed the Transferor Interest at such time. In addition to this Certificate, Series of Investor Certificates will be issued to investors pursuant to the Pooling and Servicing Agreement, each of which will represent an Undivided Interest in the Trust. This Certificate shall not represent any interest in the Investor Accounts, any Series Accounts or any Credit Enhancement, except to the extent provided in the Pooling and Servicing Agreement. The Transferor Interest on any date of determination will be an amount equal to the aggregate amount of Principal Receivables at the end of the day immediately prior to such date of determination minus the Aggregate Investor Interest at the end of such day.

The Servicer shall deposit all Collections in the Collection Account as promptly as possible after the Date of Processing of such Collections, but in no event later than the second Business Day following such Date of Processing (except as provided below and except as provided in any Supplement to the Pooling and Servicing Agreement). Unless otherwise stated in any Supplement, throughout the existence of the Trust, the Servicer shall allocate to the Holder of the Certificate an amount equal to the product of (A) the Transferor Percentage and (B) the aggregate amount of such Collections allocated to Principal Receivables and Finance Charge Receivables, respectively, in respect of each Monthly Period. Notwithstanding the first sentence of this paragraph, the Servicer need not deposit this amount or any other amounts so allocated to the Certificate pursuant to the Pooling and Servicing Agreement into the Collection Account and shall pay, or be deemed to pay, such amounts as collected to the Holder of the Certificate.

Bank of America, National Association, as Servicer, is entitled to receive as servicing compensation a monthly servicing fee. The portion of the servicing fee which will be allocable to the Holder of the Certificate pursuant to the Pooling and Servicing Agreement will be payable by the Holder of the Certificate and neither the Trust nor the Trustee or the Investor Certificateholders will have any obligations to pay such portion of the servicing fee.

This Certificate does not represent an obligation of, or any interest in, the Transferor or the Servicer, and neither the Certificates nor the Accounts or Receivables are insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. This Certificate is limited in right of payment to certain Collections respecting the Receivables, all as more specifically set forth hereinabove and in the Pooling and Servicing Agreement.

Upon the termination of the Trust pursuant to Section 12.01 of the Pooling and Servicing Agreement, the Trustee shall assign and convey to the Holder of the Certificate (without recourse, representation or warranty) all right, title and interest of the Trustee in the Receivables, whether then existing or thereafter created, all monies due or to become due with respect thereto (including all accrued interest theretofore posted as Finance Charge Receivables) and all proceeds thereof and Insurance Proceeds relating thereto and Interchange allocable to the Trust pursuant to any Supplement, except for amounts held by the Trustee pursuant to subsection 12.03(b) of the Pooling and Servicing Agreement. The Trustee shall execute and deliver such instruments of transfer and assignment, in each case without recourse, as shall be reasonably requested by the Holder of the Certificate to vest in such Holder all right, title and interest which the Trustee had in the Receivables.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement, or be valid for any purpose.

This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

IN WITNESS WHEREOF BA Credit Card Funding, LLC has caused this Certificate to be duly executed under its official seal.

By: _____
               Authorized Officer

[SEAL]

Trustee's Certificate of Authentication

CERTIFICATE OF AUTHENTICATION

This is the Transferor Certificate referred to in the within-mentioned Pooling and Servicing Agreement.

THE BANK OF NEW YORK MELLON,
  as Trustee

By: _____
  Authorized Officer

FORM OF ASSIGNMENT OF RECEIVABLES IN ADDITIONAL ACCOUNTS

ASSIGNMENT No. _____ OF RECEIVABLES IN ADDITIONAL ACCOUNTS, dated as of _____ ___, ____ (this "Assignment"), by and among BANK OF AMERICA, NATIONAL ASSOCIATION, a national banking association, as Servicer (the "Servicer"), BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company ("Funding"), and THE BANK OF NEW YORK MELLON, a banking corporation organized and existing under the laws of the State of New York (the "Trustee"), pursuant to the Pooling and Servicing Agreement referred to below.

W I T N E S S E T H:

WHEREAS, Funding, the Servicer and the Trustee are parties to the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015] (hereinafter as such agreement may have been, or may from time to time be, amended, supplemented or otherwise modified, the "Pooling and Servicing Agreement");

WHEREAS, pursuant to the Pooling and Servicing Agreement, Funding wishes to designate Additional Accounts of Funding to be included as Accounts and to convey the Receivables of such Additional Accounts, whether now existing or hereafter created, to the Trustee as part of the corpus of the Trust (as each such term is defined in the Pooling and Servicing Agreement); and

WHEREAS, the Trustee is willing to accept such designation and conveyance subject to the terms and conditions hereof;

NOW, THEREFORE, Funding, the Servicer and the Trustee hereby agree as follows:

1.   Defined Terms. All terms defined in the Pooling and Servicing Agreement and used herein shall have such defined meanings when used herein, unless otherwise defined herein.

"Addition Date" shall mean, with respect to the Additional Accounts designated hereby, _____, ____.

"Notice Date" shall mean, with respect to the Additional Accounts designated hereby, _____, ____ (which shall be a date on or prior to the fifth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(a) of the Pooling and Servicing Agreement and the tenth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(b) of the Pooling and Servicing Agreement).

2.   Designation of Additional Accounts. Funding shall deliver to the Trustee not later than five Business Days after the Addition Date, an Account Schedule containing a true and complete list of each MasterCard®, VISA® and American Express® account which as of the Addition Date shall be deemed to be an Additional Account, such accounts being identified by account number and by the amount of Receivables in such accounts as of the close of business on the Addition Date. Such list shall be delivered five Business Days after the date of this Agreement and shall be marked as Schedule 1 to this Assignment and, as of the Addition Date, shall be incorporated into and made a part of this Assignment and the Pooling and Servicing Agreement.

3.   Conveyance of Receivables.

(a)   Funding does hereby transfer, assign, set-over and otherwise convey to the Trustee for the benefit of the Certificateholders, without recourse on and after the Addition Date, all right, title and interest of Funding in and to the Receivables now existing and hereafter created in the Additional Accounts (including all related Transferred Accounts) designated hereby, all monies due or to become due with respect thereto (including all Finance Charge Receivables) all Interchange allocable to the Trust as provided in the Pooling and Servicing Agreement, and all proceeds of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof.

(b)   In connection with such transfer, Funding agrees to record and file, at its own expense, a financing statement with respect to the Receivables now existing and hereafter created in the Additional Accounts designated hereby (which may be a single financing statement with respect to all such Receivables) for the transfer of accounts as defined in the Delaware UCC meeting the requirements of applicable state law in such manner and such jurisdictions as are necessary to perfect the assignment of such Receivables to the Trustee, and to deliver a file-stamped copy of such financing statement or other evidence of such filing (which may, for purposes of this Section 3, consist of telephone confirmation of such filing) to the Trustee on or prior to the date of this Agreement.

(c)   In connection with such transfer, Funding further agrees, at its own expense, on or prior to the date of this Assignment to indicate in its books and records (including the appropriate computer files) that Receivables created in connection with the Additional Accounts designated hereby and the related Trust assets have been transferred to the Trustee pursuant to this Assignment for the benefit of the Certificateholders.

(d)   In connection with such transfer, the Servicer, as Account Owner, agrees to identify the Additional Accounts in the Pool Index File with the designation "1994-MT".

(e)   The parties hereto intend that each transfer of Receivables and other property pursuant to this Assignment constitute a sale, and not a secured borrowing, for accounting purposes. If, and to the extent that, notwithstanding such intent the transfer pursuant to this Assignment is not deemed to be a sale, the Transferor shall be deemed hereunder to have granted and does hereby grant to the Trustee a first priority perfected security interest in all of the Transferor's right, title and interest in, to and under the Receivables now existing and hereafter created in the Additional Accounts designated hereby, all moneys due or to become due with respect thereto (including all Finance Charge Receivables) and all proceeds of such Receivables, all Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof, and this Assignment shall constitute a security agreement under applicable law.

4.   Acceptance by Trustee. The Trustee hereby acknowledges its acceptance on behalf of the Trust for the benefit of the Certificateholders of all right, title and interest previously held by Funding in and to the Receivables now existing and hereafter created, and declares that it shall maintain such right, title and interest, upon the Trust herein set forth, for the benefit of all Certificateholders.

5.   Representations and Warranties of Funding. Funding hereby represents and warrants to the Trustee as of the Addition Date:

(a)   Legal Valid and Binding Obligation. This Assignment constitutes a legal, valid and binding obligation of Funding enforceable against Funding in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and the rights of creditors in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).

(b)   Eligibility of Accounts and Receivables. Each Additional Account designated hereby is an Eligible Account and each Receivable in such Additional Account is an Eligible Receivable.

(c)   Selection Procedures. No selection procedures believed by Funding to be materially adverse to the interests of the Investor Certificateholders were utilized in selecting the Additional Accounts designated hereby from the available Eligible Accounts.

(d)   Insolvency. Funding is not insolvent and, after giving effect to the conveyance set forth in Section 3 of this Assignment, will not be insolvent.

(e)   Security Interest. This Assignment constitutes either: (i) a valid sale to the Trustee of the Receivables in the Additional Accounts or (ii) a grant of a security interest in favor of the Trustee in the Receivables in the Additional Accounts, and that sale or security interest is perfected under the Delaware UCC.

(f)   Additional Representations and Warranties of Funding. Funding, as Transferor, hereby makes the following additional representations and warranties. Such representations and warranties shall survive until the termination of the Pooling and

Servicing Agreement. Such representations and warranties speak as of the date that the Collateral (as defined below) is transferred to the Trustee but shall not be waived by any of the parties to this Assignment unless each Rating Agency shall have notified Funding, the Servicer and the Trustee in writing that such waiver will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency.

(i) This Assignment creates a valid and continuing security interest (as defined in the Delaware UCC) in favor of the Trustee in the Receivables described in subsection 3(a) hereof (the "Collateral"), which security interest is prior to all other liens, and is enforceable as such as against creditors of and purchasers from Funding.

(ii) The Collateral constitutes "accounts" within the meaning of the Delaware UCC.

(iii) At the time of the transfer and assignment of the Collateral to the Trustee pursuant to this Assignment, Funding owned and had good and marketable title to such Collateral free and clear of any lien, claim or encumbrance of any Person.

(iv) Funding has caused or will have caused, within ten days of the initial execution of this Assignment, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the related Collateral granted to the Trustee pursuant to this Assignment.

(v) Other than the security interest granted to the Trustee pursuant to this Assignment, Funding has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed the Collateral. Funding has not authorized the filing of and is not aware of any financing statements against Funding that include a description of the Collateral other than any financing statement relating to the security interest granted to the Trustee pursuant to this Assignment or that has been terminated. Funding is not aware of any judgment or tax lien filings against Funding.

6. Conditions Precedent. The acceptance by the Trustee set forth in Section 4 and the amendment of the Pooling and Servicing Agreement set forth in Section 7 are subject to the satisfaction, on or prior to the Addition Date, of the following conditions precedent:

(a) Officer's Certificate. Funding shall have delivered to the Trustee a certificate of a Vice President or more senior officer substantially in the form of Schedule 2 hereto, certifying that (i) all requirements set forth in Section 2.06 of the Pooling and Servicing Agreement for designating Additional Accounts and conveying the Principal Receivables of such Account, whether now existing or hereafter created, have been satisfied and (ii) each of the representations and warranties made by Funding in Section 5 is true and correct as of the Addition Date. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein, and shall incur no liability in so relying.

(b)   Opinion of Counsel. Funding shall have delivered to the Trustee an Opinion of Counsel with respect to the Additional Accounts designated hereby substantially in the form of Exhibit E to the Pooling and Servicing Agreement.

(c)   Additional Information. Funding shall have delivered to the Trustee such information as was reasonably requested by the Trustee to satisfy itself as to the accuracy of the representation and warranty set forth in subsection 5(d) to this Assignment.

7.   Amendment of the Pooling and Servicing Agreement. The Pooling and Servicing Agreement is hereby amended to provide that all references therein to the "Pooling and Servicing Agreement," to "this Agreement" and "herein" shall be deemed from and after the Addition Date to be a dual reference to the Pooling and Servicing Agreement as supplemented by this Assignment. Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions to the Pooling and Servicing Agreement shall remain unamended and shall continue to be, and shall remain, in full force and effect in accordance with its terms and except as expressly provided herein shall not constitute or be deemed to constitute a waiver of compliance with or a consent to noncompliance with any term or provisions of the Pooling and Servicing Agreement.

8.   Counterparts. This Assignment may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

9.   Governing Law. This Assignment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Assignment shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Assignment involves at least $100,000.00, and (b) that this Assignment has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

IN WITNESS WHEREOF, the undersigned have caused this Assignment of Receivables in Additional Accounts to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

BANK OF AMERICA, NATIONAL
   ASSOCIATION

By: _____
   Name:
   Title:

BA CREDIT CARD FUNDING, LLC

By: _____
   Name:
   Title:

THE BANK OF NEW YORK MELLON,
as Trustee

By: _____
   Name:
   Title:

Schedule 1
to Assignment of
Receivables in
Additional Accounts

ADDITIONAL ACCOUNTS

BA Credit Card Funding, LLC
BA Master Credit Card Trust II
Officer's Certificate

_____, a duly authorized officer of BA Credit Card Funding, LLC, a Delaware limited liability company ("Funding"), hereby certifies and acknowledges on behalf of Funding that to the best of his knowledge the following statements are true on _____, ____, (the "Addition Date"), and acknowledges on behalf of Funding that this Officer's Certificate will be relied upon by The Bank of New York Mellon, as Trustee (the "Trustee") of the BA Master Credit Card Trust II in connection with the Trustee entering into Assignment No. ____ of Receivables in Additional Accounts, dated as of the Addition Date (the "Assignment"), by and among Bank of America, National Association, a national banking association, as Servicer (the "Servicer") Funding and the Trustee, in connection with the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], as heretofore supplemented and amended (the "Pooling and Servicing Agreement") pursuant to which Funding, as Transferor, the Servicer, and the Trustee are parties. The undersigned hereby certifies and acknowledges on behalf of Funding that:

(a)   On or prior to the Addition Date, Funding has delivered to the Trustee the Assignment (including an acceptance by the Trustee on behalf of the Trust for the benefit of the Investor Certificateholders) and Funding has indicated in its computer files that the Receivables created in connection with the Additional Accounts have been transferred to the Trustee and within five Business Days after the Addition Date Funding shall deliver to the Trustee an Account Schedule containing a true and complete list of all Additional Accounts identified by account number and the aggregate amount of the Receivables in such Additional Accounts as of the Addition Date, which Account Schedule shall be as of the date of such Assignment, incorporated into and made a part of such Assignment and the Pooling and Servicing Agreement.

(b)   Legal, Valid and Binding Obligation. The Assignment constitutes a legal, valid and binding obligation of Funding, enforceable against Funding in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and the rights of creditors in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).

(c)   Eligibility of Accounts. Each Additional Account designated pursuant to the Assignment is an Eligible Account and each Receivable in such Additional Account is an Eligible Receivable.

(d)   Selection Procedures. No selection procedures believed by Funding to be materially adverse to the interests of the Investor Certificateholders were utilized in selecting the Additional Accounts designated hereby from the available Eligible Accounts.

(e)   Insolvency. Funding is not insolvent and, after giving effect to the conveyance set forth in Section 3 of the Assignment, will not be insolvent.

(f)   Security Interest. This Assignment constitutes either: (i) a valid sale to the Trustee of the Receivables in the Additional Accounts; or (ii) a grant of a security interest in favor of the Trustee in the Receivables in the Additional Accounts, and that sale or security interest is perfected under the Delaware UCC.

(g)   Requirements of Pooling and Servicing Agreement. All requirements set forth in Section 2.06 of the Pooling and Servicing Agreement for designating Additional Accounts and conveying the Principal Receivables of such Accounts, whether now existing or hereafter created, have been satisfied.

Initially capitalized terms used herein and not otherwise defined are used as defined in the Pooling and Servicing Agreement.

IN WITNESS WHEREOF, I have hereunto set my hand this _____ day of _____, ____.

BA Credit Card Funding, LLC

By: _____
      Name:
      Title:

EXHIBIT C

FORM OF MONTHLY SERVICER'S CERTIFICATE

BA CREDIT CARD FUNDING, LLC

_____

BA MASTER CREDIT CARD TRUST II

_____

1.   Capitalized terms used in this Certificate have their respective meanings set forth in the Pooling and Servicing Agreement; provided, that the "preceding Monthly Period" shall mean the Monthly Period immediately preceding the calendar month in which this Certificate is delivered. This Certificate is delivered pursuant to subsection 3.04(b) of the Pooling and Servicing Agreement. References herein to certain sections and subsections are references to the respective sections and subsections of the Pooling and Servicing Agreement.

2.   BANA is Servicer under the Pooling and Servicing Agreement.

3.   The undersigned is a Servicing Officer.

4.   The date of this Certificate is a Determination Date under the Pooling and Servicing Agreement.

5.   The aggregate amount of Collections processed during the preceding Monthly Period was equal to (excluding [Annual Membership Fees and] Interchange) .... $_____

6.   The Aggregate Investor Percentage of Receivables processed by the Servicer during the preceding Monthly Period was equal to $_____

7.   The Aggregate Investor Percentage of Collections of Finance Charge Receivables processed by the Servicer during the preceding Monthly Period was equal to (excluding [Annual Membership Fees and] Interchange) .... $_____

8. The aggregate amount of Receivables processed by the Servicer as of the end of the last day of the preceding Monthly Period $_____

9. Of the balance on deposit in the Finance Charge Account, the amount attributable to the Aggregate Investor Percentage of Collections processed by the Servicer during the preceding Monthly Period .... $_____

10. Of the balance on deposit in the Principal Account, the amount attributable to the Aggregate Investor Percentage of Collections processed by the Servicer during the preceding Monthly Period .... $_____

11. The aggregate amount, if any, of withdrawals, drawings or payments under any Credit Enhancement, if any, required to be made with respect to any Series outstanding for the preceding Monthly Period .... $_____

12. The Aggregate Investor Percentage of Collections of Principal Receivables processed by the Servicer during the current month is equal to $_____

13. The aggregate amount of Interchange to be deposited in the Finance Charge Account on the Transfer Date of the current month is equal to $_____

14. The aggregate amount of all sums payable to the Investor Certificateholder of each Series on the succeeding Distribution Date with respect to Certificate Principal .... $_____

15. The aggregate amount of all sums payable to the Investor Certificateholder of each Series on the succeeding Distribution Date with respect to Certificate Interest .... $_____

16. To the knowledge of the undersigned, there are no Liens on any Receivables in the Trust except as described below:

[If applicable, insert "None."]

C-2

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this certificate this _____ day of _____, _____.

> BANK OF AMERICA,
>   NATIONAL ASSOCIATION,
>   as Servicer

> By: _____
>   Name:
>   Title:

BA CREDIT CARD FUNDING, LLC

_____

BA MASTER CREDIT CARD TRUST II

_____

*   A separate schedule is to be attached for each Series, with appropriate changes and
additions to reflect the specifics of the related Series Supplement.

FORM OF ANNUAL SERVICER'S CERTIFICATE

BANK OF AMERICA, NATIONAL ASSOCIATION

_____

BA MASTER CREDIT CARD TRUST II

_____

The undersigned, a duly authorized representative of Bank of America, National Association (successor by merger to FIA Card Services, National Association) ("BANA"), as Servicer pursuant to the Fourth Amended and Restated Pooling and Servicing Agreement dated as of [November 23, 2015] (the "Pooling and Servicing Agreement") by and among BANA, as Servicer, BA Credit Card Funding, LLC, as Transferor, and The Bank of New York Mellon, as trustee (the "Trustee") does hereby certify that:

1. BANA is Servicer under the Pooling and Servicing Agreement.

2. The undersigned is duly authorized pursuant to the Pooling and Servicing Agreement to execute and deliver this Certificate to the Trustee.

3. This Certificate is delivered pursuant to Section 3.05 of the Pooling and Servicing Agreement.

4. A review of the activities of the Servicer's activities during [the period from the Closing date until] [the twelve-month period ended] June 30, _____ and of its performance under the Pooling and Servicing Agreement has been conducted under my supervision.

5. To the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under the Pooling and Servicing Agreement in all material respects throughout such period [and no default in the performance of such obligations has occurred or is continuing except as set forth in paragraph 6 below].

6. [The following is a description of each default in the performance of the Servicer's obligations under the provisions of the Pooling and Servicing Agreement, including any Supplement, known to the undersigned to have been made during such period which sets forth in detail (i) the nature of each such default, (ii) the action taken by the Servicer, if any, to remedy each such default and (iii) the current status of each such default:

[If applicable, insert "None."]]

IN WITNESS WHEREOF, the undersigned has duly executed this certificate this ___ day of _____, ____.

_____
Name:
Title:

FORM OF OPINION OF COUNSEL REGARDING ADDITIONAL ACCOUNTS

PROVISIONS TO BE INCLUDED IN OPINION OF COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 2.06(c)(vi)
OF THE FOURTH AMENDED AND RESTATED POOLING AND SERVICING
AGREEMENT

The opinions set forth below may be subject to certain qualifications, assumptions, limitations and exceptions taken or made in the opinion of Transferor's counsel with respect to similar matters delivered on the Closing Date.

1.   The Assignment has been duly authorized, executed and delivered by the Transferor and constitutes the legal, valid and binding agreement of the Transferor, enforceable against the Transferor in accordance with its terms subject to (A) the effect of bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation and other similar laws relating to or affecting the rights and remedies of creditors generally, and (B) the application of principles of equity (regardless of whether considered and applied in a proceeding in equity or at law).

2.   The financing statement(s) referred to in such opinion (the "Financing Statement") is in an appropriate form for filing in the State of Delaware (the "State") and has been duly filed in the appropriate filing office in the State and the fees and document taxes, if any, payable in connection with the said filing of the Financing Statement have been paid in full.

3.   If the Assignment does not constitute a sale of the Receivables in the Additional Accounts designated by the Assignment, (A) the Pooling and Servicing Agreement creates a valid security interest (as defined in the Uniform Commercial Code of the State (the "UCC")) in favor of the Trustee for the benefit of the Investor Certificateholders in such Receivables, (B) the security interest created under the Pooling and Servicing Agreement by the conveyance of the Receivables in Additional Accounts designated by the Assignment and in the proceeds thereof (as defined in the UCC), is a first priority perfected security interest in and against such Receivables now existing and hereafter created in the Additional Accounts designated by the Assignment and all monies due or to become due with respect thereto, including proceeds thereof, and (C) such perfection and priority of the Trustee for the benefit of the Investor Certificateholders in such Receivables, and the proceeds thereof, would not be affected by an increase or decrease in the relative interests in the Receivables in the Additional Accounts designated by the Assignment of the holder of the Transferor Certificate and of the Investor Certificateholders.

In connection with the opinion set forth in this paragraph 3 relating to the priority of security interests, such counsel may express no opinion as to the priority of any security interest over (i) any lien, claim or other interest that arises by operation of law or does not require any filing with the Secretary of State of the State in order to take priority over any security interest which is perfected by filing with the Secretary of State of the State, and (ii) any claim or lien in favor of any government or any agency or instrumentality thereof.

4.   If the Assignment constitutes a sale of the Receivables in the Additional Accounts designated by the Assignment, based upon a certificate of an officer of the Transferor that (i) the Transferor originated the Receivables in the Additional Accounts designated by the Assignment, (ii) the Transferor has not transferred any interest in or caused any Lien to be imposed upon the Receivables in the Additional Accounts designated by the Assignment, and (iii) the Transferor will originate all Receivables to be subsequently created in the Additional Accounts designated by the Assignment, then (A) the Trustee has acquired, or will acquire in the case of the Receivables hereafter created in Additional Accounts designated by the Assignment, all right, title and interest of the Transferor in and to the Receivables now existing and hereafter created in Additional Accounts designated by the Assignment, and all proceeds thereof (as defined in the UCC), and (B) such property will be held by the Trustee free and clear of any Lien or interest of any Person claiming through or under the Transferor, and the Trustee owns such Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof free of any lien or interest, in each case, except for (x) Liens permitted under subsection 2.05(b) of the Pooling and Servicing Agreement, (y) the interest of the holder of the Transferor Certificate, and (z) the Transferor's right to receive interest accruing on, and investment earnings in respect of, the Finance Charge Account and the Principal Account [or any Series Account] as provided in the Pooling and Servicing Agreement.

In addition, in connection with the opinions set forth in paragraph 3 and this paragraph 4, no opinion is expressed herein with respect to Receivables or the proceeds thereof other than the Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof, or with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables in the Additional Accounts designated by the Assignment, except to the extent such proceeds (as defined in the UCC) consist of amounts held by the Transferor in accordance with the terms of the Pooling and Servicing Agreement for less than twenty days following receipt of such proceeds by the Transferor, and except to the extent that such proceeds consist of either (i) amounts held in an Investor Account [or a Series Account] maintained by the Trustee in the name of the Trust in accordance with the terms of the Pooling and Servicing Agreement, or (ii) Permitted Investments held by or on behalf of the Trustee in accordance with the terms of the Pooling and Servicing Agreement and any Supplement. Further, in connection with the opinions set forth in paragraph 3 and this paragraph 4, no opinion is expressed with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables in the Additional Accounts designated by the Assignment until such proceeds are deposited in the Collection Account in accordance with the terms of the Pooling and Servicing Agreement. Amounts that are payments by or on behalf of Obligors in respect of the Receivables, and held in the Collection Account or in an Investor Account or invested in Permitted Investments, and maintained or held in accordance with the terms of the Pooling and Servicing Agreement, are "proceeds" of Receivables within the meaning of Section 9-102(a)(64) of the UCC.

With respect to the opinions expressed in paragraph 3 and this paragraph 4, we note that the effectiveness of the Financing Statement will terminate (i) unless appropriate continuation statements are filed within the period of six months prior to the expiration of five year anniversary dates from the date of the original filing of the Financing Statement, (ii) if the Transferor changes its name, identity or corporate structure, unless new appropriate financing statements or amendments indicating the new name, identity or corporate structure of the Transferor are properly filed before the expiration of four months after the Transferor changes its name, identity or corporate structure, and (iii) four months after the Transferor changes its location to a jurisdiction outside the State, unless such security interest is perfected in such new jurisdiction within such time. Other than as discussed in this paragraph, no action is required to maintain the perfection, as described in paragraph 3 and this paragraph 4, of the interests of the Trustee on behalf of the Investor Certificateholders in the Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof (as defined in the UCC).

The opinions expressed in paragraph 3 and this paragraph 4 are limited to the interests of the Investor Certificateholders under the Pooling and Servicing Agreement and the related Supplement. In connection with paragraph 3 and this paragraph 4, we express no opinion as to the interests of the Transferor under the Pooling and Servicing Agreement or any Supplement. The opinions expressed in paragraph 3 and this paragraph 4 are subject to the interests of the Transferor or the holder of the Transferor Certificate arising under the Pooling and Servicing Agreement, which interests of the Transferor will not detract from the interest and priority of the interest held by the Trustee for the benefit of the Investor Certificateholders.

5.   In the course of such counsel's representation of the Transferor in connection with the matter to which this opinion relates, and without independent investigation, under the laws of the State, such counsel has not become aware of any right, lien or interest which has been asserted against the Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof, other than under the Pooling and Servicing Agreement.

FORM OF ANNUAL OPINION OF COUNSEL

The opinions set forth below, which are to be delivered pursuant to subsection 13.02(d)(ii) of the Pooling and Servicing Agreement, may be subject to certain qualifications, assumptions, limitations and exceptions taken or made in the opinion of counsel to the Transferor with respect to similar matters delivered on the Closing Date.

1.   The financing statement is in an appropriate form for filing in the State of Delaware (the "State") and has been duly filed in the appropriate filing office in the State and the fees and document taxes, if any, payable in connection with the said filing of the financing statement have been paid in full.

2.   If the Pooling and Servicing Agreement does not constitute a sale of the Receivables, (A) the Pooling and Servicing Agreement creates a security interest (as defined in the Uniform Commercial Code as in effect in the State (the "UCC")) in favor of the Trustee, (B) the security interest created under the Pooling and Servicing Agreement by the conveyance of the Receivables (other than Receivables in Additional Accounts) and in the proceeds thereof (as defined in the UCC), is a first priority perfected security interest in and against such Receivables and proceeds, and (C) changes under the Pooling and Servicing Agreement in the percentage of the Receivables and the proceeds thereof securing the Investor Certificates will not affect the said perfection and priority.

In connection with the opinion set forth in paragraph 2 relating to the priority of security interests, no opinion need be expressed as the priority of any security interest over (i) any lien, claim or other interest that arises by operation of law or does not require any filing with the Secretary of State of the State in order to take priority over any security interest which is perfected by filing with the Secretary of State of the State, and (ii) any claim or lien in favor of any government or any agency or instrumentality thereof.

3.   If the Pooling and Servicing Agreement constitutes a sale of the Receivables, (A) the Trustee has acquired, or will acquire in the case of the Receivables hereafter created (other than Receivables in Additional Accounts), all right, title and interest of the Transferor in and to the Receivables now existing and hereafter created (other than Receivables in Additional Accounts), and all proceeds thereof (as defined in the UCC), and (B) such property will be held by the Trustee free and clear of any lien or interest of any Person claiming through or under the Transferor, and the Trustee owns such Receivables and the proceeds thereof free of any lien or interest, in each case, except for (x) Liens permitted under subsection 2.05(b) of the Pooling and Servicing Agreement, (y) the interest of the holder of the Transferor Certificate, and (z) the Transferor's right to receive interest accruing on, and investment earnings in respect of, the Finance Charge Account and the Principal Account [or any Series Account] as provided in the Pooling and Servicing Agreement. The opinion with respect to Receivables and proceeds thereof hereafter created which do not arise from the sale of goods or the rendering of services may be qualified in its entirety by the qualifications set forth in the opinion of counsel rendered on the Closing Date.

In addition, in connection with the opinions set forth in paragraph 2 and this paragraph 3, no opinion is expressed herein with respect to Receivables in Additional Accounts or the proceeds thereof, or with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables, except to the extent such proceeds (as defined in the UCC) consist of amounts held by the Transferor in accordance with the terms of the Pooling and Servicing Agreement for less than twenty days following receipt of such proceeds by the Transferor, and except to the extent that such proceeds consist of either (i) amounts held in an Investor Account [or a Series Account] maintained by the Trustee in the name of the Trust in accordance with the terms of the Pooling and Servicing Agreement and any Supplement or (ii) Permitted Investments held by or on behalf of the Trustee in accordance with the terms of the Pooling and Servicing Agreement and any Supplement. Further, in connection with the opinions set forth in paragraph 2 and this paragraph 3, no opinion is expressed with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables until such proceeds are deposited in the Collection Account in accordance with the terms of the Pooling and Servicing Agreement. Amounts that are payments by or on behalf of Obligors in respect of the Receivables, and held in the Collection Account, an Investor Account or a Series Account or invested in Permitted Investments, and maintained or held in accordance with the terms of the Pooling and Servicing Agreement and any Supplement, are "proceeds" of Receivables within the meaning of Section 9-102(a)(64) of the UCC (such counsel may note, however, that, subject to the discussion elsewhere in this paragraph 3, the UCC does not apply to the sale of general intangibles or proceeds thereof).

Further, in connection with the opinions set forth in paragraph 2 and this paragraph 3, no opinion is expressed concerning (i) Interchange and the proceeds (as defined in the UCC) relating to Interchange, (ii) Receivables and the proceeds (as defined in the UCC) thereof in Defaulted Accounts or Zero Balance Accounts, (iii) Receivables that have been charged-off as uncollectible and the proceeds (as defined in the UCC) of such Receivables, including recoveries, or (iv) Receivables and the proceeds (as defined in the UCC) thereof that are removed from the Trust and reassigned to the Transferor pursuant to the Pooling and Servicing Agreement.

With respect to the opinions expressed in paragraph 2 and this paragraph 3, we note that the effectiveness of the financing statement will terminate (i) unless appropriate continuation statements are filed within the period of six months prior to the expiration of five year anniversary dates from the date of the original filing of the financing statement, (ii) if the Transferor changes its name, identity or corporate structure, unless new appropriate financing statements or amendments indicating the new name, identity or corporate structure of the Transferor are properly filed before the expiration of four months after the Transferor changes its name, identity or corporate structure, and (iii) four months after the Transferor changes its location to a jurisdiction outside the State, unless such security interest is perfected in such new jurisdiction within such time. Other than as discussed in this paragraph and compliance with the Pooling and Servicing Agreement, no action is required to maintain the perfection, as described in paragraph 2 and this paragraph 3, of the interests of the Trustee on behalf of the Investor Certificateholders in the Receivables (other than Receivables in Additional Accounts) and the proceeds thereof (as defined in the UCC). We note that the provisions of Section 13.02 of the Pooling and Servicing Agreement require the Transferor to give certain notices and to take certain actions upon the occurrence of certain events discussed in this paragraph so as to preserve and protect the right, title and interest of the Trustee under the Pooling and Servicing Agreement to all property comprising the Trust.

The opinions expressed in paragraph 2 and this paragraph 3 are limited to the interests of the Investor Certificateholders under the Pooling and Servicing Agreement. In connection with paragraph 2 and this paragraph 3, we express no opinion as to the interests of the Transferor or the holder of the Transferor Certificate under the Pooling and Servicing Agreement. The opinions expressed in paragraph 2 and this paragraph 3 are subject to the interests of the Transferor arising under the Pooling and Servicing Agreement, which interests of the Transferor will not detract from the interest and priority of the interest held by the Trustee for the benefit of the Investor Certificateholders.

[4. Except for the financing statement referenced above, no other financing statement covering the Accounts (other than Receivables in Additional Accounts) or the Trustee's interest in the Accounts (other than Receivables in Additional Accounts) is on file in the office of the Secretary of State of the State (Uniform Commercial Code Division).]

[5. In the course of such counsel acting as special counsel to the Transferor in connection with the matter to which this opinion relates, and without independent investigation, under the laws of the State, such counsel has not become aware of any right, lien or interest which has been asserted against the Receivables and the proceeds thereof, other than under the Pooling and Servicing Agreement.]

FORM OF REASSIGNMENT OF RECEIVABLES

REASSIGNMENT NO. _____ OF RECEIVABLES, dated as of _____ ___, _____ (this "Reassignment"), by and among BANK OF AMERICA, NATIONAL ASSOCIATION, a national banking association, as Servicer (the "Servicer"), BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company ("Funding"), and THE BANK OF NEW YORK MELLON, a banking corporation organized and existing under the laws of the State of New York (the "Trustee") pursuant to the Pooling and Servicing Agreement referred to below.

W I T N E S S E T H:

WHEREAS, Funding, the Servicer, and the Trustee are parties to the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015] (hereinafter as such agreement may have been, or may from time to time be, amended, supplemented or otherwise modified, the "Pooling and Servicing Agreement");

WHEREAS, pursuant to the Pooling and Servicing Agreement, Funding wishes to remove from BA Master Credit Card Trust II (the "Trust") all Receivables from the Removed Accounts (as herein defined) and to cause the Trustee to reconvey the Receivables of such Removed Accounts, whether now existing or hereafter created, to Funding; and

WHEREAS, the Trustee is willing to accept such designation and to reconvey the Receivables in the Removed Accounts subject to the terms and conditions hereof;

NOW, THEREFORE, Funding and the Trustee hereby agree as follows:

1.   Defined Terms. All terms defined in the Pooling and Servicing Agreement and used herein shall have such defined meanings when used herein, unless otherwise defined herein.

"Removal Date" shall mean, with respect to the Removed Accounts designated hereby, _____, ____.

"Removal Notice Date" shall mean, with respect to the Removed Accounts designated hereby, _____, ____ (which shall be a date on or prior to the fifth Business Day prior to the Removal Date).

"Removed Accounts" shall mean the Removed Accounts, as defined in the Pooling and Servicing Agreement, that are designated hereby and listed on Schedule 1 attached hereto.

2.	Designation of Removed Accounts. Funding shall deliver to the Trustee, not later than five Business Days after the Removal Date, a computer file containing a true and complete list of all Removed Accounts designated hereby, such Removed Accounts being identified by account number and by the aggregate amount of Receivables in such Removed Accounts as of the close of business on the Removal Date. Such list shall be marked as Schedule 1 to this Reassignment and shall be incorporated into and made a part of this Reassignment and the Pooling and Servicing Agreement as of the Removal Date and shall supplement Schedule 1 to the Pooling and Servicing Agreement and each other schedule of Accounts heretofore delivered by Funding to the Trustee.

3.	Conveyance of Receivables.

(a)	The Trustee does hereby reconvey to Funding, without recourse on and after the Removal Date, all right, title and interest of the Trustee in and to, and the Trustee does hereby release its lien on and security interest in, the Receivables now existing and hereafter created in the Removed Accounts designated hereby, all monies due or to become due with respect thereto (including all Finance Charge Receivables), all proceeds (as defined in the Delaware UCC) of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof.

(b)	In connection with such transfer, the Trustee agrees to authorize, execute and/or deliver to Funding[, as applicable,] on or prior to the date of this Reassignment, a termination statement with respect to the Receivables now existing and hereafter created in the Removed Accounts designated hereby (which may be a single termination statement with respect to all such Receivables) evidencing the release by the Trustee of its Lien on the Receivables in the Removed Accounts, and meeting the requirements of applicable state law, in such manner and such jurisdictions as are necessary to remove such Lien.

4.	Representations and Warranties of Funding. Funding hereby represents and warrants to the Trustee as of the Removal Date:

(a)	Legal, Valid and Binding Obligation. This Reassignment constitutes a legal, valid and binding obligation of Funding enforceable against Funding in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).

(b)	Selection Procedures. No selection procedures believed by Funding to be materially adverse to the interests of the Investor Certificateholders were utilized in selecting the Removed Accounts designated hereby.

5.   Conditions Precedent. The amendment of the Pooling and Servicing Agreement set forth in Section 6 hereof is subject to the satisfaction, on or prior to the Removal Date, of the following condition precedent:

Funding shall have delivered to the Trustee an Officer's Certificate certifying that (i) as of the Removal Date, all requirements set forth in Section 2.07 of the Pooling and Servicing Agreement for designating Removed Accounts and reconveying the Receivables of such Removed Accounts, whether now existing or hereafter created, have been satisfied, and (ii) each of the representations and warranties made by Funding in Section 4 hereof is true and correct as of the Removal Date. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein, and shall incur no liability in so relying.

6.   Amendment of the Pooling and Servicing Agreement. The Pooling and Servicing Agreement is hereby amended to provide that all references therein to the "Pooling and Servicing Agreement," to "this Agreement" and "herein" shall be deemed from and after the Removal Date to be a dual reference to the Pooling and Servicing Agreement as supplemented by this Reassignment. Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions to the Pooling and Servicing Agreement shall remain unamended and shall continue to be, and shall remain, in full force and effect in accordance with its terms and except as expressly provided herein shall not constitute or be deemed to constitute a waiver of compliance with or a consent to non-compliance with any term or provision of the Pooling and Servicing Agreement.

7.   Counterparts. This Reassignment may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

8.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Reassignment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Reassignment shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Reassignment involves at least $100,000.00, and (b) that this Reassignment has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

IN WITNESS WHEREOF, the undersigned have caused this Reassignment of Receivables to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

BA CREDIT CARD FUNDING, LLC,
as Transferor

By: _____
    Name:
    Title:

THE BANK OF NEW YORK MELLON,
as Trustee

By: _____
    Name:
    Title:

BANK OF AMERICA, NATIONAL
   ASSOCIATION,
as Servicer

By: _____
    Name:
    Title:

Schedule 1
to Reassignment
of Receivables

REMOVED ACCOUNTS

FORM OF RECONVEYANCE OF RECEIVABLES

RECONVEYANCE NO. [_____]-[__] OF RECEIVABLES, dated as of _____ ____, _____ (this "Reconveyance"), by and among Bank of America, National Association, a national banking association, as Servicer (the "Servicer"), BA Credit Card Funding, LLC, a Delaware limited liability company (the "Transferor"), and The Bank of New York Mellon, a banking corporation organized and existing under the laws of New York (the "Trustee") pursuant to the Pooling and Servicing Agreement referred to below.

W I T N E S S E T H:

WHEREAS, the Transferor, the Servicer, and the Trustee are parties to the Fourth Amended and Restated Pooling and Servicing Agreement dated as of [November 23, 2015] (hereinafter as such agreement may have been, or may from time to time be, amended, supplemented or otherwise modified, the "Pooling and Servicing Agreement");

WHEREAS, pursuant to the Pooling and Servicing Agreement, the Transferor wishes to cause the Trustee to reconvey all of the Receivables and proceeds thereof, whether now existing or hereafter created, from the Trust to the Transferor pursuant to the terms of Section 12.04 of the Pooling and Servicing Agreement upon termination of the Trust pursuant to subsection 12.01(a) of the Pooling and Servicing Agreement (as each such term is defined in the Pooling and Servicing Agreement);

WHEREAS, the Trustee is willing to reconvey Receivables subject to the terms and conditions hereof;

NOW, THEREFORE, the Transferor and the Trustee hereby agree as follows:

1.   Defined Terms. All terms defined in the Pooling and Servicing Agreement and used herein shall have such defined meanings when used herein, unless otherwise defined herein.

"Reconveyance Date" shall mean _____, ____.

2.   Return of Lists of Accounts. The Trustee shall deliver to the Transferor, not later than three Business Days after the Reconveyance Date, each and every computer file or microfiche list of Accounts delivered to the Trustee pursuant to the terms of the Pooling and Servicing Agreement.

3.   Conveyance of Receivables. (a) The Trustee does hereby reconvey to the Transferor, without recourse, on and after the Reconveyance Date, all right, title and interest of the Trust in and to each and every Receivable now existing and hereafter created in the

Accounts, all monies due or to become due with respect thereto (including all Finance Charge Receivables), all proceeds (as defined in the Delaware UCC) of such Receivables and Insurance Proceeds relating to such Receivables and any Interchange, except for amounts, if any, held by the Trustee pursuant to subsection 12.03(b) of the Pooling and Servicing Agreement.

(b)   In connection with such transfer, the Trustee agrees to authorize and deliver to the Transferor on or prior to the date of this Reconveyance, such UCC termination statements as the Transferor may reasonably request, evidencing the release by the Trustee of its lien on the Receivables.

4.   Counterparts. This Reconveyance may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

5.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Reconveyance shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Reconveyance shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Reconveyance involves at least $100,000.00, and (b) that this Reconveyance has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

IN WITNESS WHEREOF, the undersigned have caused this Reconveyance of Receivables to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

BA CREDIT CARD FUNDING, LLC, as
   Transferor

By: _____
   Name:
   Title:

THE BANK OF NEW YORK MELLON,
   as Trustee

By: _____
   Name:
   Title:

BANK OF AMERICA, NATIONAL
   ASSOCIATION, as Servicer

By: _____
   Name:
   Title:

LIST OF ACCOUNTS

Delivered to Trustee only

[Deemed Incorporated]

BA CREDIT CARD TRUST

as Issuer

and

THE BANK OF NEW YORK MELLON

as Indenture Trustee

_____

FOURTH AMENDED AND RESTATED

INDENTURE

dated as of [November 23, 2015]

TABLE OF CONTENTS

**Page**

EXHIBITS

RECONCILIATION AND TIE BETWEEN TRUST INDENTURE ACT OF 1939 AND INDENTURE PROVISIONS[*]

Trust Indenture Act Section	Indenture Section
310(a)(1)	809
(a)(2)	809
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	809
(b)	808, 810(d)(i)
(c)	Not Applicable
311(a)	813
(b)	813
(c)	Not Applicable
312(a)	901, 902(a)
(b)	902(b)
(c)	902(c)
313(a)	903
(b)	903(c)
(c)	903, 903(c)
(d)	905
314(a)	905, 1104
(b)	1309
(c)(1)	102, 601(c), 1307
(c)(2)	102, 601(c), 1307
(c)(3)	102, 601(c), 1307
(d)(1)	1302
(d)(2)	Not Applicable
(d)(3)	Not Applicable
(e)	102
315(a)	801(a), 801(b)
(b)	802
(c)	801(c)
(d)	801(d)
(d)(1)	801(d)(i)
(d)(2)	801(d)(ii)
(d)(3)	801(d)(iii)
(e)	717
316(a)(1)(A)	709
316(a)(1)(B)	716
316(a)(2)	Not Applicable
316(b)	711
317(a)(1)	703, 705
317(a)(2)	704
317(b)	1103
318(a)	107

[*] This reconciliation and tie shall not, for any purpose be part of the within indenture.

THIS FOURTH AMENDED AND RESTATED INDENTURE between BA CREDIT CARD TRUST, a statutory trust organized under the laws of the State of Delaware (the "Issuer"), having its principal office at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, and THE BANK OF NEW YORK MELLON, a New York banking corporation, in its capacity as Indenture Trustee (the "Indenture Trustee"), is made and entered into as of [November 23, 2015].

RECITALS OF THE ISSUER

WHEREAS, MBNA Credit Card Master Note Trust (as predecessor to BA Credit Card Trust) and the Indenture Trustee have heretofore executed and delivered an Indenture, dated as of May 24, 2001 as amended, supplemented or otherwise modified prior to June 10, 2006, the "Original Indenture");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered an Amended and Restated Indenture, dated as of June 10, 2006 (as amended, supplemented or otherwise modified prior to October 20, 2006, the "Amended and Restated Indenture");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered a Second Amended and Restated Indenture, dated as of October 20, 2006 (as amended, supplemented or otherwise modified prior to the date hereof, the "Second Amended and Restated Indenture");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered a Third Amended and Restated Indenture, dated as of October 1, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the "Third Amended and Restated Indenture");

WHEREAS, the Issuer and the Indenture Trustee desire to amend and restate the Third Amended and Restated Indenture to read in its entirety as set forth below; and

WHEREAS, the Issuer has duly authorized the execution and delivery of this Fourth Amended and Restated Indenture to provide for the issuance of its notes to be issued in one or more fully registered or bearer series, classes or tranches.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend and restate the Third Amended and Restated Indenture as follows:

GRANTING CLAUSE

The Issuer hereby grants to the Indenture Trustee for the benefit and security of (a) the Noteholders, (b) each Derivative Counterparty to a Derivative Agreement entered into in connection with issuance of a tranche of Notes that expressly states that such Derivative Counterparty is entitled to the benefit of the Collateral, and (c) the Indenture Trustee, in its individual capacity (the "Secured Party"), a security interest in all of its right, title and interest, whether now owned or hereafter acquired, in and to:

        (i)   the Collateral Certificate;

        (ii)   the Collection Account;

        (iii)   any Supplemental Account;

        (iv)   all sub-Accounts in the Collection Account or any Supplemental Account;

        (v)   all investment property, money and other property held in or through the Collection Account, any Supplemental Account or any sub-Account thereof;

        (vi)   all rights, benefits and powers under any Derivative Agreement relating to any tranche of Notes;

        (vii) all rights of enforcement against any of the representations and warranties made by the Beneficiary pursuant to the Trust Agreement;

        (viii) all present and future claims, demands, causes of and choses in action in respect of any of the foregoing and all interest, principal, payments and distributions of any nature or type on any of the foregoing;

        (ix)   all accounts, general intangibles, chattel paper, instruments, documents, goods, money, investment property, deposit accounts, certificates of deposit, letters of credit, letter-of-credit rights and advices of credit consisting of, arising from, or relating to any of the foregoing; and

        (x)   all proceeds of the foregoing.

The collateral described above is referred to as the "Collateral." The Security Interest in the Collateral is granted to secure the Notes (and, to the extent specified in the applicable Indenture Supplement or Derivative Agreement, the obligations under any applicable Derivative Agreements) equally and ratably without prejudice, priority or distinction between any Note and any other Note by reason of difference in time of issuance or otherwise, except as otherwise expressly provided in this Indenture, or in the Indenture Supplement which establishes any tranche of Notes, and to secure (i) the payment of all amounts due on such Notes (and, to the extent so specified, the obligations under any applicable Derivative Agreements) in accordance with their terms, (ii) the payment of all other sums payable by the Issuer under this Indenture or any Indenture Supplement and (iii) compliance by the Issuer with the provisions of this Indenture or any Indenture Supplement. This Indenture is a security agreement within the meaning of the UCC.

The Indenture Trustee acknowledges the grant of such Security Interest, and accepts the Collateral in trust hereunder in accordance with the provisions hereof and agrees to perform the duties herein to the end that the interests of the Noteholders may be adequately and effectively protected.

Particular Notes and Derivative Agreements will benefit from the Security Interest to the extent (and only to the extent) proceeds of and distributions on the Collateral are allocated for their benefit pursuant to this Indenture and the applicable Indenture Supplement.

AGREEMENTS OF THE PARTIES

To set forth or to provide for the establishment of the terms and conditions upon which the Notes are and are to be authenticated, issued and delivered, and in consideration of the premises and the purchase of Notes by the Holders thereof, it is mutually covenanted and agreed as follows, for the equal and proportionate benefit of all Holders of the Notes or of a series, class or tranche thereof, as the case may be:

LIMITED RECOURSE

The obligation of the Issuer to make payments of principal, interest and other amounts on the Notes and to make payments on Derivative Agreements is limited in recourse as set forth in Section 711.

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101.   Definitions. For all purposes of this Indenture and of any Indenture Supplement, except as otherwise expressly provided or unless the context otherwise requires:

(1)   the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(2)   all other terms used herein which are defined in the Trust Indenture Act or by Commission rule under the Trust Indenture Act or in the Series 2001-D Supplement, either directly or by reference therein, have the meanings assigned to them therein;

(3)   all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder means such accounting principles as are generally accepted in the United States of America at the date of such computation;

(4)   all references in this Indenture to designated "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this Indenture as originally executed. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(5)   "including" and words of similar import will be deemed to be followed by "without limitation."

"Account Owner" is defined in the Pooling and Servicing Agreement.

"Accounts" means, collectively, the Collection Account and any Supplemental Account, in each case including any sub-Accounts therein.

"Act," when used with respect to any Noteholder, is defined in Section 104(a).

"action," when used with respect to any Noteholder, is defined in Section 104(a).

"Adjusted Outstanding Dollar Principal Amount" means at any time with respect to any series, class or tranche of Notes, the Outstanding Dollar Principal Amount of all Outstanding Notes of such series, class or tranche at such time, *less* any funds on deposit in the Principal Funding Account (as defined in the related Indenture Supplement) or the related sub-Account, as applicable, for such series, class or tranche at such time.

"Adverse Effect" means, whenever used in this Indenture with respect to any series, class or tranche of Notes with respect to any action, that such action will (a) at the time of its occurrence or at any future date result in the occurrence of an Early Redemption Event or Event of Default relating to such series, class or tranche, as applicable, (b) adversely affect the amount of funds available to be distributed to the Noteholders of any such series, class or tranche pursuant to this Indenture or the timing of such distributions, or (c) adversely affect the security interest of the Indenture Trustee in the Collateral.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Amended and Restated Indenture" has the meaning specified in the recitals of this Indenture.

"Authenticating Agent" means any Person authorized by the Indenture Trustee to authenticate Notes under Section 814.

"Authorized Newspaper" means, with respect to any tranche of Notes, publication in the newspaper of record specified in the applicable Indenture Supplement for that tranche, or if and so long as Notes of that tranche are listed on any securities exchange and that exchange so requires, in the newspaper of record required by the applicable securities exchange, printed in any language specified in the applicable Indenture Supplement or satisfying the requirements of such exchange.

"Available Funds" (i) with respect to all series of Notes, means the amount of Available Funds (as defined in the Series 2001-D Supplement) which are payable to the Issuer pursuant to Section 4.06(a) of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement plus any amounts to be treated as Available Funds pursuant to Section 403(d) and (ii) with respect to any series of Notes, has the meaning specified in the related Indenture Supplement.

"Available Funds Allocation Amount" means, on any date of determination during any Monthly Period for any tranche, class or series of Notes (exclusive of (a) any Notes within such tranche, class or series which will be paid in full during such Monthly Period, and (b) any Notes which will have a Nominal Liquidation Amount of zero during such Monthly Period), an amount equal to the sum of (i) the Nominal Liquidation Amount for such tranche, class or series, as applicable, as of the last day of the preceding Monthly Period, *plus* (ii) the aggregate amount of any increases in the Nominal Liquidation Amount of such tranche, class or series, as applicable, as a result of (x) the issuance of a new tranche of Notes or the issuance of additional Notes in an Outstanding tranche of Notes, (y) the accretion of principal on Discount Notes of such tranche, class or series, as applicable, or (z) the release of prefunded amounts (other than prefunded amounts deposited during such Monthly Period) for such tranche, class or series, as applicable, from a principal funding sub-account, in each case during such Monthly Period.

"Available Principal Amounts" (i) with respect to all series of Notes, means the amount of Available Investor Principal Collections (as defined in the Series 2001-D Supplement) which are payable to the Issuer pursuant to Section 4.06(b)(i) or Section 4.06(c)(i) of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement and (ii) with respect to any series of Notes, has the meaning specified in the related Indenture Supplement.

"BACCS" means Banc of America Consumer Card Services, LLC, a North Carolina limited liability company, and its successors and assigns.

"BANA" means Bank of America, National Association (successor by merger to FIA Card Services, National Association) and its successors and assigns.

"Bearer Note" means a Note in bearer form.

"Beneficiary" is defined in the Trust Agreement.

"Business Day," unless otherwise specified in the Indenture Supplement for any tranche of Notes, means any day other than (a) a Saturday or Sunday or (b) any other day on which national banking associations or state banking institutions in New York, New York, Newark, Delaware, or Charlotte, North Carolina are authorized or obligated by law, executive order or governmental decree to be closed.

"class" means, with respect to any Note, the class specified in the applicable Indenture Supplement.

"Collateral" is defined in the Granting Clause.

"Collateral Certificate" means the Series 2001-D Certificate issued pursuant to the Pooling and Servicing Agreement and the Series 2001-D Supplement, as amended, supplemented, restated or otherwise modified from time to time.

"Collection Account" is defined in Section 402(a).

"Collections" is defined in Section 401.

"Commission" means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties on such date.

"Corporate Trust Office" means the principal office of the Indenture Trustee in New York, New York at which at any particular time its corporate trust business will be principally administered, which office at the date hereof is located at 101 Barclay Street, Floor 7 West, New York, New York 10286.

"Daily Available Funds Amount" means, for any day during any Monthly Period, an amount equal to the product of (a) the amount determined pursuant to clause (i) of the definition of Available Funds (as defined in the Series 2001-D Supplement) for such Monthly Period *minus*, if BANA or The Bank of New York Mellon is the Servicer, the Servicer Interchange (as defined in the Series 2001-D Supplement) for such Monthly Period and (b) the percentage equivalent of a fraction, the numerator of which is the Available Funds Allocation Amount for such series, class or tranche of Notes for such day and the denominator of which is the Available Funds Allocation Amount for all series of Notes for such day.

"Daily Principal Amount" means, for any day during any Monthly Period on which Collections of Principal Receivables are processed pursuant to Section 4.05 of the Series 2001-D Supplement for any series, class or tranche of Notes, an amount equal to the product of (a) the aggregate amount allocated to the Investor Certificateholders (as defined in the Series 2001-D Supplement) pursuant to Section 4.05(a)(ii) or 4.05(b)(ii) of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement and (b) the percentage equivalent of a fraction, the numerator of which is the Principal Allocation Amount for such series, class or tranche of Notes for such day and the denominator of which is the Principal Allocation Amount for all series of Notes for such day.

"Depository" means a U.S. Depository or a Foreign Depository, as the case may be.

"Derivative Agreement" means any currency, interest rate or other swap, cap, collar, guaranteed investment contract or other derivative agreement.

"Derivative Counterparty" means any party to any Derivative Agreement other than the Issuer or the Indenture Trustee.

"Discount Note" means a Note that provides for an amount *less* than the Stated Principal Amount (but not less than the Initial Dollar Principal Amount) thereof to be due and payable upon the occurrence of an Early Redemption Event or other optional or mandatory redemption or the occurrence of an Event of Default and the acceleration of such Note, in each case before the Expected Principal Payment Date of the applicable Note.

"Dollar" means (a) United States dollars, or (b) denominated in United States dollars.

"Early Redemption Event" is defined in Section 1201.

"Effective Date" means the date on which this Indenture is executed and delivered by the parties hereto.

"Entity" means any Person other than an individual or government (including any agency or political subdivision thereof).

"ERISA" means the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

"Event of Default" is defined in Section 701.

"Excess Available Funds Sharing Group" means all Excess Available Funds Sharing Series that have the same Excess Available Funds Sharing Group designation.

"Excess Available Funds Sharing Series" means a series that, pursuant to the Indenture Supplement therefor, will share certain excess Available Funds with other series in the same Excess Available Funds Sharing Group, as more specifically set forth in such Indenture Supplement.

"Exchange Date" means, with respect to any tranche of Notes, the latest of:

(a)   in the case of exchanges of beneficial interests in Temporary Global Notes for beneficial interests in Permanent Global Notes in registered form, any date that is after the related issuance date;

(b)   in the case of exchanges of beneficial interests in Temporary Global Notes for beneficial interests in Permanent Global Notes in bearer form, the date of presentation of certification of non-United States beneficial ownership (as described in Section 205); and

(c)   the earliest date on which such an exchange of a beneficial interest in a Temporary Global Note for a beneficial interest in a Permanent Global Note is permitted by applicable law.

"Expected Principal Payment Date" means, with respect to any series, class or tranche of Notes, the scheduled due date of any payment of principal on such Notes, as specified in the related Indenture Supplement, or if such day is not a Business Day, the next following Business Day, unless such day is in the next calendar month, in which case such Expected Principal Payment Date, unless otherwise specified in the related Indenture Supplement, will be the last Business Day of the current calendar month.

"FDIC" means the Federal Deposit Insurance Corporation or any successor thereto.

"Federal Bankruptcy Code" means Title 11 of the United States Code, as amended from time to time.

"Finance Charge Receivables" is defined in the Pooling and Servicing Agreement.

"Fitch" means Fitch Ratings, Inc., or any successor thereto.

"foreign currency" means (a) a currency other than Dollars, or (b) denominated in a currency other than Dollars.

"Foreign Depository" means the Person specified in the applicable Indenture Supplement, in its capacity as depository for the accounts of any clearing agencies located outside the United States.

"Funding" means BA Credit Card Funding, LLC, a Delaware limited liability company, and its successors and assigns.

"Global Note" means any Note issued pursuant to Section 204.

"group" means any one or more series of Notes which are specified as belonging to a common group (including any Excess Available Funds Sharing Group, Reallocation Group or any group established by an Indenture Supplement) in the applicable Indenture Supplement. A particular series may be included in more than one group if the Indenture Supplement for such series so provides.

"Holder," when used with respect to any Note, means a Noteholder.

"Indenture" or "this Indenture" means this Indenture as originally executed and as amended, supplemented, restated or otherwise modified from time to time by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and will include the terms of particular series, classes or tranches of Notes created as contemplated by Section 301.

"Indenture Supplement" means, with respect to any series of Notes, a supplement to this Indenture, executed and delivered in conjunction with the issuance of such Notes pursuant to Section 1001, together with any applicable terms document related to such Indenture Supplement and any amendment to the Indenture Supplement executed pursuant to Section 1001 or 1002, and, in either case, including all amendments thereof and supplements thereto.

"Indenture Trustee" means the Person named as the Indenture Trustee in the first paragraph of this Indenture until a successor Indenture Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Indenture Trustee" means and includes each Person who is then an Indenture Trustee hereunder. If at any time there is more than one such Person, "Indenture Trustee" as used with respect to the Notes of any series, class or tranche means the Indenture Trustee with respect to Notes of that series, class or tranche.

"Indenture Trustee Authorized Officer" means, when used with respect to the Indenture Trustee, any vice president, any assistant vice president, the treasurer, any assistant treasurer, any senior trust officer or trust officer, or any other officer of the Indenture Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"Initial Dollar Principal Amount" means (a) unless otherwise specified in the applicable Indenture Supplement, with respect to tranches of Dollar Interest-bearing Notes, the aggregate initial principal amount of the Outstanding Notes of such tranche, and (b) with respect to tranches of Discount Notes and foreign currency Notes, the amount specified in the applicable Indenture Supplement as the Initial Dollar Principal Amount thereof.

"Interest-bearing Note" means a Note that bears interest at a stated or computed rate on the principal amount thereof. A Note may be both an Interest-bearing Note and a Discount Note.

"Interest Payment Date" means, with respect to any series, class or tranche of Notes, the scheduled due date of any payment of interest on such Notes, as specified in the applicable Indenture Supplement, or if such day is not a Business Day, the next following Business Day, unless such day is in the next calendar month, in which case the Interest Payment Date, unless otherwise specified in the related Indenture Supplement, will be the last Business Day of the current calendar month; provided, however, that upon the acceleration of a series, class or tranche of Notes following an Event of Default or upon the occurrence of an Early Redemption Event, or other optional or mandatory redemption of that series, class or tranche of Notes, each Monthly Principal Accrual Date will be an Interest Payment Date.

"Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Investor Certificate" is defined in the Pooling and Servicing Agreement.

"Investor Certificateholder" is defined in the Pooling and Servicing Agreement.

"Investor Interest" is defined in the Series 2001-D Supplement.

"Investment Company Act" means the Investment Company Act of 1940, as amended.

"Issuer" is defined in the first paragraph of this Indenture.

"Issuer Authorized Officer" means (a) an authorized signatory of the Owner Trustee, or (b) the chairman or vice-chairman of the board of directors, chairman or vice-chairman of the executive committee of the board of directors, the president, any vice-president, the secretary, any assistant secretary, the treasurer, or any assistant treasurer, in each case of the Beneficiary, or any other officer or employee of the Beneficiary who is authorized to act on behalf of the Issuer.

"Issuer Certificate" means a certificate (including an Officer's Certificate) signed in the name of an Issuer Authorized Officer, or the Issuer by an Issuer Authorized Officer and, in each case delivered to the Indenture Trustee relating to, among other things, the issuance of a new tranche of Notes. Wherever this Indenture requires that an Issuer Certificate be signed also by an accountant or other expert, such accountant or other expert (except as otherwise expressly provided in this Indenture) may be in the employ of the Beneficiary.

"Issuer Tax Opinion" means, with respect to any action, an Opinion of Counsel to the effect that, for Federal income tax purposes, (a) such action will not adversely affect the tax characterization as debt of any Outstanding series, class or tranche of Notes that were characterized as debt at the time of their issuance, (b) following such action the Issuer will not be treated as an association (or publicly traded partnership) taxable as a corporation, (c) such action will not cause or constitute an event in which gain or loss would be recognized by any Holder of any such Notes, and (d) except as provided in the related Indenture Supplement, where such action is the issuance of a series, class or tranche of Notes, following such action such series, class or tranche of Notes will be properly characterized as debt.

"Legal Maturity Date" means, with respect to a series, class or tranche of Notes, the date specified in the Indenture Supplement, for such Note as the fixed date on which the principal of such series, class or tranche of Notes is due and payable.

"Majority Holders" means, with respect to any series, class or tranche of Notes or all Outstanding Notes, the Holders of a majority in Outstanding Dollar Principal Amount of the Outstanding Notes of that series, class or tranche or of all Outstanding Notes, as the case may be.

"Master Trust" means BA Master Credit Card Trust II, established pursuant to the Pooling and Servicing Agreement.

"Master Trust Tax Opinion" means, with respect to any action, an Opinion of Counsel to the effect that, for Federal income tax purposes, (a) such action will not adversely affect the tax characterization as debt of the Investor Certificates of any outstanding series or class under the Master Trust that were characterized as debt at the time of their issuance, (b) following such action the Master Trust will not be treated as an association (or publicly traded partnership) taxable as a corporation and (c) such action will not cause or constitute an event in which gain or loss would be recognized by any Investor Certificateholder.

"Monthly Interest Accrual Date" means, with respect to any Outstanding series, class or tranche of Notes:

      (a)   each Interest Payment Date for such series, class or tranche, and

      (b)   for any Monthly Period in which no Interest Payment Date for such series, class or tranche occurs, the date in such Monthly Period corresponding numerically to the next Interest Payment Date for such series, class or tranche of Notes, or in the case of a series, class or tranche of Discount Notes, the Expected Principal Payment Date for that series, class or tranche, or as otherwise specified in the applicable Indenture Supplement for such series, class or tranche of Notes; provided, however, that

(i) for the Monthly Period in which a series, class or tranche of Notes is issued, the date of issuance of such series, class or tranche will be the first Monthly Interest Accrual Date for such Monthly Period for such series, class or tranche of Notes,

(ii) for the Monthly Period next following the Monthly Period in which a series, class or tranche of Notes is issued, unless otherwise indicated in the related Indenture Supplement, the first day of such Monthly Period will be the first Monthly Interest Accrual Date in such next following Monthly Period for such series, class or tranche of Notes,

(iii) any date on which proceeds from a sale of Receivables following an Event of Default and acceleration of any tranche of Notes are deposited into the interest funding account for such Notes will be a Monthly Interest Accrual Date for such tranche of Notes,

(iv) if there is no such numerically corresponding date in such Monthly Period, then the Monthly Interest Accrual Date will be the last Business Day of such Monthly Period, and

(v) if such numerically corresponding date in such Monthly Period is not a Business Day, then the Monthly Interest Accrual Date will be the next following Business Day (unless such Business Day would fall in the following Monthly Period in which case the Monthly Interest Accrual Date will be the last Business Day of such earlier month).

"Monthly Noteholders' Statement" means a report substantially in the form of Exhibit B, as the same may be supplemented as set forth in the related Indenture Supplement.

"Monthly Period" has the meaning specified in the Series 2001-D Supplement.

"Monthly Principal Accrual Date" means, with respect to any Outstanding series, class or tranche of Notes:

(a) for any Monthly Period in which an Expected Principal Payment Date for such series, class or tranche occurs, such Expected Principal Payment Date, or as otherwise specified in the applicable Indenture Supplement for such tranche of Notes, and

(b) for any Monthly Period in which no Expected Principal Payment Date for such series, class or tranche occurs, the date in such Monthly Period corresponding numerically to the next Expected Principal Payment Date for such tranche of Notes (or for any month following the last Expected Principal Payment Date, the date in such month corresponding numerically to the preceding Expected Principal Payment Date for such tranche of Notes), or as otherwise specified in the applicable Indenture Supplement, for such tranche of Notes; provided, however, that:

(i)   following a Pay Out Event as described in <u>Section 9.01(a)</u> of the Pooling and Servicing Agreement, the second Business Day following such Pay Out Event shall be a Monthly Principal Accrual Date,

(ii)   any date on which prefunded excess amounts are released from any principal funding subaccount and deposited into the principal funding subaccount of any tranche of Notes on or after the Expected Principal Payment Date for such tranche of Notes will be a Monthly Principal Accrual Date for such tranche of Notes,

(iii)   any date on which proceeds from a sale of Receivables following an Event of Default and acceleration of any tranche of Notes are deposited into the principal funding account for such Notes will be a Monthly Principal Accrual Date for such tranche of Notes,

(iv)   if there is no numerically corresponding date in such Monthly Period, then the Monthly Principal Accrual Date will be the last Business Day of such Monthly Period, and

(v)   if such numerically corresponding date in such Monthly Period is not a Business Day, the Monthly Principal Accrual Date will be the next following Business Day (unless such Business Day would fall in the following month in which case the Monthly Principal Accrual Date will be the last Business Day of such earlier Monthly Period).

"<u>Monthly Principal Payment</u>" means, with respect to any series of Notes, an amount, not less than zero, equal to (a) the Targeted Principal Deposit Amount, *plus* (b) the Reallocated Principal Amount, *minus* (c) Reallocated Available Funds, each with respect to such series of Notes for such Monthly Period.

"<u>Moody's</u>" means Moody's Investors Service, Inc., or any successor thereto.

"<u>Nominal Liquidation Amount</u>" means, with respect to any Outstanding tranche of Notes, an amount determined in accordance with the applicable Indenture Supplement. The Nominal Liquidation Amount for a series of Notes will be the sum of the Nominal Liquidation Amounts of all of the tranches of Notes of that series.

"<u>non-Performing</u>," with respect to a Derivative Agreement, means not Performing.

"<u>Note</u>" or "<u>Notes</u>" means any note or notes of any series, class or tranche authenticated and delivered from time to time under this Indenture.

"<u>Note Accumulation Period</u>" means, with respect to any series, class or tranche of Notes, the period commencing on the first day of the Monthly Period for which there is a Targeted Principal Deposit Amount with respect to such series, class or tranche of Notes and ending on the last day of the Monthly Period preceding the next following Monthly Period for which there is no Targeted Principal Deposit Amount with respect to such series, class or tranche of Notes; provided, however, that, with respect to any tranche of Notes which has been accelerated following an event of default, has had an early redemption event or will be partially redeemed during a partial or limited amortization, the related Note Accumulation Period will commence on the effective date of such acceleration, early redemption event or partial or limited amortization period.

"Note Owner" means the beneficial owner of an interest in a Global Note.

"Note Rating Agency" means, with respect to any Outstanding series, class or tranche of Notes, each statistical Note Rating Agency selected by the Issuer to rate such Notes.

"Note Register" is defined in Section 305.

"Note Registrar" means the Person who keeps the Note Register specified in Section 305.

"Noteholder" means a Person in whose name a Note is registered in the Note Register or the bearer of any Bearer Note (including a Global Note in bearer form), as the case may be.

"Officer's Certificate" means a certificate signed by the Beneficiary or the Owner Trustee and delivered to the Indenture Trustee. Wherever this Indenture requires that an Officer's Certificate be signed also by an accountant or other expert, such accountant or other expert (except as otherwise expressly provided in this Indenture) may be in the employ of the Beneficiary.

"Opinion of Counsel" means a written opinion of counsel acceptable to the Indenture Trustee, who may, without limitation, and except as otherwise expressly provided in this Indenture, be an employee of or of counsel to the Issuer, the Beneficiary or any of their Affiliates.

"Original Indenture" has the meaning specified in the recitals of this Indenture.

"Outstanding," when used with respect to a Note or with respect to Notes of any series, class or tranche means, as of the date of determination, all such Notes theretofore authenticated and delivered under this Indenture, except:

(a)   any Notes theretofore canceled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation, or canceled by the Issuer pursuant to Section 309;

(b)   any Notes for whose full payment (including principal and interest) or redemption money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given if required pursuant to this

Indenture, the related Indenture Supplement, or provision therefor satisfactory to the Indenture Trustee has been made;

(c)   any Notes which are deemed to have been paid in full pursuant to Section 503; and

(d)   any such Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, or which will have been paid pursuant to the terms of Section 306 (except with respect to any such Note as to which proof satisfactory to the Indenture Trustee is presented that such Note is held by a person in whose hands such Note is a legal, valid and binding obligation of the Issuer).

For purposes of determining the amounts of deposits, allocations, reallocations or payments to be made, unless the context clearly requires otherwise, references to "Notes" will be deemed to be references to "Outstanding Notes." In determining whether the Holders of the requisite principal amount of such Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, and for purposes of Section 904, Notes beneficially owned by the Issuer or the Transferor or any Affiliate of the Issuer or the Transferor will be disregarded and deemed not to be Outstanding. In determining whether the Indenture Trustee will be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which an Indenture Trustee Authorized Officer knows to be owned by the Issuer or the Transferor or any Affiliate of the Issuer or the Transferor will be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee creates to the satisfaction of the Indenture Trustee the pledgee's right to act as owner with respect to such Notes and that the pledgee is not the Issuer, the Transferor or any other obligor upon the Notes or any Affiliate of the Issuer, the Transferor or such other obligor.

"Outstanding Dollar Principal Amount" means at any time,

(a)   with respect to any series, class or tranche of non-Discount Notes, the aggregate Initial Dollar Principal Amount of the Outstanding Notes of such series, class or tranche at such time, less the amount of any withdrawals from the Principal Funding sub-Account for such tranche of Notes for payment of principal to the Holders of such tranche or the applicable Derivative Counterparty pursuant to the related Indenture Supplement, and

(b)   with respect to any series, class or tranche of Discount Notes, an amount of the Outstanding Notes of such series, class or tranche calculated by reference to the applicable formula set forth in the applicable Indenture Supplement, taking into account the amount and timing of payments of principal made to the Holders of such series, class or tranche or to the applicable Derivative Counterparty and accretions of principal, each pursuant to the related Indenture Supplement.

"Owner Trustee" means Wilmington Trust Company, not in its individual capacity but solely as owner trustee of the Issuer, and each of its successors and assigns.

"Paying Agent" means any Person authorized by the Issuer to pay the principal of or interest on any Notes on behalf of the Issuer, which shall initially be the Indenture Trustee.

"Payment Date" means, with respect to any series, class or tranche of Notes, the applicable Principal Payment Date or Interest Payment Date.

"Payment Instruction" means an instruction substantially in the form of Exhibit A, or such other form as the Issuer may determine, as the same may be supplemented as set forth in the related Indenture Supplement.

"Performing" means, with respect to any Derivative Agreement, no payment default or repudiation of performance by a Derivative Counterparty has occurred, and such Derivative Agreement has not been terminated.

"Permanent Global Note" is defined in Section 205.

"Permitted Investments" means, unless otherwise provided in the Indenture Supplement with respect to any series of Notes:

(a)   instruments, investment property or other property consisting of:

(i)   obligations of or fully guaranteed by the United States of America;

(ii)   time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any state thereof (or domestic branches of foreign depository institutions or trust companies) and subject to supervision and examination by federal or state banking or depository institution authorities; provided, however, that at the time of the Indenture Trustee's investment or contractual commitment to invest therein, the certificates of deposit or short-term deposits of such depository institution or trust company shall have a credit rating from Moody's and Standard & Poor's of P-1 and A-1+, respectively, and, if rated by Fitch, F1+ from Fitch;

(iii)   commercial paper (including but not limited to asset backed commercial paper) having, at the time of the Indenture Trustee's investment or contractual commitment to invest therein, a rating from Moody's and Standard & Poor's of P-1 and A-1+, respectively, and, if rated by Fitch, F1+ from Fitch;

(iv)   bankers' acceptances issued by any depository institution or trust company described in clause (a)(ii) above; and

(v)   investments in money market funds rated AAA-m or AAA-mg by Standard & Poor's, Aaa by Moody's and AAA or V1+ by Fitch or otherwise approved in writing by each Note Rating Agency;

(b)   demand deposits in the name of the Indenture Trustee in any depository institution or trust company referred to in clause (a)(ii) above;

(c)   uncertificated securities that are registered in the name of the Indenture Trustee upon books maintained for that purpose by the issuer thereof and identified on books maintained for that purpose by the Indenture Trustee as held for the benefit of the Noteholders, and consisting of shares of an open end diversified investment company which is registered under the Investment Company Act, and which (i) invests its assets exclusively in obligations of or guaranteed by the United States of America or any instrumentality or agency thereof having in each instance a final maturity date of less than one year from their date of purchase or other Permitted Investments, (ii) seeks to maintain a constant net asset value per share, (iii) has aggregate net assets of not less than $100,000,000 on the date of purchase of such shares and (iv) with respect to which each Note Rating Agency confirms in writing that such investment will not cause a Ratings Effect; and

(d)   any other investment if each Note Rating Agency confirms in writing that such investment will not cause a Ratings Effect.

The term "Permitted Investments" does not include any investment in the Account Owner or BACCS or any obligation or liability of the Account Owner or BACCS.

"Person" means any individual, corporation, estate, partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, business trust, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Place of Payment" means, with respect to any tranche of Notes issued hereunder, the city or political subdivision so designated with respect to such tranche of Notes in accordance with the provisions of Section 301.

"Pooling and Servicing Agreement" means the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], between Funding, as Transferor, BANA, as Servicer, and The Bank of New York Mellon, as trustee, as amended, restated and supplemented from time to time.

"Predecessor Notes" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 306 in lieu of a mutilated, lost, destroyed or stolen Note will be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

"Principal Allocation Amount" shall mean, on any date of determination during any Monthly Period for any tranche, class or series of Notes (exclusive of (x) any Notes within such tranche, class or series which will be paid in full during such Monthly Period and (y) any notes which will have a Nominal Liquidation Amount of zero during such Monthly Period), an amount equal to the sum of (a) for any Notes within such tranche, class or series of Notes in a

Note Accumulation Period, the sum of the Nominal Liquidation Amounts for such Notes as of the close of business on the day prior to the commencement of the most recent Note Accumulation Period for such Notes, and (b) for all other Notes Outstanding within such tranche, class or series of Notes, (i) the sum of the Nominal Liquidation Amounts for such Notes, each as of the close of business on the last day of the immediately preceding Monthly Period (or, with respect to the first Monthly Period for any such series, class or tranche of Notes, the Initial Dollar Principal Amount of such Notes), *plus* (ii) the aggregate amount of any increases in the Nominal Liquidation Amount of such Notes as a result of (x) the issuance of additional Notes in an Outstanding series, class or tranche of Notes, (y) the accretion of principal on Discount Notes of such tranche, class or series, as applicable, or (z) the release of prefunded amounts (other than prefunded amounts deposited during such Monthly Period) for such tranche, class or series, as applicable, from a principal funding sub-Account, in each case during such Monthly Period on or prior to such date.

"Principal Excess" means for any series of Notes, with respect to any Monthly Period, the excess, if any, of (a) the sum of the Daily Principal Amounts for each day during such Monthly Period for such series of Notes, *minus* Reallocated Principal Amounts for the related Monthly Period for such series, over (b) an amount equal to the Targeted Principal Deposit Amount for the related Monthly Period for such series; provided, however, that if the Rapid Amortization Period (as defined in the Series 2001-D Supplement) has commenced, the amount computed pursuant to clause (b) shall be the Nominal Liquidation Amount of such series of Notes.

"Principal Funding sub-Account" is defined in the applicable Indenture Supplement.

"Principal Payment Date" means, with respect to any series, class or tranche of Notes, each Expected Principal Payment Date, or upon the acceleration of such series, class or tranche of Notes following an Event of Default or upon the occurrence of an Early Redemption Event, or other optional or mandatory redemption of such series, class or tranche of Notes, each Monthly Principal Accrual Date.

"Principal Receivables" is defined in the Pooling and Servicing Agreement.

"Principal Shortfall" means for any series of Notes, with respect to any Monthly Period, the excess, if any, of (a) an amount equal to the Targeted Principal Deposit Amount for the related Monthly Period for such series, over (b) the sum of the Daily Principal Amounts for each day during such Monthly Period for such series of Notes, *plus* Reallocated Available Funds for the related Monthly Period for such series, *minus* Reallocated Principal Amounts for the related Monthly Period for such series; provided, however, that if the Rapid Amortization Period (as defined in the Series 2001-D Supplement) has commenced, the amount computed pursuant to clause (a) shall be the Nominal Liquidation Amount of such series of Notes.

"Qualified Account" means either (a) a segregated account (including a securities account) with a Qualified Institution or (b) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the States thereof or the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as any of the securities of such depository institution shall have a credit rating from each Note Rating Agency in one of its generic rating categories which signifies investment grade.

"Qualified Institution" means (a) a depository institution, which may include the Indenture Trustee or the Owner Trustee (so long as it is a paying agent under the Indenture), organized under the laws of the United States of America or any one of the States thereof or the District of Columbia, the deposits in which are insured by the FDIC and which at all times has a short-term unsecured debt rating in the applicable investment category of each Note Rating Agency or (b) a depository institution acceptable to each Note Rating Agency.

"Ratings Effect" means a reduction, qualification or withdrawal of any then current rating of the Notes.

"Reallocated Available Funds" means, with respect to any series of Notes for any Monthly Period, the aggregate amount of series Available Funds to be deposited into a principal funding account, paid to noteholders or otherwise treated as series Available Principal Amounts on the related Transfer Date pursuant to the related Indenture Supplement.

"Reallocated Principal Amount" means, with respect to any series of Notes for any Monthly Period, the aggregate amount of series Available Principal Amounts to be deposited into an interest funding account, paid to the Servicer as a portion of the net Servicing Fee or otherwise treated as series Available Funds on the related Transfer Date pursuant to the related Indenture Supplement; provided however, that the Reallocated Principal Amount for any series of Notes for any Monthly Period shall not exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for the subordinated notes of such series of Notes.

"Reallocation Group" means all Reallocation Series that have the same Reallocation Group designation.

"Reallocation Series" means a series that, pursuant to the Indenture Supplement therefor, will share certain Available Funds or other specified amounts within a specified Reallocation Group with other series in the same Reallocation Group, as more specifically set forth in such Indenture Supplement.

"Receivables" is defined in the Pooling and Servicing Agreement.

"Record Date" for the interest or principal payable on any Note on any applicable Payment Date means the last day of the month before the related Interest Payment Date or Principal Payment Date, as applicable, unless otherwise specified in the applicable Indenture Supplement.

"Registered Note" means a Note issued in registered form.

"Registered Noteholder" means a holder of a Registered Note.

"Regulation AB" means Subpart 229.1100 – Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting releases (including Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005) and Asset-Backed Securities Disclosure and Registration, Securities Act Release No. 33-9638, 79 Fed. Reg. 57,184 (September 24, 2014)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Required Subordinated Amount" means, with respect to any tranche of a senior class of Notes, the amount specified in the related Indenture Supplement.

"Sarbanes Certification" is defined in Section 1504(iii).

"Second Amended and Restated Indenture" has the meaning specified in the recitals of this Indenture.

"Secured Party" is defined in the Granting Clause.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Securities Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Securitization Transaction" means any issuance of new Notes of any series, class or tranche, pursuant to Section 310, whether publicly offered or privately placed, rated or unrated.

"Security Interest" means the security interest granted pursuant to the Granting Clause.

"senior class," with respect to a class of Notes of any series, has the meaning specified in the related Indenture Supplement.

"series" means, with respect to any Note, the series specified in the applicable Indenture Supplement.

"Series Available Funds Shortfalls," with respect to any Excess Available Funds Sharing Series, has the meaning specified in the related Indenture Supplement.

"Series 2001-D Supplement" means the Fifth Amended and Restated Series 2001-D Supplement to the Pooling and Servicing Agreement, dated as of [November 23, 2015], as amended, supplemented, restated or otherwise modified from time to time.

"Servicer" is defined in the Pooling and Servicing Agreement.

"Servicing Criteria" means the "servicing criteria" set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

"Servicing Fee" is defined in the Pooling and Servicing Agreement.

"Standard & Poor's" means Standard & Poor's Ratings Services or any successor thereto.

"Stated Principal Amount," with respect to any Note, has the meaning specified in the related Indenture Supplement.

"sub-Account" means each portion of an Account designated as such pursuant to this Indenture or the related Indenture Supplement.

"subordinated class," with respect to a class of Notes of any series, has the meaning specified in the related Indenture Supplement.

"subordinated Notes" means Notes of a subordinated class of a series.

"Supplemental Account" means the trust account or accounts designated as such and established pursuant to Section 402(a).

"Targeted Interest Deposit Amount," for each series, class or tranche of Notes, is defined in the related Indenture Supplement.

"Targeted Principal Deposit Amount," for each series, class or tranche of Notes, is defined in the related Indenture Supplement

"Temporary Global Note" is defined in Section 205.

"terms document" means, with respect to any series, class or tranche of Notes, the Issuer Certificate or a supplement or terms document to the Indenture Supplement that establishes such series, class or tranche.

"Third Amended and Restated Indenture" has the meaning specified in the recitals of this Indenture.

"tranche" means, with respect to any class of Notes, Notes of such class which have identical terms, conditions and tranche designation. Notes of a single tranche may be issued on different dates.

"Transfer Date" is defined in the Pooling and Servicing Agreement.

"Transferor" means BA Credit Card Funding, LLC in its capacity as Transferor under the Pooling and Servicing Agreement.

"Trust Agreement" means the Fourth Amended and Restated Trust Agreement of the Issuer, dated as of October 1, 2014, between Funding, as Beneficiary and Transferor, and Wilmington Trust Company, as Owner Trustee, as amended, supplemented, restated or supplemented from time to time.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force at the date as of which this Indenture was executed except as provided in Section 1005.

"UCC" means, unless the context otherwise requires, the Uniform Commercial Code of the relevant jurisdiction.

"U.S. Depository" means, unless otherwise specified by the Issuer pursuant to any of Sections 204, 206, or 301, with respect to Notes of any tranche issuable or issued as Global Note within the United States, The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Securities Exchange Act, or other applicable statute regulation.

"Weighted Average Principal Allocation Amount" means, with respect to any period for any tranche, class or series of Notes, the sum of the Principal Allocation Amounts for such tranche, class or series, as applicable, as of the close of business on each day during such period divided by the actual number of days in such period.

Section 102.   Compliance Certificates and Opinions. Upon any application or request by the Issuer to the Indenture Trustee to take any action under any provision of this Indenture, the Issuer will furnish to the Indenture Trustee (i) an Officer's Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and (ii) an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Notwithstanding the provisions of Section 310 and of the preceding paragraph, if all Notes of a tranche are not to be originally issued at one time, it will not be necessary to deliver the Issuer Certificate otherwise required pursuant to Section 310 or the Officer's Certificate and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or before the time of authentication of each Note of such tranche if such documents are delivered at or prior to the authentication upon original issuance of the first Note of such tranche to be issued.

The Trustee may rely, as to authorization by the Issuer of any tranche of Notes, the form and terms thereof and the legality, validity, binding effect and enforceability thereof, upon the Opinion of Counsel and the other documents delivered pursuant to Section 310 and this Section 102, as applicable, in connection with the first authentication of Notes of such tranche.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for the written statement required by Section 1104) will include:

(a)   a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)   a statement that such individual has made such examination or investigation as is necessary to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)   a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 103.   Form of Documents Delivered to Indenture Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, one or more specified Persons, one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to the other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless the Issuer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations are erroneous. Any such certificate or opinion of, or representation by, counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 104.   Acts of Noteholders.

(a)   Any request, demand, authorization, direction, notice, consent, waiver or other action (collectively, "action") provided by this Indenture to be given or taken by Noteholders of any series, class or tranche may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Noteholders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action will become effective when such instrument or instruments are delivered to the Indenture Trustee, and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Noteholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent will be sufficient for any purpose of this Indenture and (subject to Section 801) conclusive in favor of the Indenture Trustee and the Issuer, if made in the manner provided in this Section 104.

(b)   The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness to such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or a member of a partnership, on behalf of such corporation or partnership, such certificate or affidavit will also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the person executing the same, may also be proved in any other manner which the Indenture Trustee deems sufficient.

(c)   (i)   The ownership of Registered Notes will be proved by the Note Register.

(ii)   The ownership of Bearer Notes or coupons will be proved by the production of such Bearer Notes or coupons or by a certificate, satisfactory to the Issuer, executed by any bank, trust company or recognized securities dealer, wherever situated, satisfactory to the Issuer. Each such certificate will be dated and will state that on the date thereof a Bearer Note or coupon bearing a specified serial number was deposited with or exhibited to such bank, trust company or recognized securities dealer by the Person named in such certificate. Any such certificate may be issued in respect of one or more Bearer Notes or coupons specified therein. The holding by the Person named in any such certificate of any Bearer Note specified therein will be presumed to continue for a period of one year from the date of such certificate unless at the time of any determination of such holding (A) another certificate bearing a later date issued in respect of the same Bearer Note or coupon produced, (B) the Bearer Note or coupon specified in such certificate is produced by some other Person or (C) the Bearer Note or coupon specified in such certificate has ceased to be Outstanding.

(d)   If the Issuer will solicit from the Holders any action, the Issuer may, at its option, by an Officer's Certificate, fix in advance a record date for the determination of Holders entitled to give such action, but the Issuer will have no obligation to do so. If the Issuer does not so fix a record date, such record date will be the later of thirty (30) days before the first solicitation of such action or the date of the most recent list of Noteholders furnished to the Indenture Trustee pursuant to Section 901 before such solicitation. Such action may be given before or after the record date, but only the Holders of record at the close of business on the record date will be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Notes Outstanding have authorized or agreed or consented to such action, and for that purpose the Notes Outstanding will be computed as of the record date; provided that no such authorization, agreement or consent by the Holders on the record date will be deemed effective unless it will become effective pursuant to the provisions of this Indenture not later than six months after the record date.

(e)   Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note will bind the Holder of every Note issued upon the transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done or suffered to be done by the Indenture Trustee or the Issuer in reliance thereon whether or not notation of such action is made upon such Note.

Section 105.   Notices, etc., to Indenture Trustee and Issuer. Any action of Noteholders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a)   the Indenture Trustee by any Noteholder or by the Issuer will be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Indenture Trustee at its Corporate Trust Office, or

(b)   the Issuer by the Indenture Trustee or by any Noteholder will be sufficient for every purpose hereunder (except as provided in Section 701(c)) if in writing and mailed, first-class postage prepaid, to the Issuer addressed to it at the address of its principal office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the Indenture Trustee by the Issuer.

Section 106.   Notices to Noteholders; Waiver.

(a)   Where this Indenture, any Indenture Supplement or any Registered Note provides for notice to Registered Noteholders of any event, such notice will be sufficiently given (unless otherwise herein, in such Indenture Supplement or in such Registered Note expressly provided) if in writing and mailed, first-class postage prepaid, sent by facsimile, sent by electronic transmission or personally delivered to each Holder of Registered Note affected by such event, at such Noteholder's address as it appears in the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Registered Noteholders is given by mail, facsimile, electronic transmission or delivery neither the failure to mail, send by facsimile, electronic transmission or deliver such notice, nor any defect in any notice so mailed, to any particular Noteholders will affect the sufficiency of such notice with respect to other Noteholders and any notice that is mailed, sent by facsimile, electronic transmission or delivered in the manner herein provided shall conclusively have been presumed to have been duly given.

Where this Indenture, any Indenture Supplement or any Registered Note provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver will be the equivalent of such notice. Waivers of notice by Registered Noteholders will be filed with the Indenture Trustee, but such filing will not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b)   In case, by reason of the suspension of regular mail service as a result of a strike, work stoppage or otherwise, it will be impractical to mail notice of any event to any Holder of a Registered Note when such notice is required to be given pursuant to any provision of this Indenture, then any method of notification as will be satisfactory to the Indenture Trustee and the Issuer will be deemed to be a sufficient giving of such notice.

(c)   No notice will be given by mail, facsimile, electronic transmission or otherwise delivered to a Holder of Bearer Notes or coupons in bearer form. In the case of any tranche with respect to which any Bearer Notes are Outstanding, any notice required or permitted to be given to Holders of such Bearer Notes will be published in an Authorized Newspaper within the time period prescribed in this Indenture or the applicable Indenture Supplement.

(d)   With respect to any tranche of Notes, the applicable Indenture Supplement may specify different or additional means of giving notice to the Holders of the Notes of such tranche.

(e)   Where this Indenture provides for notice to any Note Rating Agency, failure to give such notice will not affect any other rights or obligations created hereunder and will not under any circumstance constitute an Adverse Effect.

Section 107. Conflict with Trust Indenture Act. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision (an "incorporated provision") included in this Indenture by operation of, Sections 310 to 318, inclusive, of the Trust Indenture Act, such imposed duties or incorporated provision will control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision will be deemed to apply to this Indenture as so modified or excluded, as the case may be.

Section 108. Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and will not affect the construction hereof.

Section 109. Successors and Assigns. All covenants and agreements in this Indenture by the Issuer will bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Indenture Trustee in this Indenture shall bind its successors, co-trustees and agents of the Indenture Trustee.

Section 110. Separability. In case any provision in this Indenture or in the Notes will be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 111. Benefits of Indenture. Nothing in this Indenture or in any Notes, express or implied, will give to any Person, other than the parties hereto and their successors hereunder, any Authenticating Agent or Paying Agent, the Note Registrar, Derivative Counterparties (to the extent specified in the applicable Derivative Agreement) and the Holders of Notes (or such of them as may be affected thereby), any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Indenture shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Indenture shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Indenture involves at least $100,000.00, and (b) that this Indenture has been entered into by the parties hereto in express reliance upon 6 DEL.C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 113.   Counterparts. This Indenture may be executed in any number of counterparts, each of which so executed will be deemed to be an original, but all such counterparts will together constitute but one and the same instrument.

Section 114.   Indenture Referred to in the Trust Agreement. This is the Indenture referred to in the Trust Agreement.

Section 115.   Legal Holidays. In any case where the date on which any payment is due shall not be a Business Day, then (notwithstanding any other provision of the Notes or this Indenture) payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date on which nominally due, and no interest shall accrue for the period from and after any such nominal date.

[END OF ARTICLE I]

ARTICLE II

NOTE FORMS

Section 201. <u>Forms Generally</u>. The Notes will have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or the applicable Indenture Supplement and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon, as may be required to comply with applicable laws or regulations or with the rules of any securities exchange, or as may, consistently herewith, be determined by the Issuer, as evidenced by the Issuer's execution of such Notes. Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The definitive Notes will be typewritten, printed, lithographed or engraved or produced by any combination of these methods (with or without steel engraved borders) or may be produced in any other manner, all as determined by the Issuer, as evidenced by the Issuer's execution of such Notes, subject, with respect to the Notes of any series, class or tranche, to the rules of any securities exchange on which such Notes are listed.

Section 202. <u>Forms of Notes</u>. Each Note will be in one of the forms approved from time to time by or pursuant to an Indenture Supplement. Before the delivery of a Note to the Indenture Trustee for authentication in any form approved by or pursuant to an Issuer Certificate, the Issuer will deliver to the Indenture Trustee the Issuer Certificate by or pursuant to which such form of Note has been approved, which Issuer Certificate will have attached thereto a true and correct copy of the form of Note which has been approved thereby or, if an Issuer Certificate authorizes a specific officer or officers of the Beneficiary to approve a form of Note, a certificate of such officer or officers approving the form of Note attached thereto. Any form of Note approved by or pursuant to an Issuer Certificate must be acceptable as to form to the Indenture Trustee, such acceptance to be evidenced by the Indenture Trustee's authentication of Notes in that form or a certificate signed by an Indenture Trustee Authorized Officer and delivered to the Issuer.

Section 203. <u>Form of Indenture Trustee's Certificate of Authentication</u>. The form of Indenture Trustee's Certificate of Authentication for any Note issued pursuant to this Indenture will be substantially as follows:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes of the series, class or tranche designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON,
as Indenture Trustee,

By:_____
Authorized Signatory

Dated: _____

Section 204.   Notes Issuable in the Form of a Global Note.

(a)   If the Issuer establishes pursuant to Sections 202 and 301 that the Notes of a particular series, class or tranche are to be issued in whole or in part in the form of one or more Global Notes, then the Issuer will execute and the Indenture Trustee or its agent will, in accordance with Section 303 and the Issuer Certificate delivered to the Indenture Trustee or its agent thereunder, authenticate and deliver, such Global Note or Notes, which, unless otherwise provided in the applicable Indenture Supplement (i) will represent, and will be denominated in an amount equal to the aggregate Stated Principal Amount (or in the case of Discount Notes, the aggregate Stated Principal Amount at the Expected Principal Payment Date of such Notes) of the Outstanding Notes of such series, class or tranche to be represented by such Global Note or Notes, or such portion thereof as the Issuer will specify in an Issuer Certificate, (ii) in the case of Registered Notes, will be registered in the name of the Depository for such Global Note or Notes or its nominee, (iii) will be delivered by the Indenture Trustee or its agent to the Depository or pursuant to the Depository's instruction, (iv) if applicable, will bear a legend substantially to the following effect: "Unless this Note is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Issuer or its agent for registration of transfer, exchange or payment, and any note issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), any transfer, pledge or other use hereof for value or otherwise by or to any person is wrongful inasmuch as the registered owner hereof, Cede & Co., has an interest herein" and (v) may bear such other legend as the Issuer, upon advice of counsel, deems to be applicable.

(b)   Notwithstanding any other provisions of this Section 204 or of Section 305, and subject to the provisions of paragraph (c) below, unless the terms of a Global Note or the applicable Indenture Supplement expressly permit such Global Note to be exchanged in whole or in part for individual Notes, a Global Note may be transferred, in whole but not in part and in the manner provided in Section 305, only to a nominee of the Depository for such Global Note, or to the Depository, or a successor Depository for such Global Note selected or approved by the Issuer, or to a nominee of such successor Depository.

(c)   With respect to Notes issued within the United States, unless otherwise specified in the applicable Indenture Supplement, or with respect to Notes issued outside the United States, if specified in the applicable Indenture Supplement:

(i)   If at any time the Depository for a Global Note notifies the Issuer that it is unwilling or unable to continue as Depository for such Global Note or if at any time the Depository for the Notes for such series, class or tranche ceases to be a clearing agency registered under the Securities Exchange Act, or other applicable statute or regulation, the Issuer will appoint a successor Depository with respect to such Global Note. If a successor Depository for such Global Note is not appointed by the Issuer within ninety (90) days after the Issuer receives such notice or becomes aware of such ineligibility, the Issuer will execute, and the Indenture Trustee or its agent, upon receipt of an Issuer Certificate requesting the authentication and delivery of individual Notes of such series, class or tranche in exchange for such Global Note, will authenticate and deliver, individual Notes of such series, class or tranche of like tenor and terms in an aggregate Stated Principal Amount equal to the Stated Principal Amount of the Global Note in exchange for such Global Note.

(ii)   The Issuer may at any time and in its sole discretion determine that the Notes of any series, class or tranche or portion thereof issued or issuable in the form of one or more Global Notes will no longer be represented by such Global Note or Notes. In such event the Issuer will execute, and the Indenture Trustee, upon receipt of an Issuer Request for the authentication and delivery of individual Notes of such series, class or tranche in exchange in whole or in part for such Global Note, will authenticate and deliver individual Notes of such series, class or tranche of like tenor and terms in definitive form in an aggregate Stated Principal Amount equal to the Stated Principal Amount of such Global Note or Notes representing such series, class or tranche or portion thereof in exchange for such Global Note or Notes.

(iii)   If specified by the Issuer pursuant to Sections 202 and 301 with respect to Notes issued or issuable in the form of a Global Note, the Depository for such Global Note may surrender such Global Note in exchange in whole or in part for individual Notes of such series, class or tranche of like tenor and terms in definitive form on such terms as are acceptable to the Issuer and such Depository. Thereupon the Issuer will execute, and the Indenture Trustee or its agent will authenticate and deliver, without service charge, (A) to each Person specified by such Depository a new Note or Notes of the same series, class or tranche of like tenor and terms and of any authorized denomination as requested by such Person in aggregate Stated Principal Amount equal to and in exchange for such Person's beneficial interest in the Global Note; and (B) to such Depository a new Global Note of like tenor and terms and in an authorized denomination equal to the difference, if any, between the Stated Principal Amount of the surrendered Global Note and the aggregate Stated Principal Amount of Notes delivered to the Holders thereof.

(iv)   If any Event of Default has occurred with respect to such Global Notes, and Holders of Notes evidencing not less than 50% of the unpaid Outstanding

Dollar Principal Amount of the Global Notes of that tranche advise the Indenture Trustee and the Depository that a Global Note is no longer in the best interest of the Noteholders, the Holders of Global Notes of that tranche may exchange such Notes for individual Notes.

(v)   In any exchange provided for in any of the preceding three paragraphs, the Issuer will execute and the Indenture Trustee or its agent will authenticate and deliver individual Notes in definitive registered form in authorized denominations. Upon the exchange of the entire Stated Principal Amount of a Global Note for individual Notes, such Global Note will be canceled by the Indenture Trustee or its agent. Except as provided in the preceding paragraphs, Notes issued in exchange for a Global Note pursuant to this Section 204 will be registered in such names and in such authorized denominations as the Depository for such Global Note, pursuant to instructions from its direct or indirect participants or otherwise, will instruct the Indenture Trustee or the Note Registrar. The Indenture Trustee or the Note Registrar will deliver such Notes to the Persons in whose names such Notes are so registered.

Section 205. Temporary Global Notes and Permanent Global Notes.

(a)   If specified in the applicable Indenture Supplement for any tranche, all or any portion of a Global Note may initially be issued in the form of a single temporary Global Bearer Note or Registered Note (the "Temporary Global Note"), without interest coupons, in the denomination of the entire aggregate principal amount of such tranche and substantially in the form set forth in the exhibit with respect thereto attached to the applicable Indenture Supplement. The Temporary Global Note will be authenticated by the Indenture Trustee upon the same conditions, in substantially the same manner and with the same effect as the Notes in definitive form. The Temporary Global Note may be exchanged as described below or in the applicable Indenture Supplement for permanent global Bearer Notes or Registered Notes (the "Permanent Global Notes").

(b)   Unless otherwise provided in the applicable Indenture Supplement, exchanges of beneficial interests in Temporary Global Notes for beneficial interests in Permanent Global Notes will be made as provided in this clause. The Beneficiary will, upon its determination of the date of completion of the distribution of the Notes of such tranche, so advise the Indenture Trustee, the Issuer, the Foreign Depository, and each foreign clearing agency forthwith. Without unnecessary delay, but in any event not prior to the Exchange Date, the Issuer will execute and deliver to the Indenture Trustee at its London office or its designated agent outside the United States Permanent Global Notes in bearer or registered form (as specified in the applicable Indenture Supplement) in an aggregate principal amount equal to the entire aggregate principal amount of such tranche. Bearer Notes so issued and delivered may have coupons attached. The Temporary Global Note may be exchanged for an equal aggregate principal amount of Permanent Global Notes only on or after the Exchange Date. A United States Person may exchange the portion of the Temporary Global Note beneficially owned by it only for an equal aggregate principal amount of Permanent Global Notes in registered form bearing the applicable legend set forth in the form of Registered Note attached to the applicable Indenture Supplement and having a minimum denomination of $500,000, which may be in temporary form if the Issuer so elects. The Issuer may waive the $500,000 minimum denomination requirement if it so elects. Upon any demand for exchange for Permanent Global Notes in accordance with this clause, the Issuer will cause the Indenture Trustee to authenticate and deliver the Permanent Global Notes to the Holder (x) outside the United States, in the case of Bearer Notes and (y) according to the instructions of the Holder, in the case of Registered Notes, but in either case only upon presentation to the Indenture Trustee of a written statement substantially in the form of Exhibit D-1 (or such other form as the Issuer may determine) with respect to the Temporary Global Note, or portion thereof being exchanged, signed by a foreign clearing agency and dated on the Exchange Date or a subsequent date, to the effect that it has received in writing or by tested telex a certification substantially in the form of (i) in the case of beneficial ownership of the Temporary Global Note, or a portion thereof being exchanged, by a United States institutional investor pursuant to this clause, the certificate in the form of Exhibit D-2 (or such other form as the Issuer may determine) signed by the Beneficiary which sold the relevant Notes or (ii) in all other cases, the certificate in the form of Exhibit D-3 (or such other form as the Issuer may determine), the certificate referred to in this clause (ii) being dated on the earlier of the first payment of interest in respect of such Note and the date of the delivery of such Note in definitive form. Upon receipt of such certification, the Indenture Trustee will cause the Temporary Global Note to be endorsed in accordance with clause (d). Any exchange as provided in this Section 205 will be made free of charge to the Holders and the beneficial owners of the Temporary Global Note and to the beneficial owners of the Permanent Global Note issued in exchange, except that a person receiving the Permanent Global Note must bear the cost of insurance, postage, transportation and the like in the event that such Person does not receive such Permanent Global Note in person at the offices of a foreign clearing agency.

(c)   The delivery to the Indenture Trustee by a foreign clearing agency of any written statement referred to above may be relied upon by the Issuer and the Indenture Trustee as conclusive evidence that a corresponding certification or certifications has or have been delivered to such foreign clearing agency pursuant to the terms of this Indenture.

(d)   Upon any such exchange of all or a portion of the Temporary Global Note for a Permanent Global Note or Notes, such Temporary Global Note will be endorsed by or on behalf of the Indenture Trustee to reflect the reduction of its principal amount by an amount equal to the aggregate principal amount of such Permanent Global Note or Notes. Until so exchanged in full, such Temporary Global Note will in all respects be entitled to the same benefits under this Indenture as Permanent Global Notes authenticated and delivered hereunder except that the beneficial owners of such Temporary Global Note will not be entitled to receive payments of interests on the Notes until they have exchanged their beneficial interests in such Temporary Global Note for Permanent Global Notes.

Section 206.   Beneficial Ownership of Global Notes. Until definitive Notes have been issued to the applicable Noteholders pursuant to Section 204 or as otherwise specified in any applicable Indenture Supplement:

(a)   the Issuer and the Indenture Trustee may deal with the applicable clearing agency and the clearing agency's participants for all purposes (including the making of distributions) as the authorized representatives of the respective Note Owners; and

(b)   the rights of the respective Note Owners will be exercised only through the applicable clearing agency and the clearing agency's participants and will be limited to those established by law and agreements between such Note Owners and the clearing agency and/or the clearing agency's participants. Pursuant to the operating rules of the applicable clearing agency, unless and until Notes in definitive form are issued pursuant to Section 204, the clearing agency will make book-entry transfers among the clearing agency's participants and receive and transmit distributions of principal and interest on the related Notes to such clearing agency's participants.

For purposes of any provision of this Indenture requiring or permitting actions with the consent of, or at the direction of, Noteholders evidencing a specified percentage of the aggregate unpaid principal amount of Outstanding Notes, such direction or consent may be given by Note Owners (acting through the clearing agency and the clearing agency's participants) owning interests in Notes evidencing the requisite percentage of principal amount of Notes.

Section 207. Notices to Depository. Whenever any notice or other communication is required to be given to Noteholders with respect to which book-entry Notes have been issued, unless and until Notes in definitive form will have been issued to the related Note Owners, the Indenture Trustee will give all such notices and communications to the applicable Depository.

[END OF ARTICLE II]

THE NOTES

Section 301. General Title; General Limitations; Issuable in Series; Terms of a Series, Class or Tranche.

(a) The aggregate Stated Principal Amount of Notes which may be authenticated and delivered and Outstanding under this Indenture is not limited.

(b) The Notes may be issued in one or more series, classes or tranches up to an aggregate Stated Principal Amount of Notes as from time to time may be authorized by the Issuer. All Notes of each series, class or tranche under this Indenture will in all respects be equally and ratably entitled to the benefits hereof with respect to such series, class or tranche without preference, priority or distinction on account of the actual time of the authentication and delivery or Expected Principal Payment Date or Legal Maturity Date of the Notes of such series, class or tranche, except as specified in the applicable Indenture Supplement for such series, class or tranche.

(c) Each Note issued must be part of a series, class and tranche of Notes for purposes of allocations pursuant to Article V. A series of Notes is created pursuant to an Indenture Supplement. A class or tranche of Notes is created pursuant to an Indenture Supplement or pursuant to an Issuer Certificate or terms document, each related to the Indenture Supplement for the applicable series.

(d) Each series of Notes may be assigned to a group or groups of Notes for purposes of allocations pursuant to Article V. The related Indenture Supplement will identify the group or groups, if any, to which a series of Notes has been assigned and the manner and extent to which series in the same group will share amounts.

(e) Each series of Notes may, but need not be, subdivided into multiple classes. Notes belonging to a class in any series may be entitled to specified payment priorities over other classes of Notes in that series.

(f) Notes of a series that belong to different classes in that series belong to different tranches on the basis of the difference in class membership.

(g) Each class of Notes may consist of a single tranche or may be subdivided into multiple tranches. Notes of a single class of a series will belong to different tranches if they have different terms and conditions. With respect to any class of Notes, Notes which have identical terms, conditions and tranche designation will be deemed to be part of a single tranche.

(h) There shall also be established in or pursuant to an Indenture Supplement or pursuant to an Issuer Certificate or terms document related to the applicable Indenture Supplement before the initial issuance of Notes of each such series, class or tranche, provision for:

(i)   the series designation;

(ii)   the Stated Principal Amount of the Notes;

(iii)   whether such series belongs to any group or groups;

(iv)   whether such Notes are of a particular class of Notes or a tranche of any such class;

(v)   the Required Subordinated Amount (if any) for such class or tranche of Notes;

(vi)   the currency or currencies in which such Notes will be denominated and in which payments of principal of, and interest on, such Notes will or may be payable;

(vii)   if the principal of or interest, if any, on such Notes are to be payable, at the election of the Issuer or a Holder thereof, in a currency or currencies other than that in which the Notes are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

(viii) if the amount of payments of principal of or interest, if any, on such Notes may be determined with reference to an index based on (A) a currency or currencies other than that in which the Notes are stated to be payable, (B) changes in the prices of one or more other securities or groups or indexes of securities or (C) changes in the prices of one or more commodities or groups or indexes of commodities, or any combination of the foregoing, the manner in which such amounts will be determined;

(ix)   the price or prices at which the Notes will be issued;

(x)   the times at which such Notes may, pursuant to any optional or mandatory redemption provisions, be redeemed, and the other terms and provisions of any such redemption provisions;

(xi)   the rate per annum at which such Notes will bear interest, if any, or the formula or index on which such rate will be determined, including all relevant definitions, and the date from which interest will accrue;

(xii)   each Interest Payment Date, Expected Principal Payment Date and Legal Maturity Date for such Notes;

(xiii) the Initial Dollar Principal Amount of such Notes, and the means for calculating the Outstanding Dollar Principal Amount of such Notes;

(xiv)   whether or not application will be made to list such Notes on any securities exchange;

(xv)   any Events of Default or Early Redemption Events with respect to such Notes, if not set forth herein and any additions, deletions or other changes to the Events of Default or Early Redemption Events set forth herein that will be applicable to such Notes (including a provision making any Event of Default or Early Redemption Event set forth herein inapplicable to the Notes of that series, class or tranche);

(xvi)   the appointment by the Indenture Trustee of an Authenticating Agent in one or more places other than the location of the office of the Indenture Trustee with power to act on behalf of the Indenture Trustee and subject to its direction in the authentication and delivery of such Notes in connection with such transactions as will be specified in the provisions of this Indenture or in or pursuant to the applicable Indenture Supplement creating such series, class or tranche;

(xvii)   if such Notes will be issued in whole or in part in the form of a Global Note or Global Notes, the terms and conditions, if any, upon which such Global Note or Global Notes may be exchanged in whole or in part for other individual Notes; and the Depository for such Global Note or Global Notes (if other than the Depository specified in Section 101);

(xviii)   the subordination of such Notes to any other indebtedness of the Issuer, including without limitation, the Notes of any other series, class or tranche;

(xix)   if such Notes are to have the benefit of any Derivative Agreement, the terms and provisions of such agreement;

(xx)   the Record Date for any Payment Date of such Notes, if different from the last day of the month before the related Payment Date;

(xxi)   the controlled accumulation amount, if any, the controlled amortization amount, if any, or other principal amortization amount, if any, scheduled for such Notes; and

(xxii)   any other terms of such Notes which will not be inconsistent with the provisions of this Indenture;

all upon such terms as may be determined in or pursuant to an Indenture Supplement with respect to such series, class or tranche.

(i)   The form of the Notes of each series, class or tranche will be established pursuant to the provisions of this Indenture and the related Indenture Supplement creating such series, class or tranche. The Notes of each series, class or tranche will be distinguished from the Notes of each other series, class or tranche in such manner, reasonably satisfactory to the Indenture Trustee, as the Issuer may determine.

(j)   Unless otherwise provided with respect to Notes of a particular series, class or tranche, the Notes of any particular series, class or tranche will be issued in registered form, without coupons.

(k)   Any terms or provisions in respect of the Notes of any series, class or tranche issued under this Indenture may be determined pursuant to this Section 301 by providing in the applicable Indenture Supplement for the method by which such terms or provisions will be determined.

(l)   The Notes of each series, class or tranche may have such Expected Principal Payment Date or Dates or Legal Maturity Date or Dates, be issuable at such premium over or discount from their face value, bear interest at such rate or rates (which may be fixed or floating), from such date or dates, payable in such installments and on such dates and at such place or places to the Holders of Notes registered as such on such Record Dates, or may bear no interest, and have such terms, all as will be provided for in or pursuant to the applicable Indenture Supplement.

Section 302.   Denominations. The Notes of each tranche will be issuable in such denominations and currency as will be provided in the provisions of this Indenture or in or pursuant to the applicable Indenture Supplement. In the absence of any such provisions with respect to the Registered Notes of any tranche, the Registered Notes of that tranche will be issued in denominations of $1,000 and multiples thereof. In the absence of any such provisions with respect to the Bearer Notes of any tranche, the Bearer Notes of that tranche will be issued in denominations of 1,000, 5,000, 50,000 and 100,000 units of the applicable currency.

Section 303.   Execution, Authentication and Delivery and Dating.

(a)   The Notes will be executed on behalf of the Issuer by an Issuer Authorized Officer. The signature of any officer of the Beneficiary or the Owner Trustee on the Notes may be manual or facsimile.

(b)   Notes bearing the manual or facsimile signatures of individuals who were at any time an Issuer Authorized Officer will bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices before the authentication and delivery of such Notes or did not hold such offices at the date of issuance of such Notes.

(c)   At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Notes executed by the Issuer to the Indenture Trustee for authentication; and the Indenture Trustee will, upon request by an Officer's Certificate, authenticate and deliver such Notes as in this Indenture provided and not otherwise.

(d)   Before any such authentication and delivery, the Indenture Trustee will be entitled to receive, in addition to any Officer's Certificate and Opinion of Counsel required to be furnished to the Indenture Trustee pursuant to Section 102, the Issuer Certificate and any other opinion or certificate relating to the issuance of the tranche of Notes required to be furnished pursuant to Section 202 or Section 310.

(e)   The Indenture Trustee will not be required to authenticate such Notes if the issue thereof will adversely affect the Indenture Trustee's own rights, duties or immunities under the Notes and this Indenture.

(f)   Unless otherwise provided in the form of Note for any tranche, all Notes will be dated the date of their authentication.

(g)   No Note will be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Indenture Trustee by manual signature of an authorized signatory, and such certificate upon any Note will be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

Section 304.   Temporary Notes.

(a)   Pending the preparation of definitive Notes of any tranche, the Issuer may execute, and, upon receipt of the documents required by Section 303, together with an Officer's Certificate, the Indenture Trustee will authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Issuer may determine, as evidenced by the Issuer's execution of such Notes.

(b)   If temporary Notes of any tranche are issued, the Issuer will cause definitive Notes of such tranche to be prepared without unreasonable delay. After the preparation of definitive Notes, the temporary Notes of such tranche will be exchangeable for definitive Notes of such tranche upon surrender of the temporary Notes of such tranche at the office or agency of the Issuer in a Place of Payment, without charge to the Holder; and upon surrender for cancellation of any one or more temporary Notes the Issuer will execute and the Indenture Trustee will authenticate and deliver in exchange therefor a like Stated Principal Amount of definitive Notes of such tranche of authorized denominations and of like tenor and terms. Until so exchanged the temporary Notes of such tranche will in all respects be entitled to the same benefits under this Indenture as definitive Notes of such tranche.

Section 305.   Registration, Transfer and Exchange.

(a)   The Issuer will keep or cause to be kept a register (herein sometimes referred to as the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer will provide for the registration of Registered Notes, or of Registered Notes of a particular tranche, and for transfers of Registered Notes or of Registered Notes of such tranche. Any such register will be in written form or in any other form capable of being converted into written form within a reasonable time. At all reasonable times the information contained in such register or registers will be available for inspection by the Indenture Trustee at the office or agency to be maintained by the Issuer as provided in Section 1102.

(b)   Subject to Section 204, upon surrender for transfer of any Registered Note of any tranche at the office or agency of the Issuer in a Place of Payment, if the requirements of Section 8-401(a) of the UCC are met, the Issuer will execute, and, upon receipt of such surrendered note, the Indenture Trustee will authenticate and deliver, in the name of the designated transferee or transferees, one or more new Registered Notes of such tranche of any authorized denominations, of a like aggregate Stated Principal Amount, Expected Principal Payment Date and Legal Maturity Date and of like terms.

(c)   Subject to Section 204, at the option of the Holder, Notes of any tranche may be exchanged for other Notes of such tranche of any authorized denominations, of a like aggregate Stated Principal Amount, Expected Principal Payment Date and Legal Maturity Date and of like terms, upon surrender of the Notes to be exchanged at such office or agency. Registered Notes, including Registered Notes received in exchange for Bearer Notes, may not be exchanged for Bearer Notes. At the option of the Holder of a Bearer Note, subject to applicable laws and regulations, Bearer Notes may be exchanged for other Bearer Notes or Registered Notes (of the same class and tranche) of authorized denominations of like aggregate fractional undivided interests in the Noteholders' interest, upon surrender of the Bearer Notes to be exchanged at an office or agency of the Note Registrar located outside the United States. Each Bearer Note surrendered pursuant to this Section 305 will have attached thereto all unmatured coupons; provided, however, that any Bearer Note, so surrendered after the close of business on the last day of the month preceding the relevant Payment Date need not have attached the coupon relating to such Payment Date. Whenever any Notes are so surrendered for exchange, the Issuer will execute, and the Trustee will authenticate and deliver (in the case of Bearer Notes, outside the United Sates), the Notes which the Noteholders making the exchange are entitled to receive.

(d)   All Notes issued upon any transfer or exchange of Notes will be the valid and legally binding obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such transfer or exchange.

(e)   Every Note presented or surrendered for transfer or exchange will (if so required by the Issuer or the Indenture Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

(f)   Unless otherwise provided in the Note to be transferred or exchanged, no service charge will be made on any Noteholder for any transfer or exchange of Notes, but the Issuer may (unless otherwise provided in such Note) require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange of Notes, other than exchanges pursuant to Section 304 or 1006 not involving any transfer.

(g)   None of the Issuer, the Indenture Trustee, any agent of the Indenture Trustee, any Paying Agent or the Note Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(h)   The Issuer initially appoints The Bank of New York Mellon to act as Note Registrar for the Registered Notes on its behalf. The Issuer may at any time and from time to time authorize any Person to act as Note Registrar in place of the Indenture Trustee with respect to any tranche of Notes issued under this Indenture.

(i)   Registration of transfer of Notes containing the following legend or to which the following legend is applicable:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS NOTE NOR ANY PORTION HEREOF MAY BE OFFERED OR SOLD EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE PROVISIONS OF ANY STATE BLUE SKY OR SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION PROVISIONS. THE TRANSFER OF THIS NOTE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN."

will be effected only if such transfer is made pursuant to an effective registration statement under the Securities Act, or is exempt from the registration requirements under the Securities Act. In the event that registration of a transfer is to be made in reliance upon an exemption from the registration requirements under the Securities Act other than Rule 144A under the Securities Act or Rule 903 or Rule 904 of Regulation S under the Securities Act, the transferor or the transferee will deliver, at its expense, to the Issuer and the Indenture Trustee, an investment letter from the transferee, substantially in the form of the investment letter attached hereto as Exhibit C or such other form as the Issuer may determine, and no registration of transfer will be made until such letter is so delivered.

Notes issued upon registration or transfer of, or Notes issued in exchange for, Notes bearing the legend referred to above will also bear such legend unless the Issuer, the Trustee and the Note Registrar receive an Opinion of Counsel, satisfactory to each of them, to the effect that such legend may be removed.

Whenever a Note containing the legend referred to above is presented to the Note Registrar for registration of transfer, the Note Registrar will promptly seek instructions from the Issuer regarding such transfer and will be entitled to receive an Issuer Certificate prior to registering any such transfer. The Issuer hereby agrees to indemnify the Note Registrar and the Indenture Trustee and to hold each of them harmless against any loss, liability or expense incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by them in relation to any such instructions furnished pursuant to this clause.

Section 306. Mutilated, Destroyed, Lost and Stolen Notes.

(a)   If (i) any mutilated Note (together, in the case of Bearer Notes, with all unmatured coupons, if any, appertaining thereto) is surrendered to the Indenture Trustee, or the Issuer and the Indenture Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, and (ii) there is delivered to the Issuer and the Indenture Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Issuer or the Indenture Trustee that such Note has been acquired by a protected purchaser, the Issuer will execute and upon its request the Indenture Trustee will authenticate and deliver (in the case of Bearer Notes, outside the United States), in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Note, a new Note of like tenor, series, class or tranche, Expected Principal Payment Date, Legal Maturity Date and Stated Principal Amount, bearing a number not contemporaneously Outstanding.

(b)   In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

(c)   Upon the issuance of any new Note under this Section 306, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Indenture Trustee) connected therewith.

(d)   Every new Note issued pursuant to this Section 306 in lieu of any destroyed, lost or stolen Note will constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Note will be at any time enforceable by anyone, and will be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of the same series, class or tranche duly issued hereunder.

(e)   The provisions of this Section 306 are exclusive and will preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 307. Payment of Interest; Interest Rights Preserved.

(a)   Unless otherwise provided with respect to such Note pursuant to Section 301, interest payable on any Registered Note will be paid to the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the most recent Record Date and interest payable on any Bearer Note will be paid to the bearer of that Note (or the applicable coupon).

(b)   Subject to clause (a), each Note delivered under this Indenture upon transfer of or in exchange for or in lieu of any other Note will carry the rights to interest accrued or principal accreted and unpaid, and to accrue or accrete, which were carried by such other Note.

Section 308. Persons Deemed Owners. The Issuer, the Indenture Trustee, the Owner Trustee, the Beneficiary and any agent of the Issuer, the Indenture Trustee, the Owner Trustee, or the Beneficiary may treat the Person who is proved to be the owner of such Note pursuant to Section 104(c) as the owner of such Note for the purpose of receiving payment of principal of and (subject to Section 307) interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Issuer, the Indenture Trustee, the Owner Trustee, nor any agent of the Issuer, the Indenture Trustee, the Owner Trustee, or the Beneficiary will be affected by notice to the contrary.

Section 309. Cancellation. All Notes surrendered for payment, redemption, transfer, conversion or exchange will, if surrendered to any Person other than the Indenture Trustee, be delivered to the Indenture Trustee and, if not already canceled, will be promptly canceled by it. The Issuer may at any time deliver to the Indenture Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and all Notes so delivered will be promptly canceled by the Indenture Trustee. No Note will be authenticated in lieu of or in exchange for any Notes canceled as provided in this Section 309, except as expressly permitted by this Indenture. The Indenture Trustee will dispose of all canceled Notes in accordance with its customary procedures and will deliver a certificate of such disposition to the Issuer.

Section 310. New Issuances of Notes.

(a)   The Issuer may issue new Notes of any series, class or tranche, so long as the following conditions precedent are satisfied:

(i) on or before the third Business Day before the date that the new issuance is to occur, the Issuer gives the Indenture Trustee and the Note Rating Agencies written notice of the issuance;

(ii) on or prior to the date that the new issuance is to occur, the Issuer delivers to the Indenture Trustee and each Note Rating Agency an Issuer Certificate to the effect that:

(A) the Issuer reasonably believes that the new issuance will not at the time of its occurrence or at a future date cause an Adverse Effect on any Outstanding Notes;

(B) all instruments furnished to the Indenture Trustee conform to the requirements of this Indenture and constitute sufficient authority hereunder for the Indenture Trustee to authenticate and deliver such Notes;

(C) the form and terms of such Notes have been established in conformity with the provisions of this Indenture; and

(D) such other matters as the Indenture Trustee may reasonably request;

(iii) on or before the date that the new issuance is to occur, the Issuer will have delivered to the Indenture Trustee and the Note Rating Agencies an Opinion of Counsel, which may be from internal counsel of the Issuer, that all laws and requirements with respect to the execution and delivery by the Issuer of such Notes have been complied with, the Issuer has the trust power and authority to issue such Notes and such Notes have been duly authorized and delivered by the Issuer and, assuming due authentication and delivery by the Indenture Trustee, constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other laws and legal principles affecting creditors' rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity) and entitled to the benefits of this Indenture, equally and ratably with all other Notes, if any, of such series, class or tranche Outstanding, subject to the terms of this Indenture and each Indenture Supplement;

(iv) on or before the date that the new issuance is to occur, the Issuer will have delivered to the Indenture Trustee and the Note Rating Agencies a Master Trust Tax Opinion and an Issuer Tax Opinion with respect to such issuance;

(v) on or before the date that the new issuance is to occur, the Issuer will have delivered to the Trustee an Indenture Supplement and, if applicable, the Issuer Certificate or terms document relating to the applicable series, class and tranche of Notes;

(vi) no Pay Out Event as defined in the Pooling and Servicing Agreement or Series 2001-D Pay Out Event as defined in the Series 2001-D Supplement will have occurred and be continuing as of the date of the new issuance;

(vii) in the case of foreign currency Notes, the Issuer will have appointed one or more Paying Agents in the appropriate countries;

(viii) the Note Rating Agencies have provided written confirmation that such issuance will not have a Ratings Effect;

(ix) the conditions specified herein or in <u>Section 311</u> are satisfied; and

(x) any other conditions specified herein in the applicable Indenture Supplement;

provided, however, that any one of the aforementioned conditions (other than clauses (iv) and (v)) may be eliminated or modified as a condition precedent to any new issuance of a series, class or tranche of Notes if the Issuer has obtained written confirmation from each Note Rating Agency that there will be no Ratings Effect with respect to any Outstanding Notes as a result of a new issuance of Notes.

(b)   The Issuer and the Indenture Trustee will not be required to obtain the consent of any Noteholder of any Outstanding series, class or tranche to issue any additional Notes of any series, class or tranche.

(c)   There are no restrictions on the timing or amount of any additional issuance of Notes of an Outstanding tranche of a multiple issuance series, so long as the conditions described in paragraph (a) are met. As of the date of any additional issuance of Notes of an Outstanding tranche of Notes, the Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of that tranche will be increased to reflect the principal amount of the additional Notes. If the additional Notes are a tranche of Notes that has the benefit of a Derivative Agreement, the Issuer will enter into a Derivative Agreement for the benefit of the additional Notes. The targeted deposits, if any, to the principal funding sub-account will be increased proportionately to reflect the principal amount of the additional Notes.

When issued, the additional Notes of a tranche will be identical in all respects to the other Outstanding Notes of that tranche and will be equally and ratably entitled to the benefits of the Indenture and the related Indenture Supplement as the other Outstanding Notes of that tranche without preference, priority or distinction. In addition, the Issuer agrees to provide notice of new issuances of series, classes or tranches of Notes as may be required by and in accordance with Item 1121(a)(14) of Regulation AB.

Section 311.   Specification of Required Subordinated Amount and other Terms with Respect to each Tranche.

(a)   The applicable Indenture Supplement for each tranche of Notes will specify a Required Subordinated Amount of each subordinated class of Notes, if any.

(b)   The Issuer may change the Required Subordinated Amount for any tranche of Notes at any time without the consent of any Noteholders so long as the Issuer has (i) received confirmation from the Note Rating Agencies that have rated any Outstanding Notes of that series that the change in the Required Subordinated Amount will not result in a Ratings Effect with respect to any Outstanding Notes in that series and (ii) delivered to the Trustee and the Note Rating Agencies a Master Trust Tax Opinion and an Issuer Tax Opinion.

Section 312.   Reallocation Groups. Available Funds and other specified amounts allocated to each series in a Reallocation Group shall be reallocated to cover interest and expenses related to each series in such Reallocation Group as specified in each related Indenture Supplement. The reallocation provisions of the Indenture Supplement for each series in the same Reallocation Group are required to be identical in all material respects.

Section 313.   Excess Available Funds Sharing Groups. The Issuer shall reallocate and redistribute certain excess Available Funds to cover Series Available Funds Shortfalls incurred by Excess Available Funds Sharing Series in a particular Excess Available Funds Sharing Group as specified in the related Indenture Supplements; provided, however, that the Beneficiary may, at any time, direct the Indenture Trustee to, and the Indenture Trustee will, discontinue the sharing of excess Available Funds among series. Following the delivery by the

Beneficiary of such an Officer's Certificate to the Indenture Trustee there will not be any further sharing of excess Available Funds among series.

[END OF ARTICLE III]

ARTICLE IV

ACCOUNTS AND INVESTMENTS

Section 401. <u>Collections</u>. Except as otherwise expressly provided herein, the Indenture Trustee may demand payment or delivery of, and will receive and collect, directly and without intervention or assistance from any fiscal agent or other intermediary, all money and other property payable to or receivable by the Indenture Trustee pursuant to this Indenture including, without limitation, all funds and other property payable to the Indenture Trustee in connection with the Collateral (collectively, the "<u>Collections</u>"). The Indenture Trustee will hold all such money and property received by it as part of the Collateral and will apply it as provided in this Indenture.

Section 402. <u>Accounts</u>.

(a) <u>Accounts; Deposits to and Distributions from Accounts</u>. On or before the Effective Date, the Issuer will cause to be established and maintained with a Qualified Institution (other than BANA, BACCS, or the Transferor) that is acting as a securities intermediary one or more Qualified Accounts (collectively, the "<u>Collection Account</u>") in the name of the Indenture Trustee, bearing a designation clearly indicating that the funds and other property credited thereto are held for the benefit of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty. All collections received from the Master Trust pursuant to <u>Section 5.01</u> of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement shall be credited to the Collection Account. From time to time in connection with the issuance of a series, class or tranche of Notes, the Indenture Trustee may establish with a Qualified Institution (other than BANA, BACCS, or the Transferor) that is acting as a securities intermediary one or more Qualified Accounts denominated as "<u>Supplemental Accounts</u>" in the name of the Indenture Trustee. The Collection Account shall be under the exclusive control of the Indenture Trustee for the benefit of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty. If, at any time, the institution holding the Collection Account ceases to be a Qualified Institution, the Issuer will within ten (10) Business Days (or such longer period, not to exceed thirty (30) calendar days, as to which each Note Rating Agency may consent in writing) establish with a Qualified Institution (other than BANA, BACCS, or the Transferor) that is acting as a securities intermediary a new Collection Account that is a Qualified Account and shall transfer any funds or other property to such new Collection Account. From the date such new Collection Account is established, it will be the "Collection Account." Supplemental Accounts will be created as specified in the applicable Indenture Supplement. Any Supplemental Account will receive amounts as set forth in the applicable Indenture Supplement.

(b) All payments to be made from time to time by or on behalf of the Indenture Trustee to Noteholders out of funds in the Accounts pursuant to this Indenture will be made by or on behalf of the Indenture Trustee to the Paying Agent not later than 12:00 noon on the applicable Payment Date or earlier, if necessary, or as otherwise provided in <u>Article V</u> or the applicable Indenture Supplement but only to the extent of available funds in the applicable Supplemental Account or sub-account.

Section 403.   Investment of Funds in the Accounts.

(a)   Funds credited to the Accounts will be invested and reinvested by the Indenture Trustee at the written direction of the Issuer in one or more Permitted Investments. The Issuer may authorize the Indenture Trustee to make specific investments pursuant to written instructions, in such amounts as the Issuer will specify. Notwithstanding the foregoing, funds held by the Indenture Trustee in any of the Accounts will be invested in Permitted Investments that will mature in each case no later than the date on which such funds in the Accounts are scheduled to be transferred or distributed by the Indenture Trustee pursuant to this Indenture (or as necessary to provide for timely payment of principal or interest on the applicable Principal Payment Date or Interest Payment Date).

(b)   All funds credited from time to time to the Accounts pursuant to this Indenture and all investments made with such funds will be held by the Indenture Trustee in the Accounts as part of the Collateral as herein provided, subject to withdrawal by the Indenture Trustee for the purposes set forth herein.

(c)   Funds and other property in any of the Accounts will not be commingled with any other funds or property of the Issuer or the Indenture Trustee. The Indenture Trustee shall:

(i) credit each Permitted Investment that is a security entitlement to the applicable Account under a control agreement that (A) is executed by the Indenture Trustee, the Issuer, and the securities intermediary maintaining the Account and (B) provides that (I) the Account is an account to which financial assets may be credited, (II) the Indenture Trustee is entitled to exercise the rights that comprise all financial assets credited to the Account, (III) each item of property credited to the Account will be treated as a financial asset, (IV) the securities intermediary must comply with entitlement orders originated by the Indenture Trustee without further consent by the Issuer, the Transferor, the Servicer, or any other Person, (V) the securities intermediary's jurisdiction of the securities intermediary is the State of New York for purposes of the Uniform Commercial Code enacted in any jurisdiction, and (VI) the Account is not subject to any security interest, lien, encumbrance, or right of setoff in favor of the securities intermediary or any other Person claiming through the securities intermediary, other than the Indenture Trustee;

(ii) maintain exclusive control or possession of each other Permitted Investment not described in clause (i) above (other than those described in clause (c) of the definition thereof) in the State of New York separate and apart from all other property held by the Indenture Trustee; and

(iii) cause each Permitted Investment described in clause (c) of the definition thereof to be registered in the name of the Indenture Trustee by the issuer thereof;

provided, that, other than following an Event of Default and acceleration pursuant to Section 702, no Permitted Investment shall be disposed of prior to its maturity.

Notwithstanding any other provision of this Indenture, the Indenture Trustee shall not hold any Permitted Investment through an agent or nominee except as expressly permitted by this Section 403(c). Each term used in this Section 403(c) and defined in the New York UCC shall have the meaning set forth in the New York UCC.

(d) On each Transfer Date, all interest and earnings (net of losses and investment expenses) accrued since the preceding Transfer Date on funds credited to the Collection Account will be treated as Available Funds and applied pursuant to Section 501 for such Transfer Date. Unless otherwise stated in the related Indenture Supplement, for purposes of determining the availability of funds or the balance in the Accounts for any reason under this Indenture or any Indenture Supplement, investment earnings on such funds shall be deemed not to be available.

Subject to Section 801(c), the Indenture Trustee will not in any way be held liable by reason of any insufficiency in such Accounts resulting from any loss on any Permitted Investment included therein except for losses attributable to the Indenture Trustee's failure to make payments on such Permitted Investments issued by the Indenture Trustee, in its commercial capacity, in accordance with their terms.

(e) Funds credited to the Accounts will be invested and reinvested by the Indenture Trustee to the fullest extent practicable, in such manner as the Indenture Trustee will from time to time determine, but only in one or more Permitted Investments, upon the occurrence of any of the following events:

(i) the Issuer will have failed to give investment directions to the Indenture Trustee; or

(ii) an Event of Default will have occurred and is continuing but no Notes have been declared due and payable pursuant to Section 702.

[END OF ARTICLE IV]

ARTICLE V

ALLOCATIONS, DEPOSITS AND PAYMENTS

Section 501. <u>Allocations of Available Funds</u>. With respect to each Monthly Period, the Indenture Trustee based on the Payment Instruction for such Monthly Period will allocate to each series of Notes its portion of Available Funds in an amount equal to the sum of (i) the sum of the Daily Available Funds Amounts for each day during such Monthly Period for such series of Notes, (ii) such series' *pro rata* portion of Finance Charge Account Investment Proceeds allocated to Series 2001-D pursuant to <u>Section 5(b)</u> of the Series 2001-D Supplement with respect to the related Transfer Date based on the aggregate amount on deposit in the Finance Charge Account with respect to such series of Notes to the aggregate amount on deposit in the Finance Charge Account with respect to all series of Notes and (iii) such series' *pro rata* portion of Principal Account Investment Proceeds allocated to Series 2001-D pursuant to <u>Section 5(b)</u> of the Series 2001-D Supplement with respect to the related Transfer Date based on the aggregate amount on deposit in the Principal Account with respect to such series of Notes to the aggregate amount on deposit in the Principal Account with respect to all series of Notes for application in accordance with the related Indenture Supplement.

Section 502. <u>Allocations of Available Principal Amounts</u>. With respect to each Monthly Period, the Indenture Trustee based on the Payment Instruction for such Monthly Period will allocate all Available Principal Amounts to each series of Notes with a Monthly Principal Payment for such Monthly Period in an amount equal to its Monthly Principal Payment; <u>provided</u>, <u>however</u>, that in the event that Available Principal Amounts for any Monthly Period are less than the aggregate Monthly Principal Payments for all series of Notes, Available Principal Amounts will be allocated to each series of Notes with a Monthly Principal Payment for such Monthly Period in an amount equal to the lesser of (a) the sum of the Daily Principal Amounts for each day during such Monthly Period for such series of Notes and (b) the Monthly Principal Payment for such series of Notes for such Monthly Period for application in accordance with the related Indenture Supplement; <u>provided</u> <u>further</u>, <u>however</u>, that any excess Available Principal Amounts identified in the application of clause (a) of the preceding proviso, or in the application of this proviso, will be allocated to each series of Notes which has not been allocated sufficient Available Principal Amounts to cover its full Monthly Principal Payment up to the amount of such insufficiency *pro rata* (based on the ratio of the Weighted Average Principal Allocation Amount for such series of Notes for such Monthly Period to the Weighted Average Principal Allocation Amount for all series of Notes with an unpaid Monthly Principal Payment for such Monthly Period) for application in accordance with the related Indenture Supplement.

Section 503. <u>Final Payment</u>. Each tranche of Notes will be considered to be paid in full, the Holders of such tranche of Notes will have no further right or claim, and the Issuer will have no further obligation or liability with respect to such tranche of Notes, on the earliest to occur of:

(a)   the date of the payment in full of the Stated Principal Amount of and all accrued interest on that tranche of Notes;

(b)   the date on which the Outstanding Dollar Principal Amount of such Notes, after giving effect to all deposits, allocations, reallocations, sales of Receivables and payments to be made on such date, is reduced to zero, and all accrued interest on such Notes is paid in full; or

(c)   on the Legal Maturity Date of such Notes, after giving effect to all deposits, allocations, reallocations, sales of Receivables and payments to be made on such date.

Section 504.   Payments within a Series, Class or Tranche. All payments of principal, interest or other amounts to Holders of the Notes of a series, class or tranche will be made in accordance with the related Indenture Supplement.

Section 505.   Allocations of Collections of Finance Charge Receivables Allocable to the Segregated Transferor Interest. With respect to each Monthly Period, the Indenture Trustee based on the Payment Instruction for such Monthly Period will allocate to each series of Notes for application in accordance with the related Indenture Supplement, the aggregate amount paid to the Issuer with respect to each such series of Notes pursuant to Section 4.09 of the Series 2001-D Supplement.

[END OF ARTICLE V]

ARTICLE VI

SATISFACTION AND DISCHARGE;
CANCELLATION OF NOTES HELD BY THE ISSUER

Section 601. Satisfaction and Discharge of Indenture. This Indenture will cease to be of further effect with respect to any series, class or tranche of Notes (except as to any surviving rights of transfer or exchange of Notes of that series, class or tranche expressly provided for herein or in the form of Note for that series, class or tranche), and the Indenture Trustee, on demand of and at the expense of the Issuer, will execute proper instruments acknowledging satisfaction and discharge of this Indenture as to that series, class or tranche, when:

(a)   all Notes of that series, class or tranche theretofore authenticated and delivered (other than (A) Notes of that series, class or tranche which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306, and (B) Notes of that series, class or tranche for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from that trust, as provided in Section 1103) have been delivered to the Indenture Trustee canceled or for cancellation;

(b)   the Issuer has paid or caused to be paid all other sums payable hereunder (including payments to the Indenture Trustee pursuant to Section 807) by the Issuer with respect to the Notes of that series, class or tranche; and

(c)   the Issuer has delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to the Notes of that series, class or tranche have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture with respect to any series, class or tranche of Notes, the obligations of the Issuer to the Indenture Trustee with respect to that series, class or tranche under Section 807 and the obligations of the Indenture Trustee under Sections 602 and 1103 will survive such satisfaction and discharge.

Section 602. Application of Trust Money. All money and obligations deposited with the Indenture Trustee pursuant to Section 601 or Section 603 and all money received by the Indenture Trustee in respect of such obligations will be held in trust and applied by it, in accordance with the provisions of the series, class or tranche of Notes in respect of which it was deposited and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Indenture Trustee may determine, to the Persons entitled thereto, of the principal and interest for whose payment that money and obligations have been deposited with or received by the Indenture Trustee; but that money and obligations need not be segregated from other funds held by the Indenture Trustee except to the extent required by law.

Section 603. Cancellation of Notes Held by the Issuer. If the Issuer holds any Notes, the Issuer may by notice from the Issuer to the Indenture Trustee cause that Note to be canceled, whereupon (a) the Note will no longer be Outstanding, and (b) the Issuer will cause the Investor Interest of the Collateral Certificate to be reduced by an amount equal to the Nominal Liquidation Amount of that cancelled Note.

[END OF ARTICLE VI]

ARTICLE VII

EVENTS OF DEFAULT AND REMEDIES

Section 701.   Events of Default. "Event of Default," wherever used herein, means with respect to any series, class or tranche of Notes any one of the following events (whatever the reason for such Event of Default and whether it will be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is either expressly stated to be inapplicable to a particular series, class or tranche or specifically deleted or modified in the applicable Indenture Supplement creating such series, class or tranche of Notes or in the form of Note for such series, class or tranche:

(a)   with respect to any tranche of Notes, a default by the Issuer in the payment of any interest on such Notes when such interest becomes due and payable, and continuance of such default for a period of thirty-five (35) days following the date on which such interest became due and payable;

(b)   with respect to any tranche of Notes, a default by the Issuer in the payment of the principal amount of such Notes at the applicable Legal Maturity Date;

(c)   a default in the performance, or breach, of any covenant or warranty of the Issuer in this Indenture in respect of the Notes of such series, class or tranche (other than a covenant or warranty in respect of the Notes of such series, class or tranche a default in the performance of which or the breach of which is elsewhere in this Section 701 specifically dealt with), all of such covenants and warranties in this Indenture which are not expressly stated to be for the benefit of a particular series, class and tranche of Notes being deemed to be in respect of the Notes of all series, classes or tranches for this purpose, and continuance of such default or breach for a period of sixty (60) days after there has been given, by registered or certified mail, to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least 25% in Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder and, as a result of such default, the interests of the Holders of the Notes of such series, class or tranche are materially and adversely affected and continue to be materially and adversely affected during the sixty (60) day period;

(d)   the entry of an order for relief against the Issuer under the Federal Bankruptcy Code by a court having jurisdiction in the premises or a decree or order by a court having jurisdiction in the premises adjudging the Issuer a bankrupt or insolvent under any other applicable Federal or State law, or the entry of a decree or order approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under the Federal Bankruptcy Code or any other applicable Federal or State law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of ninety (90) consecutive days;

(e)   the consent by the Issuer to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or State law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Issuer in furtherance of any such action; or

(f)   with respect to any series, class or tranche, any additional Event of Default specified in the Indenture Supplement for such series, class or tranche as applying to such series, class or tranche, or specified in the form of Note for such series, class or tranche.

Section 702.   Acceleration of Maturity; Rescission and Annulment.

(a)   If an Event of Default described in clause (a), (b), (c) or (f) (if the Event of Default under clause (c) or (f) is with respect to less than all series, classes and tranches of Notes then Outstanding) of Section 701 occurs and is continuing with respect to any series, class or tranche, then and in each and every such case, unless the principal of all the Notes of such series, class or tranche shall have already become due and payable, either the Indenture Trustee or the Majority Holders of the Notes of such series, class or tranche then Outstanding hereunder (each such series, class or tranche acting as a separate class), by notice in writing to the Issuer (and to the Indenture Trustee if given by Holders), may declare the Outstanding principal amount of all the Notes of such series, class or tranche then Outstanding and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately, and upon any such declaration the same will become and will be immediately due and payable, anything in this Indenture, the related Indenture Supplement or in the Notes of such series, class or tranche to the contrary notwithstanding. Such payments are subject to Article V and the allocation, deposits and payment sections of the related Indenture Supplement.

(b)   If an Event of Default described in clause (c) or (f) (if the Event of Default under clause (c) or (f) is with respect to all series, classes and tranches of Notes then Outstanding) of Section 701 occurs and is continuing, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, either the Indenture Trustee or the Majority Holders of all the Notes then Outstanding hereunder (treated as one class), by notice in writing to the Issuer (and to the Indenture Trustee if given by Holders), may declare the Outstanding principal amount of all the Notes then Outstanding and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately, and upon any such declaration the same will become and will be immediately due and payable, notwithstanding anything in this Indenture, the related Indenture Supplements or the Notes to the contrary.

(c)   If an Event of Default described in clause (d) or (e) of Section 701 occurs and is continuing, then the Notes of all series, classes and tranches will automatically be and become immediately due and payable by the Issuer, without notice or demand to any Person, and the Issuer will automatically and immediately be obligated to pay off the Notes.

At any time after such a declaration of acceleration has been made with respect to the Notes of any series, class or tranche and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter in this Article VII provided, the Majority Holders of such series, classes or tranche, by written notice to the Issuer and the Indenture Trustee, may rescind and annul such declaration and its consequences if:

(a)   the Issuer has paid or deposited with the Indenture Trustee a sum sufficient to pay (i) all overdue installments of interest on the Notes of such series, class or tranche, (ii) the principal of any Notes of such series, class or tranche which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor by the terms of the Notes of such series, class or tranche, to the extent that payment of such interest is lawful, (iii) interest upon overdue installments of interest at the rate or rates prescribed therefor by the terms of the Notes of such series, class or tranche to the extent that payment of such interest is lawful, and (iv) all sums paid by the Indenture Trustee hereunder and the reasonable compensation, expenses and disbursements of the Indenture Trustee, its agents and counsel and all other amounts due the Indenture Trustee under Section 807; and

(b)   all Events of Default with respect to such series, class or tranche of Notes, other than the nonpayment of the principal of the Notes of such series, class or tranche which has become due solely by such acceleration, have been cured or waived as provided in Section 716.

No such rescission will affect any subsequent default or impair any right consequent thereon.

Section 703.   Collection of Indebtedness and Suits for Enforcement by Indenture Trustee. The Issuer covenants that if:

(a)   the Issuer defaults in the payment of interest on any series, class or tranche of Notes when such interest becomes due and payable and such default continues for a period of thirty-five (35) days following the date on which such interest became due and payable, or

(b)   the Issuer defaults in the payment of the principal of any series, class or tranche of Notes at the Legal Maturity Date thereof;

and any such default continues beyond any specified grace period provided with respect to such series, class or tranche of Notes, the Issuer will, upon demand of the Indenture Trustee, pay (subject to the allocation provided in Article V, this Article VII and any related Indenture Supplement) to the Indenture Trustee, for the benefit of the Holders of any such Notes of the affected series, class or tranche, the whole amount then due and payable on any such Notes for principal and interest, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest, (i) in the case of Interest-bearing Notes, at the rate of interest applicable to the stated principal amount thereof, unless otherwise specified in the applicable Indenture Supplement; and (ii) in the case of Discount Notes, as specified in the applicable Indenture Supplement, and in addition thereto, will pay such further amount as will be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel and all other amounts due the Indenture Trustee under Section 807.

If the Issuer fails to pay such amounts forthwith upon such demand, the Indenture Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Issuer or any other obligor upon the Notes of such series, class or tranche and collect the money adjudged or decreed to be payable in the manner provided by law out of the Collateral or any other obligor upon such Notes, wherever situated.

Section 704. Indenture Trustee May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer or any other obligor upon the Notes or the property of the Issuer or of such other obligor or their creditors, the Indenture Trustee (irrespective of whether the principal of the Notes will then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee will have made any demand on the Issuer for the payment of overdue principal or interest) will be entitled and empowered, by intervention in such proceedings or otherwise,

(i) to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary and advisable in order to have the claims of the Indenture Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel and all other amounts due the Indenture Trustee under Section 807) and of the Noteholders allowed in such judicial proceeding, and

(ii) to collect and receive any funds or other property payable or deliverable on any such claims and to distribute the same;

and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Noteholder to make such payment to the Indenture Trustee and in the event that the Indenture Trustee will consent to the making of such payments directly to the Noteholders, to pay to the Indenture Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, and any other amounts due the Indenture Trustee under Section 807.

Nothing herein contained will be deemed to authorize the Indenture Trustee to authorize or consent to or accept or adopt on behalf of any Noteholder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Indenture Trustee to vote in respect of the claim of any Noteholder in any such proceeding.

Section 705.   Indenture Trustee May Enforce Claims Without Possession of Notes. All rights of action and claims under this Indenture or the Notes of any series, class or tranche may be prosecuted and enforced by the Indenture Trustee without the possession of any of the Notes of such series, class or tranche or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Indenture Trustee will be brought in its own name as trustee of an express trust, and any recovery of judgment will, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agent and counsel, be for the ratable benefit of the Holders of the Notes of the series, class or tranche in respect of which such judgment has been recovered.

Section 706.   Application of Money Collected. Any money or other property collected by the Indenture Trustee with respect to a series, class or tranche of Notes pursuant to this Article VII will be applied in the following order, at the date or dates fixed by the Indenture Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Notes of such series, class or tranche and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(a)   first, to the payment of all amounts due the Indenture Trustee under Section 807(a);

(b)   second, to the payment of the amounts then due and unpaid upon the Notes of that series, class or tranche for principal and interest, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind (but subject to the allocation provided in Article V of this Indenture and the related Indenture Supplements), according to the amounts due and payable on such Notes for principal and interest, respectively; and

(c)   third, to the Issuer.

Section 707.   Indenture Trustee May Elect to Hold the Collateral Certificate. Following an acceleration of any series, class or tranche of Notes, the Indenture Trustee may elect to continue to hold the Collateral Certificate and apply distributions on the Collateral Certificate in accordance with the regular distribution provisions pursuant to Article V of this Indenture, except that principal will be paid on the accelerated tranche of Notes to the extent funds are received from the Master Trust and allocated to the accelerated tranche, and payment is permitted by the subordination provisions of the accelerated tranche.

Section 708.   Sale of Receivables for Accelerated Notes. In the case of a series, class or tranche of Notes that has been accelerated following an Event of Default, the Indenture Trustee may, and at the direction of the Majority Holders of that series, class or tranche of Notes will, cause the Master Trust to sell Principal Receivables and the related Finance Charge Receivables (or interests therein) as provided in the related Indenture Supplement.

Section 709. Noteholders Have the Right to Direct the Time, Method and Place of Conducting Any Proceeding for Any Remedy Available to the Indenture Trustee. The Majority Holders of any accelerated series, class or tranche of Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee. This right may be exercised only if the direction provided by the Noteholders does not conflict with applicable law or this Indenture and does not have a substantial likelihood of involving the Indenture Trustee in personal liability.

Section 710. Limitation on Suits. To the fullest extent permitted by applicable law, no Holder of any Note of any series, class or tranche will have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a)   such Holder has previously given written notice to the Indenture Trustee of a continuing Event of Default with respect to Notes of such series, class or tranche;

(b)   the Holders of not less than 25% in Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche have made written request to the Indenture Trustee to institute proceedings in respect of such Event of Default in its own name as Indenture Trustee hereunder;

(c)   such Holder or Holders have offered to the Indenture Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)   the Indenture Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)   no direction inconsistent with such written request has been given to the Indenture Trustee during such sixty (60) day period by the Majority Holders of such series, class or tranche;

it being understood and intended that no one or more Holders of Notes of such series, class or tranche will have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Notes of such series, class or tranche, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and proportionate benefit of all the Holders of all Notes of such series, class or tranche.

Section 711. Unconditional Right of Noteholders to Receive Principal and Interest; Limited Recourse. Notwithstanding any other provisions in this Indenture, the Holder of any Note will have the right, which is absolute and unconditional, to receive payment of the principal of and interest on such Note on the Legal Maturity Date expressed in the related Indenture Supplement and to institute suit for the enforcement of any such payment, and such right will not be impaired without the consent of such Holder; provided, however, that notwithstanding any other provision of this Indenture to the contrary, the obligation to pay principal of or interest on the Notes or any other amount payable to any Noteholder will be without recourse to the Beneficiary, the Transferor, the Servicer, BACCS, the Account Owner, the Indenture Trustee, the Owner Trustee or any affiliate, officer, employee or director of any of them, and the obligation of the Issuer to pay principal of or interest on the Notes or any other amount payable to any Noteholder will be subject to Article V and the allocation and payment provisions of the Indenture Supplements.

Section 712. Restoration of Rights and Remedies. If the Indenture Trustee or any Noteholder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, then and in every such case the Issuer, the Indenture Trustee and the Noteholders will, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Indenture Trustee and the Noteholders will continue as though no such proceeding had been instituted.

Section 713. Rights and Remedies Cumulative. No right or remedy herein conferred upon or reserved to the Indenture Trustee or to the Noteholders is intended to be exclusive of any other right or remedy, and every right and remedy will, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, will not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 714. Delay or Omission Not Waiver. No delay or omission of the Indenture Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default will impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Indenture Trustee or to the Noteholders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Noteholders, as the case may be.

Section 715. Control by Noteholders. The Majority Holders of any series, class or tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee or exercising any trust or power conferred on the Indenture Trustee with respect to the Notes of such series, class or tranche, provided, that:

(a) the Indenture Trustee will have the right to decline to follow any such direction if the Indenture Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or would conflict with this Indenture or if the Indenture Trustee in good faith will, by an Indenture Trustee Authorized Officer, determine that the proceedings so directed would involve it in personal liability or be unjustly prejudicial to the Holders not taking part in such direction, and

(b)   the Indenture Trustee may take any other action permitted hereunder deemed proper by the Indenture Trustee which is not inconsistent with such direction.

Section 716.   Waiver of Past Defaults. The Majority Holders of any series, class or tranche may on behalf of the Holders of all the Notes of such series, class or tranche waive any past default hereunder or under the related Indenture Supplement with respect to such series, class or tranche and its consequences, except a default not theretofore cured:

(a)   in the payment of the principal of or interest on any Note of such series, class or tranche, or

(b)   in respect of a covenant or provision hereof which under Article X cannot be modified or amended without the consent of the Holder of each Outstanding Note of such series, class or tranche.

Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of this Indenture; but no such waiver will extend to any subsequent or other default or impair any right consequent thereon.

Section 717.   Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Note by his acceptance thereof will be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Indenture Trustee for any action taken or omitted by it as Indenture Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 717 will not apply to any suit instituted by the Indenture Trustee, to any suit instituted by any Noteholder, or group of Noteholders, holding in the aggregate more than 25% in Outstanding Dollar Principal Amount of the Outstanding Notes of any series, class or tranche to which the suit relates, or to any suit instituted by any Noteholders for the enforcement of the payment of the principal of or interest on any Note on or after the applicable Legal Maturity Date expressed in such Note.

Section 718.   Waiver of Stay or Extension Laws. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

[END OF ARTICLE VII]

ARTICLE VIII

THE INDENTURE TRUSTEE

Section 801. Certain Duties and Responsibilities.

(a)   The Indenture Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture with respect to the Notes of any series, classes or tranche, and no implied covenants or obligations will be read into this Indenture against the Indenture Trustee.

(b)   In the absence of bad faith on its part, the Indenture Trustee may, with respect to Notes of any series, class or tranche, conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Indenture Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Indenture Trustee, the Indenture Trustee will be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein.

(c)   In case an Event of Default with respect to any series, class or tranche of Notes has occurred and is continuing, the Indenture Trustee will exercise with respect to the Notes of such series, class or tranche such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a fiduciary would exercise or use under the circumstances in the conduct of such person's own affairs.

(d)   No provision of this Indenture will be construed to relieve the Indenture Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this clause (d) will not be construed to limit the effect of subsection (a) of this Section 801;

(ii) the Indenture Trustee will not be liable for any error of judgment made in good faith by an Indenture Trustee Authorized Officer, unless it will be proved that the Indenture Trustee was negligent in ascertaining the pertinent facts;

(iii) the Indenture Trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Majority Holders of any series, class or tranche relating to the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred upon the Indenture Trustee, under this Indenture with respect to the Notes of such series, class or tranche; and

(iv) no provision of this Indenture will require the Indenture Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it will have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to the Indenture Trustee against such risk or liability is not reasonably assured to it.

(e)   Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Indenture Trustee will be subject to the provisions of this Section 801.

Section 802.   Notice of Defaults. Within ninety (90) days after the occurrence of any default hereunder with respect to Notes of any series, class or tranche,

(a)   the Indenture Trustee will transmit by mail to all Registered Noteholders of such series, class or tranche, as their names and addresses appear in the Note Register, notice of such default hereunder known to the Indenture Trustee,

(b)   the Indenture Trustee will notify all Holders of Bearer Notes of such series, class or tranche, by publication of notice of such default in an Authorized Newspaper, or as otherwise provided in the applicable Indenture Supplement, and

(c)   the Indenture Trustee will give prompt written notification thereof to the Note Rating Agencies, unless such default will have been cured or waived;

provided, however, that, except in the case of a default in the payment of the principal of or interest on any Note of such series, class or tranche, the Indenture Trustee will be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Indenture Trustee Authorized Officers of the Indenture Trustee in good faith determine that the withholding of such notice is in the interests of the Noteholders of such series, class or tranche. For the purpose of this Section 802, the term "default," with respect to Notes of any series, class or tranche, means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Notes of such series, class or tranche.

Section 803.   Certain Rights of Indenture Trustee. Except as otherwise provided in Section 801:

(a)   the Indenture Trustee may conclusively rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)   any request or direction of the Issuer mentioned herein will be sufficiently evidenced by an Officer's Certificate;

(c)   whenever in the administration of this Indenture the Indenture Trustee will deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Indenture Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate;

(d)   the Indenture Trustee may consult with counsel of its own selection and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e)   the Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Noteholders pursuant to this Indenture, unless such Noteholders shall have offered to the Indenture Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f)   the Indenture Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Indenture Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Indenture Trustee will determine to make such further inquiry or investigation, it will be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney;

(g)   the Indenture Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Indenture Trustee will not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder; and

(h)   the Indenture Trustee will not be responsible for filing any financing statements or continuation statements in connection with the Notes, but will cooperate with the Issuer in connection with the filing of such financing statements or continuation statements.

Section 804.   Not Responsible for Recitals or Issuance of Notes. The recitals contained herein and in the Notes, except the certificates of authentication, will be taken as the statements of the Issuer, and the Indenture Trustee assumes no responsibility for their correctness. The Indenture Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. The Indenture Trustee will not be accountable for the use or application by the Issuer of Notes or the proceeds thereof.

Section 805.   May Hold Notes. The Indenture Trustee, any Paying Agent, the Note Registrar or any other agent of the Issuer, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to Sections 808 and 813, may otherwise deal with the Issuer with the same rights it would have if it were not Indenture Trustee, Paying Agent, Note Registrar or such other agent.

Section 806. Money Held in Trust. Money held by the Indenture Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Indenture Trustee will be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Issuer.

Section 807. Compensation and Reimbursement, Limit on Compensation, Reimbursement and Indemnity.

(a)   The Issuer agrees

(i) to pay to the Indenture Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation will not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(ii) except as otherwise expressly provided herein, to reimburse the Indenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(iii) to indemnify the Indenture Trustee for, and to hold it harmless against, any and all loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability (whether asserted by the Issuer, the Servicer, any Holder or any other Person) in connection with the exercise or performance of any of its powers or duties hereunder.

The Indenture Trustee will have no recourse to any asset of the Issuer other than funds available pursuant to Section 706 or to any Person other than the Issuer.

(b)   This Section 807 will survive the termination of this Indenture and the resignation or replacement of the Indenture Trustee under Section 810.

Section 808. Disqualification; Conflicting Interests. If the Indenture Trustee has or will acquire a conflicting interest within the meaning of the Trust Indenture Act, the Indenture Trustee will, if so required by the Trust Indenture Act, either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. Nothing herein will prevent the Indenture Trustee from filing with the Commission the application referred to in the second to last paragraph of Section 310(b) of the Trust Indenture Act.

Section 809. Corporate Indenture Trustee Required; Eligibility. There will at all times be an Indenture Trustee hereunder with respect to each series, class or tranche of Notes, which will be a corporation organized and doing business under the laws of the United States of

America or of any State, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal or State authority, and having a rating of at least BBB- by Standard & Poor's and at least BBB by Fitch. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 809, the combined capital and surplus of such corporation will be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Issuer may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Issuer, serve as Indenture Trustee. If at any time the Indenture Trustee with respect to any series, class or tranche of Notes will cease to be eligible in accordance with the provisions of this Section 809, it will resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 810. Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee pursuant to this Article will become effective until the acceptance of appointment by the successor Indenture Trustee under Section 811.

(b) The Indenture Trustee may resign with respect to any series, class or tranche of Notes at any time by giving written notice thereof to the Issuer. If an instrument of acceptance by a successor Indenture Trustee shall not have been delivered to the Indenture Trustee within thirty (30) days after the giving of such notice of resignation, the resigning Indenture Trustee may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

(c) The Indenture Trustee may be removed with respect to any series, class or tranche of Notes at any time by Act of the Majority Holders of that series, class or tranche, delivered to the Indenture Trustee and to the Issuer.

(d) If at any time:

(i) the Indenture Trustee fails to comply with Section 310(b) of the Trust Indenture Act with respect to any series, class or tranche of Notes after written request therefor by the Issuer or by any Noteholder who has been a bona fide Holder of a Note of that series, class or tranche for at least six (6) months, or

(ii) the Indenture Trustee ceases to be eligible under Section 809 with respect to any series, class or tranche of Notes and fails to resign after written request therefor by the Issuer or by any such Noteholder, or

(iii) the Indenture Trustee becomes incapable of acting with respect to any series, class or tranche of Notes, or

(iv) the Indenture Trustee is adjudged bankrupt or insolvent or a receiver of the Indenture Trustee or of its property is appointed or any public officer takes charge or control of the Indenture Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (A) the Issuer may remove the Indenture Trustee, with respect to the series, class or tranche, or in the case of clause (iv), with respect to all series, classes or tranches, or (B) subject to Section 717, any Noteholder who has been a bona fide Holder of a Note of such series, class and tranche for at least six (6) months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Indenture Trustee with respect to such series, class or tranche and the appointment of a successor Indenture Trustee with respect to the series, class or tranche, or, in the case of clause (iv), with respect to all series, classes and tranches.

(e)   If the Indenture Trustee resigns, is removed or becomes incapable of acting with respect to any series, class or tranche of Notes, or if a vacancy shall occur in the office of the Indenture Trustee with respect to any series, class or tranche of Notes for any cause, the Issuer will promptly appoint a successor Indenture Trustee for that series, class or tranche of Notes. If, within one year after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Indenture Trustee with respect to such series, class or tranche of Notes is appointed by Act of the Majority Holders of such series, class or tranche delivered to the Issuer and the retiring Indenture Trustee, the successor Indenture Trustee so appointed will, forthwith upon its acceptance of such appointment, become the successor Indenture Trustee with respect to such series, class or tranche and supersede the successor Indenture Trustee appointed by the Issuer with respect to such series, class or tranche. If no successor Indenture Trustee with respect to such series, class or tranche shall have been so appointed by the Issuer or the Noteholders of such series, class or tranche and accepted appointment in the manner hereinafter provided, any Noteholder who has been a bona fide Holder of a Note of that series, class or tranche for at least six (6) months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee with respect to such series, class or tranche.

(f)   The Issuer will give written notice of each resignation and each removal of the Indenture Trustee with respect to any series, class or tranche and each appointment of a successor Indenture Trustee with respect to any series, class or tranche to each Noteholder as provided in Section 106 and to each Note Rating Agency. Each notice will include the name of the successor Indenture Trustee and the address of its principal Corporate Trust Office.

Section 811.   Acceptance of Appointment by Successor. Every successor Indenture Trustee appointed hereunder will execute, acknowledge and deliver to the Issuer and to the predecessor Indenture Trustee an instrument accepting such appointment, with a copy to the Note Rating Agencies, and thereupon the resignation or removal of the predecessor Indenture Trustee will become effective with respect to any series, class or tranche as to which it is resigning or being removed as Indenture Trustee, and such successor Indenture Trustee, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the predecessor Indenture Trustee with respect to any such series, class or tranche; but, on request of the Issuer or the successor Indenture Trustee, such predecessor Indenture Trustee will, upon payment of its reasonable charges, if any, execute and deliver an instrument transferring to such successor Indenture Trustee all the rights, powers and trusts of the predecessor Indenture Trustee, and will duly assign, transfer and deliver to such successor Indenture Trustee all property and money held by such predecessor Indenture Trustee hereunder with respect to all or any such series, class or tranche, subject nevertheless to its lien, if any, provided for in Section 807. Upon request of any such successor Indenture Trustee, the Issuer will execute any and all instruments for more fully and certainly vesting in and confirming to such successor Indenture Trustee all such rights, powers and trusts.

In case of the appointment hereunder of a successor Indenture Trustee with respect to the Notes of one or more (but not all) series, classes or tranches, the Issuer, the predecessor Indenture Trustee and each successor Indenture Trustee with respect to the Notes of any applicable series, class or tranche will execute and deliver an Indenture Supplement which will contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the predecessor Indenture Trustee with respect to the Notes of any series, class or tranche as to which the predecessor Indenture Trustee is not being succeeded will continue to be vested in the predecessor Indenture Trustee, and will add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Indenture Trustee, it being understood that nothing herein or in such Indenture Supplement will constitute such Indenture Trustees co-trustees of the same trust and that each such Indenture Trustee will be Indenture Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Indenture Trustee.

No successor Indenture Trustee with respect to any series, class or tranche of Notes will accept its appointment unless at the time of such acceptance such successor Indenture Trustee will be qualified and eligible with respect to that series, class or tranche under this Article.

Section 812. Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Indenture Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Indenture Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Indenture Trustee, will be the successor of the Indenture Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article VIII, without the execution or filing of any paper or any further act on the part of any of the parties hereto. The Issuer will give prompt written notice of such merger, conversion, consolidation or succession to the Note Rating Agencies. In case any Notes shall have been authenticated, but not delivered, by the Indenture Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Indenture Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Indenture Trustee had itself authenticated such Notes.

Section 813. Preferential Collection of Claims Against Issuer. If and when the Indenture Trustee shall be or become a creditor of the Issuer (or any other obligor upon the Notes), the Indenture Trustee will be subject to the provisions of Section 311 of the Trust

Indenture Act. An Indenture Trustee who has resigned or been removed will be subject to Section 311(a) of the Trust Indenture Act to the extent provided therein.

Section 814. Appointment of Authenticating Agent. At any time when any of the Notes remain Outstanding, the Indenture Trustee, with the approval of the Issuer, may appoint an Authenticating Agent or Agents with respect to one or more series, classes or tranches of Notes which will be authorized to act on behalf of the Indenture Trustee to authenticate Notes of such series, classes or tranches issued upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Notes so authenticated will be entitled to the benefits of this Indenture and will be valid and obligatory for all purposes as if authenticated by the Indenture Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Indenture Trustee or the Indenture Trustee's certificate of authentication, such reference will be deemed to include authentication and delivery on behalf of the Indenture Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Indenture Trustee by an Authenticating Agent. Each Authenticating Agent will be acceptable to the Issuer and will at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as an Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and, if other than the Issuer itself, subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section 814, the combined capital and surplus of such Authenticating Agent will be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent will cease to be eligible in accordance with the provisions of this Section 814, such Authenticating Agent will resign immediately in the manner and with the effect specified in this Section 814. The initial Authenticating Agent for the Notes of all series, classes and tranches will be The Bank of New York Mellon.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent will be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, will continue to be an Authenticating Agent, provided such corporation will be otherwise eligible under this Section 814, without the execution or filing of any paper or any further act on the part of the Indenture Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Indenture Trustee and to the Issuer. The Indenture Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent will cease to be eligible in accordance with the provisions of this Section 814, the Indenture Trustee, with the approval of the Issuer, may appoint a successor Authenticating Agent which will be acceptable to the Issuer and will give notice to each Noteholder as provided in Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder will become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent will be appointed unless eligible under the provisions of this Section 814.

The Indenture Trustee agrees to pay to each Authenticating Agent (other than an Authenticating Agent appointed at the request of the Issuer from time to time) reasonable compensation for its services under this Section 814, and the Indenture Trustee will be entitled to be reimbursed for such payments, subject to the provisions of Section 807.

If an appointment with respect to one or more series, classes or tranches is made pursuant to this Section 814, the Notes of such series, classes or tranche may have endorsed thereon, in addition to the Indenture Trustee's certificate of authentication, an alternate certificate of authentication in the following form:

This is one of the Notes of the series, classes or tranches
designated therein referred to in the within-mentioned
Indenture.

THE BANK OF NEW YORK MELLON,
   as Indenture Trustee

By:_____
   As Authenticating Agent

By:_____
   Authorized Signatory

Section 815. Tax Returns. In the event the Issuer shall be required to file tax returns, the Beneficiary and the Servicer shall prepare or shall cause to be prepared such tax returns and shall provide such tax returns to the Owner Trustee or the Beneficiary for signature at least five (5) days before such tax returns are due to be filed. The Issuer, in accordance with the terms of each Indenture Supplement, shall also prepare or shall cause to be prepared all tax information required by law to be distributed to Noteholders and shall deliver such information to the Indenture Trustee at least five (5) days prior to the date it is required by law to be distributed to Noteholders. The Indenture Trustee, upon written request, will furnish the Beneficiary and the Servicer with all such information known to the Indenture Trustee as may be reasonably requested and required in connection with the preparation of all tax returns of the Issuer, and shall, upon request, execute such returns. In no event shall the Indenture Trustee or the Owner Trustee be personally liable for any liabilities, costs or expenses of the Issuer or any Noteholder arising under any tax law, including without limitation, federal, state or local income or excise taxes or any other tax imposed on or measured by income (or any interest or penalty with respect thereto arising from a failure to comply therewith).

Section 816. <u>Representations and Covenants of the Indenture Trustee</u>. The Indenture Trustee represents, warrants and covenants that:

(i) The Indenture Trustee is a banking corporation duly organized and validly existing under the laws of the State of New York;

(ii) The Indenture Trustee has full power and authority to deliver and perform this Indenture and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture and other documents to which it is a party; and

(iii) Each of this Indenture and other documents to which it is a party has been duly executed and delivered by the Indenture Trustee and constitutes its legal, valid and binding obligation in accordance with its terms.

Section 817. <u>Custody of the Collateral</u>. The Collateral Certificate shall be registered in the name of the Indenture Trustee and shall be delivered to and held by the Indenture Trustee in the State of New York separate and apart from all other property held by the Indenture Trustee. The Indenture Trustee shall hold such of the Collateral as constitutes a Permitted Investment in accordance with <u>Section 403(c)</u>. As specified in written instructions provided by the Issuer to the Indenture Trustee, or in other agreements executed by the Issuer and the Indenture Trustee, the Indenture Trustee must maintain exclusive control or possession of, or take any other action required of the Indenture Trustee under <u>Section 1301</u> that is necessary or appropriate to maintain its first priority perfected security interest in, all other Collateral. Notwithstanding any other provision of this Indenture, the Indenture Trustee shall not hold any Collateral through an agent or nominee except as expressly permitted by this <u>Section 817</u> and <u>Section 403(c)</u>. Each term used in this <u>Section 817</u> and defined in the New York UCC shall have the meaning set forth in the New York UCC.

Section 818. <u>Indenture Trustee's Application for Instructions from the Issuer</u>. Any application by the Indenture Trustee for written instructions from the Issuer may, at the option of the Indenture Trustee, set forth in writing any action proposed to be taken or omitted by the Indenture Trustee under and in accordance with this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective, <u>provided</u>, that such application shall make specific reference to this <u>Section 818</u>. The Indenture Trustee shall not be liable for any action taken by, or omission of, the Indenture Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than five (5) Business Days after the date any officer of the Issuer actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Indenture Trustee shall have received written instructions in response to such application specifying the action be taken or omitted.

[END OF ARTICLE VIII]

ARTICLE IX

NOTEHOLDERS' MEETINGS, LISTS,
REPORTS BY INDENTURE TRUSTEE, ISSUER AND BENEFICIARY

Section 901. Issuer To Furnish Indenture Trustee Names and Addresses of Noteholders. The Issuer will furnish or cause to be furnished to the Indenture Trustee:

(a) not more than fifteen (15) days after each Record Date, in each year such form as the Indenture Trustee may reasonably require, a list of the names and addresses of the Registered Noteholders of such series, classes or tranches as of such date, and

(b) at such other times as the Indenture Trustee may request in writing, within thirty (30) days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than fifteen (15) days before the time such list is furnished;

provided, however, that so long as the Indenture Trustee is the Note Registrar, no such list shall be required to be furnished.

Section 902. Preservation of Information; Communications to Noteholders.

(a) The Indenture Trustee will preserve, in as current a form as is reasonably practicable, the names and addresses of Registered Noteholders contained in the most recent list furnished to the Indenture Trustee as provided in Section 901 and the names and addresses of Registered Noteholders received by the Indenture Trustee in its capacity as Note Registrar. The Indenture Trustee may destroy any list furnished to it as provided in Section 901 upon receipt of a new list so furnished.

(b) If three (3) or more Holders of Notes of any series, class or tranche (hereinafter referred to as "applicants") apply in writing to the Indenture Trustee, and furnish to the Indenture Trustee reasonable proof that each such applicant has owned a Note of such series, class or tranche for a period of at least six (6) months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders of Notes of such series, class or tranche or with the Holders of all Notes with respect to their rights under this Indenture or under such Notes and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Indenture Trustee will, within five (5) Business Days after the receipt of such application, at its election, either

(i) afford such applicants access to the information preserved at the time by the Indenture Trustee in accordance with Section 902(a), or

(ii) inform such applicants as to the approximate number of Holders of Notes of such series, class or tranche or all Notes, as the case may be, whose names and addresses appear in the information preserved at the time by the Indenture Trustee in accordance with Section 902(a), and as to the approximate cost of mailing to such Noteholders the form of proxy or other communication, if any, specified in such application.

If the Indenture Trustee shall elect not to afford such applicants access to such information, the Indenture Trustee shall, upon the written request of such applicants, mail to each Holder of a Registered Note of such series, class or tranche or to all Registered Noteholders, as the case may be, whose names and addresses appear in the information preserved at the time by the Indenture Trustee in accordance with Section 902(a), a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Indenture Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless, within five (5) days after such tender, the Indenture Trustee shall mail to such applicants and file with the Commission, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Indenture Trustee, such mailing would be contrary to the best interests of the Holders of Notes of such series, class or tranche or all Noteholders, as the case may be, or would be in violation of applicable law. Such written statement will specify the basis of such opinion. If the Commission, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, the Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Indenture Trustee will mail copies of such material to all Registered Noteholders of such series, class or tranche or all Registered Noteholders, as the case may be, with reasonable promptness after the entry of such order and the renewal of such tender; otherwise the Indenture Trustee will be relieved of any obligation or duty to such applicants respecting their application.

(c)   Every Holder of Notes, by receiving and holding the same, agrees with the Issuer and the Indenture Trustee that neither the Issuer nor the Indenture Trustee will be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders of Notes in accordance with Section 902(b), regardless of the source from which such information was derived, and that the Indenture Trustee will not be held accountable by reason of mailing any material pursuant to a request made under Section 902(b).

Section 903.   Reports by Indenture Trustee.

(a)   The term "reporting date" as used in this Section 903 means August 31. Within sixty (60) days after the reporting date in each year, beginning in [2016], the Indenture Trustee will transmit to Noteholders, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, a brief report dated as of such reporting date if required by Section 313(a) of the Trust Indenture Act.

(b)   To the extent required by the Trust Indenture Act, the Indenture Trustee will mail each year to all Registered Noteholders, with a copy to the Note Rating Agencies a report concerning:

(i) its eligibility and qualifications to continue as trustee under this Indenture;

(ii) any amounts advanced by the Indenture Trustee under this Indenture;

(iii) the amount, interest rate and maturity date or indebtedness owing by the Issuer to the Indenture Trustee in the Indenture Trustee's individual capacity;

(iv) the property and funds physically held by the Indenture Trustee as Indenture Trustee;

(v) any release or release and substitution of Collateral subject to the lien of this Indenture which has not previously been reported; and

(vi) any action taken by the Indenture Trustee that materially affects the Notes and that has not previously been reported.

(c) The Indenture Trustee will comply with Sections 313(b) and 313(c) of the Trust Indenture Act.

(d) A copy of each such report will, at the time of such transmission to Noteholders, be filed by the Indenture Trustee with each stock exchange upon which the Notes are listed, and also with the Commission. The Issuer will notify the Indenture Trustee when the Notes are admitted to trading on any stock exchange.

Section 904. Meetings of Noteholders; Amendments and Waivers.

(a) The Indenture Trustee may call a meeting of the Noteholders of a series, class or tranche at any time. The Indenture Trustee will call a meeting upon request of the Issuer or the Holders of at least 10% in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche. In any case, a meeting will be called after notice is given to the Noteholders pursuant to Section 106.

(b) Except for any consent that must be given by the Holders of each Outstanding Note affected or any action to be taken by the Issuer as holder of the Collateral Certificate, any resolution presented at any meeting at which a quorum is present may be adopted by the affirmative vote of the Majority Holders of that series, class or tranche, as the case may be. For any vote, request, demand, authorization, direction, notice, consent, waiver or other action provided by the Series 2001-D Supplement to be given or taken by the holder of the Collateral Certificate, any resolution presented at any meeting at which the Majority Holders of all Outstanding Notes is present may be adopted by the affirmative vote of the Majority Holders of all Outstanding Notes. However, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the Holders of not less than a specified percentage in aggregate Outstanding Dollar Principal Amount of Outstanding Notes of a series, class or tranche or all Notes may be adopted at any meeting at which a quorum is present only by the affirmative vote of the Holders of not less than the specified percentage in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of that series, class or tranche or all Outstanding Notes, as the case may be. Any resolution passed or decision taken at any meeting of Noteholders duly held in accordance with this Indenture will be binding on all Noteholders of the affected series, class or tranche.

(c)   The quorum at any meeting will be persons holding or representing the Majority Holders of a series, class or tranche or all Notes, as the case may be; provided, however, that if any action is to be taken at that meeting concerning a consent, waiver, request, demand, notice, authorization, direction or other action that may be given by the Holders of not less than a specified percentage in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of a series, class or tranche or all Notes, as applicable, the persons holding or representing such specified percentage in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche or all Notes will constitute a quorum.

(d)   The ownership of Registered Notes will be proved by the Note Register. The Ownership of Bearer Notes will be proved as provided in Section 104(c)(ii).

(e)   The Issuer may make reasonable rules for other matters relating to action by or a meeting of Noteholders not otherwise covered by this Section 904.

Section 905.   Reports by Issuer to the Commission. The Issuer will:

(a)   file with the Indenture Trustee, within fifteen (15) days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act; or, if the Issuer is not required to file information, documents or reports pursuant to either of said Sections, then it will file with the Indenture Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(b)   file with the Indenture Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(c)   transmit by mail to all Registered Noteholders, as their names and addresses appear in the Note Register, and notify all Holders of Bearer Notes of such series, class or tranche, by publication of such notice in an Authorized Newspaper or as otherwise provided in the applicable Indenture Supplement, within thirty (30) days after the filing thereof with the Indenture Trustee, such summaries of any information, documents and reports required to be filed by the Issuer pursuant to paragraphs (a) and (b) of this <u>Section 905</u> as may be required by rules and regulations prescribed from time to time by the Commission.

Section 906. <u>Reports by Indenture Trustee</u>. The Indenture Trustee will report to the Issuer with respect to the amount on deposit in the Accounts, and the identity of the investments included therein, as the Issuer may from time to time reasonably request which, absent the occurrence of an Event of Default hereunder, will not occur more often than monthly.

Section 907. <u>Monthly Noteholders' Statement</u>. On each Transfer Date the Servicer will, in cooperation with and based on information provided to it by the Issuer and the Beneficiary, complete and deliver to the Indenture Trustee and the Master Trust Trustee (with a copy to each Note Rating Agency) a Monthly Noteholders' Statement.

Section 908. <u>Payment Instruction to Master Trust</u>.

(a) In connection with the delivery of each Monthly Servicer's Certificate under the Series 2001-D Supplement, the Servicer will, in cooperation with and based on information provided to it by the Issuer and the Beneficiary, complete the Payment Instruction and deliver a copy thereof to the Indenture Trustee and the Master Trust Trustee.

(b) From time to time, the Issuer will notify the Transferor and the Servicer under the Series 2001-D Supplement of the information necessary to be provided by the Issuer under <u>Section 5.01</u> of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement to calculate the Investor Interest and the Principal Allocation Investor Interest of the Collateral Certificate.

<p style="text-align:center">[END OF ARTICLE IX]</p>

ARTICLE X

INDENTURE SUPPLEMENTS; AMENDMENTS TO THE POOLING AND
SERVICING AGREEMENT AND AMENDMENTS TO THE TRUST AGREEMENT

Section 1001. Supplemental Indentures Without Consent of Noteholders.
Without the consent of the Holders of any Notes but with prior notice to each Note Rating
Agency, the Issuer and the Indenture Trustee, at any time and from time to time, upon delivery of
a Master Trust Tax Opinion and an Issuer Tax Opinion and upon delivery by the Issuer to the
Indenture Trustee of an Officer's Certificate to the effect that the Issuer reasonably believes that
such amendment will not have an Adverse Effect and is not reasonably expected to have an
Adverse Effect at any time in the future may amend this Indenture or any Indenture Supplement
or enter into one or more Indenture Supplements, in form satisfactory to the Indenture Trustee,
for any of the following purposes:

(a)   to evidence the succession of another Entity to the Issuer, and the
assumption by any such successor of the covenants of the Issuer herein and in the Notes; or

(b)   to add to the covenants of the Issuer, or to surrender any right or power
herein conferred upon the Issuer by the Issuer, for the benefit of the Holders of the Notes of any
or all series, classes or tranches (and if such covenants or the surrender of such right or power are
to be for the benefit of less than all series, classes or tranches of Notes, stating that such
covenants are expressly being included or such surrenders are expressly being made solely for
the benefit of one or more specified series, classes or tranches); or

(c)   to cure any ambiguity, to correct or supplement any provision herein
which may be inconsistent with any other provision herein, or to make any other provisions with
respect to matters or questions arising under this Indenture; or

(d)   to add to this Indenture such provisions as may be expressly permitted by
the Trust Indenture Act, excluding, however, the provisions referred to in Section 316(a)(2) of
the Trust Indenture Act as in effect at the date as of which this Indenture was executed or any
corresponding provision in any similar federal statute hereafter enacted; or

(e)   to establish any form of Note, as provided in Article II, and to provide for
the issuance of any series, class or tranche of Notes as provided in Article III and to set forth the
terms thereof, and/or to add to the rights of the Holders of the Notes of any series, class or
tranche; or

(f)   to evidence and provide for the acceptance of appointment by another
corporation as a successor Indenture Trustee hereunder with respect to one or more series,
classes or tranches of Notes and to add to or change any of the provisions of this Indenture as
will be necessary to provide for or facilitate the administration of the trusts hereunder by more
than one Indenture Trustee, pursuant to Section 811; or

(g)   to add any additional Early Redemption Events or Events of Default in respect of the Notes of any or all series, classes or tranches (and if such additional Events of Default are to be in respect of less than all series, classes or tranches of Notes, stating that such Events of Default are expressly being included solely for the benefit of one or more specified series, classes or tranches); or

(h)   to provide for the consolidation of the Master Trust and the Issuer into a single Entity or the transfer of assets in the Master Trust to the Issuer after the termination of all series of Investor Certificates (other than the Collateral Certificate); or

(i)   if one or more additional Transferors under the Pooling and Servicing Agreement are added to, or replaced under, the Pooling and Servicing Agreement, or one or more additional Beneficiaries under the Trust Agreement are added to, or replaced under, the Trust Agreement, to make any necessary changes to the Indenture or any other related document; or

(j)   to provide for the inclusion in the Owner Trust of additional collateral (in addition to the Collateral Certificate) and the issuance of Notes backed by any such additional collateral;

(k)   to provide for additional or alternative credit enhancement for any tranche of Notes; or

(l)   to qualify for sale treatment under generally accepted accounting principles.

Additionally, notwithstanding any provision of this Article X to the contrary, this Indenture or any Indenture Supplement may be amended without the consent of the Indenture Trustee or any of the Noteholders, upon delivery of a Master Trust Tax Opinion and an Issuer Tax Opinion for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or any Indenture Supplement or of modifying in any manner the rights of the Holders of the Notes under this Indenture or any Indenture Supplement; provided, however, that (i) the Issuer shall deliver to the Indenture Trustee and the Owner Trustee an Officer's Certificate to the effect that the Issuer reasonably believes that such amendment will not have an Adverse Effect and is not reasonably expected to have an Adverse Effect at any time in the future and (ii) the Note Rating Agencies have provided written confirmation that such amendment will not have a Ratings Effect.

Section 1002.   Supplemental Indentures with Consent of Noteholders. With prior notice to each applicable Note Rating Agency and the consent of not less than 66-2/3% in Outstanding Dollar Principal Amount of each class or tranche affected by such amendment of this Indenture or any Indenture Supplement by Act of said Holders delivered to the Issuer and the Indenture Trustee, the Issuer and the Indenture Trustee, upon delivery of a Master Trust Tax Opinion and an Issuer Tax Opinion, may enter into an amendment of this Indenture or such Indenture Supplement for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or any Indenture Supplement or of modifying in any manner the rights of the Holders of the Notes of each such series, class or tranche under this Indenture or any Indenture Supplement; provided, however, that no such amendment or Indenture Supplement will, without the consent of the Holder of each Outstanding Note affected thereby:

(a)   change the scheduled payment date of any payment of interest on any Note, or change an Expected Principal Payment Date or Legal Maturity Date of any Note;

(b)   reduce the Stated Principal Amount of, or the interest rate on any Note, or change the method of computing the Outstanding Dollar Principal Amount, the Adjusted Outstanding Dollar Principal Amount or the Nominal Liquidation Amount in a manner that is adverse to the Holder of any Note;

(c)   reduce the amount of a Discount Note payable upon the occurrence of an Early Redemption Event or other optional or mandatory redemption or upon the acceleration of its maturity;

(d)   impair the right to institute suit for the enforcement of any payment on any Note;

(e)   reduce the percentage in Outstanding Dollar Principal Amount of the Outstanding Notes of any series, class or tranche, the consent of whose Holders is required for any such Indenture Supplement, or the consent of whose Holders is required for any waiver of compliance with the provisions of this Indenture or of defaults hereunder and their consequences, provided for in this Indenture;

(f)   modify any of the provisions of this Section 1002 or Section 718, except to increase any percentage of Holders required to consent to any such amendment or to provide that other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby;

(g)   permit the creation of any lien or other encumbrance on the Collateral that secures any tranche of Notes that is prior to the lien in favor of the Holders of the Notes of such tranche;

(h)   change any Place of Payment where any principal of, or interest on, any Note is payable, unless otherwise provided in the applicable Indenture Supplement;

(i)   change the method of computing the amount of principal of, or interest on, any Note on any date; or

(j)   make any other amendment not permitted by Section 1001.

An amendment of this Indenture or an Indenture Supplement which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series, class or tranche of Notes, or which modifies the rights of the Holders of Notes of such series, class or tranche with respect to such covenant or other provision, will be deemed not to affect the rights under this Indenture of the Holders of Notes of any other series, class or tranche.

It will not be necessary for any Act of Noteholders under this Section 1002 to approve the particular form of any proposed amendment or Indenture Supplement, but it will be sufficient if such Act will approve the substance thereof.

Section 1003. Execution of Indenture Supplements. In executing or accepting the additional trusts created by any amendment of this Indenture or Indenture Supplement permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee will be entitled to receive, and (subject to Section 801) will be fully protected in relying upon, an Opinion of Counsel stating that the execution of such amendment or Indenture Supplement is authorized or permitted by this Indenture and that all conditions precedent thereto have been satisfied. The Indenture Trustee may, but will not (except to the extent required in the case of an amendment or Indenture Supplement entered into under Section 1001(d) or 1001(f)) be obligated to, enter into any such Indenture Supplement which affects the Indenture Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 1004. Effect of Indenture Supplements. Upon the execution of any amendment of this Indenture or Indenture Supplement under this Article, this Indenture will be modified in accordance therewith with respect to each series, class or tranche of Notes affected thereby, or all Notes, as the case may be, and such amendment or Indenture Supplement will form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder will be bound thereby to the extent provided therein.

Section 1005. Conformity with Trust Indenture Act. Every amendment of this Indenture or Indenture Supplement executed pursuant to this Article will conform to the requirements of the Trust Indenture Act as then in effect.

Section 1006. Reference in Notes to Indenture Supplements. Notes authenticated and delivered after the execution of any amendment of this Indenture or Indenture Supplement pursuant to this Article may, and will if required by the Indenture Trustee, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such amendment or Indenture Supplement. If the Issuer will so determine, new Notes so modified as to conform, in the opinion of the Indenture Trustee and the Issuer, to any such amendment or Indenture Supplement may be prepared and executed by the Issuer and authenticated and delivered by the Indenture Trustee in exchange for Outstanding Notes.

Section 1007. Amendments to the Pooling and Servicing Agreement; Voting under the Pooling and Servicing Agreement. By their acceptance of a Note, the Noteholders acknowledge that the Transferor, the Servicer and the Master Trust Trustee may amend the Pooling and Servicing Agreement and any supplement thereto without the consent of the Holders of any Investor Certificates (including the Issuer) or any Noteholder, so long as such amendment or supplement would not materially adversely affect the interest of the Holders of any Investor Certificates.

For purposes of any vote or consent under the Pooling and Servicing Agreement or any supplement thereto:

(i) that requires the consent or vote of Investor Certificateholders, each Noteholder will be treated as an Investor Certificateholder under the Pooling and Servicing Agreement and any related supplement thereto;

(ii) that requires the consent or vote of any series of Investor Certificates, each series of Notes will be treated as a series of Investor Certificates under the Pooling and Servicing Agreement and any related supplement thereto; and

(iii) that requires the consent or vote of any class of Investor Certificates, each tranche of Notes will be treated as a class of Investor Certificates under the Pooling and Servicing Agreement and any related supplement thereto.

Section 1008. Amendments to the Trust Agreement.

(a) Subject to the provisions of the Trust Agreement, without the consent of the Holders of any Notes or the Indenture Trustee, the Owner Trustee (at the written direction of the Beneficiary) and the Beneficiary may amend the Trust Agreement so long as such amendment will not have an Adverse Effect and is not reasonably expected to have an Adverse Effect at any time in the future.

(b) Subject to the provisions of the Trust Agreement, (A) in the case of a significant change in the permitted activities of the Issuer which is not materially adverse to Holders of the notes, with the consent of the Majority Holders of each class or tranche of Notes affected by such change, and (B) in all other cases, with the consent of the Holders of not less than 66-2/3% in Outstanding Dollar Principal Amount of the Outstanding Notes affected by such amendment, by Act of said Holders delivered to the Master Trust Trustee, the Beneficiary and the Owner Trustee (at the written direction of the Beneficiary) may amend the Trust Agreement for the purpose of adding, changing or eliminating any provisions of the Trust Agreement or of modifying the rights of those Noteholders.

Section 1009. Notice. If the Issuer, as holder of the Collateral Certificate for the benefit of the Noteholders, receives a request for a consent to any amendment, modification, waiver or supplement under this Indenture, the Pooling and Servicing Agreement, the Trust Agreement or other document contemplated herein, the Issuer will forthwith provide notice of such proposed amendment, modification, waiver or supplement, as provided in Section 106, to each Noteholder as of such date that is entitled to vote on a consent to such matter and to each Note Rating Agency. The Issuer will request from such Noteholders directions as to (i) whether or not the Issuer should take or refrain from taking any action which the holder of the Collateral Certificate has the option to direct, (ii) whether or not to give or execute any waivers, consents, amendments, modifications or supplements as a holder of such Collateral Certificate and (iii) the casting of any vote with respect to the Collateral Certificate or the Noteholders of a series or tranche if a vote has been called for with respect thereto; provided, that, in directing any action or casting any vote or giving any consent as the holder of the Collateral Certificate, the Owner

Trustee on behalf of the Issuer will vote or consent with respect to such Collateral Certificate the applicable series, class or tranche, as the case may be, in the same proportion as the Notes were actually voted by Holders thereof as notified by such Noteholders to the Owner Trustee on behalf of the Issuer at least two (2) Business Days before the Owner Trustee on behalf of the Issuer takes such action or casts such vote or gives such consent.

[END OF ARTICLE X]

ARTICLE XI

REPRESENTATIONS, WARRANTIES AND COVENANTS OF ISSUER

Section 1101. Payment of Principal and Interest. With respect to each series, class or tranche of Notes, the Issuer will duly and punctually pay the principal of and interest on such Notes in accordance with their terms and this Indenture, and will duly comply with all the other terms, agreements and conditions contained in, or made in this Indenture for the benefit of, the Notes of such series, class or tranche.

Section 1102. Maintenance of Office or Agency. The Issuer will maintain an office, agency or Paying Agent in each Place of Payment where Notes may be presented or surrendered for payment, where Notes may be surrendered for transfer or exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer will give prompt written notice to the Indenture Trustee of the location, and of any change in the location, of such office or agency. If at any time the Issuer will fail to maintain such office or agency or will fail to furnish the Indenture Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Indenture Trustee, and the Issuer hereby appoints the Indenture Trustee its agent to receive all such presentations, surrenders, notices and demands.

Section 1103. Money for Note Payments to Be Held in Trust. The Paying Agent, on behalf of the Indenture Trustee, will make distributions to Noteholders from the Collection Account or other applicable Account pursuant to the provisions of Article V of this Indenture or any Indenture Supplement and will report the amounts of such distributions to the Indenture Trustee. Any Paying Agent will have the revocable power to withdraw funds from the Collection Account or other applicable Account for the purpose of making the distributions referred to above. The Indenture Trustee may revoke such power and remove the Paying Agent if the Indenture Trustee determines in its sole discretion that the Paying Agent has failed to perform its obligations under this Indenture or any Indenture Supplement in any material respect. The Paying Agent upon removal will return all funds in its possession to the Indenture Trustee.

The Issuer will cause each Paying Agent (other than the Indenture Trustee) for any series, class or tranche of Notes to execute and deliver to the Indenture Trustee an instrument in which such Paying Agent will agree with the Indenture Trustee (and if the Indenture Trustee acts as Paying Agent, it so agrees), subject to the provisions of this Section 1103, that such Paying Agent will:

(a) hold all sums held by it for the payment of principal of or interest on Notes of such series, class or tranche in trust for the benefit of the Persons entitled thereto until such sums will be paid to such Persons or otherwise disposed of as herein provided;

(b) if such Paying Agent is not the Indenture Trustee, give the Indenture Trustee notice of any default by the Issuer (or any other obligor upon the Notes of such series, class or tranche) in the making of any such payment of principal or interest on the Notes of such series, class or tranche;

(c) if such Paying Agent is not the Indenture Trustee, at any time during the continuance of any such default, upon the written request of the Indenture Trustee, forthwith pay to the Indenture Trustee all sums so held in trust by such Paying Agent;

(d) immediately resign as a Paying Agent and, if such Paying Agent is not the Indenture Trustee, forthwith pay to the Indenture Trustee all sums held by it in trust for the payment of Notes if at any time it ceases to meet the standards described in this Section 1103 required to be met by a Paying Agent at the time of its appointment; and

(e) comply with all requirements of the Internal Revenue Code with respect to the withholding from any payments made by it on any Notes of any applicable withholding taxes imposed thereon and with respect to any applicable reporting requirements in connection therewith.

The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture with respect to any series, class or tranche of Notes or for any other purpose, pay, or by an Officer's Certificate direct any Paying Agent to pay, to the Indenture Trustee all sums held in trust by the Issuer or such Paying Agent in respect of each and every series, class or tranche of Notes as to which it seeks to discharge this Indenture or, if for any other purpose, all sums so held in trust by the Issuer in respect of all Notes, such sums to be held by the Indenture Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Indenture Trustee, such Paying Agent will be released from all further liability with respect to such money.

Any money deposited with the Indenture Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of or interest on any Note of any series, class or tranche and remaining unclaimed for two years after such principal or interest has become due and payable will be paid to the Issuer upon request in an Officer's Certificate, or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Note will thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Indenture Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease. The Indenture Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer give notice to the Holders of the Notes as to which the money to be repaid was held in trust, as provided in Section 106, a notice that such funds remain unclaimed and that, after a date specified in the notice, which will not be less than thirty (30) days from the date on which the notice was first mailed or published to the Holders of the Notes as to which the money to be repaid was held in trust, any unclaimed balance of such funds then remaining will be paid to the Issuer free of the trust formerly impressed upon it.

The Issuer initially authorizes The Bank of New York Mellon to act as Paying Agent for the Notes on its behalf. The Issuer may at any time and from time to time authorize one or more Persons (including the Indenture Trustee) to act as Paying Agent in addition to or in place of the Indenture Trustee with respect to any series, class or tranche of Notes issued under this Indenture.

Each Paying Agent will at all times have a combined capital and surplus of at least $50,000,000 and be subject to supervision or examination by a United States Federal or State authority or be regulated by or subject to the supervision or examination of a governmental authority of a nation that is member of the Organization for Economic Cooperation and Development. If such Paying Agent publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 1103, the combined capital and surplus of such Paying Agent will be deemed to be its combined capital and surplus as set forth in its most recent report of condition as so published.

Section 1104. Statement as to Compliance. The Issuer will deliver to the Indenture Trustee and the Note Rating Agencies, on or before the 90th day following the end of each fiscal year for the Issuer, beginning in [2016], a written statement signed by an Issuer Authorized Officer stating that:

(a) a review of the activities of the Issuer during the prior year and of the Issuer's performance under this Indenture and under the terms of the Notes has been made under such Issuer Authorized Officer's supervision; and

(b) to the best of such Issuer Authorized Officer's knowledge, based on such review, the Issuer has complied in all material respects with all conditions and covenants under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant (without regard to any grace period or requirement of notice), specifying each such default known to such Issuer Authorized Officer and the nature and status thereof.

Section 1105. Legal Existence. The Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence.

Section 1106. Further Instruments and Acts. Upon request of the Indenture Trustee, the Issuer will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 1107. Compliance with Laws. The Issuer will comply with the requirements of all applicable laws, the noncompliance with which would, individually or in the aggregate, materially and adversely affect the ability of the Issuer to perform its obligations under the Notes or this Indenture.

Section 1108. Notice of Events of Default. The Issuer agrees to give the Indenture Trustee and the Note Rating Agencies prompt written notice of each Event of Default hereunder and each default on the part of the Master Trust or the Transferor of its respective obligations under the Pooling and Servicing Agreement and any default of a Derivative Counterparty.

Section 1109. Certain Negative Covenants. The Issuer will not:

(a)   claim any credit on, or make any deduction from the principal or interest payable in respect of, the Notes (other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law);

(b)   permit the validity or effectiveness of this Indenture to be impaired, or permit the lien in favor of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty created by this Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under this Indenture except as may be expressly permitted hereby;

(c)   permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien in favor of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty created by this Indenture) to be created on or extend to or otherwise arise upon or burden the Collateral or any part thereof or any interest therein or the proceeds thereof; or

(d)   permit the lien in favor of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty created by this Indenture not to constitute a valid first priority security interest in the Collateral; or

(e)   voluntarily dissolve or liquidate.

Section 1110. No Other Business. The Issuer will not engage in any business other than as permitted under the Trust Agreement.

Section 1111. No Borrowing. The Issuer will not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness for borrowed money except for the Notes.

Section 1112. Rule 144A Information. For so long as any of the Notes of any series, class or tranche are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Exchange Act, the Issuer agrees to provide to any Noteholder of such series, class or tranche and to any prospective purchaser of Notes designated by such Noteholder, upon the request of such Noteholder or prospective purchaser, any information required to be provided to such Holder or prospective purchaser to satisfy the conditions set forth in Rule 144A(d)(4) under the Securities Exchange Act.

Section 1113. Performance of Obligations; Servicing of Receivables.

(a)   The Issuer will not take any action and will use its best efforts not to permit any action to be taken by others that would release any Person from any of such Person's material covenants or obligations under any instrument or agreement included in the Collateral or that would result in the amendment, hypothecation, subordination, termination or discharge of, or impair the validity or effectiveness of, any such instrument or agreement, except as expressly provided in this Indenture, the Trust Agreement or such other instrument or agreement.

(b)   The Issuer will punctually perform and observe all of its obligations and agreements contained in this Indenture, any Indenture Supplement, the Trust Agreement and in the instruments and agreements relating to the Collateral, including but not limited to filing or causing to be filed all UCC financing statements and continuation statements required to be filed by the terms of this Indenture and the Trust Agreement in accordance with and within the time periods provided for herein and therein. Except as otherwise expressly provided herein or therein, the Issuer shall not waive, amend, modify, supplement or terminate this Indenture, any Indenture Supplement or the Trust Agreement or any provision thereof without the consent of the Holders of a majority of the Outstanding Amount of the Notes of each adversely affected series, class or tranche.

(c)   Without derogating from the absolute nature of the assignment granted to the Indenture Trustee under this Indenture or the rights of the Indenture Trustee hereunder, the Issuer agrees (i) that it will not, without the prior written consent of the Indenture Trustee and a majority in Outstanding Amount of the Notes of each affected series, class or tranche, amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the terms of any Collateral (except to the extent otherwise provided in this Indenture or the Trust Agreement), or waive timely performance or observance by the Servicer of its obligations under the Pooling and Servicing Agreement; and (ii) that any such amendment, modification, waiver, supplement, termination or surrender shall not (A) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the Receivables or distributions that are required to be made for the benefit of the Noteholders or (B) reduce the aforesaid percentage of the Notes that is required to consent to any such amendment, modification, waiver, supplement, termination or surrender without the consent of the Holders of all the Outstanding Notes. If any such amendment, modification, waiver, supplement, termination or surrender shall be so consented to by the Indenture Trustee and such Noteholders, the Issuer agrees to execute and deliver, in its own name and at its own expense, such agreements, instruments, consents and other documents as are necessary or appropriate in the circumstances.

Section 1114.   Issuer May Consolidate, Etc., Only on Certain Terms.

(a)   The Issuer shall not consolidate or merge with or into any other Person, unless:

(1)   the Person (if other than the Issuer) formed by or surviving such consolidation or merger (i) shall be a Person organized and existing under the laws of the United States of America or any state or the District of Columbia, (ii) shall not be subject to regulation as an "investment company" under the Investment Company Act and (iii) shall expressly assume, by an Indenture Supplement, executed and delivered to the Indenture Trustee, in a form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all Notes and the performance of every covenant of this Indenture on the part of the Issuer to be performed or observed;

(2)   immediately after giving effect to such transaction, no Event of Default or Pay Out Event shall have occurred and be continuing;

(3)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that (i) such consolidation or merger and such Indenture Supplement comply with this Section 1114, (ii) all conditions precedent in this Section 1114 relating to such transaction have been complied with (including any filing required by the Securities Exchange Act), and (iii) such Indenture Supplement is duly authorized, executed and delivered and is valid, binding and enforceable against such person;

(4)   the Issuer shall have received written confirmation from each Note Rating Agency that there will be no Ratings Effect with respect to any Outstanding Notes as a result of such consolidation or merger;

(5)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to any Noteholder;

(6)   any action that is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(7)   such action shall not be contrary to the status of the Issuer as a qualified special purpose entity under existing accounting literature.

(b)   The Issuer shall not convey or transfer any of its properties or assets, including those included in the Collateral, substantially as an entirety to any Person, unless:

(1)   the Person that acquires by conveyance or transfer the properties and assets of the Issuer the conveyance or transfer of which is hereby restricted shall (A) be a United States citizen or a Person organized and existing under the laws of the United States of America or any state or the District of Columbia, (B) expressly assume, by an Indenture Supplement, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuer to be performed or observed, all as provided herein, (C) expressly agree by means of such Indenture Supplement that all right, title and interest so conveyed or transferred shall be subject and subordinate to the rights of Holders of the Notes, (D) unless otherwise provided in such Indenture Supplement, expressly agree to indemnify, defend and hold harmless the Issuer against and from any loss, liability or expense arising under or related to this Indenture and the Notes, (E) expressly agree by means of such Indenture Supplement that such Person (or if a group of Persons, then one specified Person) shall make all filings with the Commission (and any other appropriate Person) required by the Securities Exchange Act in connection with the Notes and (F) not be an "investment company" as defined in the Investment Company Act;

(2)   immediately after giving effect to such transaction, no Event of Default or Pay Out Event shall have occurred and be continuing;

(3)   the Issuer shall have received written confirmation from each Note Rating Agency that there will be no Ratings Effect with respect to any Outstanding Notes as a result of such conveyance or transfer;

(4)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to any Noteholder;

(5)   any action that is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(6)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such conveyance or transfer and such Indenture Supplement comply with this Section 1114 and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Securities Exchange Act).

Section 1115.   Successor Substituted. Upon any consolidation or merger, or any conveyance or transfer of the properties and assets of the Issuer substantially as an entirety in accordance with Section 1114 hereof, the Person formed by or surviving such consolidation or merger (if other than the Issuer) or the Person to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such Person had been named as the Issuer herein. In the event of any such conveyance or transfer, the Person named as the Issuer in the first paragraph of this Indenture or any successor which shall theretofore have become such in the manner prescribed in this Section 1115 shall be released from its obligations under this Indenture as issued immediately upon the effectiveness of such conveyance or transfer, provided that the Issuer shall not be released from any obligations or liabilities to the Indenture Trustee or the Noteholders arising prior to such effectiveness.

Section 1116.   Guarantees, Loans, Advances and Other Liabilities. Except as contemplated by this Indenture or the Trust Agreement, the Issuer shall not make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another's payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person.

Section 1117.   Capital Expenditures. The Issuer shall not make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

Section 1118. Restricted Payments. The Issuer shall not, directly or indirectly, (i) pay any dividend or make any distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, to the Owner Trustee or any owner of a beneficial interest in the Issuer or otherwise with respect to any ownership or equity interest or security in or of the Issuer or to the Servicer, (ii) redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or security or (iii) set aside or otherwise segregate any amounts for any such purpose; provided, however, that the Issuer may make, or cause to be made, (x) distributions as contemplated by, and to the extent funds are available for such purpose under, the Indenture or the Trust Agreement and (y) payments to the Indenture Trustee pursuant to Section 807 hereof. The Issuer will not, directly or indirectly, make payments to or distributions from the Collection Account except in accordance with this Indenture or any Indenture Supplement.

[END OF ARTICLE XI]

ARTICLE XII

EARLY REDEMPTION OF NOTES

Section 1201. Applicability of Article. Unless otherwise specified in the applicable Indenture Supplement related to a series, class or tranche of Notes, pursuant to the terms of this Article, the Issuer will redeem and pay, provided, that funds are available, each affected series, class or tranche of Notes upon the occurrence of any Early Redemption Event. Unless otherwise specified in the applicable Indenture Supplement relating to a series, class or tranche of Notes, or in the form of Notes for such series, class or tranche, the following are "Early Redemption Events":

(a)   with respect to any tranche of Notes, the occurrence of the Expected Principal Payment Date of such Note;

(b)   the occurrence of any Pay Out Event as defined in the Pooling and Servicing Agreement or any Series 2001-D Pay Out Event as described in the Series 2001-D Supplement;

(c)   The Issuer becomes an investment company within the meaning of the Investment Company Act; or

(d)   with respect to any series, class or tranche of Notes, any additional Early Redemption Event specified in the Indenture Supplement for such series, class or tranche as applying to such series, class or tranche.

The redemption price of a tranche of Notes so redeemed will equal the Outstanding principal amount of such tranche, plus interest accrued and unpaid to but excluding the date of redemption, the payment of which will be subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement.

If the Issuer is unable to pay the redemption price in full on the Monthly Principal Payment Date following the end of the Monthly Period in which the Early Redemption Event occurs, monthly payments on such tranche of Notes will thereafter be made on each following Monthly Principal Payment Date until the Outstanding principal amount of such tranche, plus all accrued and unpaid interest, is paid in full or the Legal Maturity Date occurs, whichever is earlier, subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement. Any funds in any Supplemental Account for a redeemed tranche will be applied to make the principal and interest payments on that tranche on the redemption date, subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement. Principal payments on redeemed tranches will be made first to the senior-most Notes until paid in full, then to the subordinated Notes until paid in full.

Section 1202. Optional Repurchase. Unless otherwise provided in the applicable Indenture Supplement for a series, class or tranche of Notes, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem a series, class or tranche of Notes in whole but not in part on any day on or after the day on which the aggregate Nominal Liquidation Amount of such series, class or tranche is reduced to less than 5% of its Initial Dollar Principal Amount; provided, however, that if such series, class or tranche of Notes is of a subordinated class, the Transferor will not redeem such Notes if the provisions of the related Indenture Supplement would prevent the payment of such subordinated Note until a level of prefunding of the principal funding sub-accounts for the senior classes of Notes for that series has been reached such that the amount of such deficiency in the required subordination of a senior class of Notes is no longer required to provide subordination protection for the senior classes of that series. If the Transferor elects to redeem a series, class or tranche of Notes, it will cause the Issuer to notify the Holders of such redemption at least thirty (30) days prior to the redemption date. The redemption price of a series, class or tranche so redeemed will equal the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

If the Transferor is unable to pay the redemption price in full on the redemption date, monthly payments on such tranche of Notes will thereafter be made until the Outstanding principal amount of such tranche, plus all accrued and unpaid interest, is paid in full or the Legal Maturity Date occurs, whichever is earlier, subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement.

Section 1203. Notice. Promptly after the occurrence of any Early Redemption Event or a redemption pursuant to Section 1202, the Issuer will notify the Indenture Trustee and the Note Rating Agencies in writing of the identity, Stated Principal Amount and Outstanding Dollar Principal Amount of the affected series, class or tranche of Notes to be redeemed. Notice of redemption will promptly be given as provided in Section 106. All notices of redemption will state (a) the date on which the redemption of the applicable series, class or tranche of Notes pursuant to this Article will begin, which will be the Principal Payment Date next following the end of the Monthly Period in which the applicable Early Redemption Event or redemption pursuant to Section 1202 occurs, (b) the redemption price for such series, class or tranche of Notes, which will be equal to the Outstanding principal amount of such series, class or tranche plus interest accrued or principal accreted and unpaid (if any), the payment of which will be subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement and (c) the series, class or tranche of Notes to be redeemed pursuant to this Article.

[END OF ARTICLE XII]

ARTICLE XIII

COLLATERAL

Section 1301. Recording, Etc.

(a)   The Issuer intends the Security Interest granted pursuant to this Indenture in favor of the Indenture Trustee to be prior to all other liens in respect of the Collateral. Subject to Section 1303, the Issuer will take all actions necessary to obtain and maintain a perfected lien on and security interest in the Collateral in favor of the Indenture Trustee. The Issuer will from time to time execute and deliver all such supplements and amendments hereto and all such financing statements, continuation statements, instruments of further assurance and other instruments, all as prepared by the Issuer, and will take such other action necessary or advisable to:

(i)   grant a Security Interest more effectively in all or any portion of the Collateral;

(ii)   maintain or preserve the Security Interest (and the priority thereof) created by this Indenture or carry out more effectively the purposes hereof;

(iii)   perfect, publish notice of or protect the validity of any grant made or to be made by this Indenture;

(iv)   enforce the Collateral Certificate, the Derivative Agreements and each other instrument or agreement included in the Collateral;

(v)   preserve and defend title to the Collateral and the rights of the Indenture Trustee in such Collateral against the claims of all persons and parties; or

(vi)   pay all taxes or assessments levied or assessed upon the Collateral when due.

(b)   The Issuer will from time to time promptly pay and discharge all financing and continuation statement recording and/or filing fees, charges and taxes relating to this Indenture, any amendments thereto and any other instruments of further assurance. The Issuer hereby designates the Indenture Trustee its agent and attorney-in-fact to execute upon the Issuer's failure to do so, any financing statement, continuation statement or other instrument required by the Indenture Trustee pursuant to this Section 1301.

(c)   Without limiting the generality of clauses (a)(ii) or (a)(iii):

(i)   The Issuer will cause this Indenture, all amendments and supplements hereto and/or all financing statements and continuation statements and any other necessary documents covering the Indenture Trustee's right, title and interest to the Collateral to be promptly recorded, registered and filed, and at all times to be kept, recorded, registered and filed, all in such manner and in such places as may be required by law fully to preserve and protect the right, title and interest of the Indenture Trustee to all property comprising the Collateral. The Issuer will deliver to the Indenture Trustee file-stamped copies of, or filing receipts for, any document recorded, registered or filed as provided above, as soon as available following such recording, registration or filing.

(ii)   Within 30 days after the Issuer makes any change in its name, identity or corporate structure which would make any financing statement or continuation statement filed in accordance with paragraph (d)(i) seriously misleading within the meaning of Section 9-506 (or any comparable provision) of the UCC, the Issuer will give the Indenture Trustee notice of any such change and will file such financing statements or amendments as may be necessary to continue the perfection of the Indenture Trustee's security interest in the Collateral.

(d)   The Issuer will give the Indenture Trustee prompt notice of any relocation of its chief executive office, place of business or State of location, and any change in the jurisdiction of its organization, and whether, as a result of such relocation or change, the applicable provision of the UCC would require the filing of any amendment of any previously filed financing or continuation statement or of any new financing statement and will file such financing statements or amendments as may be necessary to perfect or to continue the perfection of the Indenture Trustee's security interest in the Collateral. The Issuer will at all times maintain its chief executive office within the United States.

(e)   The duty of the Indenture Trustee to execute any instrument required pursuant to this Section 1301 will arise only if the Indenture Trustee has knowledge of the type described in Section 701(c) of any default of the Issuer in complying with the provisions of this Section 1301.

Section 1302.   Trust Indenture Act Requirements. The release of any Collateral from the lien created by this Indenture or the release of, in whole or in part, such liens, will not be deemed to impair the Security Interests in contravention of the provisions hereof if and to the extent the Collateral or liens are released pursuant to the terms hereof. The Indenture Trustee and each of the Noteholders and any applicable Derivative Counterparty acknowledge that a release of Collateral or liens strictly in accordance with the terms hereof will not be deemed for any purpose to be an impairment of the Security Interests in contravention of the terms of this Indenture. To the extent applicable, without limitation, the Issuer and each other obligor on the Notes will cause Section 314(d) of the Trust Indenture Act relating to the release of property or securities from the liens hereof to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an officer of the appropriate obligor, except in cases in which Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person.

Section 1303.   Suits to Protect the Collateral. Subject to the provisions of this Indenture, the Indenture Trustee will have power to institute and to maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of this Indenture, and such suits and proceedings as the Indenture Trustee may deem expedient to preserve or protect the interests of the Noteholders and any applicable Derivative Counterparty and the interests of the Indenture Trustee and the Holders of the Notes in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Security Interests or be prejudicial to the interests of the Holders of the Notes or the Indenture Trustee). No counterparties to a Derivative Agreement may direct the Indenture Trustee to enforce the Security Interest. Each Derivative Counterparty's rights consist solely of the right to receive collections allocated for its benefit pursuant to the related Indenture Supplement.

Section 1304. Purchaser Protected. In no event will any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Indenture Trustee to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor will any purchaser or other transferee of any property or rights permitted by this Article to be sold be under any obligation to ascertain or inquire into the authority of the Issuer or any other obligor, as applicable, to make any such sale or other transfer.

Section 1305. Powers Exercisable by Receiver or Indenture Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article upon the Issuer or any other obligor, as applicable, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or any other obligor, as applicable, or of any officer or officers thereof required by the provisions of this Article.

Section 1306. Determinations Relating to Collateral. In the event (i) the Indenture Trustee shall receive any written request from the Issuer or any other obligor for consent or approval with respect to any matter or thing relating to any Collateral or the Issuer's or any other obligor's obligations with respect thereto or (ii) there shall be due to or from the Indenture Trustee under the provisions hereof any performance or the delivery of any instrument or (iii) the Indenture Trustee shall become aware of any nonperformance by the Issuer or any other obligor of any covenant or any breach of any representation or warranty of the Issuer or any other obligor set forth in this Indenture, then, in each such event, the Indenture Trustee shall be entitled to hire experts, consultants, agents and attorneys to advise the Indenture Trustee on the manner in which the Indenture Trustee should respond to such request or render any requested performance or response to such nonperformance or breach (the expenses of which will be reimbursed to the Agent and the Indenture Trustee pursuant to Section 807). The Indenture Trustee will be fully protected in the taking of any action recommended or approved by any such expert, consultant, agent or attorney or agreed to by the Majority Holders of the Outstanding Notes.

Section 1307. Release of Collateral.

(a)   Subject to the payment of its fees and expenses pursuant to Section 807, the Indenture Trustee will, at the request of the Issuer or when otherwise required by the provisions of this Indenture, execute instruments to release property from the lien of this Indenture, or convey the Indenture Trustee's interest in the same, in a manner and under circumstances which are not inconsistent with the provisions of this Indenture. No party relying upon an instrument executed by the Indenture Trustee as provided in this Article will be bound to ascertain the Indenture Trustee's authority, inquire into the satisfaction of any conditions precedent or see to the application of any funds.

(b)   Upon delivery of an Officer's Certificate certifying that the Issuer's obligations under this Indenture have been satisfied and discharged by complying with the provisions of this Article, the Indenture Trustee will (i) execute and deliver such releases, termination statements and other instruments (in recordable form, where appropriate) as the Issuer or any other obligor, as applicable, may reasonably request evidencing the termination of the Security Interests created by this Indenture and (ii) not to be deemed to hold the Security Interests for the benefit of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty.

(c)   The Beneficiary and the Noteholders will be entitled to receive at least ten (10) days written notice when the Indenture Trustee proposes to take any action pursuant to clause (a), accompanied by copies of any instruments involved, and the Indenture Trustee will also be entitled to require, as a condition to such action, an Opinion of Counsel, stating the legal effect of any such action, outlining the steps required to complete the same, and concluding that all conditions precedent to the taking of such action have been complied with. Counsel rendering any such opinion may rely, without independent investigation, on the accuracy and validity of any certificate or other instrument delivered to the Indenture Trustee in connection with any such action.

Section 1308. Certain Actions by Indenture Trustee. Any action taken by the Indenture Trustee pursuant to this Article in respect of the release of Collateral will be taken by the Indenture Trustee as its interest in such Collateral may appear, and no provision of this Article is intended to, or will, excuse compliance with any provision hereof.

Section 1309. Opinions as to Collateral.

(a)   On the Effective Date, the Issuer will furnish to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel, such action has been taken with respect to the recording and filing of this Indenture, any indentures supplemental hereto, and any other requisite documents, and with respect to the execution and filing of any financing statements and continuation statements, as are necessary to perfect and maintain the perfection of the Security Interest granted by this Indenture in favor of the Indenture Trustee and reciting the details of such action, or stating that, in the opinion of such counsel, no such action is necessary to make such lien and security interest perfected.

(b)   On or before March 31 in each calendar year, beginning in [2016], the Issuer will furnish to the Indenture Trustee an Opinion of Counsel with respect to each Uniform Commercial Code financing statement which has been filed by the Issuer either stating that, (i) in the opinion of such counsel, such action has been taken with respect to the recording, filing, re-recording and refiling of this Indenture, any indentures supplemental hereto and any other requisite documents and with respect to the execution and filing of any financing statements and continuation statements as is necessary to maintain the first priority lien and Security Interest created by this Indenture and reciting the details of such action or (ii) in the opinion of such counsel no such action is necessary to maintain such lien and Security Interest. Such Opinion of Counsel will also describe the recording, filing, re-recording and refiling of this Indenture, any indentures supplemental hereto and any other requisite documents and the execution and filing of any financing statements and continuation statements that will, in the opinion of such counsel, be required to maintain the lien and Security Interest of this Indenture until March 31 in the following calendar year.

Section 1310. Delegation of Duties. The Issuer may contract with or appoint other Persons (including the Beneficiary and its Affiliates) to assist it in performing its duties under this Indenture, and any performance of such duties by a Person identified to the Indenture Trustee in an Officer's Certificate will be deemed to be action taken by the Issuer.

[END OF ARTICLE XIII]

ARTICLE XIV

MISCELLANEOUS

Section 1401. No Petition. To the fullest extent permitted by applicable law, the Indenture Trustee, by entering into this Indenture, each Derivative Counterparty, by designating that the obligations of the Issuer pursuant to the applicable Derivative Agreement are secured by the Collateral, and each Noteholder, by accepting a Note, agrees that it will not at any time institute against the Transferor, the Master Trust or the Issuer, or join in any institution against the Transferor, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, this Indenture or any Derivative Agreement.

Section 1402. Trust Obligations. No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under this Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity).

Section 1403. Limitations on Liability.

(a)   It is expressly understood and agreed by the parties hereto that (i) this Indenture is executed and delivered by the Beneficiary not individually or personally but solely as Beneficiary, in the exercise of the powers and authority conferred and vested in it, (ii) each of the representations, undertakings and agreements herein made on the part of the Issuer is made and intended not as a personal representation, undertaking or agreement by the Beneficiary but is made and intended for the purpose of binding only the Issuer, (iii) nothing herein contained will be construed as creating any liability on the Beneficiary individually or personally, to perform any covenant of the Issuer either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties to this Indenture and by any Person claiming by, through or under them and (iv) under no circumstances will the Beneficiary be personally liable for the payment of any indebtedness or expenses of the Issuer or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Issuer under this Indenture or any related documents.

(b)   None of the Indenture Trustee, the Owner Trustee, the Transferor, the Servicer, BACCS, the Account Owner, the Beneficiary, or any other beneficiary of the Issuer or any of their respective officers, directors, employers or agents will have any liability with respect to this Indenture, and recourse may be had solely to the Collateral pledged to secure the Notes issued by BA Credit Card Trust.

Section 1404. Tax Treatment. The Issuer and the Noteholders agree that the Notes are intended to be debt of the Transferor for federal, state and local income and franchise tax purposes and agree to treat the Notes accordingly for all such purposes, unless otherwise required by a taxing authority.

Section 1405. Actions Taken by the Issuer. Any and all actions that are to be taken by the Issuer may be taken by either the Beneficiary or the Owner Trustee on behalf of the Issuer.

Section 1406. Alternate Payment Provisions. Notwithstanding any provision of this Indenture or any of the Notes to the contrary, the Issuer, with the written consent of the Indenture Trustee, may enter into any agreement with any Holder of a Note providing for a method of payment or notice that is different from the methods provided for in this Indenture for such payments or notices. The Issuer will furnish to the Indenture Trustee a copy of each such agreement and the Indenture Trustee will cause payments or notices, as applicable, to be made in accordance with such agreements.

Section 1407. Termination of Issuer. The Issuer and the respective obligations and responsibilities of the Indenture Trustee created hereby (other than the obligation of the Indenture Trustee to make payments to Noteholders as hereinafter set forth) shall terminate, except with respect to the duties described in Section 1408(b), as provided in the Trust Agreement.

Section 1408. Final Distribution.

(a) The Transferor shall give the Indenture Trustee at least thirty (30) days prior written notice of the Payment Date on which the Noteholders of any series, class or tranche may surrender their Notes for payment of the final distribution on and cancellation of such Notes. Not later than the fifth day of the month in which the final distribution in respect of such Series or Class is payable to Noteholders, the Indenture Trustee shall provide notice to Noteholders of such series, class or tranche specifying (i) the date upon which final payment of such series, class or tranche will be made upon presentation and surrender of Notes of such series, class or tranche at the office or offices therein designated, (ii) the amount of any such final payment and (iii) that the Record Date otherwise applicable to such payment date is not applicable, payments being made only upon presentation and surrender of such Notes at the office or offices therein specified (which, in the case of Bearer Notes, shall be outside the United States). The Indenture Trustee shall give such notice to the Note Registrar and the Paying Agent at the time such notice is given to Noteholders.

(b) Notwithstanding a final distribution to the Noteholders of any series, class or tranche (or the termination of the Issuer), except as otherwise provided in this paragraph, all funds then on deposit in any Account allocated to such Noteholders shall continue to be held in trust for the benefit of such Noteholders, and the Paying Agent or the Indenture Trustee shall pay such funds to such Noteholders upon surrender of their Notes, if certificated. In the event that all such Noteholders shall not surrender their Notes for cancellation within six (6) months after the date specified in the notice from the Indenture Trustee described in paragraph (a), the Indenture Trustee shall give a second notice to the remaining such Noteholders to surrender their Notes for cancellation and receive the final distribution with respect thereto (which surrender and payment, in the case of Bearer Notes, shall be outside the United States). If within one year after the second notice all such Notes shall not have been surrendered for cancellation, the Indenture Trustee may take appropriate steps, or may appoint an agent to take appropriate steps, to contact the remaining such Noteholders concerning surrender of their Notes, and the cost thereof shall be paid out of the funds in the Collection Account or any Supplemental Account held for the benefit of such Noteholders. The Indenture Trustee and the Paying Agent shall pay to the Issuer any monies held by them for the payment of principal or interest that remains unclaimed for two (2) years. After payment to the Issuer, Noteholders entitled to the money must look to the Issuer for payment as general creditors unless an applicable abandoned property law designates another Person.

Section 1409. Termination Distributions. Upon the termination of the Issuer pursuant to the terms of the Trust Agreement, the Indenture Trustee shall release, assign and convey to the Beneficiary or any of its designees, without recourse, representation or warranty, all of its right, title and interest in the Collateral, whether then existing or thereafter created, all monies due or to become due and all amounts received or receivable with respect thereto (including all moneys then held in any Issuer Account) and all proceeds thereof, except for amounts held by the Indenture Trustee pursuant to Section 1408(b). The Indenture Trustee shall execute and deliver such instruments of transfer and assignment as shall be provided to it, in each case without recourse, as shall be reasonably requested by the Beneficiary to vest in the Beneficiary or any of its designees all right, title and interest which the Indenture Trustee had in the Collateral and such other property.

Section 1410. Derivative Counterparty as Third-Party Beneficiary. Each Derivative Counterparty is a third-party beneficiary of this Indenture to the extent specified in the applicable Derivative Agreement or Indenture Supplement.

[END OF ARTICLE XIV]

ARTICLE XV

COMPLIANCE WITH REGULATION AB

Section 1501. Intent of the Parties; Reasonableness. The Transferor and the Indenture Trustee acknowledge and agree that the purpose of this Article XV is to facilitate compliance by the Transferor with the provisions of Regulation AB and related rules and regulations of the Commission. The Transferor shall not exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than the Transferor's compliance with the Securities Act, the Securities Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Indenture Trustee agrees to cooperate in good faith with any reasonable request by the Transferor for information regarding the Indenture Trustee which is required in order to enable the Transferor to comply with the provisions of Items 1109(a)(1), 1109(a)(2), 1117, 1118, 1119 and 1122 of Regulation AB as it relates to the Indenture Trustee or to the Indenture Trustee's obligations under this Indenture or any Indenture Supplement.

Section 1502. Additional Representations and Warranties of the Indenture Trustee. The Indenture Trustee shall be deemed to represent to the Transferor, as of the date on which information is provided to the Transferor under Section 1503 that, except as disclosed in writing to the Transferor prior to such date: (i) neither the execution or the delivery by the Indenture Trustee of this Indenture or any Indenture Supplement, the performance by the Indenture Trustee of its obligations under this Indenture or any Indenture Supplement nor the consummation of any of the transactions by the Indenture Trustee contemplated thereby, is in violation of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which the Indenture Trustee is a party or by which it is bound, which violation would have a material adverse effect on the Indenture Trustee's ability to perform its obligations under this Indenture or any Indenture Supplement, or of any judgment or order applicable to the Indenture Trustee; and (ii) there are no proceedings pending or threatened against the Indenture Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would have a material adverse effect on the right, power and authority of the Indenture Trustee to enter into this Indenture or any Indenture Supplement or to perform its obligations under this Indenture or any Indenture Supplement.

Section 1503. Information to Be Provided by the Indenture Trustee. The Indenture Trustee shall (i) on or before the final Business Day of each month, provide to the Transferor, in writing, such information regarding the Indenture Trustee as is requested for the purpose of compliance with Item 1117 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Indenture Trustee of any changes to such information, provide to the Transferor, in writing, such updated information.

(a)   The Indenture Trustee shall (i) on or before the final Business Day of each January, April, July and October, provide to the Transferor such information regarding the Indenture Trustee as is requested for the purpose of compliance with Items 1103(a)(1), 1109(a)(1), 1109(a)(2), 1118 and 1119 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Indenture Trustee of any changes to such information, provide to the Transferor, in writing, such updated information. Such information shall include, at a minimum:

> (A) the Indenture Trustee's name and form of organization;

> (B) a description of the extent to which the Indenture Trustee has had prior experience serving as a trustee for asset-backed securities transactions involving credit card receivables;

> (C) a description of any affiliation or relationship between the Indenture Trustee and any of the following parties to a Securitization Transaction, as such parties are identified to the Indenture Trustee by the Transferor in writing in advance of such Securitization Transaction:

> > (1) the sponsor;
> > (2) any depositor;
> > (3) the issuing entity;
> > (4) any servicer;
> > (5) any trustee;
> > (6) any originator;
> > (7) any significant obligor;
> > (8) any enhancement or support provider; and
> > (9) any other material transaction party.

> In connection with the above-listed parties, a description of whether there is, and if so the general character of, any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party, apart from the asset-backed securities transaction, that currently exists or that existed during the past two years and that is material to an investor's understanding of the asset-backed securities.

Section 1504. Report on Assessment of Compliance and Attestation. On or before the 60th day following the end of each fiscal year for the Issuer, commencing in [2016], the Indenture Trustee shall:

> (i) deliver to the Transferor and the Servicer a report regarding the Indenture Trustee's assessment of compliance with the Servicing Criteria during the immediately preceding fiscal year, as required under Rules 13a-18 and 15d-18 of the Securities Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Transferor and the Servicer and signed by an authorized officer of the Indenture Trustee, and shall address each of the Servicing Criteria

specified in Exhibit F hereto or such criteria as mutually agreed upon by the Transferor, the Servicer and the Indenture Trustee;

(ii)   deliver to the Transferor and the Servicer a report of a registered public accounting firm reasonably acceptable to the Transferor and the Servicer that attests to, and reports on, the assessment of compliance made by the Indenture Trustee and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Securities Exchange Act; and

(iii)   deliver to the Transferor, the Servicer and any other Person that will be responsible for signing the certification (a "Sarbanes Certification") required by Rules 13a-14(d) and 15d-14(d) under the Securities Exchange Act (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) on behalf of the Issuer, the Master Trust, the Servicer or the Transferor with respect to a Securitization Transaction a certification substantially in the form attached hereto as Exhibit E or such form as mutually agreed upon by the Transferor, the Servicer and the Indenture Trustee.

The Indenture Trustee acknowledges that the parties identified in clause (iii) above may rely on the certification provided by the Indenture Trustee pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission.

Section 1505. Investor Communication. In the event either the Issuer or the Indenture Trustee receives a request from any Person to communicate with a Note Owner or Certificate Owner (as defined in the Pooling and Servicing Agreement), the Issuer or the Indenture Trustee, as applicable, shall promptly report such request to the Servicer and the Transferor, and shall provide: the name of the Person making such request; the date the Issuer or the Indenture Trustee, as applicable, received such request; to the extent known, a description of the method Note Owners or Certificate Owners may use to contact the Person making such request; and copies of any documentation the Issuer or the Indenture Trustee, as applicable, receives in connection with such request that serves to verify the identity of the Person making such request as a Note Owner.

[END OF ARTICLE XV]

ARTICLE XVI

INDENTURE SUPPLEMENTS AND TERMS DOCUMENTS

Section 1601. Qualified Accounts. Notwithstanding any statement in an Indenture Supplement or Terms Document to the contrary, any Qualified Account that is established pursuant to an Indenture Supplement or Terms Document listed on Schedule 1 attached hereto must be established with a Qualified Institution (other than BANA, BACCS or the Transferor) that is acting as a securities intermediary.

[END OF ARTICLE XIV]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

BA CREDIT CARD TRUST,
   by BA Credit Card Funding, LLC,
   as Beneficiary

By:_____
   Name:
   Title:

THE BANK OF NEW YORK MELLON, as
   Indenture Trustee and not in its individual
   capacity

By:_____
   Name:
   Title:

Acknowledged and Accepted:

BANK OF AMERICA,
  NATIONAL ASSOCIATION,
  as Servicer

By:_____
   Name:
   Title:

STATE OF _____)
)ss:
COUNTY OF _____)

On _____ __, 2015 before me personally came _____, to me known, who, being by me duly sworn, did depose and say that he resides at _____; that he is a _____ of BA Credit Card Funding, LLC, acting not in its individual capacity but solely as Beneficiary of the BA Credit Card Trust, one of the parties described in and which executed the above instrument; that he knows the corporate seal of the Beneficiary; that the seal affixed to that instrument is such corporate seal; that it was affixed by authority of the board of directors of the corporation; and that he signed his name thereto by like authority.

_____
Name

_____
[Notarial Seal]

STATE OF NEW YORK   )
)ss:
COUNTY OF NEW YORK   )

On _____ __, 2015, before me personally came _____, to me known, who, being by me duly sworn, did depose and say that she resides at _____; that she is _____ of The Bank of New York Mellon, one of the parties described in and which executed the above instrument; and that she signed her name thereto by authority of the board of directors of the corporation.

_____
Name

_____
[Notarial Seal]

[FORM OF] PAYMENT INSTRUCTION

BANK OF AMERICA, NATIONAL ASSOCIATION

BA CREDIT CARD TRUST

Unless otherwise indicated, capitalized terms used in this Payment Instruction have their respective meanings set forth in the Indenture; provided, that the "preceding Monthly Period" shall mean the Monthly Period immediately preceding the calendar month in which this Payment Instruction is delivered. This Payment Instruction is delivered pursuant to Section 908 of the Indenture.

The date of this Payment Instruction is a Transfer Date under the Pooling and Servicing Agreement.

I   Allocations of Available Funds:

   A.   Available Funds paid to Series [_____] .... $_____

   [B.   Available Funds paid to Series [_____] .... $_____

   C.   Available Funds paid to Series [_____] .... $_____

                                                                                                  Total: $_____]

II.   Allocations of Available Principal Amounts:

   A.   Available Principal Amounts paid to Series [_____] .... $_____

   [B.   Available Principal Amounts paid to Series [_____] .... $_____

   C.   Available Principal Amounts paid to Series [_____] .... $_____

                                                                                                  Total: $_____]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Payment Instruction this _____ day of _____, _____.


BANK OF AMERICA, NATIONAL ASSOCIATION, as Servicer

By: _____

    Name:

    Title:


BANK OF AMERICA, NATIONAL ASSOCIATION

BA CREDIT CARD TRUST

*   A separate schedule is to be attached for each series, with appropriate changes and additions to reflect the specifics of the related Indenture Supplement.

EXHIBIT B

[FORM OF] MONTHLY NOTEHOLDERS' STATEMENT

Date: _______ ___, ______

BA CREDIT CARD TRUST
MONTHLY PERIOD ENDING _______ ___, ______

Reference is made to the Fifth Amended and Restated Series 2001-D Supplement (the "Series 2001-D Supplement"), dated as of [November 23, 2015], among BA Credit Card Funding, LLC, as Transferor, Bank of America, National Association (successor by merger to FIA Card Services, National Association), a national banking association (the "Bank"), as Servicer, and The Bank of New York Mellon, as Trustee, and the Fourth Amended and Restated Indenture (the "Indenture"), dated as of [November 23, 2015], between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as Indenture Trustee. Terms used herein and not defined herein have the meanings ascribed to them in the Series 2001-D Supplement, the Indenture and the related Indenture Supplements, as applicable.

The following computations are prepared with respect to the Transfer Date of ______ ___, _____ and with respect to the performance of the Trust during the related Monthly Period.

A. Reductions of and Increases to Nominal Liquidation Amount:

Series	Nominal Liquidation Amount for prior Monthly Period	Increases from accretions on Principal for Discount Notes	Increases from amounts withdrawn from the Principal Funding sub-Account in respect of Prefunding Excess Amount	Reimburse-ments from Available Funds	Reductions due to reallocations of Available Principal Funds	Reductions due to Investor Charge-Offs	Reductions due to amounts on deposit in the Principal Funding sub-Account	Current Nominal Liquidation Amount
[Series [___]								
[Series [___]								

[Total:]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Monthly Noteholders' Statement this ___th day of _____, _____.


BANK OF AMERICA, NATIONAL ASSOCIATION, as Servicer

By:_____
    Name:
    Title:


<u>Schedule to Monthly Noteholders' Statement*</u>

BANK OF AMERICA, NATIONAL ASSOCIATION

BA CREDIT CARD TRUST

---

*   A separate schedule is to be attached for each series, with appropriate changes and additions to reflect the specifics of the related Indenture Supplement.

EXHIBIT C

[FORM OF] INVESTMENT LETTER

[Date]

The Bank of New York Mellon
as Indenture Trustee,
101 Barclay Street
Floor 7 West
New York, New York 10286
Attention: Corporate Trust Department

BA Credit Card Trust
c/o BA Credit Card Funding, LLC
Hearst Tower, 214 North Tryon Street
Suite # 21-39, NC1-027-21-04
Charlotte, North Carolina 28255
Attention: Scott McCarthy


Re: Purchase of $_____* principal amount of BA
      Credit Card Trust, Series [·], Class [·] Notes

Ladies and Gentlemen:

In connection with our purchase of the above Notes (the "Notes") we confirm that:

(1)   We understand that the Notes are not being registered under the Securities Act of 1933, as amended (the "Securities Act"), and are being sold to us in a transaction that is exempt from the registration requirements of the Securities Act.

(2)   Any information we desire concerning the Notes or any other matter relevant to our decision to purchase the Notes is or has been made available to us.

(3)   We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Notes, and we (and any account for which we are purchasing under paragraph (iv) below) are able to bear the economic risk of an investment in the Notes. We (and any account for which we are purchasing under paragraph (iv) below) are an "accredited investor" (as such term is defined in Rule 501(a)(1), (2) or (3) of Regulation D under the Securities Act).

---

* Not less than $250,000 minimum principal amount.

(4)   We are acquiring the Notes for our own account or for accounts as to which we exercise sole investment discretion and not with a view to any distribution of the Notes, subject, nevertheless, to the understanding that the disposition of our property shall at all times be and remain within our control;

(5)   We agree that the Notes must be held indefinitely by us unless subsequently registered under the Securities Act or an exemption from any registration requirements of the Securities Act and any applicable state securities law is available;

(6)   We agree that in the event that at some future time we wish to dispose of or exchange any of the Notes (such disposition or exchange not being currently foreseen or contemplated), we will not transfer or exchange any of the Notes unless:

> (a)(i)   the sale is of at least U.S. $250,000 principal amount of Notes to an Eligible Purchaser (as defined below), (ii) a letter to substantially the same effect as paragraphs (1), (2), (3), (4), (5) and (6) of this letter is executed promptly by the purchaser and (3) all offers or solicitations in connection with the sale, whether directly or through any agent acting on our behalf, are limited only to Eligible Purchasers and are not made by means of any form of general solicitation or general advertising whatsoever; or

> (b)   the Notes are transferred pursuant to Rule 144 under the Securities Act by us after we have held them for more than three years; or

> (c)   the Notes are sold in any other transaction that does not require registration under the Securities Act and, if the Issuer, the Servicer, the Trustee or the Note Registrar so requests, we theretofore have furnished to such party an opinion of counsel satisfactory to such party, in form and substance satisfactory to such party, to such effect; or

> (d)   the Notes are transferred pursuant to an exception from the registration requirements of the Securities Act under Rule 144A under the Securities Act; and

(7)   We understand that the Notes will bear a legend to substantially the following effect:

> "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS NOTE NOR ANY PORTION HEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE PROVISIONS OF ANY STATE BLUE SKY OR SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH PROVISIONS. THE TRANSFER OF THIS

NOTE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN."

This legend may be removed if the Issuer, the Trustee and the Note Registrar have received an opinion of counsel satisfactory to them, in form and substance satisfactory to them, to the effect that the legend may be removed.

"Eligible Purchaser" means either an Eligible Dealer or a corporation, partnership or other entity which we have reasonable grounds to believe and do believe can make representations with respect to itself to substantially the same effect as the representations set forth herein. "Eligible Dealer" means any corporation or other entity the principal business of which is acting as a broker and/or dealer in securities. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Fourth and Amended and Restated Indenture dated as of [November 23, 2015], between BA Credit Card Trust and The Bank of New York Mellon, as indenture trustee.

Very truly yours,

_____
(Name of Purchaser)

By _____
   (Authorized officer)

[FORM OF] CLEARANCE SYSTEM CERTIFICATE
TO BE GIVEN TO THE TRUSTEE BY
EUROCLEAR OR CLEARSTREAM, LUXEMBOURG FOR
DELIVERY OF DEFINITIVE NOTES IN EXCHANGE FOR A PORTION OF A
TEMPORARY GLOBAL NOTE

BA CREDIT CARD TRUST,
Series [·], Class [·] Notes
[Insert title or sufficient description of Notes to be delivered]

We refer to that portion of the Temporary Global Note in respect of the BAseries, Class [·] Notes to be exchanged for definitive Notes (the "Submitted Portion") pursuant to this certificate (the "Notes") as provided in the Fourth Amended and Restated Indenture dated as of [November 23, 2015], (as amended and supplemented, the "Indenture") in respect of such issue. This is to certify that (i) we have received a certificate or certificates, in writing or by tested telex, with respect to each of the persons appearing in our records as being entitled to a beneficial interest in the Submitted Portion and with respect to such person's beneficial interest either (a) from such person, substantially in the form of Exhibit D-2 to the Indenture Supplement, or (b) from _____ ____, _____, substantially in the form of Exhibit D-3 to the Indenture Supplement, and (ii) the Submitted Portion includes no part of the Temporary Global Note excepted in such certificates.

We further certify that as of the date hereof we have not received any notification from any of the persons giving such certificates to the effect that the statements made by them with respect to any part of the Submitted Portion are no longer true and cannot be relied on as of the date hereof.

We understand that this certificate is required in connection with certain securities and tax laws in the United States of America. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy hereof to any interested party in such proceedings.

Dated: _____ ____, _____* [_____
as operator of the Euroclear System]
[Clearstream, Luxembourg]

By_____

_____
* To be dated on the date of the proposed exchange.

[FORM OF] CERTIFICATE TO BE DELIVERED TO
EUROCLEAR OR CLEARSTREAM, LUXEMBOURG
BY [·] WITH RESPECT TO REGISTERED NOTES SOLD TO QUALIFIED
INSTITUTIONAL BUYERS

BA CREDIT CARD TRUST,
Series [·], Class [·] Notes

In connection with the initial issuance and placement of the Series [·], Class [·] Notes (the "Notes"), an institutional investor in the United States (an "institutional investor") is purchasing [U.S.$/(pound)/(U)/SF] aggregate principal amount of the Notes hold in our account at [_____, as operator of the Euroclear System] [Clearstream, Luxembourg] on behalf of such investor.

We reasonably believe that such institutional investor is a qualified institutional buyer as such term is defined under Rule 144A of the Securities Act of 1933, as amended.

[We understand that this certificate is required in connection with United States laws. We irrevocably authorize you to produce this certificate or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered by this certificate.]

The Definitive Notes in respect of this certificate are to be issued in registered form in the minimum denomination of [U.S.$/(pound)/(U)/SF] and such Definitive Notes (and, unless the Indenture or terms document relating to the Notes otherwise provides, any Notes issued in exchange or substitution for or on registration of transfer of Notes) shall bear the following legend:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. NEITHER THIS NOTE NOR ANY PORTION HEREOF MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS (EACH AS DEFINED HEREIN), EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF SUCH ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION PROVISIONS. THE TRANSFER OF THIS NOTE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN. THIS NOTE CANNOT BE EXCHANGED FOR A BEARER NOTE."

Dated: _____ ____, _____   [   ]
                                                By_____
                                                Authorized officer

[FORM OF] CERTIFICATE TO BE DELIVERED
TO EUROCLEAR OR CLEARSTREAM, LUXEMBOURG
BY A BENEFICIAL OWNER
OF NOTES, OTHER THAN A QUALIFIED INSTITUTIONAL BUYER

BA CREDIT CARD TRUST,
Series [·], Class [·] Notes

   This is to certify that as of the date hereof and except as provided in the third paragraph hereof, the Series [·], Class [·] Notes held by you for our account (the "Notes") (i) are owned by a person that is a United States person, or (ii) are owned by a United States person that is (A) the foreign branch of a United States financial institution (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v)) (a "financial institution") purchasing for its own account or for resale, or (B) a United States person who acquired the Notes through the foreign branch of a financial institution and who holds the Notes through the financial institution on the date hereof (and in either case (A) or (B), the financial institution hereby agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by a financial institution for purposes of resale during the Restricted Period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)). In addition, financial institutions described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) certify that they have not acquired the Notes for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

   We undertake to advise you by tested telex if the above statement as to beneficial ownership is not correct on the date of delivery of the Notes in bearer form with respect to such of the Notes as then appear in your books as being held for our account.

   This certificate excepts and does not relate to [U.S.$/(pound)/(U)/SF] principal amount of Notes held by you for our account, as to which we are not yet able to certify beneficial ownership. We understand that delivery of Definitive Notes in such principal amount cannot be made until we are able to so certify.

We understand that this certificate is required in connection with certain securities and tax laws in the United States of America. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy hereof to any interested party in such proceedings. As used herein, "United States" means the United States of America, including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction; and "United States Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Dated: _____ ____, _____*   By_____
                                           Name:

As, or as agent for, the beneficial owner(s) of the interest in the Notes to which this certificate relates.

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* This certificate must be dated on the earlier of the date of the first payment of interest in respect of the Notes and the date of the delivery of the Notes in definitive form.

FORM OF ANNUAL CERTIFICATION

Re: The Fourth Amended and Restated Indenture dated as of [November 23, 2015] (as amended, supplemented or otherwise modified from time to time, the "Agreement"), between BA Credit Card Trust and The Bank of New York Mellon

I, _____, the _____ of [NAME OF COMPANY] (the "Company"), certify to BA Credit Card Funding, LLC (the "Transferor") and Bank of America, National Association (the "Servicer"), and their respective officers, with the knowledge and intent that they will rely upon this certification, that:

(1)   I have reviewed the report on assessment of the Company's compliance provided in accordance with Rules 13a-18 and 15d-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Item 1122 of Regulation AB (the "Servicing Assessment"), and the registered public accounting firm's attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Section 1122(b) of Regulation AB (the "Attestation Report") that were delivered by the Company to the Transferor and the Servicer pursuant to the Agreement (collectively, the "Company Information");

(2)   To the best of my knowledge, the Company Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the Company Information;

(3)   To the best of my knowledge, all of the Company Information required to be provided by the Company under the Agreement has been provided to the Transferor and the Servicer; and

(4)   To the best of my knowledge, except as disclosed in the Compliance Statement, the Servicing Assessment or the Attestation Report, the Company has fulfilled its obligations under the Agreement.

Date: _____

By: _____
Name:
Title:

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by the Indenture Trustee shall address, at a minimum, the criteria identified as below as "Applicable Servicing Criteria":

Servicing Criteria		Applicable Servicing Criteria
Reference	Criteria	
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the credit card accounts or accounts are maintained.	
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	[_____]
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on credit card accounts are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	√
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	√
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	√
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
	Rule 13k-1(b)(1) of the Securities Exchange Act.	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of credit card accounts serviced by the Servicer.	
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	√
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	√
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	√
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on credit card accounts is maintained as required by the transaction agreements or related asset pool documents.	
1122(d)(4)(ii)	Account and related documents are safeguarded as required by the transaction agreements	√

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	
1122(d)(4)(iv)	Payments on credit card accounts, including any payoffs, made in accordance with the related credit card accounts documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related asset pool documents.	
1122(d)(4)(v)	The Servicer's records regarding the accounts and the accounts agree with the Servicer's records with respect to an obligor's unpaid principal balance.	
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's account (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period an Account is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent Accounts including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for Accounts with variable rates are computed based on the related Account documents.	
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's Account documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable Account documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related Accounts, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	

[NAME OF INDENTURE TRUSTEE]

Date:_____

By:_____
Name:
Title:

Indenture Supplement

Third Amended and Restated BAseries Indenture Supplement, dated as of [November 23, 2015]

Terms Documents
Class A(2001-Emerald) Terms Document, dated as of August 15, 2001
Class A(2004-3) Terms Document, dated as of March 17, 2004
Class A(2007-1) Terms Document, dated as of January 18, 2007
Class A(2007-4) Terms Document, dated as of March 20, 2007
Class A(2007-11) Terms Document, dated as of August 2, 2007
Class A(2008-2) Terms Document, dated as of March 14, 2008
Class A(2014-1) Terms Document, dated as of February 13, 2014
Class A(2014-2) Terms Document, dated as of May 14, 2014
Class A(2014-3) Terms Document, dated as of September 15, 2014
Class A(2015-1) Terms Document, dated as of February 6, 2015

Class B(2005-3) Terms Document, dated as of November 9, 2005
Class B(2010-1) Terms Document, dated as of January 15, 2010

Class C(2010-1) Terms Document, dated as of January 15, 2010

BA CREDIT CARD FUNDING, LLC

Transferor

BANK OF AMERICA, NATIONAL ASSOCIATION

Servicer

and

THE BANK OF NEW YORK MELLON

Trustee

on behalf of the Series 2001-D Certificateholders

FIFTH AMENDED AND RESTATED

SERIES 2001-D SUPPLEMENT

Dated as of [November 23, 2015]

to

FOURTH AMENDED AND RESTATED POOLING AND SERVICING AGREEMENT

Dated as of [November 23, 2015]

BA MASTER CREDIT CARD TRUST II

SERIES 2001-D

TABLE OF CONTENTS

EXHIBITS

THIS FIFTH AMENDED AND RESTATED SERIES 2001-D SUPPLEMENT (this "Series Supplement"), by and among BANK OF AMERICA, NATIONAL ASSOCIATION (successor by merger to FIA Card Services, National Association), a national banking association (together with its successors and assigns, "BANA"), as Servicer, BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company ("Funding"), as Transferor, and THE BANK OF NEW YORK MELLON, as Trustee (the "Trustee") under the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], among BANA, as Servicer, Funding, as Transferor, and the Trustee, as amended and supplemented from time to time (the "Agreement"), is dated as of [November 23, 2015].

WHEREAS, Section 6.09 of the Agreement provides, among other things, that the Transferor and the Trustee may at any time and from time to time enter into a supplement to the Agreement for the purpose of authorizing the delivery by the Trustee to the Transferor for the execution and redelivery to the Trustee for authentication of one or more Series of Certificates;

WHEREAS, the Trustee and MBNA America Bank, National Association ("MBNA") (as the predecessor to FIA Card Services, National Association) have heretofore executed and delivered a Series 2001-D Supplement, dated as of May 24, 2001 (as amended, supplemented or otherwise modified prior to June 10, 2006, the "Original Series 2001-D Supplement");

WHEREAS, pursuant to the Original Series 2001-D Supplement, MBNA, as seller and predecessor to the Transferor, and the Trustee created a Series consisting of an Investor Certificate, and this Series Supplement shall specify the Principal Terms thereof and of the Class D Certificate;

WHEREAS, the Trustee and FIA Card Services, National Association ("FIA") have heretofore executed and delivered an Amended and Restated Series 2001-D Supplement, dated as of June 10, 2006 (as amended, supplemented or otherwise modified prior to October 20, 2006, the "Amended and Restated Series 2001-D Supplement");

WHEREAS, the Trustee, the Transferor and FIA have heretofore executed and delivered a Second Amended and Restated Series 2001-D Supplement, dated as of October 20, 2006 (as amended, supplemented or otherwise modified prior to March 2, 2009, the "Second Amended and Restated Series 2001-D Supplement");

WHEREAS, the Trustee, the Transferor and FIA have heretofore executed and delivered a Third Amended and Restated Series 2001-D Supplement, dated as of March 2, 2009, as supplemented by the Addendum to Third Amended and Restated Series 2001-D Supplement, dated as of March 31, 2010 (as so supplemented, and as further amended, supplemented or otherwise modified prior to October 1, 2014, the "Third Amended and Restated Series 2001-D Supplement");

WHEREAS, the parties hereto have heretofore executed and delivered a Fourth Amended and Restated Series 2001-D Supplement, dated as of October 1, 2014 (as amended, supplemented or otherwise modified prior to [November 23, 2015], the "Fourth Amended and Restated Series 2001-D Supplement"); and

WHEREAS, the parties hereto desire to amend and restate in its entirety the Fourth Amended and Restated Series 2001-D Supplement to facilitate ongoing compliance with Regulation AB.

NOW, THEREFORE, in consideration of the promises and the agreements contained herein, the Fourth Amended and Restated Series 2001-D Supplement is hereby amended and restated in its entirety as follows:

SECTION 1.   Designation.

(a)   The Series created pursuant to the Original Series 2001-D Supplement consists of an Investor Certificate issued pursuant to the Agreement and the Original Series 2001-D Supplement and known as the "Series 2001-D Certificate." Such Investor Certificate has been issued in one Class and is designated the Asset Backed Certificate, Series 2001-D (the "Series 2001-D Certificate"). The Series 2001-D Certificate currently outstanding takes substantially the form of Exhibit A hereto. In addition, there was created pursuant to the Third Amended and Restated Series 2001-D Supplement, a second Class, an undivided interest in the Trust which is an Investor Certificate for all purposes under the Agreement and this Series Supplement, which is known as the Class D Certificate, Series 2001-D (the "Class D Certificate"). The Class D Certificate currently outstanding takes substantially the form of Exhibit A-1 hereto.

(b)   Series 2001-D is included in Group One (as defined below). Series 2001-D is not subordinated to any other Series.

(c)   Except as expressly provided herein, (i) the provisions of Article VI and Article XII of the Agreement relating to the registration, authentication, delivery, presentation, cancellation and surrender of Registered Certificates and the opinion described in subsection 6.09(b)(d)(i) of the Agreement and clauses (a) and (c) of the definition of Tax Opinion in Section 1.01 of the Agreement do not apply to the Series 2001-D Certificate, and (ii) the provisions of Section 3.07 of the Agreement do not apply to cause the Series 2001-D Certificate to be treated as debt for federal, state and local income and franchise tax purposes, but rather the Transferor intends and, together with the Series 2001-D Certificateholders, agrees to treat the Series 2001-D Certificate for federal, state and local income and franchise tax purposes as representing an equity interest in the assets of the Trust.

(d)   The Class D Certificateholder, as holder of an Investor Certificate under the Agreement, shall be entitled to the benefits of the Agreement and this Series Supplement. Notwithstanding the foregoing, except as expressly provided herein, (i) the provisions of Article VI and Article XII of the Agreement relating to the registration, authentication, delivery, presentation, cancellation and surrender of Registered Certificates and the opinion described in subsection 6.09(b)(d)(i) of the Agreement and clauses (a) and (c) of the definition of Tax Opinion in Section 1.01 of the Agreement shall not be applicable to the Class D Certificate, and

(ii) the provisions of <u>Section 3.07</u> of the Agreement do not apply to cause the Class D Certificate to be treated as debt for federal, state and local income and franchise tax purposes, but rather the Transferor, as the Class D Certificateholder, intends and agrees to treat the Class D Certificate for federal, state and local income and franchise tax purposes as representing an equity interest in the assets of the Trust.

(e)   This Series Supplement is the Series 2001-D Supplement referred to in the Fourth Amended and Restated Trust Agreement of the BA Credit Card Trust, dated as of October 1, 2014, among Funding, as beneficiary, and Wilmington Trust Company, as owner trustee.

SECTION 2.   <u>Definitions</u>.

In the event that any term or provision contained herein shall conflict with or be inconsistent with any provision contained in the Agreement, the terms and provisions of this Series Supplement shall govern. All Article, Section or subsection references herein shall mean Articles, Sections or subsections of the Agreement, except as otherwise provided herein. All capitalized terms not otherwise defined herein are defined in the Agreement. Each capitalized term defined herein shall relate only to the Series 2001-D Certificate and the Class D Certificate and no other Series of Certificates issued by the Trust.

"<u>Accumulation Period</u>" with respect to Series 2001-D shall mean, solely for the purposes of the definition of Group One Monthly Principal Payment as such term is defined in each Supplement relating to Group One, the Revolving Period.

"<u>Adjusted Outstanding Dollar Principal Amount</u>" shall have the meaning specified in the Indenture.

"<u>Aggregate Class D Investor Default Amount</u>" shall mean, with respect to any Monthly Period, the sum of the Class D Investor Default Amounts with respect to such Monthly Period.

"<u>Aggregate Investor Default Amount</u>" shall have the meaning specified in <u>Section 4.10(a)</u>.

"<u>Aggregate Reallocated Principal Amount</u>" shall mean, with respect to any Monthly Period, the sum of (i) the aggregate Reallocated Principal Amounts (as defined in the Indenture) for all series of Notes for such Monthly Period and (ii) the Reallocated Class D Principal Collections for such Monthly Period.

"<u>Agreement</u>" shall have the meaning specified in the first paragraph of this Series Supplement.

"<u>Allocation Reset Date</u>" shall mean, with respect to any Monthly Period, any date on which (a) the Investor Interest is increased as a result of (i) the issuance of a new tranche of Notes or the issuance of additional Notes in an Outstanding tranche of Notes during such

Monthly Period, (ii) the accretion of principal on Discount Notes during such Monthly Period, or (iii) a release of pre-funded amounts (other than prefunded amounts deposited during such Monthly Period) from a principal funding account for any Note during such Monthly Period, (b) an Addition Date occurs or (c) a Removal Date occurs on which, if any Series has been paid in full, Principal Receivables in an aggregate amount approximately equal to the initial investor interest of such Series are removed from the Trust; provided, however, that solely with respect to this term, "Series" shall mean any series of Investor Certificates (as defined in the Agreement) and any series, class or tranche of Notes.

"Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Amendment Closing Date" shall mean March 2, 2009.

"Available Funds" shall mean, with respect to any Monthly Period, an amount equal to the sum of (i) Collections of Finance Charge Receivables and amounts with respect to Annual Membership Fees allocated to Series 2001-D and deposited in the Finance Charge Account for such Monthly Period (or to be deposited in the Finance Charge Account on the related Transfer Date with respect to the preceding Monthly Period pursuant to the third paragraph of subsection 4.03(a) and Section 2.08 of the Agreement and subsection 3(b) of this Series Supplement) plus the amount of Reallocated Class D Principal Collections, if any, to be applied as Available Funds on the Transfer Date following such Monthly Period, plus (ii) Principal Account Investment Proceeds to be treated as Available Funds for such Monthly Period pursuant to subsection 4.02(e) of the Agreement as amended by subsection 5(b) of this Series Supplement, plus (iii) Finance Charge Account Investment Proceeds to be treated as Available Funds for such Monthly Period pursuant to subsection 4.02(e) of the Agreement as amended by subsection 5(b) of this Series Supplement, minus (iv) if BANA or The Bank of New York Mellon is the Servicer, any Servicer Interchange for the related Monthly Period.

"Available Investor Principal Collections" shall mean with respect to any Monthly Period, an amount equal to (a) the Investor Principal Collections for such Monthly Period, plus (b) the amount of Shared Principal Collections with respect to Group One that are allocated to Series 2001-D in accordance with subsection 4.07(b), plus (c) any amounts treated as Available Investor Principal Collections pursuant to subsection 4.06(a)(ii) or (iii) on the Transfer Date following such Monthly Period.

"BANA" shall have the meaning specified in the first paragraph of this Series Supplement.

"BAseries Available Funds Shortfall" shall have the meaning specified in subsection 4.10(b).

"BAseries Indenture Supplement" means the Third Amended and Restated Indenture Supplement, dated as of [November 23, 2015], between BA Credit Card Trust, a Delaware statutory trust, and The Bank of New York Mellon, a New York banking corporation, as Indenture Trustee, as amended, restated and supplemented from time to time.

"Certificate Representative" shall mean (a) if there is one Holder of the Series 2001-D Certificate, such Holder or the designee of such Holder, and (b) if there is more than one Holder of the Series 2001-D Certificate, the designee of the Holders of a majority of the outstanding principal balance of the Series 2001-D Certificate.

"Class D Certificate" shall have the meaning specified in Section 1.

"Class D Certificateholder" shall mean the Transferor or its successor in interest.

"Class D Investor Charge-Off" shall have the meaning specified in subsection 4.10(a).

"Class D Investor Default Amount" shall mean, with respect to any Receivable in a Defaulted Account, an amount equal to the product of (a) the Default Amount and (b) the Floating Investor Percentage on the day such Account became a Defaulted Account.

"Class D Investor Interest" shall mean, on any date of determination, an amount equal to (a) the Class D Required Investor Interest as of the Amendment Closing Date, *plus* (b) the amount of any increase in the Class D Required Investor Interest following the Amendment Closing Date, *minus* (c) the aggregate amount of principal payments made to the Class D Certificateholder on or prior to such date, *minus* (d) the aggregate amount of Class D Investor Charge-Offs recognized on or prior to such date pursuant to subsection 4.10(a), *minus* (e) the aggregate amount of Reallocated Class D Principal Collections allocated on or prior to such date for which the Class D Investor Interest has been reduced pursuant to subsection 4.10(b), *plus* (f) the aggregate amount of Available Funds allocated and available on or prior to such date pursuant to subsection 4.06(a)(iii) for the purpose of reimbursing amounts deducted pursuant to the foregoing clauses (d) and (e); provided, however, that the Class D Investor Interest may not be reduced below zero.

"Class D Monthly Principal Amount" shall mean, for any Transfer Date, the amount, if any, by which the Class D Investor Interest exceeds the Class D Required Investor Interest.

"Class D Principal Allocation" shall mean, with respect to any Date of Processing, an amount equal to the product of (i) the aggregate amount of Collections processed in respect of Principal Receivables on such Date of Processing and (ii) the percentage equivalent (which percentage shall never exceed 100%) of a fraction, the numerator of which is the Class D Investor Interest as of such Date of Processing and the denominator of which is equal to the Investor Interest as of such Date of Processing.

"Class D Required Investor Interest" shall mean, as of any date of determination, an amount equal to the sum of:

(a)   (i) the Adjusted Outstanding Dollar Principal Amount of the Class A Notes (other than the Class A(2001-Emerald) Notes), *divided by* 0.6825, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A Notes (other than the Class A

(2001-Emerald) Notes), *minus* (iii) the aggregate Class A Required Subordinated Amount of Class B Notes, *minus* (iv) the aggregate Class A Required Subordinated Amount of Class C Notes *minus* the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes; *plus*

(b)   (i) the Adjusted Outstanding Dollar Principal Amount of the Class A (2001-Emerald) Notes, *divided by* 0.85, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A(2001-Emerald) Notes, *minus* (iii) the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes; *plus*

(c)   (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B Notes *minus* the aggregate Class A Required Subordinated Amount of Class B Notes, *divided by* (B) 0.795, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class B Notes *minus* the aggregate Class A Required Subordinated Amount of Class B Notes, *minus* (iii) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B Notes *minus* the aggregate Class A Required Subordinated Amount of Class B Notes, *times* (B) 0.1111111; *plus*

(d)   (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class C Notes *minus* the sum of (x) the aggregate Class B Required Subordinated Amount of Class C Notes *plus* (y) the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes, *divided by* (B) 0.895, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class C Notes *minus* the sum of (A) the aggregate Class B Required Subordinated Amount of Class C Notes *plus* (B) the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes; provided, however, that following a Pay Out Commencement Date, the Class D Required Investor Interest shall be fixed at the amount determined as of such Pay Out Commencement Date until the date on which the aggregate Nominal Liquidation Amounts of all Outstanding Notes are paid in full. Capitalized terms used in this definition but not defined herein are defined in the BAseries Indenture Supplement or the Class A (2001-Emerald) Terms Document, dated as of August 15, 2001 (as amended, supplemented or otherwise modified from time to time), between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as Indenture Trustee. The Transferor may change this definition of "Class D Required Investor Interest" without the consent of any Investor Certificateholder so long as the Transferor has (i) received written confirmation from each Rating Agency that has rated any Outstanding Notes that such change will not result in a Ratings Effect (as such term is defined in the Indenture) with respect to any Outstanding Notes and (ii) delivered to the Trustee and the Rating Agencies a Master Trust Tax Opinion and an Issuer Tax Opinion (as such terms are defined in the Indenture).

"Closing Date" shall mean May 24, 2001.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commission" shall have the meaning specified in subsection 22(a).

"Cumulative Series Principal Shortfall" shall mean the sum of the Series Principal Shortfalls (as such term is defined in each of the related Series Supplements) for each Series in Group One.

"Daily Principal Shortfall" shall mean, on any date of determination, the excess of the Group One Monthly Principal Payment for the Monthly Period relating to such date over the month to date amount of Collections processed in respect of Principal Receivables for such Monthly Period allocable to Investor Certificates of all outstanding Series in Group One, not subject to reallocation, which are on deposit or to be deposited in the Principal Account on such date.

"Distribution Date" shall mean July 16, 2001 and the fifteenth day of each calendar month thereafter, or if such fifteenth day is not a Business Day, the next succeeding Business Day.

"FIA" shall have the meaning specified in the recitals of this Series Supplement.

"Finance Charge Account Investment Proceeds" shall mean, with respect to each Transfer Date, the investment earnings on deposits of Collections of Finance Charge Receivables for the related Monthly Period in the Finance Charge Account (net of investment expenses and losses) for the period from and including the first day of the related Monthly Period to but excluding such Transfer Date.

"Fitch" shall mean Fitch Ratings, Inc., or any successor thereto.

"Floating Allocation Investor Interest" shall mean, on any date of determination during any Monthly Period, an amount equal to the sum of (i) the aggregate Available Funds Allocation Amount (as defined in the Indenture) for all series of Notes *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding Monthly Period *plus* the aggregate amount of any increases in the Class D Investor Interest as a result of an increase in the Class D Required Investor Interest.

"Floating Investor Percentage" shall mean, with respect to any date of determination during any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the Floating Allocation Investor Interest for such date and the denominator of which is the greater of (a) the aggregate amount of Principal Receivables as of the close of business on the last day of the preceding Monthly Period (or with respect to the first calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust as of the close of business on the day immediately preceding the Closing Date and with respect to the second calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust as of the close of business on the last day of the first calendar month in the first Monthly Period), and (b) the sum of the numerators used to calculate the Investor Percentages (as such term is defined in the Agreement) for allocations with respect to Finance Charge Receivables or Default Amounts, as applicable, for all outstanding Series on such date of determination; provided, however, that with respect to any Monthly Period in which an Allocation Reset Date occurs, the denominator determined pursuant to clause (a) hereof shall be, on and after such date, the aggregate amount of Principal Receivables in the Trust as of the beginning of the day on the most recently occurring Allocation Reset Date (after adjusting for the aggregate amount of Principal Receivables, if any, added to or removed from the Trust on such Allocation Reset Date).

"Fourth Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Funding" shall have the meaning specified in the first paragraph of this Series Supplement.

"Group One" shall mean Series 2001-D and each other Series specified in the related Supplement to be included in Group One.

"Group One Monthly Principal Payment" shall mean with respect to any Monthly Period, for all Series in Group One (including Series 2001-D) which are in an Amortization Period or Accumulation Period (as such terms are defined in the related Supplements for all Series in Group One), the sum of (a) the Controlled Distribution Amount for the related Transfer Date for any Series in its Controlled Amortization Period (as such terms are defined in the related Supplements for all Series in Group One), (b) the Controlled Deposit Amount for the related Transfer Date for any Series (other than this Series 2001-D) in its Accumulation Period, other than its Rapid Accumulation Period, if applicable (as such terms are defined in the related Supplements for all Series in Group One), (c) if Series 2001-D is in its Accumulation Period, the Monthly Principal Target for such Monthly Period, (d) the Investor Interest as of the end of the prior Monthly Period taking into effect any payments to be made on the following Distribution Date for any Series in Group One in its Principal Amortization Period or Rapid Amortization Period (as such terms are defined in the related Supplements for all Series in Group One), (e) the Adjusted Investor Interest as of the end of the prior Monthly Period taking into effect any payments or deposits to be made on the following Transfer Date and Distribution Date for any Series in Group One in its Rapid Accumulation Period (as such terms are defined in the related Supplements for all Series in Group One), and (f) such other amounts as may be specified in the related Supplements for all Series in Group One.

"Indenture" shall mean the Fourth Amended and Restated Indenture, dated as of [November 23, 2015], between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as indenture trustee, as amended and supplemented from time to time.

"Initial Investor Interest" shall mean, when used in the Agreement, this Series Supplement or any other Supplement with respect to Series 2001-D and with respect to any Monthly Period, the sum of (i) the Initial Dollar Principal Amount (as defined in the Indenture) of any Outstanding series, class or tranche of Notes and (ii) the Class D Required Investor Interest.

"Insolvency Proceeds" shall mean any proceeds arising out of a sale, disposition or liquidation of Receivables (or interests therein) pursuant to subsection 9.02(a) of the Agreement.

"Investor Default Amount" shall mean, with respect to any day in a Monthly Period, zero; provided, however, that if the Aggregate Investor Default Amount on any Transfer Date is greater than zero, the Investor Default Amount with respect to each day in the immediately preceding Monthly Period shall be an amount equal to the Aggregate Investor Default Amount as of such Transfer Date divided by the number of days in such Monthly Period.

"Investor Default Rate" shall mean, for any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the Aggregate Class D Investor Default Amount for such Monthly Period and the denominator of which is the Weighted Average Floating Allocation Investor Interest for such Monthly Period.

"Investor Interest" with respect to Series 2001-D shall mean, on any date of determination, an amount equal to the sum of (i) the aggregate Nominal Liquidation Amounts for each tranche of Notes Outstanding plus (ii) the Class D Investor Interest, in each case as of such date of determination.

"Investor Percentage" shall mean for any Monthly Period, (a) with respect to Finance Charge Receivables and Default Amounts, the Floating Investor Percentage and (b) with respect to Principal Receivables, the Principal Investor Percentage.

"Investor Principal Collections" shall mean, with respect to any Monthly Period, the sum of (a) the aggregate amount deposited into the Principal Account for such Monthly Period pursuant to subsections 4.05(a)(ii) or 4.05(b)(ii), in each case, as applicable to such Monthly Period, and (b) the aggregate amount of Unallocated Principal Collections deposited into the Principal Account pursuant to subsection 4.05(c).

"Investor Servicing Fee" shall have the meaning specified in subsection 3(a) hereof.

"Legal Maturity Date," with respect to any tranche of Notes, shall have the meaning specified in the Indenture.

"MBNA" shall have the meaning specified in the recitals of this Series Supplement.

"Merger" shall mean the merger of FIA with and into BANA on the Merger Date.

"Merger Date" shall mean October 1, 2014.

"Monthly Interest Proxy Amount" shall mean, with respect to any Monthly Period, as determined on any date of determination, an amount equal to the sum of (a) the product of (i) the aggregate amount targeted to be deposited into the Interest Funding Account (as defined in the BAseries Indenture Supplement)(for the avoidance of doubt, such amount shall include any interest, specified deposits, payments to derivative counterparties, program fees, liquidity fees or other amounts targeted to be deposited into the Interest Funding Account (as defined in the BAseries Indenture Supplement) pursuant to the Indenture and the BAseries

Indenture Supplement) for all outstanding tranches of Notes on the Transfer Date occurring in such Monthly Period and (ii) 1.50 and (b) following any increase in the Floating Allocation Investor Interest during such Monthly Period, the aggregate amount targeted to be deposited into the Interest Funding Account (as defined in the BAseries Indenture Supplement) on the following Transfer Date which relates to such increase.

"Monthly Interest Target" shall mean, with respect to each Monthly Period, an amount equal to the aggregate Targeted Interest Deposit Amounts (as defined in the Indenture) for all series of Notes for such Monthly Period.

"Monthly Period" shall have the meaning specified in the Agreement, except that the first Monthly Period with respect to the Series 2001-D Certificate shall begin on and include the Closing Date and shall end on and include June 30, 2001, and that the first Monthly Period with respect to the Class D Certificate shall begin on and include the Amendment Closing Date and shall end on and include March 31, 2009.

"Monthly Principal Target" shall mean, with respect to each Monthly Period, an amount equal to the sum of (i) the aggregate Targeted Principal Deposit Amounts (as defined in the Indenture) for all series of Notes for such Monthly Period and (ii) the Class D Monthly Principal Amount for such Monthly Period.

"Monthly Servicing Fee Proxy Amount" shall mean, with respect to any Monthly Period, as determined on any date of determination, an amount equal to the Net Servicing Fee calculated for the preceding Monthly Period.

"Net Servicing Fee" shall have the meaning specified in subsection 3(a) of this Series Supplement.

"Net Servicing Fee Rate" shall mean (a) so long as BANA or The Bank of New York Mellon is the Servicer, 1.25% per annum and (b) if BANA or The Bank of New York Mellon is no longer the Servicer, 2.0% per annum.

"Netting Conditions" shall mean each of the following conditions: (i) a Pay Out Event with respect to Series 2001-D shall not have occurred and be continuing, (ii) an Early Redemption Event as described in Section 4.01 of the BAseries Indenture Supplement with respect to the Notes or similar early redemption event relating to excess spread amounts or portfolio yield as described in the Indenture Supplement for any other outstanding series of Notes shall not have occurred and be continuing, (iii) an Event of Default and acceleration as described in subsection 701(a) or (b) of the Indenture shall not have occurred and be continuing, and (iv) the Servicer shall have a long-term unsecured debt rating of not lower than investment grade provided by Standard & Poor's and Fitch; provided, that the Netting Condition in this clause (iv) will be deemed to be satisfied unless it is not satisfied for a period of five Business Days and such condition has not been waived in writing by each applicable Rating Agency or cured.

"Nominal Liquidation Amount," with respect to any tranche of Notes, shall have the meaning specified in the Indenture.

"Note" or "Notes" shall mean each Note or the Notes (as defined in the Indenture) secured by the Series 2001-D Certificate.

"Note Owner" shall have the meaning specified in the Indenture.

"Noteholder" shall have the meaning specified in the Indenture.

"Original Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Outstanding" shall have the meaning specified in the Indenture.

"Outstanding Dollar Principal Amount," with respect to any tranche of Notes, shall have the meaning specified in the Indenture.

"Pay Out Commencement Date" shall mean the date on which a Trust Pay Out Event is deemed to occur pursuant to Section 9.01 of the Agreement or a Series 2001-D Pay Out Event is deemed to occur pursuant to Section 7 hereof.

"Payment Instruction" shall have the meaning specified in the Indenture.

"Permitted Assignee" shall mean any Person (other than the Transferor or any of its Affiliates) who, if it were the holder of an interest in the Trust would not cause the Trust to be taxable as a publicly traded partnership for federal income tax purposes.

"Principal Account Investment Proceeds" shall mean, with respect to each Transfer Date, the investment earnings on deposits of Collections of Principal Receivables for the related Monthly Period in the Principal Account (net of investment expenses and losses) for the period from and including the first day of the related Monthly Period to but excluding such Transfer Date.

"Principal Allocation Investor Interest" shall mean, on any date of determination during any Monthly Period, an amount equal to the sum of (i) the aggregate Principal Allocation Amounts (as defined in the Indenture) for all series of Notes *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding Monthly Period *plus* the aggregate amount of any increases in the Class D Investor Interest as a result of an increase in the Class D Required Investor Interest.

"Principal Investor Percentage" shall mean, with respect to any date of determination during any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the Principal Allocation Investor Interest for such date and the denominator of which is the greater of (a) the aggregate amount of Principal Receivables in the Trust determined as of the close of business on the last day of the prior Monthly Period (or with respect to the first calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust determined as of the close of business on the day preceding the Closing Date and with respect to the second calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust as of the close of business on the last day of the first calendar month in the first Monthly Period), and (b) the sum of the numerators used to calculate the Investor Percentages (as such term is defined in the Agreement) for allocations with respect to Principal Receivables for all outstanding Series on such date of determination; provided, however, that with respect to any Monthly Period in which an Allocation Reset Date occurs, the denominator determined pursuant to clause (a) hereof shall be, on and after such date, the aggregate amount of Principal Receivables in the Trust as of the beginning of the day on the most recently occurring Allocation Reset Date (after adjusting for the aggregate amount of Principal Receivables, if any, added to or removed from the Trust on such Allocation Reset Date).

"Rapid Amortization Period" shall mean the Amortization Period commencing on the Pay Out Commencement Date and ending on the earlier to occur of (a) the Series 2001-D Termination Date and (b) the termination of the Trust pursuant to Section 12.01 of the Agreement.

"Rating Agency" shall mean, so long as any tranche of Notes is rated by Moody's, Moody's, so long as any tranche of Notes is rated by Standard & Poor's, Standard & Poor's and, so long as any tranche of Notes is rated by Fitch, Fitch.

"Rating Agency Condition" shall mean the notification in writing by each Rating Agency to the Transferor, the Servicer and the Trustee that an action will not result in any Rating Agency reducing or withdrawing its then existing rating of the Investor Certificates (as defined in the Agreement) of any outstanding Series or class of a Series with respect to which it is a Rating Agency.

"Reallocated Class D Principal Collections" shall mean, with respect to any Transfer Date, Collections of Principal Receivables applied in accordance with subsection 4.10(b); provided, however, that such amount shall not exceed (i) the Class D Investor Interest after giving effect to any Class D Investor Charge-Offs for such Transfer Date or (ii) the sum of the Class D Principal Allocations with respect to the immediately preceding Monthly Period.

"Reassignment Amount" shall mean, with respect to any Transfer Date, the sum of (a) the Adjusted Outstanding Dollar Principal Amount (as defined in the Indenture) of all Notes *plus* the Class D Investor Interest on such Transfer Date, (b) the Monthly Interest Target with respect to the immediately preceding Monthly Period, (c) any due and unpaid BAseries Servicing Fee (as such term is defined in the BAseries Indenture Supplement) owed to the Servicer, or any other fees and expenses of the Indenture Trustee payable by the BA Credit Card Trust pursuant to the Indenture, each after giving effect to any deposits and distributions otherwise to be made on such Transfer Date and (d) any due and unpaid Investor Servicing Fee owed to the Servicer (in excess of any amounts owed to the Servicer under clause (c) of this definition).

"Revolving Period" shall mean the period from and including the Closing Date to, but not including, the Pay Out Commencement Date.

"Sarbanes Certification" shall have the meaning specified in subsection 22(d)(iii).

"Second Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Securitization Transaction" shall mean any New Issuance of Investor Certificates, pursuant to Section 6.03 of the Agreement, or issuance of Notes by the BA Credit Card Trust, publicly offered or privately placed, rated or unrated.

"Segregated Transferor Interest" shall mean a dollar amount of the Transferor Interest equal to the aggregate prefunded amounts on deposit in the Principal Funding Accounts for each series of Notes, as notified to the Servicer pursuant to Section 4.09 of the Agreement.

"Series 2001-D" shall mean the Series of BA Master Credit Card Trust II represented by the Series 2001-D Certificate and the Class D Certificate.

"Series 2001-D Certificate" shall have the meaning specified in Section 1.

"Series 2001-D Certificateholders" shall mean the Holders of the Series 2001-D Certificate.

"Series 2001-D Monthly Principal Payment" shall mean, with respect to any Monthly Period, an amount equal to the aggregate Monthly Principal Payments (as defined in the Indenture) for each series of Notes for such Monthly Period.

"Series 2001-D Pay Out Event" shall have the meaning specified in Section 7 hereof.

"Series 2001-D Termination Date" shall mean the earlier to occur of (a) the date designated by the Transferor following the last Legal Maturity Date of any series, class or tranche of Notes, and (b) the Trust Termination Date.

"Series Principal Shortfall" shall mean, with respect to any Transfer Date, the sum of (i) the excess, if any, of the sum of the Principal Shortfalls (as defined in the Indenture) for all series of Notes for the related Monthly Period over the sum of the Principal Excesses (as defined in the Indenture) for all series of Notes for the related Monthly Period *plus* (ii) the excess, if any, of the Class D Monthly Principal Amount with respect to such Transfer Date over the amount of Available Investor Principal Collections payable to the Class D Certificateholder pursuant to subsection 4.06(b)(ii) or 4.06(c)(ii), as applicable, as of such Transfer Date.

"Series Servicing Fee Percentage" shall mean 2.0%.

"Series Supplement" shall have the meaning specified in the first paragraph of this Series Supplement.

"Servicer Interchange" shall mean, for any Transfer Date, the portion of Collections of Finance Charge Receivables allocated to Series 2001-D and deposited in the Finance Charge Account with respect to the related Monthly Period that is attributable to Interchange; provided, however, that Servicer Interchange for any Transfer Date shall not exceed one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for the related Monthly Period and (ii) 0.75%.

"Servicing Criteria" shall mean the "servicing criteria" set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

"Servicing Participant" shall mean the Servicer, any Subservicer or any Person that participates in any of the servicing functions specified in Item 1122(d) of Regulation AB with respect to the Receivables. For the avoidance of doubt, the term "Servicing Participant" shall not include the Trustee.

"Servicing Party" shall have the meaning specified in subsection 22(f)(i).

"Shared Principal Collections" shall mean, with respect to any Transfer Date, either (a) the amount allocated to Series 2001-D which may be applied to the series principal shortfall with respect to other outstanding Series in Group One or (b) the amounts allocated to the Investor Certificates of other Series in Group One which the applicable Supplements for such Series specify are to be treated as "Shared Principal Collections" and which may be applied to cover the Series Principal Shortfall with respect to Series 2001-D.

"Subordinated Principal Target Deposit Amount" shall mean, for any date of determination during any Monthly Period, an amount equal to the excess, if any, of (a) the sum of (i) the Monthly Interest Proxy Amount for such Monthly Period, *plus* (ii) if BANA or The Bank of New York Mellon is not the Servicer, the Monthly Servicing Fee Proxy Amount for such Monthly Period, over (b) the aggregate amount of Collections of Finance Charge Receivables allocated to Series 2001-D for the preceding Monthly Period (unless the Transferor or the Servicer has reason to expect that Collections of Finance Charge Receivables allocated to the Investor Certificateholders for the current Monthly Period will be materially less, in which case, the amount calculated pursuant to clause (b) shall be such lesser amount).

"Subordinated Note Percentage" shall mean, with respect to any date of determination during any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the sum of (i) the aggregate Principal Allocation Amounts (as defined in the Indenture) for such date calculated for those Notes which are subordinated to any senior Notes *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding Monthly Period *plus* the aggregate amount of any increases in the Class D Investor Interest as a result of an increase in the Class D Required Investor Interest, and the denominator of which is the Principal Allocation Investor Interest for such date.

"Subservicer" shall mean any Person that services the Receivables on behalf of the Servicer or any Subservicer and is responsible for the performance (whether directly or through Subservicers or Servicing Participants) of a substantial portion of the material servicing functions required to be performed by the Servicer under the Agreement or this Series Supplement that are identified in Item 1122(d) of Regulation AB. For the avoidance of doubt, the term "Subservicer" shall not include the Trustee.

"Termination Proceeds" shall mean any proceeds arising out of a sale of Receivables (or interests therein) pursuant to subsection 12.01(b) of the Agreement with respect to Series 2001-D.

"Third Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Trustee" shall have the meaning specified in the first paragraph of this Series Supplement.

"Unallocated Principal Collections" shall have the meaning specified in subsection 4.05(c).

"Weighted Average Floating Allocation Investor Interest" shall mean, with respect to any Monthly Period, the sum of the Floating Allocation Investor Interest as of the close of business on each day during such Monthly Period divided by the actual number of days in such Monthly Period.

SECTION 3.   Servicing Compensation and Assignment of Interchange.

(a)   The share of the Servicing Fee allocable to Series 2001-D with respect to any Transfer Date (the "Investor Servicing Fee") shall be equal to one-twelfth of the product of (i) the Series Servicing Fee Percentage and (ii) the Weighted Average Floating Allocation Investor Interest for the Monthly Period preceding such Transfer Date. On each Transfer Date for which BANA or The Bank of New York Mellon is the Servicer, the Servicer Interchange with respect to the related Monthly Period that is on deposit in the Finance Charge Account shall be withdrawn from the Finance Charge Account and paid to the Servicer in payment of a portion of the Investor Servicing Fee with respect to such Monthly Period. Should the Servicer Interchange on deposit in the Finance Charge Account on any Transfer Date with respect to the related Monthly Period be less than one-twelfth of 0.75% of the Weighted Average Floating Allocation Investor Interest for such Monthly Period, the Investor Servicing Fee with respect to such Monthly Period will not be paid to the extent of such insufficiency of Servicer Interchange on deposit in the Finance Charge Account. The share of the Investor Servicing Fee allocable to Series 2001-D with respect to any Transfer Date (the "Net Servicing Fee") shall be equal to one-twelfth of the product of (i) the Net Servicing Fee Rate and (ii) the Weighted Average Floating Allocation Investor Interest for the related Monthly Period. Except as specifically provided above, the Servicing Fee shall be paid by the cash flows from the Trust allocated to the Transferor or the Investor Certificateholders of other Series (as provided in the related Supplements) and in no event shall the Trust, the Trustee, the Series 2001-D Certificateholders or the Class D Certificateholder be liable therefor. The Net Servicing Fee shall be payable to the Servicer solely to the extent amounts are available for distribution in respect thereof pursuant to the Indenture.

(b)   On or before each Transfer Date, the Transferor shall notify the Servicer of the amount of Interchange to be included as Collections of Finance Charge Receivables and allocable to the Series 2001-D Certificateholders and the Class D Certificateholder with respect to the preceding Monthly Period as determined pursuant to this subsection 3(b). Such amount of Interchange shall be equal to the product of (i) the total amount of Interchange paid to the Transferor with respect to such Monthly Period and (ii) the Investor Percentage with regard to Finance Charge Receivables. On each Transfer Date, the Transferor shall cause to be deposited into the Finance Charge Account, in immediately available funds, the amount of Interchange to be so included as Collections of Finance Charge Receivables allocable to Series 2001-D with respect to the preceding Monthly Period. The Transferor hereby assigns, sets-over, conveys, pledges and grants a security interest and lien to the Trustee for the benefit of the Series 2001-D Certificateholders and the Class D Certificateholder in Interchange and the proceeds of Interchange, as set forth in this subsection 3(b). In connection with the foregoing grant of a security interest, this Series Supplement shall constitute a security agreement under applicable law. To the extent that a Supplement for a related Series, other than Series 2001-D, assigns, sets-over, conveys, pledges or grants a security interest in Interchange allocable to the Trust, all Investor Certificates of any such Series (except as otherwise specified in any such Supplement) and the Series 2001-D Certificate and the Class D Certificate shall rank *pari passu* and be equally and ratably entitled as provided herein to the benefits of such Interchange without preference or priority on account of the actual time or times of authentication and delivery, all in accordance with the terms and provisions of this Series Supplement and other related Supplements.

SECTION 4.   Delivery of the Series 2001-D Certificate and the Class D Certificate.

(a)   On or prior to the date of the Amended and Restated Series 2001-D Supplement, FIA, as "Seller" under the Amended and Restated Pooling and Servicing Agreement, dated as of June 10, 2006, between FIA and the Trustee, executed the Series 2001-D Certificate and delivered it to the Trustee for authentication in accordance with Section 6.01 of the Agreement. The Trustee delivered such Certificate after it was authenticated in accordance with Section 6.02 of the Agreement. On or prior to the Amendment Closing Date, the Transferor executed and delivered the Class D Certificate to the Trustee for authentication in accordance with Section 6.01 of the Agreement. The Trustee delivered such Class D Certificate after it was authenticated in accordance with Section 6.02 of the Agreement. On the Merger Date, the Series 2001-D Certificate and the Class D Certificate will be amended and replaced, which replacement Series 2001-D Certificate and Class D Certificate shall be executed and delivered by the Transferor to the Trustee for authentication in accordance with Section 6.01 of the Agreement. The Trustee shall deliver such replacement Series 2001-D Certificate and Class D Certificate when authenticated in accordance with Section 6.02 of the Agreement.

(b)   The Series 2001-D Certificate and the Class D Certificate are Registered Certificates as provided in Section 6.01 of the Agreement.

(c)   The Series 2001-D Certificate shall constitute a "security" within the meaning of (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware and (ii) the Uniform Commercial Code of any other applicable jurisdiction that presently or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

(d)   When issued and sold in accordance with the terms of the Agreement, including when duly executed and authenticated by the Trustee in accordance with the terms of the Agreement and when issued and delivered against payment therefore, the Series 2001-D Certificate and the Class D Certificate will be duly and validly issued and outstanding, fully paid, non-assessable, and entitled to the benefits of the Agreement.

SECTION 5.   Article IV of the Agreement.

(a)   Except as otherwise provided in subsection 5(b), Sections 4.01, 4.02 and 4.03 shall be read in their entirety as provided in the Agreement.

(b)   Notwithstanding any provision of the Agreement or this Series Supplement to the contrary, subsection 4.02(e) of the Agreement shall be amended to provide that on each Transfer Date the Trustee, at the Transferor's direction given on or before such Transfer Date, shall (i) treat as Available Funds in accordance with subsection 4.06(a) Series 2001-D's *pro rata* portion of Finance Charge Account Investment Proceeds with respect to such Transfer Date based on the ratio of the aggregate amount on deposit in the Finance Charge Account with respect to Series 2001-D for the related Monthly Period at the commencement of such Transfer Date to the aggregate amount on deposit in the Finance Charge Account for the related Monthly Period at the commencement of such Transfer Date and (ii) treat as Available Funds in accordance with subsection 4.06(a) Series 2001-D's *pro rata* portion of Principal Account Investment Proceeds with respect to such Transfer Date based on the ratio of the aggregate amount on deposit in the Principal Account with respect to Series 2001-D at the commencement of such Transfer Date to the aggregate amount on deposit in the Principal Account at the commencement of such Transfer Date.

(c)   Article IV (except for Sections 4.01, 4.02 and 4.03 thereof) shall be read in its entirety as follows and shall be applicable only to the Series 2001-D Certificate and the Class D Certificate:

ARTICLE IV
RIGHTS OF CERTIFICATEHOLDERS AND ALLOCATION AND
APPLICATION OF COLLECTIONS

SECTION 4.04   Rights of Series 2001-D Certificateholders and the Class D Certificateholder. The Series 2001-D Certificate and the Class D Certificate shall represent undivided interests in the Trust, consisting of the right to receive, to the extent necessary to make the required payments with respect to the Investor Certificate at the times and in the amounts specified in this Series Supplement, (a) the Floating Investor Percentage and Principal Investor Percentage (as applicable from time to time) of Collections received with respect to the Receivables and (b) funds on deposit in the Collection Account, the Finance Charge Account and the Principal Account. The Class D Certificate shall be subordinate to the Series 2001-D Certificate as provided herein. The Transferor Interest shall not represent any interest in the Collection Account, the Finance Charge Account or the Principal Account, except as specifically provided in this Article IV.

SECTION 4.05   Allocations.

(a)   Allocations During the Revolving Period. During the Revolving Period, the Servicer shall, prior to the close of business on the day any Collections are deposited in the Collection Account, allocate to the Series 2001-D Certificateholders, the Class D Certificateholder or the Holder of the Transferor Interest and pay or deposit from the Collection Account the following amounts as set forth below:

(i)   Allocate to the Series 2001-D Certificateholders and the Class D Certificateholder and deposit in the Finance Charge Account an amount equal to the product of (y) the Floating Investor Percentage on the Date of Processing of such Collections and (z) the aggregate amount of Collections of Finance Charge Receivables on such Date of Processing. Funds deposited into the Finance Charge Account pursuant to this subsection 4.05(a)(i) shall be applied in accordance with Section 4.06.

(ii)   Allocate to the Series 2001-D Certificateholders and the Class D Certificateholder an amount equal to the product of (1) the Principal Investor Percentage on the Date of Processing of such Collections and (2) the aggregate amount of Collections processed in respect of Principal Receivables on such Date of Processing, and, of such amount:

(A) deposit in the Principal Account on each such Date of Processing an amount equal to the Daily Principal Shortfall;

(B) deposit in the Principal Account the following amounts:

(1)   on each such Date of Processing, an amount equal to the lesser of (x) the Subordinated Note Percentage of the Collections in respect of Principal Receivables allocated to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to this

subsection 4.05(a)(ii) and (y) so long as the Netting Conditions are satisfied, the Subordinated Principal Target Deposit Amount; provided, however, that if the Netting Conditions are not satisfied, an amount equal to subsection 4.05(a)(ii)(B)(1)(x); and

(2)   on the related Transfer Date, deposit in the Principal Account an amount equal to the lesser of (x) the Collections in respect of Principal Receivables allocated to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to this subsection 4.05(a)(ii) and not previously deposited in the Principal Account and (y) the excess, if any, of the Aggregate Reallocated Principal Amount for the related Monthly Period over the aggregate amount on deposit in the Principal Account pursuant to subsection 4.05(a)(ii)(B)(1) on the close of business on the last day of the related Monthly Period.

(C) pay to the Holder of the Transferor Interest an amount equal to any excess; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.05(a)(ii)(C) with respect to any Date of Processing shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Transfer Date is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Date of Processing and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

(b)   Allocations During the Rapid Amortization Period. During the Rapid Amortization Period, the Servicer shall, prior to the close of business on the day any Collections are deposited in the Collection Account, allocate to the Series 2001-D Certificateholders, the Class D Certificateholder or the Holder of the Transferor Interest and pay or deposit from the Collection Account the following amounts as set forth below:

(i)   Deposit into the Finance Charge Account an amount equal to the product of (A) the Floating Investor Percentage on the Date of Processing of such Collections and (B) the aggregate amount of Collections processed in respect of Finance Charge Receivables on such Date of Processing to be applied in accordance with Section 4.06.

(ii)   (A)   Deposit into the Principal Account an amount equal to the product of (1) the Principal Investor Percentage on the Date of Processing of such Collections and (2) the aggregate amount of Collections processed in respect of Principal Receivables on such Date of Processing; provided, however, that the amount deposited into the Principal Account pursuant to this subsection 4.05(b)(ii)(A) shall not exceed the Investor Interest as of the close of business on the last day of the prior Monthly Period (after taking into account any payments, deposits and adjustments to be made to the Investor Interest on the Transfer Date relating to such Monthly Period) and (B) pay to the Holder of the Transferor Interest an amount equal to the excess, if any, identified in the proviso to clause (A) above; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.05(b)(ii)(B) with respect to any Date of Processing shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Date of Processing is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Date of Processing and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

(c)   Unallocated Principal Collections. Any Collections in respect of Principal Receivables not allocated and paid to the Holder of the Transferor Interest because of the limitations contained in subsections 4.05(a)(ii)(C) and 4.05(b)(ii)(B) and any amounts allocable to Series 2001-D deposited in the Principal Account pursuant to subsections 2.04(d)(iii) and 4.03(c) ("Unallocated Principal Collections") shall be held in the Principal Account and, except as provided in the following sentence, shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest. For each Transfer Date with respect to any Note Accumulation Period (as defined in the Indenture), any such Unallocated Principal Collections held in the Principal Account on such Transfer Date shall be included in the Investor Principal Collections which to the extent available shall be distributed as Available Investor Principal Collections to be applied pursuant to Section 4.06 on such Transfer Date.

(d)   Payments. With respect to the Series 2001-D Certificate and the Class D Certificate, and notwithstanding anything in the Agreement or this Series Supplement to the contrary, whether or not the Servicer is required to make monthly or daily deposits from the Collection Account into the Finance Charge Account or the Principal Account pursuant to subsections 4.05(a) or 4.05(b), with respect to any Monthly Period (i) the Servicer will only be required to deposit Collections from the Collection Account into the Finance Charge Account or the Principal Account up to the required amount to be deposited into any such account and distributed on or prior to the related Transfer Date to the Series 2001-D Certificateholders and the Class D Certificateholder and (ii) if at any time prior to such Transfer Date the amount of Collections deposited in the Collection Account, the Finance Charge Account or the Principal Account exceeds the amount required to be deposited pursuant to clause (i) above, the Servicer must immediately withdraw the excess from the Collection Account, the Finance Charge Account or the Principal Account, as applicable, and immediately pay it to the Holder of the Transferor Interest.

SECTION 4.06   Monthly Payments. On or before each Transfer Date, the Servicer shall instruct the Trustee in writing (which writing shall be substantially in the form of Exhibit B hereto) to withdraw and the Trustee, acting in accordance with such instructions, shall withdraw on such Transfer Date, to the extent of available funds, the amounts required to be withdrawn from the Finance Charge Account and the Principal Account as follows:

(a) An amount equal to the Available Funds deposited into the Finance Charge Account for the related Monthly Period will be distributed on each Transfer Date in the following priority:

(i) an amount equal to the lesser of (A) the Available Funds for such Transfer Date and (B) an amount equal to the sum of the deposits, applications and payments to be made on such Transfer Date pursuant to subsections 3.01(a) through (g) of the BAseries Indenture Supplement will be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01;

(ii) an amount equal to the lesser of (A) the Available Funds remaining after the application specified in subsection 4.06(a)(i) above and (B) the Aggregate Class D Investor Default Amount for the immediately preceding Monthly Period shall be treated as Available Investor Principal Collections and shall be deposited into the Principal Account on such Transfer Date;

(iii) an amount equal to the lesser of (A) the Available Funds remaining after the application specified in subsections 4.06(a)(i) and (ii) above and (B) the sum of (1) the aggregate amount of any unreimbursed Class D Investor Charge-Offs as of such Transfer Date and (2) the aggregate amount of any reductions to the Class D Investor Interest pursuant to subsection 4.10(b) shall be treated as Available Investor Principal Collections and shall be deposited into the Principal Account on such Transfer Date; and

(iv) an amount equal to the excess, if any, of (A) the Available Funds for such Transfer Date over (B) the applications specified in subsections 4.06(a)(i), (ii) and (iii) will be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01 to be paid pursuant to subsections 3.01(h) and (i) of the BAseries Indenture Supplement.

(b) During the Revolving Period, an amount equal to the Available Investor Principal Collections deposited into the Principal Account for the related Monthly Period will be distributed on each Transfer Date in the following priority:

(i) an amount equal to the lesser of (A) the Available Investor Principal Collections for such Transfer Date and (B) an amount equal to the Series 2001-D Monthly Principal Payment for the related Monthly Period shall be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01;

(ii) an amount equal to the lesser of (A) the Available Investor Principal Collections remaining after the application specified in subsection 4.06(b)(i) above and (B) the Class D Monthly Principal Amount shall be paid on such Transfer Date to the Class D Certificateholder in accordance with Section 5.01;

(iii) an amount equal to the lesser of (A) the Available Investor Principal Collections remaining after the application specified in subsections 4.06(b)(i) and (ii) above and (B) the product of (1) a fraction, the numerator of which is equal to the

Available Investor Principal Collections remaining after the application specified in subsections 4.06(b)(i) and (ii) above for such Transfer Date and the denominator of which is equal to the sum of the Available Investor Principal Collections available for sharing as specified in the related Series Supplement for each Series in Group One (including Series 2001-D) and (2) the Cumulative Series Principal Shortfall shall remain in the Principal Account to be treated as Shared Principal Collections and applied to Series in Group One other than this Series 2001-D; and

(iv)   an amount equal to the excess, if any, of (A) the Available Investor Principal Collections for such Transfer Date over (B) the applications specified in subsections 4.06(b)(i), (ii) and (iii) above shall be paid to the Holder of the Transferor Interest; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.06(b)(iv) with respect to such Transfer Date shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Date of Processing is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Transfer Date and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

(c)   During the Rapid Amortization Period, an amount equal to the Available Investor Principal Collections deposited into the Principal Account for the related Monthly Period will be distributed on each Transfer Date in the following priority:

(i)   an amount equal to the Investor Interest *minus* the Class D Investor Interest shall be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01;

(ii)   an amount equal to the excess, if any, of (A) the Available Investor Principal Collections remaining after the application specified in subsection 4.06(c)(i) above and (B) the Class D Investor Interest shall be paid on such Transfer Date to the Class D Certificateholder in accordance with Section 5.01; and

(iii)   an amount equal to the excess, if any, of (A) the Available Investor Principal Collections over (B) the applications specified in subsections 4.06(c)(i) and (ii) above shall be paid to the Holder of the Transferor Interest; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.06(c)(iii) with respect to such Transfer Date shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Date of Processing is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Transfer Date and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

SECTION 4.07   Shared Principal Collections.

(a)   The portion of Shared Principal Collections on deposit in the Principal Account equal to the amount of Shared Principal Collections allocable to Series 2001-D on any Transfer Date shall be applied as an Available Investor Principal Collection pursuant to Section 4.06 and pursuant to such Section 4.06 shall be paid on such Transfer Date to the Certificate Representative.

(b)   Shared Principal Collections allocable to Series 2001-D with respect to any Transfer Date shall mean an amount equal to the Series Principal Shortfall, if any, with respect to Series 2001-D for such Transfer Date; provided, however, that if the aggregate amount of Shared Principal Collections for all Series for such Transfer Date is less than the Cumulative Series Principal Shortfall for such Transfer Date, then Shared Principal Collections allocable to Series 2001-D on such Transfer Date shall equal the product of (i) Shared Principal Collections for all Series for such Transfer Date and (ii) a fraction, the numerator of which is the Series Principal Shortfall with respect to Series 2001-D for such Transfer Date and the denominator of which is the Cumulative Series Principal Shortfall for all Series in Group One for such Transfer Date.

(c)   Solely for the purpose of determining the amount of Available Investor Principal Collections to be treated as Shared Principal Collections on any Transfer Date allocable to other Series in Group One, on each Determination Date, the Servicer shall determine the amount of Shared Principal Collections with respect to Series 2001-D as of such Determination Date for the following Transfer Date.

SECTION 4.08   Transferor's or Servicer's Failure to Make a Deposit or Payment. If the Servicer or the Transferor fails to make, or give instructions to make, any payment or deposit (other than as required by subsections 2.04(d) and (e) and 12.02(a) or Sections 10.02 and 12.01) required to be made or given by the Servicer or the Transferor, respectively, at the time specified in the Agreement (including applicable grace periods), the Trustee shall make such payment or deposit from the applicable Investor Account without instruction from the Servicer or the Transferor. The Trustee shall be required to make any such payment, deposit or withdrawal hereunder only to the extent that the Trustee has sufficient information to allow it to determine the amount thereof. The Servicer or the Transferor, as applicable, shall, upon request of the Trustee, promptly provide the Trustee with all information necessary to allow the Trustee to make such payment, deposit or withdrawal. Such funds or the proceeds of such withdrawal shall be applied by the Trustee in the manner in which such payment or deposit should have been made by the Transferor or the Servicer, as the case may be.

SECTION 4.09   Collections of Finance Charge Receivables Allocable to Segregated Transferor Interest. The Certificate Representative may from time to time notify the Transferor and the Servicer of the existence of a prefunding target amount and of the amount of the Transferor Interest that is to be the Segregated Transferor Interest in an amount equal to the prefunded amounts on deposit in the Principal Funding Accounts (as defined in the Indenture and any supplement thereto) for any series of Notes. Prior to the close of business on the day any

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Collections are deposited in the Collection Account during the Monthly Period in which such notice was given from and after the date of such notice, the Servicer will:

(a)   allocate to the Segregated Transferor Interest and deposit in the Finance Charge Account the aggregate amount of all Collections of Finance Charge Receivables allocable to the Segregated Transferor Interest with respect to such Monthly Period, and

(b)   on the following Transfer Date, (i) pay to the Series 2001-D Certificateholder an amount equal to the lesser of (x) the aggregate amount deposited in the Finance Charge Account pursuant to clause (a) above, and (y) the aggregate amount of all Prefunding Earnings Shortfalls (as defined in the Indenture and the related supplements thereto) for all tranches of Notes with respect to such Monthly Period and (ii) pay to the Holder of the Transferor Interest an amount equal to any excess; provided, however, that within two (2) Business Days of the occurrence of an Insolvency Event, the aggregate amount deposited into the Finance Charge Account pursuant to clause (a) on or prior to the occurrence of such Insolvency Event will, to the extent not previously paid to the Series 2001-D Certificateholder, be paid to the Series 2001-D Certificateholder.

SECTION 4.10   Class D Investor Charge-Offs; Reallocated Class D Principal Collections.

(a)   On or before each Transfer Date, the Servicer shall calculate the Aggregate Class D Investor Default Amount. If on any Transfer Date the Aggregate Class D Investor Default Amount for the immediately preceding Monthly Period exceeds the sum of the amount of Available Funds allocated and available to fund such amount pursuant to subsection 4.06(a)(ii), the Class D Investor Interest shall be reduced by the amount of such excess, but not by more than the lesser of the Aggregate Class D Investor Default Amount and the Class D Investor Interest for such Transfer Date (a "Class D Investor Charge-Off"). If on any Transfer Date prior to any applications pursuant to subsection 4.06(a)(ii) the Aggregate Class D Investor Default Amount exceeds the Class D Investor Interest, the Class D Investor Interest will be reduced to zero, and the amount by which the Aggregate Class D Investor Default Amount exceeds the Class D Investor Interest will be the "Aggregate Investor Default Amount." Following the reduction of the Class D Investor Interest due to Class D Investor Charge-Offs, the Class D Investor Interest thereafter shall be reimbursed on any Transfer Date (but not by an amount in excess of the aggregate Class D Investor Charge-Offs) by the amount of the Available Funds allocated and available for that purpose pursuant to subsection 4.06(a)(iii).

(b)   On or before each Transfer Date, the Servicer shall instruct the Trustee in writing (which writing shall be substantially in the form of Exhibit B to the Series 2001-D Supplement hereto) to withdraw from the Principal Account and apply Reallocated Class D Principal Collections as Available Funds. The amount of "Reallocated Class D Principal Collections" as of any Transfer Date shall be the excess (calculated prior to giving effect to any reallocations pursuant to Section 3.09 of the BAseries Indenture Supplement), if any, of the sum of the deposits, applications and payments to be made on such Transfer Date pursuant to subsections 3.01(a) and (b) of the BAseries Indenture Supplement over BAseries Available Funds (as such term is defined in the BAseries Indenture Supplement) for such Transfer Date (such excess, the "BAseries Available Funds Shortfall"). The Class D Investor Interest shall be reduced by the amount of any such Reallocated Class D Principal Collections, and thereafter shall be reimbursed on any Transfer Date (but not by an amount in excess of the Reallocated Class D Principal Collections) by the amount of the Available Funds allocated and available for that purpose pursuant to subsection 4.06(a)(iii). To the extent that the BAseries Available Funds Shortfall exceeds the Class D Investor Interest on any Transfer Date (determined after giving effect to any Class D Investor Charge-Offs on such Transfer Date), the Class D Investor Interest shall be reduced to zero, and the excess of the BAseries Available Funds Shortfall over the amount of any Reallocated Class D Principal Collections applied on such Transfer Date shall be reimbursed to the extent amounts are available therefor pursuant to Section 3.09 of the BAseries Indenture Supplement.

SECTION 6.   Article V of the Agreement. Article V of the Agreement shall read in its entirety as follows and shall be applicable only to the Series 2001-D Certificateholders and the Class D Certificateholder:

ARTICLE V
DISTRIBUTIONS AND REPORTS TO INVESTOR
CERTIFICATEHOLDERS

SECTION 5.01. Distributions. On each Transfer Date, the Trustee shall distribute (in accordance with the certificate delivered on or before the related Transfer Date by the Servicer to the Trustee pursuant to subsection 3.04(b)) to the Certificate Representative and the Class D Certificateholder the aggregate amount payable to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to Section 4.06 to the account of the Certificate Representative or Class D Certificateholder, as specified in writing by the Certificate Representative or the Class D Certificateholder, respectively, in immediately available funds.

SECTION 5.02. Monthly Series Certificateholders' Statement. On or before each Transfer Date, the Trustee shall forward to the Certificate Representative, the Class D Certificateholder and each Rating Agency a statement substantially in the form of Exhibit C to the Series 2001-D Supplement hereto prepared by the Servicer, delivered to the Trustee and the Transferor and setting forth, among other things, the following information:

(i)   the amount of the current distribution;

(ii)   the amount of the current distribution which constitutes Available Funds and Available Investor Principal Collections;

(iii)   the amount of Collections of Principal Receivables processed during the related Monthly Period and allocated to the Series 2001-D Certificateholders and the Class D Certificateholder;

(iv)   the amount of Collections of Finance Charge Receivables processed during the related Monthly Period and allocated to the Series 2001-D Certificateholders and the Class D Certificateholder;

(v)   the aggregate amount of Principal Receivables, the Investor Interest, the Class D Investor Interest, the Floating Allocation Investor Interest, the Principal Allocation Investor Interest, the Floating Investor Percentage and the Principal Investor Percentage with respect to the Principal Receivables in the Trust as of the end of the day on the Record Date;

(vi)   the aggregate outstanding balance of Accounts which were 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 or more days delinquent as of the end of the day on the Record Date;

(vii)   the Aggregate Investor Default Amount and the Aggregate Class D Investor Default Amount for the related Monthly Period;

(viii)   the amount of the Investor Servicing Fee, the Net Servicing Fee and the Servicer Interchange for the related Monthly Period; and

(ix)   such other items as are set forth in Exhibit C to the Series 2001-D Supplement hereto.

SECTION 7.   Series 2001-D Pay Out Events. If any one of the following events shall occur with respect to Series 2001-D:

(a)   failure on the part of the Transferor (i) to make any payment or deposit required by the terms of the Agreement or this Series Supplement, on or before the date occurring five days after the date such payment or deposit is required to be made herein or (ii) duly to observe or perform in any material respect any covenants or agreements of the Transferor set forth in the Agreement or this Series Supplement, which failure has a material adverse effect on the Series 2001-D Certificateholders (which determination shall be made without reference to whether any funds are available under the Class D Certificate) and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Transferor by the Trustee, or to the Transferor and the Trustee by the Holders of the Series 2001-D Certificate evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of this Series 2001-D, and continues to affect materially and adversely the interests of the Series 2001-D Certificateholders (which determination shall be made without reference to whether any funds are available under the Class D Certificate) for such period;

(b)   any representation or warranty made by the Transferor in the Agreement or this Series Supplement, or any information contained in a computer file or microfiche list required to be delivered by the Transferor pursuant to Section 2.01 or 2.06 of the Agreement, (i) shall prove to have been incorrect in any material respect when made or when delivered, which continues to be incorrect in any material respect for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Transferor by the Trustee, or to the Transferor and the Trustee by the Holders of the Series 2001-D Certificate evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of this Series 2001-D, and (ii) as a result of which the interests of the Series 2001-D Certificateholders (which determination shall be made without reference to whether any funds are available under the Class D Certificate) are materially and adversely affected and continue to be materially and adversely affected for such period; provided, however, that a Series 2001-D Pay Out Event pursuant to this subsection 7(b) hereof shall not be deemed to have occurred hereunder if the Transferor has accepted reassignment of the related Receivable, or all of such Receivables, if applicable, during such period in accordance with the provisions of the Agreement;

(c) the Transferor shall fail to convey Receivables arising under Additional Accounts, or Participations, to the Trust, as required by subsection 2.06(a) of the Agreement; or

(d) any Servicer Default shall occur which would have a material adverse effect on the Series 2001-D Certificateholders;

then, in the case of any event described in subsection 7(a), (b) or (d) hereof, after the applicable grace period set forth in such subparagraphs, if any, either the Trustee or Holders of the Series 2001-D Certificate evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of this Series 2001-D by notice then given in writing to the Transferor and the Servicer (and to the Trustee if given by the Series 2001-D Certificateholders) may declare that a pay out event (a "Series 2001-D Pay Out Event") has occurred as of the date of such notice, and in the case of any event described in subsection 7(c) hereof, a Series 2001-D Pay Out Event shall occur without any notice or other action on the part of the Trustee or the Series 2001-D Certificateholders immediately upon the occurrence of such event.

SECTION 8. Sale of Investor Interest Pursuant to Subsection 2.04(e) or 10.02(a) of the Agreement.

(a) (i) Notwithstanding anything to the contrary in this Series Supplement or the Agreement, the reassignment deposit amount with respect to Series 2001-D in connection with a reassignment of Principal Receivables pursuant to subsection 2.04(e) of the Agreement shall be equal to the Reassignment Amount for the first Transfer Date following the Monthly Period in which such reassignment obligation arises under the Agreement.

(ii) Notwithstanding anything to the contrary in this Series Supplement or the Agreement, the minimum bid in connection with a sale of Receivables pursuant to subsection 10.02(a) of the Agreement shall be equal to the Reassignment Amount for the first Transfer Date following the Monthly Period in which such sale of receivables obligation arises under the Agreement.

(b) With respect to the proceeds from any reassignment of Principal Receivables available for distribution to the Series 2001-D Certificateholders and the Class D Certificateholder as described in this Section 8 or any Termination Proceeds from the sale of

Receivables (or interests therein) allocable to the Investor Interest deposited into the Collection Account pursuant to subsection 12.01(b) of the Agreement, the Trustee shall, not later than 12:00 noon, New York City time, on the following Transfer Date, make deposits or distributions of such amounts and pay such amounts to the Series 2001-D Certificateholders and the Class D Certificateholder.

(c)   Notwithstanding anything to the contrary in this Series Supplement or the Agreement, the entire amount payable to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to subsection 10.02(a) of the Agreement and all amounts available for distribution to the Series 2001-D Certificateholders and the Class D Certificateholder shall be distributed in full to the Series 2001-D Certificateholders and the Class D Certificateholder on such date and shall be deemed to be a final distribution pursuant to Section 12.01 of the Agreement.

SECTION 9.   [Reserved.]

SECTION 10.   Sale of Receivables. Upon notice to the Trustee, the Transferor, the Class D Certificateholder and the Servicer by the Certificate Representative pursuant to the Indenture with respect to any tranche of accelerated Notes or any tranche of Notes which has reached its Legal Maturity Date, the Trustee will cause the Trust to sell to a Permitted Assignee Principal Receivables and the related Finance Charge Receivables (or interests therein) in an amount specified by the Certificate Representative which shall be a portion of the Investor Interest of Series 2001-D equal to the Nominal Liquidation Amount of the affected tranche of Notes, calculated as of the end of the prior Monthly Period (after giving effect to deposits and distributions otherwise to be made with respect to such Monthly Period). The proceeds from such sale shall be immediately paid to the Certificate Representative.

SECTION 11.   Series 2001-D Termination. The right of the Series 2001-D Certificateholders and the Class D Certificateholder to receive payments from the Trust will terminate on the first Business Day following the earlier to occur of (i) the date designated by the Transferor following the last occurring Legal Maturity Date of any tranche of Notes, and (ii) the Trust Termination Date.

SECTION 12.   Counterparts. This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

SECTION 13.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Series Supplement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Series Supplement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Series Supplement involves at least $100,000.00, and (b) that this Series Supplement has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

SECTION 14.   Additional Notices. For so long as the Series 2001-D Certificate shall be outstanding, the Transferor agrees to provide Fitch with the notice provided to each Rating Agency in subsection 2.06(c)(i) of the Agreement and agrees to provide to Fitch and Standard and Poor's the Opinion of Counsel provided to Moody's pursuant to subsection 2.06(c)(vi) of the Agreement, in each case in the times and the manner provided for in such subsections.

SECTION 15.   Additional Representations and Warranties of the Servicer. The Servicer hereby makes as of the date hereof, and any Successor Servicer by its appointment under the Agreement shall make the following representations and warranties:

(a)   All Consents. All authorizations, consents, orders or approvals of or registrations or declarations with any Governmental Authority required to be obtained, effected or given by the Servicer in connection with the execution and delivery of this Series Supplement by the Servicer and the performance of the transactions contemplated by this Series Supplement by the Servicer, have been duly obtained, effected or given and are in full force and effect.

(b)   Rescission or Cancellation. The Servicer shall not cause or authorize any rescission or cancellation of any Receivable except as ordered by a court of competent jurisdiction or other Governmental Authority or in accordance with the normal operating procedures of the Servicer.

(c)   Receivables Not To Be Evidenced by Promissory Notes. Except in connection with its enforcement or collection of an Account, the Servicer will take no action to cause any Receivable to be evidenced by an instrument or chattel paper (as defined in the Delaware UCC).

SECTION 16.   No Petition. To the fullest extent permitted by applicable law, the Transferor, the Servicer and the Trustee, by entering into this Series Supplement, and each Series 2001-D Certificateholder and the Class D Certificateholder, by accepting the Series 2001-D Certificate and the Class D Certificate, respectively, or any portion thereof, hereby covenant and agree that they will not at any time institute against the Trust, or join in any institution against the Trust of, any bankruptcy proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Series 2001-D Certificateholders, the Class D Certificateholder, the Agreement or this Series Supplement.

To the fullest extent permitted by applicable law, the Servicer and the Trustee, by entering into this Series Supplement, and each Series 2001-D Certificateholder and the Class D Certificateholder, by accepting the Series 2001-D Certificate and the Class D Certificate, respectively, or any portion thereof, hereby covenant and agree that they will not at any time institute against the Transferor, or join in any institution against the Transferor of, any bankruptcy proceedings under any United States Federal or state bankruptcy or similar law.

SECTION 17.   Certain Tax Related Amendments. In addition to being subject to amendment pursuant to any other provisions relating to amendments in either the Agreement or this Series Supplement, this Series Supplement may be amended by the Transferor without the consent of the Servicer, Trustee, any Series 2001-D Certificateholder or the Class D Certificateholder if the Transferor provides the Trustee with (i) an Opinion of Counsel to the effect that such amendment or modification would reduce the risk the Trust would be treated as taxable as a publicly traded partnership pursuant to Code section 7704 and (ii) a certificate that such amendment or modification would not materially and adversely affect any Series 2001-D Certificateholder; provided, that no such amendment shall be deemed effective without the Trustee's consent, if the Trustee's rights, duties and obligations hereunder are thereby modified. Promptly after the effectiveness of any amendment pursuant to this Section 17, the Transferor shall deliver a copy of such amendment to each of the Servicer, the Trustee and each Rating Agency.

SECTION 18.   Treatment of Note Owners and Noteholders. For purposes of any provision of the Agreement or this Series Supplement requiring or permitting actions with the consent of, or at the direction of, Certificate Owners, Investor Certificateholders generally or Series 2001-D Certificateholders specifically, in each case, individually or owning or holding a specified percentage of the aggregate unpaid principal amount of the applicable Investor Certificates, (a) each Note Owner and Noteholder will be deemed to be a Series 2001-D Certificate Owner or Certificateholder, as applicable; (b) each Note Owner and Noteholder will be deemed to be the Certificate Owner or Holder, as applicable, of an aggregate unpaid principal amount of the Series 2001-D Certificate equal to the Adjusted Outstanding Dollar Principal Amount of such Note Owner's or Noteholder's Notes; (c) each series of Notes under the Indenture will be deemed to be a separate Series of Investor Certificates and the Note Owner and Holder of a Note of such series will be deemed to be the Certificate Owner or Holder, as applicable, of an aggregate unpaid principal amount of such Series of Investor Certificates equal to the Adjusted Outstanding Dollar Principal Amount of such Note Owner's or Noteholder's Notes of such series; (d) each tranche of Notes under the Indenture will be deemed to be a separate Class of Investor Certificates and the Note Owner and Holder of a Note of such tranche will be deemed to be the Certificate Owner or Holder, as applicable, of an aggregate unpaid principal amount of such Class of Investor Certificates equal to the Adjusted Outstanding Dollar Principal Amount of such Note Owner or Noteholder's Notes of such tranche; and (e) any Notes owned by the BA Credit Card Trust, the Transferor, the Servicer, any other holder of the Transferor Interest or any Affiliate thereof, and in addition, for purposes of subsection 14.02(a) or 14.02(b) of the Agreement, Notes owned by BANA, the Asset Representations Reviewer or any Affiliate thereof, will be deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such consent or direction, only Notes which a Responsible Officer in the Corporate Trust Office of the Trustee knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded and may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Transferor, the Servicer, any other holder of the Transferor Interest or any Affiliate thereof, and in addition, for purposes of subsection 14.02(a) or 14.02(b) of the Agreement, the pledgee is not BANA, the Asset Representations Reviewer or any Affiliate thereof.

SECTION 19.   Transfer of the Series 2001-D Certificate or the Class D Certificate.

(a)   After the Closing Date, the Series 2001-D Certificate may not be sold, participated, transferred, assigned, exchanged or otherwise pledged or conveyed in whole or in part except upon the prior delivery to the Master Trust Trustee and the Owner Trustee of a Master Trust Tax Opinion and an Issuer Tax Opinion (as defined in the Indenture), respectively, with respect thereto.

(b)   After the Amendment Closing Date, the Class D Certificate may not be sold, participated, transferred, assigned, exchanged or otherwise pledged or conveyed in whole or in part.

SECTION 20.   Annual Servicer's Certificate for Series 2001-D. For purposes of the Officer's Certificate prepared and delivered by the Servicer in accordance with Section 3.05 of the Agreement, with regard to Series 2001-D such Officer's Certificate shall include a review of the Servicer's activities and obligations under the Agreement, this Series Supplement and the Indenture.

SECTION 21.   Annual Independent Accountants' Servicing Report.

(a)   With regard to any tranche of Notes or any additional Notes the offer and sale of which (i) commences on or before December 31, 2005 or (ii) is not registered with the Commission under the Securities Act, on or before the 90th day following the end of each fiscal year of the Trust and BA Credit Card Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), the Servicer, on behalf of the Trust, shall cause a firm of nationally recognized independent certified public accountants (who may also render other services to the Servicer or the Transferor) to furnish reports prepared in accordance with subsections 3.06(a) and (b) of the Agreement. A copy of such reports may be obtained by any Series 2001-D Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

(b)   Notwithstanding any provision of Section 3.06 of the Agreement or subsection 21(a) to the contrary, with regard to any tranche of Notes or any additional Notes the offer and sale of which (i) commences after December 31, 2005 and (ii) is registered with the Commission under the Securities Act, on or before the 90th day following the end of each fiscal year of the Trust and BA Credit Card Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), commencing with the fiscal year ending June 30, 2006, the Servicer shall cause a firm of nationally recognized independent public accountants (who may also render other services to the Servicer or the Transferor) to furnish, as provided in Section 13.05 of the

Agreement, to the Trustee, the Transferor and the Rating Agency each attestation report on assessments of compliance with the Servicing Criteria with respect to the Servicer or any affiliate thereof during the immediately preceding fiscal year delivered by such accountants pursuant to Rule 13(a)-18 or Rule 15(d)-18 of the Exchange Act and Item 1122 of Regulation AB.

A copy of such report (or reports, as applicable) may be obtained by any Series 2001-D Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

SECTION 22.   Compliance with Regulation AB.

(a)   Intent of the Parties; Reasonableness. The Transferor, the Trustee and the Servicer acknowledge and agree that the purpose of this Section 22 is to facilitate compliance by the Transferor with the provisions of Regulation AB and related rules and regulations of the Securities and Exchange Commission (the "Commission"). The Transferor shall not exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than the Transferor's compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Trustee agrees to cooperate in good faith with any reasonable request by the Transferor for information regarding the Trustee which is required in order to enable the Transferor to comply with the provisions of Items 1109(a)(1), 1109(a)(2), 1117, 1118, 1119 and 1122 of Regulation AB as it relates to the Trustee or to the Trustee's obligations under the Agreement or this Series Supplement. The Servicer shall cooperate fully with the Transferor to deliver to the Transferor (including any of its assignees or designees), any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Transferor to permit the Transferor to comply with the provisions of Regulation AB, together with such disclosures relating to the Servicer and the Accounts, or the servicing of the Receivables, reasonably believed by the Transferor to be necessary in order to effect such compliance.

(b)   Additional Representations and Warranties of the Trustee. The Trustee shall be deemed to represent to the Transferor, as of the date on which information is provided to the Transferor under subsection 22(c) that, except as disclosed in writing to the Transferor prior to such date: (i) neither the execution or the delivery by the Trustee of the Agreement or this Series Supplement, the performance by the Trustee of its obligations under the Agreement or this Series Supplement nor the consummation of any of the transactions by the Trustee contemplated thereby, is in violation of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which the Trustee is a party or by which it is bound, which violation would have a material adverse effect on the Trustee's ability to perform its obligations under the Agreement or this Series Supplement, or of any judgment or order applicable to the Trustee; and (ii) there are no proceedings pending or threatened against the Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would have a material adverse effect on the right, power and authority of the Trustee to enter into the Agreement or this Series Supplement or to perform its obligations under the Agreement or this Series Supplement.

(c)　Information to Be Provided by the Trustee. The Trustee shall (i) on or before the final Business Day of each month, provide to the Transferor, in writing, such information regarding the Trustee as is requested for the purpose of compliance with Item 1117 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Trustee of any changes to such information, provide to the Transferor, in writing, such updated information.

　　The Trustee shall (i) on or before the final Business Day of each January, April, July and October, provide to the Transferor such information regarding the Trustee as is requested for the purpose of compliance with Items 1109(a)(1), 1109(a)(2), 1118 and 1119 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Trustee of any changes to such information, provide to the Transferor, in writing, such updated information. Such information shall include, at a minimum:

　　(A)　the Trustee's name and form of organization;

　　(B)　a description of the extent to which the Trustee has had prior experience serving as a trustee for asset-backed securities transactions involving credit card receivables;

　　(C)　a description of any affiliation or relationship between the Trustee and any of the following parties to a Securitization Transaction, as such parties are identified to the Trustee by the Transferor in writing in advance of such Securitization Transaction:

(1)　the sponsor;
(2)　any depositor;
(3)　the issuing entity;
(4)　any servicer;
(5)　any trustee;
(6)　any originator;
(7)　any significant obligor;
(8)　any enhancement or support provider; and
(9)　any other material transaction party.

　　(D)　In connection with the above-listed parties, a description of whether there is, and if so the general character of, any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party, apart from the asset-backed securities transaction, that currently exists or that existed during the past two years and that is material to an investor's understanding of the asset-backed securities.

　　(d)　Report on Assessment of Compliance and Attestation. On or before the 60th day following the end of each fiscal year of the Trust and BA Credit Card Trust, commencing in [2016], the Trustee shall:

(i)   deliver to the Transferor and the Servicer a report regarding the Trustee's assessment of compliance with the Servicing Criteria during the immediately preceding fiscal year, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Transferor and the Servicer and signed by an authorized officer of the Trustee, and shall address each of the Servicing Criteria specified in Exhibit E hereto or such criteria as mutually agreed upon by the Transferor and the Trustee;

(ii)   deliver to the Transferor and the Servicer a report of a registered public accounting firm reasonably acceptable to the Transferor that attests to, and reports on, the assessment of compliance made by the Trustee and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act; and

(iii)   deliver to the Transferor, the Servicer and any other Person that will be responsible for signing the certification (a "Sarbanes Certification") required by Rules 13a-14(d) and 15d-14(d) under the Exchange Act (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) on behalf of the Trust, BA Credit Card Trust or the Transferor with respect to a Securitization Transaction a certification, signed by any Vice President or more senior officer of the Trustee, substantially in the form attached hereto as Exhibit D or such form as mutually agreed upon by the Transferor and the Trustee.

The Trustee acknowledges that the parties identified in clause (iii) above may rely on the certification provided by the Trustee pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission.

(e)   Additional Representations and Warranties of the Servicer. The Servicer shall be deemed to represent to the Transferor, as of the date on which information is provided to the Transferor under subsection 22(f) that, except as disclosed in writing to the Transferor prior to such date to the best of its knowledge: (i) the Servicer is not aware and has not received notice that any default, early amortization or other performance triggering event has occurred as to any other securitization due to any act or failure to act of the Servicer; (ii) the Servicer has not been terminated as servicer in a securitization involving credit card receivables, either due to a servicing default or to application of a servicing performance test or trigger; (iii) no material noncompliance with the applicable servicing criteria with respect to other securitizations of credit card receivables involving the Servicer as servicer has been disclosed or reported by the Servicer; (iv) no material changes to the Servicer's policies or procedures with respect to the servicing function it will perform under the Agreement and this Series Supplement have occurred during the three-year period immediately preceding the related Securitization Transaction; (v) there are no aspects of the Servicer's financial condition that could have a material adverse effect on the performance by the Servicer of its servicing obligations under the Agreement or this Series Supplement; and (vi) there are no material legal or governmental proceedings pending (or known to be contemplated) against the Servicer, any Subservicer or any unaffiliated third-party originator of Receivables.

(f) <u>Information to Be Provided by the Servicer</u>. In connection with any Securitization Transaction, the Servicer shall (i) within five (5) Business Days following request by the Transferor, provide to the Transferor, in writing, the information specified in this subsection, and (ii) as promptly as practicable following notice to or discovery by the Servicer of any changes to such information, provide to the Transferor, in writing, such updated information.

(i) If so requested by the Transferor, the Servicer shall provide to the Transferor such information regarding the Servicer and each Subservicer (each of the Servicer and each Subservicer, for purposes of this paragraph, a "<u>Servicing Party</u>"), as is requested for the purpose of compliance with Item 1108 of Regulation AB. Such information shall include, at a minimum:

(A) the Servicing Party's name and form of organization;

(B) a description of how long the Servicing Party has been servicing credit card receivables; a general discussion of the Servicing Party's experience in servicing assets of any type as well as a more detailed discussion of the Servicing Party's experience in, and procedures for, the servicing function it will perform under the Agreement and this Series Supplement; information regarding the size, composition and growth of the Servicing Party's portfolio of credit card accounts of a type similar to the Accounts and information on factors related to the Servicing Party that may be material, in the good faith judgment of the Transferor, to any analysis of the servicing of the Receivables or the related asset-backed securities, as applicable, including, without limitation:

(1) whether any prior securitizations of credit card receivables involving the Servicing Party defaulted or experienced an early amortization or other performance triggering event because of servicing during the three-year period immediately preceding the related Securitization Transaction;

(2) the extent of outsourcing the Servicing Party utilizes;

(3) whether there has been previous disclosure of material noncompliance with the applicable servicing criteria with respect to other securitizations of credit card receivables involving the Servicing Party as a servicer during the three-year period immediately preceding the related Securitization Transaction;

(4) whether the Servicing Party has been terminated as servicer in a securitization of credit card receivables, either due to a servicing default or to application of a servicing performance test or trigger; and

(5) such other information as the Transferor may reasonably request for the purpose of compliance with Item 1108(b)(2) of Regulation AB;

(C) a description of any material changes during the three-year period immediately preceding the related Securitization Transaction to the Servicing Party's policies or procedures with respect to the servicing function it will perform under the Agreement and this Series Supplement;

(D) information regarding the Servicing Party's financial condition, to the extent that there is a material risk that an adverse financial event or circumstance involving the Servicing Party could have a material adverse effect on the performance by the Servicing Party of its servicing obligations under the Agreement or this Series Supplement;

(E) a description of the Servicing Party's processes and procedures designed to address any special or unique factors involved in servicing;

(F) a description of the Servicing Party's processes for handling delinquencies, losses, bankruptcies and recoveries, such as sale of defaulted receivables; and

(G) information as to how the Servicing Party defines or determines delinquencies and charge-offs, including the effect of any grace period, re-aging, restructuring, partial payments considered current or other practices with respect to delinquency and loss experience.

(ii)   As a condition to the succession to the Servicer or any Subservicer as servicer or subservicer under the Agreement or this Series Supplement by any Person (A) into which the Servicer or such Subservicer may be merged or consolidated, or (B) which may be appointed as a successor to the Servicer or such Subservicer, the Servicer shall provide to the Transferor at least fifteen (15) calendar days prior to the effective date of such succession or appointment, (x) written notice to the Transferor of such succession or appointment and (y) in writing and in form and substance reasonably satisfactory to the Transferor, all information reasonably requested by the Transferor in order to comply with its reporting obligation under Item 6.02 of Form 8-K with respect to any Series or Class, or any Notes issued by BA Credit Card Trust.

(iii)   In addition to such information as the Servicer is obligated to provide pursuant to other provisions of the Agreement and this Series Supplement, if so requested by the Transferor, the Servicer shall provide to the Transferor such information regarding the performance or servicing of the Receivables as is reasonably required to facilitate preparation of distribution reports in accordance with Item 1121 of Regulation AB. Such information shall be provided concurrently with the distribution reports otherwise required to be delivered monthly by the Servicer under the Agreement and this Series Supplement, commencing with the first such report due not less than ten (10) Business Days following such request.

(g) <u>Report on Assessment of Compliance and Attestation</u>. On or before the 60th day following the end of each fiscal year of the Trust and BA Credit Card Trust, commencing in [2016], the Servicer shall:

(i) deliver to the Transferor a report regarding the Servicer's assessment of compliance with the Servicing Criteria during the immediately preceding calendar year, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Transferor and signed by an authorized officer of the Servicer, and shall address each of the Servicing Criteria specified in Exhibit E or such criteria as mutually agreed upon by the Transferor and the Servicer;

(ii) deliver to the Transferor a report of a registered public accounting firm reasonably acceptable to the Transferor that attests to, and reports on, the assessment of compliance made by the Servicer and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act;

(iii) cause each Servicing Participant to deliver to the Transferor an assessment of compliance and accountants' attestation as and when provided in paragraphs (i) and (ii) of this subsection; and

(iv) deliver to the Transferor and any other Person that will be responsible for signing the Sarbanes Certification on behalf of the Trust, BA Credit Card Trust or the Transferor with respect to a Securitization Transaction a certification in the form attached hereto as Exhibit D.

The Servicer acknowledges that the parties identified in clause (iv) above may rely on the certification provided by the Servicer pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission.

Each assessment of compliance provided by a Subservicer pursuant to subsection 22(f)(i) shall address each of the Servicing Criteria specified on a certification substantially in the form of Exhibit E hereto delivered to the Transferor upon reasonable request of the Transferor after the execution of the Agreement or, in the case of a Subservicer subsequently appointed as such, on or prior to the date of such appointment. An assessment of compliance provided by a Servicing Participant (other than the Servicer or any Subservicer) pursuant to subsection 22(f)(iii) need not address any elements of the Servicing Criteria other than those specified by the Servicer pursuant to subsection 22(g).

(h) <u>Use of Subservicers and Servicing Participants</u>.

(i) The Servicer shall use its best efforts to hire or otherwise utilize only the services of Subservicers that agree to comply with the provisions of this subsection 22(g)(i). The Servicer shall use its best efforts to hire or otherwise utilize only the services of Servicing Participants, and shall use its best efforts to ensure that

Subservicers hire or otherwise utilize only the services of Servicing Participants, to fulfill any of the obligations of the Servicer as servicer under the Agreement or this Series Supplement, if those Servicing Participants agree to comply with the provisions of subsection 22(g)(ii).

(ii)   It shall not be necessary for the Servicer to seek the consent of the Transferor to the utilization of any Subservicer. The Servicer shall use its best efforts to cause any Subservicer used by the Servicer (or by any Subservicer) for the benefit of the Transferor to comply with the provisions of this subsection 22(g) and with Section 3.05 of the Agreement and subsections 22(e) and (f) to the same extent as if such Subservicer were the Servicer. The Servicer shall be responsible for obtaining from each Subservicer and delivering to the Transferor any servicer compliance statement required to be delivered by such Subservicer under Section 3.05 of the Agreement, any assessment of compliance and attestation required to be delivered by such Subservicer under subsection 22(f) and any certification required to be delivered to the Person that will be responsible for signing the Sarbanes Certification under subsection 22(f) as and when required to be delivered.

SECTION 23.   Clarifying Items Relating to Fourth Amended and Restated Series 2001-D Supplement.

(a)   To the extent this Series Supplement requires that certain actions are to be taken as of a date prior to the date of this Series Supplement, the taking of such action by the applicable party under the Original Series 2001-D Supplement, the Amended and Restated Series 2001-D Supplement, the Second Amended and Restated Series 2001-D Supplement, the Third Amended and Restated Series 2001-D Supplement, or the Fourth Amended and Restated Series 2001-D Supplement shall constitute satisfaction of such requirement and each party hereto confirms each of the actions taken by it prior to the date of this Series Supplement under the Fourth Amended and Restated Series 2001-D Supplement.

(b)   Each of the parties hereto hereby confirms (i) that prior to the date hereof, the Fourth Amended and Restated Series 2001-D Supplement governed the transactions contemplated by this Series Supplement, (ii) actions taken in connection with the Fourth Amended and Restated Series 2001-D Supplement, (iii) that any rights and obligations created or incurred pursuant to the Fourth Amended and Restated Series 2001-D Supplement carry forward to the applicable party under this Series Supplement, and (iv) that all representations, warranties, covenants and agreements in the Fourth Amended and Restated Series 2001-D Supplement applicable to any date prior to the date hereof remain in full force and effect with respect to such dates.

(c)   All references to the Original Series 2001-D Supplement, the Amended and Restated Series 2001-D Supplement, the Second Amended and Restated Series 2001-D Supplement, the Third Amended and Restated Series 2001-D Supplement, or the Fourth Amended and Restated Series 2001-D Supplement in any other instruments or documents shall be deemed to constitute a reference to this Series Supplement on and after the date hereof.

IN WITNESS WHEREOF, the Transferor, the Servicer and the Trustee have caused this Fifth Amended and Restated Series 2001-D Supplement to be duly executed by their respective officers as of the day and year first above written.

BA CREDIT CARD FUNDING, LLC, as Transferor

By: _____
     Name:
     Title:

BANK OF AMERICA, NATIONAL ASSOCIATION, as Servicer

By: _____
     Name:
     Title:

THE BANK OF NEW YORK MELLON, as Trustee

By: _____
     Name:
     Title:

FORM OF CERTIFICATE

THE HOLDER HEREOF, BY PURCHASING THIS SERIES 2001-D CERTIFICATE, AGREES THAT IT IS ACQUIRING THIS SERIES 2001-D CERTIFICATE FOR ITS OWN ACCOUNT (AND NOT FOR THE ACCOUNT OF OTHERS) AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, THE PUBLIC DISTRIBUTION HEREOF AND THAT NEITHER THIS SERIES 2001-D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED, EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED AND ANY APPLICABLE PROVISIONS OF ANY STATE SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH PROVISIONS. THE TRANSFER OF THIS SERIES 2001-D CERTIFICATE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, NEITHER THIS SERIES 2001-D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED, ASSIGNED, EXCHANGED OR OTHERWISE PLEDGED OR CONVEYED, EXCEPT IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

No. ___

BA MASTER CREDIT CARD TRUST II
SERIES 2001-D CERTIFICATE
ASSET BACKED CERTIFICATE, SERIES 2001-D

Evidencing an Undivided Interest in a trust, the corpus of which consists of a portfolio of MasterCard®, VISA® and American Express credit card receivables generated or acquired by Bank of America, National Association and other assets and interests constituting the Trust under the Pooling and Servicing Agreement described below.

(Not an interest in or obligation of
BA Credit Card Funding, LLC
or any Affiliate thereof.)

This certifies that _____ (the "Investor Certificateholder") is the registered owner of an Undivided Interest in BA Master Credit Card Trust II (the "Trust"), the corpus of which consists of a portfolio of receivables (the "Receivables") now existing or hereafter created and arising in connection with selected

MasterCard, VISA and American Express∗ credit card accounts (the "Accounts") of Bank of America, National Association, a national banking association organized under the laws of the United States, all monies due or to become due in payment of the Receivables (including all Finance Charge Receivables but excluding recoveries on any charged-off Receivables), the right to certain amounts received as Interchange with respect to the Accounts and the other assets and interests constituting the Trust pursuant to a Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], as supplemented by the Fifth Amended and Restated Series 2001-D Supplement, dated as of [November 23, 2015] (collectively, the "Pooling and Servicing Agreement"), by and among BA Credit Card Funding, LLC, as Transferor (the "Transferor"), Bank of America, National Association, as Servicer (the "Servicer"), and The Bank of New York Mellon, as Trustee (the "Trustee"), a summary of certain of the pertinent provisions of which is set forth hereinbelow.

To the extent not defined herein, capitalized terms used herein have the respective meanings assigned to them in the Pooling and Servicing Agreement. This Investor Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Investor Certificateholder by virtue of the acceptance hereof assents and by which the Investor Certificateholder is bound.

Although a summary of certain provisions of the Pooling and Servicing Agreement is set forth below, this Investor Certificate is qualified in its entirety by the terms and provisions of the Pooling and Servicing Agreement and reference is made to that Pooling and Servicing Agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee.

Beginning on July 13, 2001 and on each Transfer Date thereafter, the Trustee shall distribute to the Investor Certificateholders of record as of the last Business Day of the calendar month preceding such Transfer Date such amounts as are payable pursuant to the Pooling and Servicing Agreement and as are requested by the certificate delivered to the Trustee by the Servicer pursuant to Section 5.01 of the Pooling and Servicing Agreement. The Series 2001-D Termination Date is the earlier the occur of (i) the date designated by the Transferor following the last occurring Legal Maturity Date of any tranche of Notes and (ii) the Trust Termination Date. Principal with respect to the Series 2001-D Certificates will be paid under the circumstances described in the Pooling and Servicing Agreement.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Investor Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement, or be valid for any purpose.

This Investor Certificate shall constitute a "security" within the meaning of (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in

---

∗   VISA®, MasterCard® and American Express® are federally registered servicemarks of Visa International Service Association, MasterCard International Incorporated and American Express Company, respectively.

effect from time to time in the State of Delaware and (ii) the Uniform Commercial Code of any other applicable jurisdiction that presently or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

This Investor Certificate shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

IN WITNESS WHEREOF, BA Credit Card Funding, LLC has caused this Series 2001-D Certificate to be duly executed by its Authorized Officer.

BA CREDIT CARD FUNDING, LLC, as
  Transferor

By: _____
    Authorized Officer

Date: _____ __, ____

<u>Form of Trustee's Certificate of Authentication</u>

<u>CERTIFICATE OF AUTHENTICATION</u>

This is one of the Series 2001-D Certificates referred to in the within-mentioned Pooling and Servicing Agreement.

THE BANK OF NEW YORK MELLON,
  Trustee

By: _____
      Authorized Officer

Date: _____ __, ____

A-5

FORM OF CLASS D CERTIFICATE

THIS CLASS D ASSET BACKED CERTIFICATE, SERIES 2001-D (THE "CLASS D CERTIFICATE") HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CLASS D CERTIFICATE, AGREES THAT IT IS ACQUIRING THIS CLASS D CERTIFICATE FOR ITS OWN ACCOUNT (AND NOT FOR THE ACCOUNT OF OTHERS) AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, THE PUBLIC DISTRIBUTION HEREOF AND THAT NEITHER THIS CLASS D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED, EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE PROVISIONS OF ANY STATE SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH PROVISIONS. THE TRANSFER OF THIS CLASS D CERTIFICATE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, NEITHER THIS CLASS D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED, ASSIGNED, EXCHANGED OR OTHERWISE PLEDGED OR CONVEYED, EXCEPT IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

No. 1

BA MASTER CREDIT CARD TRUST II
CLASS D
ASSET BACKED CERTIFICATE, SERIES 2001-D

Evidencing an Undivided Interest in certain assets of the BA Master Credit Card Trust II, the corpus of which consists of a portfolio of MasterCard®, VISA® and American Express® credit card receivables originated or acquired by Bank of America, National Association and other assets and interests constituting the Trust under the Pooling and Servicing Agreement described below.

(Not an interest in or obligation of
Bank of America, National Association
or any Affiliate thereof.)

This certifies that BA Credit Card Funding, LLC (the "Class D Certificateholder") is the registered owner of an Undivided Interest in a trust (the "Trust"), the corpus of which consists of a portfolio of receivables (the "Receivables") now existing or hereafter created and arising in connection with selected MasterCard, VISA and American Express* credit card accounts (the "Accounts") of Bank of America, National Association, a national banking association organized under the laws of the United States, all monies due or to become due in respect to such Receivables (including all Finance Charge Receivables), all Interchange allocable to the Trust, all proceeds of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof, in each case pursuant to a Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], as supplemented by the Fifth Amended and Restated Series 2001-D Supplement, dated as of [November 23, 2015] (as amended, supplemented and modified as of the date hereof, collectively, the "Pooling and Servicing Agreement"), by and among BA Credit Card Funding, LLC, as Transferor (the "Transferor"), Bank of America, National Association, as Servicer (the "Servicer"), and The Bank of New York Mellon, as Trustee (the "Trustee"), a summary of certain of the pertinent provisions of which is set forth herein.

To the extent not defined herein, capitalized terms used herein have the respective meanings assigned to them in the Pooling and Servicing Agreement. This Class D Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Class D Certificateholder by virtue of the acceptance hereof assents and by which the Class D Certificateholder is bound.

Although a summary of certain provisions of the Pooling and Servicing Agreement is set forth below, this Class D Certificate is qualified in its entirety by the terms and provisions of the Pooling and Servicing Agreement and reference is made to that Pooling and Servicing Agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee.

Beginning on March 13, 2009 and on each Transfer Date thereafter, the Trustee shall distribute to the Class D Certificateholder of record as of the last Business Day of the calendar month preceding such Transfer Date such amounts as are payable pursuant to the Pooling and Servicing Agreement and as are requested by the certificate delivered to the Trustee by the Servicer pursuant to Section 5.01 of the Pooling and Servicing Agreement. The Series 2001-D Termination Date is the earlier to occur of (i) the date designated by the Transferor following the last occurring Legal Maturity Date of any tranche of Notes, and (ii) the Trust Termination Date. Principal with respect to the Series 2001-D Certificates will be paid under the circumstances described in the Pooling and Servicing Agreement.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Class D Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement, or be valid for any purpose.

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*   MasterCard®, VISA® and American Express® are federally registered servicemarks of MasterCard International Inc., Visa International Service Association, and American Express Company, respectively.

This Class D Certificate shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

IN WITNESS WHEREOF, BA Credit Card Funding, LLC has caused this Class D Asset Backed Certificate, Series 2001-D to be duly executed by its Authorized Officer.

BA CREDIT CARD FUNDING, LLC, as Transferor

By: _____

Authorized Officer

Date: _____ __, ____

<u>Form of Trustee's Certificate of Authentication</u>

<u>CERTIFICATE OF AUTHENTICATION</u>

This is one of the Series 2001-D Certificates referred to in the within-mentioned Pooling and Servicing Agreement.

THE BANK OF NEW YORK MELLON,
  Trustee

By: _____
     Authorized Officer

Date: _____ __, ____

**FORM OF MONTHLY PERFORMANCE STATEMENT AND NOTIFICATION
TO THE TRUSTEE
BANK OF AMERICA, NATIONAL ASSOCIATION
BA MASTER CREDIT CARD TRUST II, SERIES 2001-D
MONTHLY PERIOD ENDING _____ __, ____**

Capitalized terms used in this notice have their respective meanings set forth in the Pooling and Servicing Agreement. References herein to certain sections and subsections are references to the respective sections and subsections of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement. This notice is delivered pursuant to Section 4.06.

A) Bank of America, National Association is the Servicer under the Pooling and Servicing Agreement.
B) The undersigned is a Servicing Officer.
C) The date of this notice is on or before the related Transfer Date under the Pooling and Servicing Agreement.

I. INSTRUCTION TO MAKE A WITHDRAWAL

Pursuant to Section 4.06, the Servicer does hereby instruct the Trustee (i) to make withdrawals from the Finance Charge Account and the Principal Account on _____ __, ____, which date is a Transfer Date under the Pooling and Servicing Agreement, in aggregate amounts set forth below in respect of the following amounts and (ii) to apply the proceeds of such withdrawals in accordance with subsection 3(a) of the Series 2001-D Supplement and Section 4.06 of the Pooling and Servicing Agreement:

A. Pursuant to subsection 3(a) of the Series 2001-D Supplement:

    1. Servicer Interchange $_____

B. Pursuant to subsection 4.06(b)(iii):

    1. Amount to be treated as Shared Principal Collections $_____

C. Pursuant to subsection 4.06(b)(iv):

    1. Amount to be paid to the Holder of the Transferor Interest $_____

    2. Unallocated Principal Collections $_____

D.   Pursuant to <u>subsection 4.06(c)(iii)</u>:

        1.   Amount to be paid to the Holder of the Transferor
                Interest $_____

        2.   Unallocated Principal Collections $_____

II.   INSTRUCTION TO MAKE CERTAIN PAYMENTS

Pursuant to <u>Section 4.06</u>, the Servicer does hereby instruct the Trustee to pay in accordance with <u>Section 5.01</u> to the account of the Certificate Representative on _____ __, ____, which date is a Transfer Date under the Pooling and Servicing Agreement, the amounts as set forth below:

A.   Pursuant to <u>subsection 4.06(a)</u>:

        1.   Amount of Available Funds payable pursuant to
                <u>subsections 3.01(a)</u> through <u>(g)</u> of the BAseries Indenture
                Supplement to be distributed to the Series 2001-D
                Certificateholders from the Finance Charge Account $_____

        2.   Amount of Available Funds to be treated as Available
                Investor Principal Collections in respect of the
                Aggregate Class D Investor Default Amount $_____

        3.   Amount of Available Funds to be treated as Available
                Investor Principal Collections in respect of
                reimbursements of Class D Investor Charge-Offs or
                Reallocated Class D Principal Collections $_____

        4.   Amount of Available Funds payable pursuant to
                <u>subsection 3.01(h)</u> of the BAseries Indenture Supplement
                to be distributed to the Series 2001-D Certificateholders
                from the Finance Charge Account $_____

B.   Pursuant to <u>subsection 4.06(b)</u>:

        1.   Series 2001-D Monthly Principal Payment to be
                distributed to the Series 2001-D Certificateholders
                from the Principal Account $_____

        2.   Class D Monthly Principal Amount to be distributed to
                the Class D Certificateholder from the Principal Account $_____

C.   Pursuant to <u>subsection 4.06(c)</u>:

        1.   Amount to be distributed to the Series 2001-D
                Certificateholders from the Principal Account $_____

        2.   Amount to be distributed to the Class D
                Certificateholder from the Principal Account $_____

IN WITNESS WHEREOF, the undersigned has duly executed this certificate this ___ th day _____, ____.

BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By: _____
    Name:
    Title:

EXHIBIT C

FORM OF MONTHLY SERIES 2001-D CERTIFICATEHOLDERS' STATEMENT

Series 2001-D

BA CREDIT CARD FUNDING, LLC

BA MASTER CREDIT CARD TRUST II

_____

MONTHLY PERIOD ENDING _____ __, 20__

_____

The information which is required to be prepared with respect to the Transfer Date of _____ __, 20__ and with respect to the performance of the Trust during the related Monthly Period.

Capitalized terms used in this Statement have their respective meanings set forth in the Pooling and Servicing Agreement.

The program documents for the BA Master Credit Card Trust II and the BA Credit Card Trust have been included as exhibits to a shelf registration statement on Form SF-3 filed with the Securities and Exchange Commission by BA Credit Card Funding, LLC, BA Master Credit Card Trust II and BA Credit Card Trust under File Nos. 0001370238, 0000936988 and 0001128250, respectively, on [November 23, 2015].

A.   Information Regarding the Current Monthly Distribution

1.   The amount of the current monthly distribution which constitutes Available Funds .... $_____

2.   The amount of the current monthly distribution which constitutes Available Investor Principal Collections............. $_____

Total .... $_____

B.   Information Regarding the Trust Assets

1.   Collection of Principal Receivables

(a) The aggregate amount of Collections of Principal
Receivables processed during the related Monthly
Period and allocated to Series 2001-D .... $_____

2. Collection of Finance Charge Receivables

(a) The aggregate amount of Collections of Finance
Charge Receivables processed during the related
Monthly Period and allocated to Series 2001-D........ $_____

3. Principal Receivables in the Trust

(a) The aggregate amount of Principal Receivables in
the Trust as of the end of the day on the last day of
the related Monthly Period .... $_____

(b) The amount of Principal Receivables in the Trust
represented by the Investor Interest of
Series 2001-D as of the end of the day on the last
day of the related Monthly Period .... $_____

(c) The Floating Allocation Investor Interest as of the
end of the day on the last day of the related Monthly
Period .... $_____

(d) The Principal Allocation Investor Interest as of the
end of the day on the last day of the related Monthly
Period .... $_____

(e) The Floating Investor Percentage with respect to the
related Monthly Period .... ____%

(f) The Principal Investor Percentage with respect to
the related Monthly Period .... ____%

(g) The Investor Interest as of the end of the day on the
last day of the related Monthly Period...................... $_____

(h) The Class D Investor Interest as of the end of the
day on the last day of the related Monthly Period ..... $_____

4. Shared Principal Collections

The aggregate amount of Shared Principal Collections
applied as Available Investor Principal Collections.............. $_____

5. <u>Delinquent Balances; Delinquency Rates</u>

    (a)   The aggregate amount of outstanding balances in the Accounts which were delinquent as of the end of the day on the last day of the related Monthly Period:

				Aggregate Account Balance	Percentage of Total Receivables
(i)	30	-	59 days:	$_____	____%
(ii)	60	-	89 days:	$_____	____%
(iii)	90	-	119 days:	$_____	____%
(iv)	120	-	149 days:	$_____	____%
(v)	150	-	179 days:	$_____	____%
(vi)	180	-	or more days:	$_____	____%
			Total:	$_____	____%

    (b) 60^+-Day Delinquency Rate ....   ____%

    (c)   Three-Month Average 60^+-Day Delinquency Rate ....   ____%

    (d)   Delinquency Trigger Rate ....   7.50%[1]

6. <u>Investor Default Amount</u>

    (a)   The Aggregate Class D Investor Default Amount for the related Monthly Period................................... $_____

    (b)   The Aggregate Investor Default Amount for the related Monthly Period .... $_____

7. <u>Investor Servicing Fee</u>

    (a)   The amount of the Investor Servicing Fee payable by the Trust to the Servicer for the related Monthly Period.. $_____

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[1] The Delinquency Trigger Rate is subject to review and adjustment from time to time in accordance with subsections 14.01(b) and 14.01(c) of the Pooling and Servicing Agreement. The most recent review of the Delinquency Trigger Rate was completed on [•] [•], 201[•].

(b)   The amount of the Net Servicing Fee payable by the Trust to the Servicer for the related Monthly Period. $_____

(c)   The amount of the Servicer Interchange payable by the Trust to the Servicer for the related Monthly Period .... $_____

8.   <u>Portfolio Yield</u>

(a)   The Portfolio Yield for the related Monthly Period .. $_____

BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By:_____
    Name:
    Title:

SCHEDULE TO MONTHLY SERVICER'S CERTIFICATE
MONTHLY PERIOD ENDING _____ __, ____
BANK OF AMERICA, NATIONAL ASSOCIATION
BA MASTER CREDIT CARD TRUST II, SERIES 2001-D

1. The aggregate amount of the Investor Percentage of Collections of
Principal Receivables .... $_____

2. The aggregate amount of the Investor Percentage of Collections of
Finance Charge Receivables (excluding Interchange) .... $_____

3. The aggregate amount of the Investor Percentage of Interchange .... $_____

4. The aggregate amount of Servicer Interchange .... $_____

5. The aggregate amount of funds on deposit in Finance Charge Account
allocable to Series 2001-D... $_____

6. The aggregate amount of funds on deposit in the Principal Account
allocable to Series 2001-D... $_____

7. The amount of Available Funds payable to Series 2001-D............... $_____

   a. The amount of Principal Account Investment Proceeds............... $_____

   b. The amount of Finance Charge Account Investment Proceeds.... $_____

8. The amount of Available Investor Principal Collections payable to
Series 2001-D .... $_____

9. The sum of all amounts payable to Series 2001-D .... $_____

10. To the knowledge of the undersigned, no Series 2001-D Pay Out Event or
Trust Pay Out Event has occurred except as described below:

   None.

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Certificate this ___th day of _____, ____.

BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By: _____
    Name:
    Title:

FORM OF ANNUAL CERTIFICATION

Re: The Fifth Amended and Restated Series 2001-D Supplement to the Fourth Amended and Restated Pooling and Servicing Agreement, each dated as of [November 23, 2015], each as amended, supplemented or otherwise modified from time to time (collectively, the "Agreement"), each among Bank of America, National Association, as servicer (the "Servicer"), BA Credit Card Funding, LLC, as transferor (the "Transferor"), and The Bank of New York Mellon, as trustee.

I, _____ , the _____ of [name of trustee or servicer] (the "Company"), certify to the Transferor, the Servicer and their respective officers, with the knowledge and intent that they will rely upon this certification, that:

(1)   I have reviewed the report on assessment of the Company's compliance provided in accordance with Rules 13a-18 and 15d-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Item 1122 of Regulation AB (the "Company Information"), and the registered public accounting firm's attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Section 1122(b) of Regulation AB that were delivered by the Company to the Transferor and the Servicer pursuant to the Agreement;

(2)   To the best of my knowledge, the Company Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the Company Information;

(3)   To the best of my knowledge, all of the Company Information required to be provided by the Company under the Agreement has been provided to the Transferor [and the Servicer]; and

(4)   To the best of my knowledge, except as disclosed in the reports discussed in clause (1) above, the Company has fulfilled its obligations under the Agreement.

Date: _____

By: _____
Name:
Title:

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by the [Servicer] [Trustee] shall address, at a minimum, the criteria identified as below as "Applicable Servicing Criteria":

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	Servicer
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	Servicer
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the credit card accounts or accounts are maintained.	
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	Servicer
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	[_____]
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on credit card accounts are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	Servicer, Trustee
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	Trustee
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	Servicer, Trustee
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	Servicer, Trustee
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	

	Servicing Criteria	Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of credit card accounts serviced by the Servicer.	Servicer
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	Servicer, Trustee
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	Trustee
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	Servicer, Trustee
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on credit card accounts is maintained as required by the transaction agreements or related asset pool documents.	
1122(d)(4)(ii)	Account and related documents are safeguarded as required by the transaction agreements	Servicer, Trustee
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	Servicer
1122(d)(4)(iv)	Payments on credit card accounts, including any payoffs, made in accordance with the related credit card accounts documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related asset pool documents.	Servicer
1122(d)(4)(v)	The Servicer's records regarding the accounts and the accounts agree with the Servicer's records with respect to an obligor's unpaid principal balance.	Servicer
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's account (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the	Servicer

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
	transaction agreements and related pool asset documents.	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	Servicer
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a Account is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent Accounts including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	Servicer
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for Accounts with variable rates are computed based on the related Account documents.	Servicer
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's Account documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable Account documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related Accounts, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	Servicer
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	Servicer

[THE BANK OF NEW YORK MELLON,
as Trustee]

[BANK OF AMERICA, NATIONAL
ASSOCIATION,
as Servicer]

Date: _____

By: _____
Name:
Title: